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REGISTRANT'S NAME Wing Hang Bank

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永亨銀行

WING HANG BANK

Stock Code 股份代號：302

2007

Annual Report • 年報

目錄

Contents

Corporate Profile

永亨銀號由馮堯敬先生於一九三七年在廣州市創立，最初經營金銀找換業務。早年因中國的政治及經濟環境動盪致經營困難。一九四五年於香港文咸東街重整業務，初期資金只有港幣三十萬元，員工則僅十九人。戰後經濟繁榮，令業務發展更趨蓬勃。一九六零年註冊為永亨銀行並獲銀行牌照，為日後之發展奠下首個里程碑。

一九七三年美國紐約歐文信託公司購入本銀行控股權益，透過合作關係，本銀行獲得更強大的財政及國際銀行業務之基礎。一九七九年總行行址與毗鄰物業重建為現代化總行大廈以配合業務發展之需求。一九八八年歐文信託公司與美國紐約銀行合併成為實力更加雄厚及業務更多元化之銀行集團。一九九三年七月永亨銀行成為上市公司，其股票於香港聯合交易所上市買賣，永亨銀行於二零零四年八月完成合併浙江第一銀行，該行素以信貸紀錄穩固及資產良好見稱，合併後令集團規模及市場地位更為擴大。二零零七年一月，本銀行成功收購專營租購及租賃融資業務之英利信用財務有限公司。二零零七年七月美國紐約銀行集團與Mellon Financial Corporation合併後，成為The Bank of New York Mellon Corporation，其實力及市場地位更為雄厚。

永亨銀行乃集團之控股公司及主要業務運作公司，集團主要提供全面性的銀行服務。在香港總分行共四十間。其全資附屬公司，永亨中國於二零零七年六月於深圳成立，於深圳、廣州及上海均設有分行。集團之主要附屬公司澳門永亨銀行，於一九四一年開業，於澳門有廣闊的分行網絡。此外，透過其附屬公司，更提供代理人、接受存款、離岸銀行、租購貸款、私人貸款、保險及股票經紀等服務。

二零零七年底集團之總資產為港幣一千三百九十七億元，股東資金為港幣一百零四億九千萬元，二零零七年股東應得之溢利為港幣二十億三千一百萬元。

Wing Hang Ngan Ho was first established in 1937 by the late Mr Y K Fung in Guangzhou to carry on the business of a money changer. Its early years proved to be difficult due to the prevailing political and economical turbulent condition in China. In 1945 the company re-established in Hong Kong with a capital of HK$300,000 and a staff of nineteen and prospered during the post war boom. In 1960 Wing Hang Bank was incorporated and was granted a banking licence reaching the first milestone in its future growth.

In 1973 the Irving Trust Company of New York acquired a majority interest in the Bank and the partnership provided Wing Hang with a stronger financial base and the expertise of a major international bank. In 1979 the Head Office Building was re-developed and provided much needed modern facilities for its operations. In 1988 the Irving Trust Company merged with The Bank of New York and became a stronger and more diversified partner. In July 1993, the shares of Wing Hang Bank were listed on The Stock Exchange of Hong Kong. In August 2004, the Bank completed the merger of Chekiang First Bank, a local bank noted for its solid credit history and strong portfolio. This new acquisition provided the Bank with a greater scale and coverage in the market. In January 2007, the Bank acquired Inchroy Credit Corporation Ltd., a major financial institution engaged in hire purchase and lease financing business. In July 2007, The Bank of New York Company Inc. merged with Mellon Financial Corporation to form The Bank of New York Mellon Corporation further increasing its financial strength and standing in the market.

Wing Hang Bank is the holding company and the principal operating company of the Group which provides a full range of banking services. The Bank has a network of 40 branches in Hong Kong, and its wholly-owned subsidiary, Wing Hang China established in June 2007 in Shenzhen has a network of branches in Shenzhen, Guangzhou and Shanghai. The Group's subsidiary, Banco Weng Hang has been operating in Macau since 1941 and has an extensive branch network in the territory. In addition, through its other subsidiaries and affiliated companies the Group provides nominee, deposit taking, offshore banking, hire purchase, consumer financing, insurance and share brokerage services.

At the end of 2007, the Group's total assets and shareholders' funds amounted to HK$139.7 billion and HK$10.49 billion respectively, net profit attributable to shareholders for 2007 was HK$2,031 million.

Group Results in Brief

		2007	2006	增加／(減少) Increase/ (Decrease)	2007
全年結算	**FOR THE YEAR**	**HK$m**	HK$m	%	**US$m**
股東應得之溢利	Profit Attributable to Shareholders	**2,031**	1,661	22%	**260.31**
股息	Dividends	**1,012**	830	22%	**129.71**
以每股計算	**PER SHARE**	**HK$**	HK$	%	**US$**
基本盈利	Basic Earnings	**6.89**	5.65	22%	**0.88**
中期及末期股息	Interim and Final Dividends	**3.43**	2.82	22%	**0.44**
資產淨值	Net Asset Value	**35.55**	31.60	13%	**4.56**
於年終計算	**AT YEAR END**	**HK$m**	HK$m	%	**US$m**
股東資金	Shareholders' Funds	**10,485**	9,297	13%	**1,343.8**
總存款	Total Deposits	**120,096**	107,475	12%	**15,392.4**
客戶貸款	Advances to Customers	**74,574**	58,638	27%	**9,558.0**
總資產	Total Assets	**139,657**	122,151	14%	**17,899.5**
比率	**RATIO**	**%**	%		
成本與收入比率	Cost to Income Ratio	**39.7**	36.6		
平均資產回報率	Return on Average Assets	**1.53**	1.47		
平均股東資金回報率	Return on Average Shareholders' Funds	**20.5**	18.9		

m = million(百萬)
US$1.00 = HK$7.8023

五年集團財務概況

Five Year Group Financial Summary

百萬港元	HK$ million	2003	2004	2005	2006	**2007**
股東資金	Shareholders' Funds	6,687	7,395	8,316	9,297	**10,485**
總存款	Total Deposits	77,477	84,395	91,201	107,475	**120,096**
客戶貸款	Advances to Customers	46,612	49,189	54,402	58,638	**74,574**
總資產	Total Assets	88,737	95,448	104,323	122,151	**139,657**
營業收入	Operating Income	2,031	2,434	2,621	2,937	**3,292**
營業支出	Operating Expenses	712	1,033	976	1,074	**1,306**
股東應得之溢利	Profit Attributable to the Shareholders	864	1,167	1,349	1,661	**2,031**
股息	Dividends	426	576	676	830	**1,012**

港元	HK$					
每股基本盈利	Basic Earnings per Share	2.94	3.97	4.59	5.65	**6.89**
每股中期及末期股息	Interim & Final Dividends per Share	1.45	1.96	2.30	2.82	**3.43**

比率	Ratio					
貸存比率	Loan to Deposit Ratio	60.2	58.3	59.7	54.6	**62.1**
資本充足比率	Capital Adequacy Ratio	15.7	15.7	14.9	15.2	**16.7**
平均流動資金比率	Average Liquidity Ratio	49.0	49.1	50.8	51.6	**50.4**
成本與收入比率	Cost to Income Ratio	35.1	42.4	37.2	36.6	**39.7**
平均資產回報率	Return on Average Assets	1.27	1.29	1.35	1.47	**1.53**
平均股東資金回報率	Return on Average Shareholders' Funds	13.3	16.7	17.1	18.9	**20.5**

股東資金／資本充足比率
Shareholders' Funds/Capital Adequacy Ratio



百萬港元
HK$ million
百份率
Percentage
12,000
10,000
8,000
6,000
4,000
2,000
20
16
12
8
4
03
04
05
06
07
股東資金
Shareholders' Funds
資本充足比率
Capital Adequacy Ratio

總資產／平均資產回報率
Total Assets/ Return on Average Assets



百萬港元
HK$ million
百份率
Percentage
150,000
120,000
90,000
60,000
30,000
2.0
1.5
1.0
0.5
03
04
05
06
07
總資產
Total Assets
平均資產回報率
Return on Average Assets

客戶貸款／總存款／貸存比率
Advances to Customers/Total Deposits/ Loan to Deposit Ratio



百萬港元
HK$ million
百份率
Percentage
150,000
120,000
90,000
60,000
30,000
80
64
48
32
16
03
04
05
06
07
客戶貸款
Advances to Customers
總存款
Total Deposits
貸存比率
Loan to Deposit Ratio

營業支出／營業收入／成本與收入比率
Operating Expenses/Operating Income/ Cost to Income Ratio



百萬港元
HK$ million
百份率
Percentage
3,500
3,000
2,500
2,000
1,500
1,000
500
50
40
30
20
10
03
04
05
06
07
營業支出
Operating Expenses
營業收入
Operating Income
成本與收入比率
Cost to Income Ratio

董事會

董事長

馮鈺斌博士

董事

鄭漢鈞博士GBS, JP*
劉漢銓太平紳士GBS*
李國賢博士MBE, JP*
董建成先生*
謝孝衍先生*
Kenneth A Lopian先生#
古岸潯先生#
王家華先生
馮鈺聲先生
何志偉先生

秘書

何志偉先生

行政委員會

馮鈺斌博士
王家華先生
馮鈺聲先生

審核委員會

李國賢博士MBE, JP
鄭漢鈞博士GBS, JP
古岸潯先生
謝孝衍先生

薪酬委員會

鄭漢鈞博士GBS, JP
李國賢博士MBE, JP

* *獨立非執行董事*
\# *非執行董事*

核數師

畢馬威會計師事務所
香港執業會計師

註冊辦事處

香港皇后大道中一六一號
電話：(852) 2852-5111
圖文傳真：(852) 2541-0036
直線電報：73268 WIHBA HX
環球財務電訊：WIHBHKHH
網址：www.whbhk.com

股份上市

香港聯合交易所有限公司

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十八樓

美國預託證券託管銀行

The Bank of New York Mellon
BNY MELLON Shareowner Services
Church Street Station
P.O. Box 11258
New York, NY 10286-1258
電話：1-212-815-3700
電郵：shareowners@bankofny.com

The Bank of New York Mellon Group成員

高級行政人員

馮鈺斌博士
董事長兼行政總裁

王家華先生
董事兼副行政總裁

馮鈺聲先生
董事兼高級總經理

何志偉先生
董事兼秘書

馮建明先生
總經理

執行董事

馮鈺斌博士

董事長兼行政總裁

60歲。一九七三年獲加拿大多倫多大學工商管理碩士學位，二零零一年獲香港理工大學頒授榮譽工商管理博士學位。二零零五年獲多倫多大學頒授榮譽法律博士學位。一九七六年加入本銀行，並於一九八零年獲委任為董事。一九九二年獲委任為行政總裁，一九九六年四月獲委任為董事長兼行政總裁。現為本集團多間附屬公司董事長。美麗華酒店企業有限公司非執行董事，領匯管理有限公司獨立非執行董事。外匯基金諮詢委員會委員及其轄下金融基建委員會委員。香港旅遊發展局成員、香港理工大學顧問委員會委員、多倫多大學管理學系顧問委員會委員、香港科技大學校董會委員及顧問委員會榮譽委員。香港銀行學會副會長，市區重建局規劃、拓展及文物保護委員會增選委員以及衛奕信勳爵文物信託受託人委員會委員。本銀行已故創辦人馮堯敬先生之長子。

王家華先生

副行政總裁

56歲。一九七九年獲康乃爾大學工商管理碩士學位。於一九九九年六月加入本銀行並獲委任為董事及副行政總裁。曾任職美國紐約銀行，並擁有豐富之授信監管經驗。本銀行行政委員會、授信委員會及管理委員會成員。接受存款公司諮詢委員會委員。

馮鈺聲先生

高級總經理

58歲。獲加拿大渥太華卡頓大學文學士學位。一九七八年加入本銀行並於一九九二年獲委任為董事，本銀行行政委員會、授信委員會及管理委員會成員，並為集團多間附屬公司董事。香港中文大學逸夫書院校董會校董。本銀行已故創辦人馮堯敬先生之次子。

何志偉先生

秘書及副總經理

71歲。一九六一年獲加拿大麥基爾大學工程學士學位，一九七二年加入本銀行，並於一九九五年十月獲委任為董事。本銀行管理委員會及授信委員會成員，亦為本集團多間附屬公司董事及秘書。二零零六年七月獲金銀業貿易場委聘為顧問。馮鈺斌博士及馮鈺聲先生之姐夫。

非執行董事

鄭漢鈞博士GBS, JP

80歲。天津大學工程學士，倫敦帝國學院榮譽院士，香港工程師學會榮譽資深會員、金獎章獲得者及前任會長，英國結構工程師學會資深會員及金獎章獲得者。曾任行政立法兩局議員，土地及建設諮詢委員會、交通諮詢委員會及香港房屋委員會主席，城市大學及公開大學校董會主席。現為天津發展控股有限公司、雅居樂地產控股有限公司、恆隆集團有限公司及恆隆地產有限公司獨立非執行董事。一九八七年加入本銀行董事會。

劉漢銓太平紳士GBS

60歲。擁有倫敦大學法律學士學位，為香港特別行政區高等法院律師、中國司法部委托公證人及國際公證人。劉漢銓律師行高級合夥人。二零零一年獲香港特別行政區政府頒授金紫荊星章勳銜。亦為中國人民政治協商會議全國委員會常務委員、北京控股有限公司、旭日企業有限公司、越秀投資有限公司、越秀交通有限公司、勤+緣媒體服務有限公司及僑福建設企業機構之獨立非執行董事。一九九六年加入本銀行董事會。

李國賢博士MBE, JP

80歲。新興集團主席。太平洋航運集團有限公司非執行董事。香港獅子會眼庫主席，香港盲人福利會主席，香港肝臟基金會長及香港大學校董。曾擔任國際獅子會三零三區總監及國際理事。二零零六年三月獲香港大學頒授社會科學榮譽博士學位。一九九一年加入本銀行董事會，現為本銀行審核委員會主席。

董建成先生

65歲。東方海外(國際)有限公司主席兼行政總裁。亦擔任多家上市公司的獨立非執行董事，包括浙江滬杭甬高速公路股份有限公司、中國石油天然氣股份有限公司、中銀香港(控股)有限公司、裕民航運股份有限公司及星島新聞集團有限公司，董先生也是國泰航空有限公司之獨立非常務董事。董先生於英國利物浦大學接受教育，並於一九六四年取得理學學士學位，其後於一九六六年在麻省理工學院取得機械工程碩士學位。二零零四年一月加入本銀行董事會。

謝孝衍先生

60歲。英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員，香港會計師公會前會長。一九七六年加入畢馬威會計師事務所，一九八四年成為其合夥人，並於二零零三年三月退休。一九九七年至二零零零年任畢馬威中國業務非執行主席及畢馬威中國事務委員會委員。並為多家上市公司之獨立非執行董事，包括中國建設銀行股份有限公司、中國電信股份有限公司、中國海洋石油有限公司、林麥集團有限公司及中化化肥控股有限公司，亦為武漢市人民政府國際諮詢顧問團主席。二零零四年十一月加入本銀行董事會。

Kenneth A Lopian先生

51歲。一九七九年獲美國斯克蘭頓大學理學士學位，曾就讀於英國倫敦商學院。The Bank of New York Mellon高級執行副總裁，其行政委員會成員，專責該行所有國外客戶業務，負責統籌向客戶推薦投資產品。二零零二年三月加入本銀行董事會。

古岸濤先生

46歲。一九八二年獲英國University of Exeter文學士學位。一九八五年加入The Bank of New York Mellon倫敦分行，曾在紐約接受信貸業務訓練及在香港、倫敦及東京擔任職務，現任The Bank of New York Mellon香港分行執行副總裁及總經理。二零零三年十月加入本銀行董事會。



馮鈺斌博士
董事長兼行政總裁

本集團於二零零七年之溢利創新紀錄。股東應得之溢利達港幣二十億三千零六十萬元，較二零零六年度之港幣十六億六千零七十萬元增長百分之二十二點三。每股盈利上升百分之二十二至港幣六元八角九仙。董事會建議派發末期股息每股港幣二元四角七仙。連同於二零零七年九月二十四日已派發之中期股息港幣九角六仙，全年股息總額為每股港幣三元四角三仙，較上年度增加百分之二十一點六。

香港經濟表現凌厲，再度取得強勁增長。本地實際生產總值繼於二零零六年全年增長百分之六點八後，二零零七年第三季度增長達百分之六點二。消費與投資需求殷切，貨品及服務出口總值增長達百分之七點四，反映內地經濟大幅增長。年內股市成交量及投資亦見激增，新公司相繼上市，市場資金充裕。雖然美國出現次按危機及市場憂慮美國經濟不明朗，但置業人士及投資者憧憬按揭息率下調而入市，促使本港樓價於下半年大幅回升。失業率跌至百分之三點四，而十二月份之通脹率則由一年前之百分之二點三溫和上升至百分之三點八。

於二零零七年第三季，美國短期息率因貨幣市場銀根緊絀而出現急升，香港亦跟隨美國加息。其後聯儲局於九月份開始減息及向市場注資，香港息率亦於十月中旬開始下調。

純利／平均股東資金回報率


百萬港元
百分率
2,500
2,000
1,500
1,000
500
25
20
15
10
5
03
04
05
06
07
純利
平均股東資金回報率

經濟向好有助提升資產質素，促使永亨銀行在本地之資產，如住宅與投資按揭、股票有關之貸款、消費信貸以及內地及澳門之業務同時取得理想增長。然而，由於市場資金充裕及競爭激烈，貸款息差，尤其是按揭業務方面，備受壓力。

平均資產回報率及平均股東資金回報率分別為百分之一點五三及百分之二十點五。其他財務比率亦處於健全之水平。本集團之資本充足比率為百分之十六點七；平均流動資金比率為百分之五十點四，而貸存比率則繼收購英利信用財務有限公司之後微升至百分之六十二點一。

本集團現分別於香港及澳門設有四十間及十三間分行，另於內地設有四間分行及兩間支行。於二零零七年十二月底，本集團共聘用二千八百三十三名員工。

展望來年，雖然美國經濟前景不明朗及內地採取緊縮貨幣政策，亞洲經濟應可繼續保持增長。內地逐步開放銀行及金融市場，將為本集團提供更多擴展機會。

本集團將繼續擴展在澳門及內地等高增長地區之業務，同時亦把握機會透過分行及財富管理中心交叉銷售以擴充客戶基礎。此舉有助進一步擴闊服務費收入來源及擴展消費信貸業務。產品創新及卓越之客戶服務同為經營銀行業務之成功關鍵，兩者均為本集團堅持之重點工作。與此同時，本集團深明維持審慎放款政策之重要性。

控制成本乃另一重要範疇，本行將透過投資於資訊科技及精簡運作以達致此目標。

過去一年承蒙全體同事努力不懈為本集團創新佳績，董事會仝人鼎力支持及指導，以及股東繼續信任及支持，本人謹致謝意。

董事長兼行政總裁
馮鈺斌　謹啟

香港　二零零八年三月十八日

財務回顧

截至二零零七年十二月三十一日止年度，本集團之溢利創新紀錄。股東應得之溢利達港幣二十億三千零六十萬元，較二零零六年度之港幣十六億六千零七十萬元增長百分之二十二點三。每股盈利上升百分之二十二至港幣六元八角九仙。董事會建議派發末期股息每股港幣二元四角七仙。連同於二零零七年九月二十四日已派發之中期股息港幣九角六仙，全年股息總額為每股港幣三元四角三仙，較二零零六年增加百分之二十一點六。

由於淨利息收入及其他營業收入同告上升，本集團之營業溢利增加百分之六點六至港幣十九億八千四百四十萬元。倘剔除持作買賣用途及以公平價值計量之金融工具之淨虧損，營業溢利較去年同期增加百分之二十點九。

貸款額增加抵銷了息差收窄之影響，以致淨利息收入增加百分之十三點七至港幣二十四億一千七百五十萬元。由於樓宇按揭利率受調整之壓力，且優惠利率與香港銀行同業拆息間之差距收窄，淨息差因而由百分之一點九五下跌至百分之一點九。

股市交投創新紀錄，加上本行之財富管理業務表現出色，以致其他營業收入上升百分之四十一點二至港幣十一億二千零四十萬元。

持作買賣用途及以公平價值計量之金融工具錄得淨虧損港幣二億四千六百三十萬元，反映債務抵押證券投資出現減值。

存款組合


外幣存款
45%
港幣存款
55%


活期存款
10%
儲蓄存款
15%
定期存款
75%

貸款組合


非本地貸款 28%
企業放款 6%
商業 11%
物業發展及投資 18%
股票有關之貸款 1%
個人放款 6%
住宅樓宇按揭 23%
居者有其屋及私人參與建屋計劃 3%
貿易融資 4%

總營業支出主要因收購英利信用財務有限公司及就擴展業務作出投資而增加百分之二十一點五至港幣十三億零五百七十萬元。因此，本集團之成本與收入比率由百分之三十六點六增至百分之三十九點七。倘剔除持作買賣用途及以公平價值計量之金融工具之虧損，成本與收入比率則為百分之三十六點九，維持在與去年相同之水平。

由於樓價趨升及經濟持續改善，貸款之減值損失及準備維持在港幣一百五十萬元之水平。信用卡撇賬率由二零零六年佔信用卡應收賬百分之一點五二減至百分之一點三。減值貸款減少至港幣三億三千萬元，佔總客戶貸款百分之零點四四。

在住宅與投資按揭、消費信貸及股票有關之貸款取得理想增長，以及內地及澳門之業務亦表現強勁下，客戶貸款增加百分之二十七點二至港幣七百四十六億元。於二零零七年一月收購英利信用財務有限公司亦促使客戶貸款有所增長。

總存款增加百分之十一點七至港幣一千二百零一億元，而客戶存款亦增加百分之十一點七至港幣一千一百四十億元，其中活期及儲蓄存款均有顯著增幅。存款增加之部分原因為股市交投暢旺、分行網絡擴闊，以及成功推廣以高資產客戶為目標之「永亨顯貴理財」概念。

年內本行順利完成發行面值四億美元之步升永久後償票據。所獲得資金可讓本集團積極擴展業務，並同時維持有效率之資本架構。本集團於二零零七年十二月三十一日之資本充足比率為百分之十六點七。穆迪投資服務於二零零七年五月將本行之信貸評級由A3級調升一級至A2級。

業務回顧

零售銀行業務

零售銀行業務之除稅前溢利較二零零六年增加百分之二十七點一，主要原因為貸款穩步增長、財富管理業務表現出色及股票買賣佣金增加。

二零零七年上半年住宅樓宇按揭業務表現甚佳，息率更勝二零零六年同期。雖然下半年市場競爭依然激烈，但在悉心策劃下業務仍有上佳表現。直銷策略令居者有其屋貸款增長百分之三十八點三。綜觀全年表現，住宅樓宇按揭業務增長百分之十四點四。

二零零七年港股交投極為暢旺，以致代客買賣股票所得佣金收入較去年同期增長百分之一百三十九點二，活期及儲蓄存款亦隨之增長百分之九。

多間分行經重新裝修後，為客戶提供更舒適之環境。集團將繼續致力擴展分行網絡及加強現有分行之服務質素。此外，集團將不遺餘力，進一步提升客戶服務水平及提供更多創新產品以滿足客戶需求。



跑馬地分行開幕

財富管理

經濟向好加上股市暢旺，刺激市場對高回報財富管理產品之需求愈趨殷切。因此，本行之財富管理業務表現理想，溢利較去年增長百分之五十五點九。取得優異表現之原因包括獲得高資產客戶認購私人配售及投資產品。此外，推出「永亨顯貴理財」服務亦有助擴大客戶基礎。展望未來，本集團致力提供精益求精之服務及更多精心策劃之產品，以滿足高資產客戶之需求及投資目標。

消費信貸

本集團繼續透過其全資附屬公司永亨信用財務有限公司擴展私人貸款業務，先後推出連串稅務及循環貸款產品。於回顧年度，該公司在消費信貸市場保持重要席位，總貸款增長百分之十三，反映稅務貸款及私人貸款產品之宣傳攻勢奏效。該公司銳意加強建立品牌形象及產品多元化，藉以維持本身之市場競爭力。

永亨信用財務透過旗下二十間分行及業務中心提供卓越客戶服務，務求維持本身之市場領導地位。該公司將透過擴闊客戶基礎及開拓新銷售渠道進一步鞏固其在市場之地位。

汽車及機械租賃

本集團之全資附屬公司永亨財務有限公司從事汽車及機械租賃，專為在珠江三角洲經營之香港廠商提供信貸服務。年內該公司之貸款資產增長百分之十六點二。隨著二零零七年最後一季資金成本下調，定息組合之盈利能力因而提高。

本集團於二零零七年一月收購之英利信用財務業務平穩，回報較預期理想。

上述兩間公司之出色表現令本集團成為本港汽車及機械租賃業之翹楚。

企業銀行業務

本集團旗下企業銀行業務之客戶主要為在香港、澳門及珠江三角洲從事各行各業之中小企業。於二零零七年，企業銀行業務之營業收入增加百分之九點七。年內本集團成功吸納來自不同工商界別頗具規模之公司成為客戶，進一步擴闊客戶基礎。拓展應收賬款融資服務旨在加強貿易融資業務。該部門將繼續與永亨銀行(中國)有限公司合作為中港兩地之企業提供貿易融資服務。

中國業務

由於大量長期客戶不斷擴展在中國之業務，以致供客戶在中國使用之貸款因需求上升而增加百分之三十點五至港幣一百二十一億元。於二零零七年六月，永亨銀行(中國)有限公司在深圳成立，標誌著本集團邁進新里程。永亨銀行(中國)將為當地居民提供全線人民幣服務，令本集團得以為現有客戶提供更佳服務及擴闊客戶基礎。目前本集團在內地設有四間分行及兩間支行。

永亨銀行(中國)將專注於擴展存款業務及增加財富管理業務之產品種類。本集團計劃於來年在珠江三角洲開設更多分行及支行，並計劃將北京代表辦事處升格為分行。



永亨銀行(中國)成立慶祝典禮

永亨保險

面對激烈競爭，過去一年保險業務仍處於艱苦經營。銀行保險業務為擴闊服務費收入途徑之一，且以為客戶提供全線保險服務為目標。年內旗下保險業務取得溫和業務增長。

本集團於二零零七年在深圳成立之保險代理部，一直運作暢順。本集團計劃於今年為內地客戶提供廣泛之保險服務。

本集團於永亨蘇黎世保險、香港人壽及銀聯信託之策略性投資於二零零七年取得豐厚回報。然而，二零零八年之經濟環境尚未明朗，預料將會面對更大挑戰。

永亨證券

由於股市交投活躍，加上積極向客戶推廣服務，以致本行證券業務永亨證券之佣金收入較去年大幅增長百分之一百三十九點二。為提高營運效率，本行之證券業務將不斷提升交易容量及鼓勵散戶投資者透過本行之互聯網交易平台等自動系統進行買賣。

財資業務

為客戶提供外匯及財資產品是本行財資業務之主要收入來源。於二零零七年，由於持作買賣用途及以公平價值計量之金融工具之未實現虧損，財資業務處於艱苦經營。定息債務投資之淨利息收入增加，已部份抵銷了此等以市價列賬之虧損。低息環境繼續有利於本行之定息組合。



與社會福利署合辦永亨「義人行」青年社區服務計劃

澳門業務

澳門永亨銀行在澳門經濟強勁增長帶動下繼續表現突出。澳門本地生產總值繼於二零零六年增長百分之十七後，二零零七年首三季度之本地生產總值較去年同期增長百分之二十九點五。在當地娛樂事業持續擴展及地產市道蓬勃發展之支持下，除稅前溢利增加百分之三十四點七至澳門幣三億八千三百二十萬元。淨利息收入增長百分之二十點二，同時非利息收入增長百分之六十三點八，部份原因為來自財富管理及股票交易之服務費收入增加。自二零零六年底以來，貸款及存款分別增長百分之四十三點六及百分之六點一。

企業社會責任

永亨銀行有限公司高瞻遠矚，致力建立可持續發展之業務，對社會和環境作出有所裨益之積極貢獻。

本集團於二零零七年履行之企業社會責任包括派遣永亨義工隊進行逾七千小時社會服務，包括提供教育支援及家庭支援。

於二零零七年，永亨銀行有限公司捐出百萬善款，協助改善醫療、年青人發展及環境，其中一筆捐款用於資助由本行與社會福利署合辦之永亨「義人行」青年社區服務計劃，鼓勵年青人服務社群。去年該計劃共贊助逾一百個項目，超過二千七百名義工為三萬名有需要之人士提供服務。

永亨銀行有限公司於保護環境方面不遺餘力，深信在日常業務運作上貫徹於「減少、再用及循環使用」之原則下乃是愛惜環境之有效方法。

自二零零三年以來，本行所作努力每年均獲香港社會服務聯會頒發「商界展關懷」嘉許狀。本行日後仍會繼續努力在履行企業社會責任上爭取突出表現。

董事會謹將截至二零零七年十二月三十一日止之年度報告及已審核之財務報表送呈各股東省覽。

主要營業地點

永亨銀行有限公司(「本銀行」)為一間於香港註冊及營業之持牌銀行，註冊地址及主要營業地點為香港皇后大道中一六一號。

主要業務

本銀行及其附屬公司(統稱「本集團」)之主要業務為經營銀行及有關之財務服務。

本集團於本年度內之主要業務及地區劃分之業務分析載於財務報表附註20及35。

業績

截至二零零七年十二月三十一日止年度之集團盈利，及本集團和本銀行於當日之財政狀況，載於本財務報表第51頁至第178頁內，有關已派發或建議派發之股息載於財務報表附註9。

主要客戶

董事會認為本集團五位最大客戶佔本集團總收入少於百分之三十。

固定資產

本集團及本銀行於本年度內之固定資產變動狀況載於財務報表附註22。

股本及儲備

本銀行股東應得之溢利為港幣2,030,564,000元(二零零六年：港幣1,660,716,000元)已轉入儲備內。本集團及本銀行於本年度內之股本及儲備變動狀況載於財務報表附註31及32。

慈善捐款

本年度內本集團對各項慈善機構之捐款約為港幣1,100,000元(二零零六年：港幣1,129,000元)。

董事

於本年報通過日董事會各同寅之芳名請參閱本年報第6頁。

董事鄭漢鈞博士、古岸濶先生及謝孝衍先生依照本行組織章程細則均應告退，但可再選復任。

獨立非執行董事袍金

本銀行每位獨立非執行董事於截至二零零七年十二月三十一日止之年度內，各收取董事袍金港幣150,000元，而審核委員會及薪酬委員會成員分別各收取酬金港幣150,000元及港幣20,000元。

董事及行政總裁權益

於二零零七年十二月三十一日，董事及本銀行之行政總裁於本銀行及其任何相聯法團(定義見證券及期貨條例第XV部)之股份及相關股份中，擁有根據證券及期貨條例第XV部第7及8分部須知會本銀行及香港聯合交易所有限公司(「聯交所」)之權益(包括根據證券及期貨條例該等條文彼等被視作或當作擁有之權益及淡倉)；或根據證券及期貨條例第352條須記入該條所述由本銀行存置之登記冊之權益；或根據上市發行人董事進行證券交易的標準守則(「標準守則」)須知會本銀行及聯交所之權益如下：

	所持股份數目						佔已發行
姓名	個人	家族	認股權[1]	獎賞[2]	其他	合計	股本之百分率
馮鈺斌[3]	2,982,000	–	230,000	650,000	–	3,862,000	1.31
馮鈺聲[3]	3,000,000	60,000	180,000	325,000	–	3,565,000	1.21
李國賢	–	–	–	–	1,164,701[4]	1,164,701	0.39
王家華	–	–	80,000	395,000	–	475,000	0.16
何志偉[3]	224,000	100,000	80,000	10,000	–	414,000	0.14
劉漢銓	71,500	–	–	–	–	71,500	0.02

附註：

(1) 認股權乃根據本銀行於一九九三年六月九日及二零零三年四月二十四日採納之認股權計劃授予董事。詳情載於「認股權計劃」項下。

(2) 股份獎賞乃根據本銀行於二零零四年四月二十二日採納之僱員獎勵計劃授予董事。詳情載於「僱員獎勵計劃」項下。

(3) 馮鈺斌、馮鈺聲及何志偉之配偶連同其他人士亦為保定有限公司、YKF Holding Corporation及Tessel Inc.各項信託之合資格受益人。此等公司於本銀行股份之權益載於「主要股東權益」項下。

(4) 股份乃透過李國賢博士之家族信託所持有。

上述所有權益均為長盤。

除上文披露者外，於二零零七年十二月三十一日，董事或本銀行之行政總裁及彼等之聯繫人士於本銀行或其任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份及債券中，概無擁有根據證券及期貨條例第XV部第7及8分部須知會本銀行及聯交所之任何權益或淡倉(包括根據證券及期貨條例該等條文彼等被視作或當作擁有之權益及淡倉)；或根據證券及期貨條例第352條須記入該條所述由本銀行存置之登記冊之任何權益或淡倉；或根據標準守則須知會本銀行及聯交所之任何權益或淡倉。

主要股東權益

於二零零七年十二月三十一日，據董事或本銀行之行政總裁所知，除上文披露之董事或本銀行之行政總裁外，董事得悉，於本銀行股份或相關股份中，擁有須根據證券及期貨條例第XV部第2及3分部向本銀行披露之權益或淡倉；或根據證券及期貨條例第336條已記入本銀行所存置登記冊之權益或淡倉之人士及其權益載列如下：

名稱	權益性質	股份數目	佔已發行股本之百分率
BNY International Financing Corporation	實益擁有人	59,825,053 [(1)]	20.28
美國紐約銀行	受控法團權益	59,825,053 [(1)]	20.28
The Bank of New York Mellon Corporation	受控法團權益	59,825,053 [(1)]	20.28
Federal Trust Company Limited	受託人	34,737,600 [(2 & 4)]	11.78
保定有限公司	受託人	24,156,000 [(3 & 4)]	8.19
GZ Trust Corporation	受託人	24,156,000 [(3 & 4)]	8.19
YKF Holding Corporation	受託人	24,098,400 [(2 & 4)]	8.17
Aberdeen Asset Management Plc及其聯營公司	投資經理	23,512,529 [(5)]	7.97
永亨銀行(代理人)有限公司	代理人	23,378,400 [(2 & 4)]	7.93
Aberdeen Asset Management Asia Limited	投資經理	22,815,000 [(5)]	7.73
Tessel Inc.	受託人	10,639,200 [(2 & 4)]	3.61

附註：

(1) BNY International Financing Corporation為美國紐約銀行之全資附屬公司。美國紐約銀行為The Bank of New York Mellon Corporation之全資附屬公司。

(2) Federal Trust Company Limited為Tessel Inc.及YKF Holding Corporation之受託人。永亨銀行(代理人)有限公司為YKF Holding Corporation若干股份之登記持有人。

(3) 保定有限公司由GZ Trust Corporation全資擁有。

(4) 保定有限公司、YKF Holding Corporation及Tessel Inc.各為信託，其中馮鈺斌、馮鈺聲及何志偉之配偶連同其他人士均屬合資格受益人。

(5) Aberdeen Asset Management Asia Limited為Aberdeen Asset Management Plc之全資附屬公司。

上述所有權益均為長盤。

除上文披露者外，於二零零七年十二月三十一日，據董事或本銀行之行政總裁所知，除董事或本銀行之行政總裁外，概無任何人士於本銀行股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須向本銀行及聯交所披露之權益或淡倉；或直接或間接擁有附帶權利可在所有情況下於本集團任何成員公司股東大會表決之任何類別股本面值百分之十或以上權益。

認股權計劃

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。根據認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於聯交所之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為下列兩者中的較高者：

(i) 股份於授予日在聯交所之收市價，該日必須為營業日，及

(ii) 股份於授予日前五個營業日在聯交所之平均收市價。

認股權於行使前必須持有最少一年，並可於授予日的第一週年至第十週年期間行使，並以有關股份進行實物交收。接受認股權須付港幣一元，該認股權計劃已於二零零三年四月二十四日終止，並由一新認股權計劃取代。此新認股權計劃為期十年，其修改並符合聯交所證券上市規則(「上市規則」)第十七條。

於二零零七年十二月三十一日，根據認股權計劃可予發行之普通股為13,793,000股或佔本銀行已發行股本百分之四點七。

於二零零七年十二月三十一日，本銀行之董事及僱員持有認股權可購入本銀行股份之權益如下(二零零七年十二月三十一日每股市值為港幣116.7元)。

	股份數目 31/12/2007	股份數目 31/12/2006	授予日期	行使之股份數目	已失效之股份數目	行使價	認股權授予日之每股市值	股份於行使前一日之每股加權平均收市價
						港元	港元	港元
董事								
馮鈺斌	**50,000**	50,000	10/03/2001	–	–	23.60	29.00	–
	40,000	40,000	15/03/2002	–	–	26.30	26.30	–
	40,000	40,000	14/03/2003	–	–	26.50	26.50	–
	50,000	50,000	21/05/2004	–	–	43.80	43.80	–
	50,000	50,000	14/01/2005	–	–	51.25	50.75	–
王家華	**40,000**	40,000	21/05/2004	–	–	43.80	43.80	–
	40,000	40,000	14/01/2005	–	–	51.25	50.75	–
馮鈺聲	**40,000**	40,000	10/03/2001	–	–	23.60	29.00	–
	30,000	30,000	15/03/2002	–	–	26.30	26.30	–
	30,000	30,000	14/03/2003	–	–	26.50	26.50	–
	40,000	40,000	21/05/2004	–	–	43.80	43.80	–
	40,000	40,000	14/01/2005	–	–	51.25	50.75	–
何志偉	**30,000**	30,000	15/03/2002	–	–	26.30	26.30	–
	30,000	30,000	14/03/2003	–	–	26.50	26.50	–
	20,000	40,000	14/01/2005	20,000	–	51.25	50.75	89.25
其他僱員	**60,000**	60,000	10/03/2001	–	–	23.60	29.00	–
	20,000	20,000	15/03/2002	–	–	26.30	26.30	–
	40,000	60,000	14/01/2003	20,000	–	25.80	25.70	95.85
	170,000	220,000	21/05/2004	50,000	–	43.80	43.80	91.77
	50,000	50,000	14/01/2005	–	–	51.25	50.75	–
	80,000	85,000	28/01/2005	5,000	–	50.25	49.80	96.55
	990,000	1,085,000		95,000	–			

僱員獎勵計劃

根據已批准之僱員獎勵計劃，董事會獲授權可決定給予行政人員獎賞以購入本銀行股份，作為挽留彼等繼續為本銀行效力之獎勵，根據僱員獎勵計劃於二零零四年四月二十二日獲通過後五年內，可予發行的股份獎賞數目最多不得超過本銀行不時已發行股本百分之一。獎賞於授出日期起計第六週年至第十週年，按以下之百分比生效。

日期	獎賞生效之百分比
授出日期起計六週年	5%
授出日期起計七週年	10%
授出日期起計八週年	15%
授出日期起計九週年	20%
授出日期起計十週年	50%

於二零零七年十二月三十一日，本銀行董事及僱員持有本銀行獎賞可購入本銀行之股份如下。

	獎賞數目 31/12/2007	獎賞數目 31/12/2006	授予日期	獎賞授予日之公平價值
				港元
董事				
馮鈺斌	**200,000**	200,000	21/05/2004	42.80
	450,000	450,000	23/01/2006	56.20
王家華	**125,000**	125,000	21/05/2004	42.80
	270,000	270,000	23/01/2006	56.20
馮鈺聲	**100,000**	100,000	21/05/2004	42.80
	225,000	225,000	23/01/2006	56.20
何志偉	**10,000**	10,000	21/05/2004	42.80
其他僱員	**60,000**	60,000	21/05/2004	42.80
	615,000	615,000	23/01/2006	56.20
	140,000	–	29/01/2007	94.60
	2,195,000	2,055,000		

本集團根據此項獎勵計劃以無代價授予若干僱員獎賞，以購入本銀行股份。股份將根據獎賞按每股面值港幣一元購入。獎賞之公平價值以授出日計算，並在獎賞授出日與生效期內於收益表扣除及撥入股東資金內。獎賞未生效期內所派發相等於股息之現金，將以花紅支出按應計基準於收益表內扣除。

董事合約權益

本年度末或本年度內本銀行或其附屬公司並無訂立使其董事享有權益之重要合約。

除上述之認股權計劃及僱員獎勵計劃外，本年內本銀行或其附屬公司從未簽訂任何合約致使本銀行各董事因取得本銀行或其他法人團體之股份或債券而獲益。

各董事並未與本銀行簽訂任何服務合約。

購買、出售或贖回上市證券

截至二零零七年十二月三十一日止年度內，本銀行或其任何附屬公司並無購買、出售或贖回本銀行之上市證券。

企業管治常規守則

除某些偏離項目外，本年內本銀行已遵守及接納上市規則附錄十四「企業管治常規守則」中之全部守則條文。

有關本銀行企業管治之詳情載於第22頁至第26頁之企業管治報告書內。

符合銀行業(披露)規則

由二零零七年一月一日起，本銀行須遵守銀行業(披露)規則，此規則已取代香港金融管理局發出之財務資料披露監管政策手冊。銀行業(披露)規則已制定認可機構編製收益表、財政狀況及資本充足時所公開披露之最低標準。截至二零零七年十二月三十一日止年度之財務報表已完全符合銀行業(披露)規則之適用披露要求。

公眾持股量

於本報告日期，就本銀行所得公開資料顯示及其董事所知，本銀行已維持上市規則所訂之公眾持股量。

核數師

載於年報第51頁至第178頁之財務報表經由畢馬威會計師事務所審核。

於即將舉行之股東週年大會上，將提請復聘畢馬威會計師事務所為本銀行之核數師。

承董事會命

董事長兼行政總裁
馮鈺斌　謹啟

香港　二零零八年三月十八日

企業管治常規

本銀行於二零零七年度內，已遵守及接納載於香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四「企業管治常規守則」中之全部守則條文，除下列偏離項目：守則條文A.2.1(有關區別董事長及行政總裁之角色)及守則條文A.4.1(非執行董事之委任應有指定任期)。

董事進行之證券交易

本銀行已採納上市規則附錄十「上市發行人董事進行證券交易的標準守則」(「標準守則」)所載有關董事買賣本銀行股份之守則以供彼等遵守。

董事確認彼等於二零零七年度在各方面均已遵守標準守則之規定。

董事會

董事會包括十一名董事。董事履歷及各董事間的關係已載於本年報之「董事會成員」內；與本集團之借貸詳情，載於本年報財務報表附註36內。

董事會定期舉行會議，通常每年舉行五次會議。二零零七年曾舉行五次會議，董事之出席紀錄如下：

執行董事

馮鈺斌博士(董事長)、王家華先生、馮鈺聲先生及何志偉先生均有出席全部會議。

獨立非執行董事

鄭漢鈞博士及劉漢銓先生出席全部會議。李國賢博士及謝孝衍先生出席四次會議，董建成先生出席三次會議。

本銀行已收到各獨立非執行董事根據上市規則第3.13條之規定就其獨立性每年作出之確認，並且認為該等董事確屬獨立人士。

非執行董事

Kenneth A Lopian先生及古岸濤先生出席全部會議。

全體董事均已於年初獲發董事會定期會議之時間表。至於在原定時間以外舉行之其他董事會會議，則會發出所須通告。

全體董事皆有機會提出商討事項，以列入董事會定期會議之議程。董事會定期會議之議程及隨附董事會文件全部及時送交全體董事，並至少於會前三天送出。

全體董事均有權查閱董事會文件及相關資料。此等文件及相關資料應足以使各董事能就提呈商議事項作出知情決定。若有董事提出問題，本銀行必會盡快作出詳盡之回應。

董事長有責任確保董事及時收到充分及可靠之資料，並確保各董事對董事會商討之議程獲得詳盡解釋。

任何被認為會引致與主要股東或董事產生利益衝突之事項，均須於董事會會議上處理，會上須要有在該事項並無利益之獨立非執行董事出席。

公司秘書備存董事會之會議紀錄，任何董事可於合理通知後，查閱有關會議紀錄。

董事會及董事會委員會之會議紀錄，均詳列會議上董事會所考慮事項及達致之決定，其中包括董事提出之任何疑慮或表達之反對意見。董事會會議結束後，會議紀錄之初稿及最後定稿於合理時段內送交全體董事，初稿供董事表達意見，最後定稿則作其紀錄之用。

所有董事均可獲得公司秘書之意見和服務，以確保董事會程序及所有適用規則及法規均獲得遵守。

本銀行每名新任董事均會獲得全面簡介，以確保對本銀行之運作及業務均有適當之理解，並完全知道本身在法規、普通法、上市規則、適用之法律規定及其他監管規定下之職責。

董事會已議定程序，讓董事可在適當情況下諮詢獨立專業意見，費用由本銀行支付。另外，董事亦可獲提供獨立專業意見，以協助有關董事履行其對本銀行之責任。

高級管理層不時與董事會成員進行正式及非正式接觸，向董事會提供充分解釋及足夠資料，讓董事會成員於會議前對本銀行之財務狀況及其他資料作出知情審批。

董事會已成立多個委員會，包括行政委員會、審核委員會、董事提名委員會及薪酬委員會。行政委員會亦已成立其他委員會，如管理委員會、授信委員會及資產負債管理委員會，以監察本銀行之日常業務運作。所有委員會均具有清晰之職權範圍，確保委員會適切地履行其職能。各委員會之職權範圍均規定該等委員會要向董事會匯報其決定及建議。

本銀行經董事會制定授予及轉授予管理層之職能，並定期進行檢討，以確保該等安排符合本銀行之需要。

行政委員會

行政委員會定期舉行會議，檢討本集團之管理及業務表現。該委員會包括行政總裁及兩名執行董事。

根據董事會決議，行政委員會獲授權執行及管理本集團正常銀行及相關業務活動時所需之權力及職權，具體而言包括(惟不限於)：

- 經營正常銀行及相關業務
- 審閱及審批人力資源事務，包括薪金、薪酬及擢升等，本行董事及高級行政人員除外
- 審閱及審批資本開支、董事會會議議程及開展新業務等行政事務
- 審閱及審批投資、全年預算案、發行資本及可轉換債務證券等財政事務
- 審閱上述活動相關之法律事務，就與本集團有關之訴訟及聆訊委聘律師
- 重大資本開支、投資及其他需要董事會審批之建議

授信委員會

授信委員會主要職責是協助董事會制定集團之風險策略以管理信貸風險。委員會亦負責制定及維持集團之信貸風險管理架構，並參與大額貸款申請之審批。委員會成員包括行政總裁、三名執行董事、信貸管理處主管及風險管理處主管。

管理委員會

管理委員會定期舉行會議，檢討及審批本銀行之財務與業務計劃及主要業務與營運之動向。委員會成員包括行政總裁、三名執行董事、財務總監、零售銀行處主管、資訊科技處主管及營運管理處主管。

資產負債管理委員會

資產負債管理委員會負責制定及維持有關資產負債表之結構、市場風險、交易、融資及流動資金管理，各項橫跨集團銀行業務之整體風險管理架構。委員會並向董事會提交有關之政策及指引。委員會成員包括行政總裁、三名執行董事、財務總監、司庫，零售銀行處主管及風險管理處主管。

審核委員會

本銀行之審核委員會於一九九二年成立，成員包括四名非執行董事，李國賢博士(主席)、鄭漢鈞博士、古岸濤先生及謝孝衍先生。審核委員會並無成員為本銀行核數師之退任合夥人，於其獲委任時，退休不超過一年或尚可享有其財務利益。

審核委員會有清晰之職權範圍，並向董事會負責。委員會定期與執行董事、財務總監、首席內部核數員及本銀行之核數師舉行會議，以檢討及討論本集團之財務表現，並考慮有關稽核之性質及範圍，以及內部監控、風險管理及條例執行制度之效率。委員會亦會討論由本銀行內部核數員、本銀行之核數師與及監管機構所提出之各種事項，並確保推行所有審核建議。

審核委員會於二零零七年曾舉行四次會議，古岸濤先生及謝孝衍先生出席全部會議，李國賢博士及鄭漢鈞博士出席三次會議。

於二零零七年，委員會已審閱永亨銀行集團截至二零零六年十二月三十一日止年度之財務業績及業績報告、截至二零零七年六月三十日止六個月之中期業績及業績報告。根據新的銀行業(披露)規則，有關符合財務披露要求亦於審核委員會會議上討論。

審核委員會審批二零零八年度內部稽核計劃，亦審批了內部審核規章之修訂。委員會亦討論了新購入之附屬公司，英利信用財務有限公司及於中國新成立之附屬公司，永亨銀行(中國)有限公司之審核範圍。

審核委員會負責監察本銀行核數師之獨立性、客觀性及根據適用準則進行審核之成效，以及批准核數師之酬金。

委員會已審閱本銀行內部核數員及風險管理處信貸審查組負責之工作、調查結果及建議。本銀行之核數師於致管理層之函件及監管機構於審核報告中提及之結果及建議均予詳細審閱及跟進。

至於內部監控及風險管理方面，委員會已審閱本銀行之內部監控系統，包括風險管理架構、營運監控及風險管理系統，並與高層管理人員商討。委員會亦審閱二零零七年度內部監控報告所載就風險管理人員提交之內部監控自我評估結果而作出之獨立檢討及核證。委員會於二零零七年底與香港金融管理局開會，就內部監控及風險管理事宜進行交流及商討，就檢討銀行業界之市場慣例問題分享彼此觀察所得，並簡報新監管之重點。

於二零零七年，董事會及審核委員會在甄選、委聘、辭退或解僱本銀行之核數師之事宜上並無分歧。

審核委員會獲提供足夠資源，包括本銀行之核數師之建議及內部稽核部門之配合，以履行其職責。

審核委員會之完整會議紀錄由該委員會秘書保存。審核委員會會議紀錄之初稿及最後定稿於合理時段內送交委員會全體成員。初稿供成員表達意見，最後定稿作其紀錄之用。

審核委員會之職權範圍全文包括守則條文C.3.3之規定，已於本銀行之網站www.whbhk.com內刊登。

董事提名委員會

董事提名委員會於二零零二年十二月成立，成員包括三名獨立非執行董事，李國賢博士(主席)、鄭漢鈞博士及劉漢銓先生。董事提名委員會負責審閱及向董事會提出建議委任本銀行所有新任董事、行政總裁、副行政總裁及集團行政人員。二零零七年並無舉行任何會議。

薪酬委員會

薪酬委員會於一九九五年成立，具有清晰之職權範圍。薪酬委員會成員包括兩名獨立非執行董事，鄭漢鈞博士(主席)及李國賢博士。薪酬委員會每年舉行一次會議，就本銀行董事及高級管理層之一切薪酬政策及架構提出建議。

兩位成員於二零零八年一月均有出席薪酬委員會舉行之會議。本銀行之酬金政策旨在確保酬金水平足夠及具市場競爭力。委員會參照董事會不時議決之企業宗旨及目標，檢討及審批本銀行之董事及高級管理層按表現釐定之薪酬。於參考業務表現之同時，亦會考慮可作比較之銀行所支付之酬金(包括長期獎勵計劃)等因素。

薪酬委員會須就其他執行董事及高級管理層之酬金建議向董事長及行政總裁諮詢，並於有需要時徵求專業意見。委員會獲提供足夠資源，以履行其職責。

薪酬委員會之職權範圍全文包括守則條文B.1.3之規定，已於本銀行之網站www.whbhk.com內刊登。

內部監控

董事負責本銀行及其附屬公司之內部監控及檢討其成效。

內部監控程序旨在保障資產免被非法挪用，妥善保存完整會計記錄，以及確保業務上所用或向外發布之財務資料準確可靠。該等程序提供合理，但並非絕對保證不會出現嚴重錯誤、損失或欺詐。有關程序亦為確保遵守適用法例、規則及規例而設。

本集團就查找、監控及匯報本集團面對之重大風險而制定相關系統及程序。風險管理政策及主要風險監控限制均經董事會批准。

業務及功能單位負責根據風險管理程序評估及管理在本身職責範圍內產生之風險。有關風險管理報告須提交管理委員會、授信委員會、資產負債管理委員會、行政委員會及董事會，以便監察個別類型之風險。

有關管理本集團所面對各類重大風險，包括信貸、市場、流動資金及營運各方面之風險之政策及程序，載於本年報之財務報表附註37內。

本銀行每年均對內部監控系統進行效益檢討，內容包括財務、營運、條例監察及風險管理之監控。於二零零七年底進行之檢討，乃參考COSO(The Committee of Sponsoring Organisations)之內部監控框架進行，並根據監控環境、風險評估、監控活動、溝通及監察五項元素以評估本銀行之內部監控系統。結果已向審核委員會及董事會匯報。

內部稽核為本銀行內部監控系統重要之一環，負責監察內部監控程序之效能，並確保各業務及運作單位能遵守既定之政策與準則。本銀行管理層須向內部稽核功能書面確認已遵守本銀行之核數師及監管機構提出之所有建議。內部稽核功能亦會就運作效益及其他風險管理事宜向管理層提出意見。內部稽核功能之工作集中於該等經風險評估而確定為本銀行最大風險之運作範疇。本銀行首席內部核數員向本銀行董事長及審核委員會滙報。審核委員會之會議記錄副本亦將寄予董事會以供參考。

董事長及行政總裁

馮鈺斌博士為本銀行之董事長兼行政總裁。董事會認為此架構不會使權力過份集中在一人身上，不只因為董事會內有多位獨立非執行董事，同時亦有兩位代表主要股東The Bank of New York Mellon之非執行董事。董事會與管理層之間之權力和職權得以平衡，因為並沒有個別人士有絕對之決定權；董事長及行政總裁由一人兼任，有助於建立強勢及一致之領導權，使本銀行能夠迅速及有效地作出及實施各項決定。

非執行董事

非執行董事之職能包括但不限於守則條文A.5.2之規定。非執行董事之任期與其他董事一樣，沒有指定的任期，並根據本銀行之組織章程大綱及細則規定輪流退任，但可再選復任。在每一屆股東週年大會上，當時的三分之一董事(若董事數目並非三之倍數，則取其接近者，但不能超過三分之一)應退任。

根據本銀行之組織章程大綱及細則，董事會所委任之新任董事須於彼等獲委任後首屆股東大會上再選復任。

核數師酬金

就本銀行之核數師所提供之審計及非審計服務之酬金分析已載於本年報之財務報表附註5內。

董事對財務報表之責任

在編製本集團之財務報表時，董事已確認彼等之責任，並確保該等財務報表已符合法定要求及適用於會計準則之規定。本銀行之核數師就財務報表之責任聲明已載於獨立核數師報告書內。

與股東之溝通

本銀行設立不同渠道與股東保持溝通，包括刊印年報、中期報告及新聞稿，該等資料亦載於本銀行網頁。股東週年大會(「股東大會」)是有效之平台讓董事會與股東溝通。董事會主席、執行董事及審核委員會、董事提名委員會及薪酬委員會之主席或成員於會上列席以解答股東之提問。股東大會亦會就每一獨立重大事項提呈決議，包括選舉董事。

投票表決之程序及股東可要求以投票方式表決之權利載於附於年報寄予股東之通函。本銀行之股份登記處任監察員確保依照適當程序進行。

Board of Directors

Chairman

Dr Patrick Y B Fung

Directors

Dr Cheng Hon Kwan, GBS, JP*
Mr Ambrose H C Lau, GBS, JP*
Dr Simon K Y Lee, MBE, JP*
Mr Tung Chee Chen*
Mr Aloysius H Y Tse*
Mr Kenneth A Lopian•
Mr Andrew M Gordon•
Mr Frank J Wang
Mr Michael Y S Fung
Mr Louis C W Ho

Secretary

Mr Louis C W Ho

Executive Committee

Dr Patrick Y B Fung
Mr Frank J Wang
Mr Michael Y S Fung

Audit Committee

Dr Simon K Y Lee, MBE, JP
Dr Cheng Hon Kwan, GBS, JP
Mr Andrew M Gordon
Mr Aloysius H Y Tse

Remuneration Committee

Dr Cheng Hon Kwan, GBS, JP
Dr Simon K Y Lee, MBE, JP

* *Independent Non-executive Directors*
• *Non-executive Directors*

Auditors

KPMG
Certified Public Accountants

Registered Office

161 Queen's Road Central
Hong Kong
Telephone: (852) 2852-5111
Fax: (852) 2541-0036
Telex: 73268 WIHBA HX
SWIFT: WIHBHKHH
Website: www.whbhk.com

Share Listing

The Stock Exchange of
Hong Kong Limited

Share Registrars

Computershare Hong Kong
Investor Services Limited
18/F, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary Bank

The Bank of New York Mellon
BNY MELLON Shareowner Services
Church Street Station
P.O. Box 11258
New York, NY 10286-1258
Telephone: 1-212-815-3700
Email: shareowners@bankofny.com

Affiliated with The Bank of New York Mellon Group

Senior Management

Dr Patrick Y B Fung
Chairman and Chief Executive

Mr Frank J Wang
Director and Deputy Chief Executive

Mr Michael Y S Fung
Director and Senior General Manager

Mr Louis C W Ho
Director and Secretary

Mr David K M Fung, MBA, DBA
General Manager

Executive Directors

Dr Patrick Y B Fung

Chairman and Chief Executive

Aged 60. Obtained his MBA degree from University of Toronto in 1973, and was awarded an Honorary Doctor of Business Administration by the Hong Kong Polytechnic University in 2001 and an Honorary Doctor of Laws by the University of Toronto in 2005. Joined the Bank in 1976 and was appointed a Director in 1980. Appointed Chief Executive in 1992, Chairman and Chief Executive in April 1996. Chairman of numerous subsidiaries within the Group. A Non-executive Director of Miramar Hotel and Investment Company Limited and an Independent Non-executive Director of The Link Management Limited. A member of the Exchange Fund Advisory Committee (EFAC) and the EFAC Financial Infrastructure Sub-Committee, a member of the Hong Kong Tourism Board, a member of the Court of the Hong Kong Polytechnic University, a member of the Dean's Advisory Council of the Faculty of Management at the University of Toronto, a Council member and Honorary Court member of the Hong Kong University of Science and Technology, Vice President of the Hong Kong Institute of Bankers, a Co-opt member of the Planning, Development and Conservation Committee of the Urban Renewal Authority and a member of the Board of Trustees of the Lord Wilson Heritage Trust. Son of the late Mr Y K Fung, founder of the Bank.

Mr Frank J Wang

Deputy Chief Executive

Aged 56. Obtained MBA degree from Cornell University in 1979. Joined the Bank and appointed a Director and Deputy Chief Executive in June 1999. Was previously with The Bank of New York and has extensive credit control experience. A member of the Executive Committee, Credit Committee and Management Committee of the Bank. A member of Deposit Taking Company Advisory Committee.

Mr Michael Y S Fung

Senior General Manager

Aged 58. Obtained BA degree from Carlton University in Ottawa, Canada. Joined the Bank in 1978 and appointed a Director in 1992. A member of the Executive Committee, Credit Committee and Management Committee of the Bank and a Director of numerous subsidiaries within the Group. A Member of the Board of Trustees of Shaw College, The Chinese University of Hong Kong. Son of the late Mr Y K Fung, founder of the Bank.

Mr Louis C W Ho

Secretary and Deputy General Manager

Aged 71. Obtained an engineering degree from McGill University in 1961. Joined the Bank in 1972 and appointed a Director in October 1995. A member of the Management Committee and Credit Committee of the Bank and a Director and Secretary of numerous subsidiaries within the Group. Appointed an Honorary Adviser of The Chinese Gold and Silver Exchange Society in July 2006. Brother-in-law of Dr Patrick Y B Fung and Mr Michael Y S Fung.

Non-Executive Directors

Dr Cheng Hon Kwan, GBS, JP

Aged 80. Bachelor of Science in Engineering from Tianjin University and Fellow of Imperial College London. Honorary Fellow, Gold Medallist and Past President of The Hong Kong Institution of Engineers. Fellow and Gold Medallist of The Institution of Structural Engineers. Former Member of Executive and Legislative Councils. Past Chairman of Land and Building Advisory Committee, Transport Advisory Committee, Hong Kong Housing Authority, Councils of City University and Open University of Hong Kong. Currently, Independent Non-Executive Director of Tianjin Development Holdings Limited, Agile Property Holdings Limited, Hang Lung Group Limited and Hang Lung Properties Limited. Joined the Board of the Bank in 1987.

Mr Ambrose H C Lau, GBS, JP

Aged 60. Obtained LL.B degree from the University of London and is a Solicitor of the High Court of the HKSAR, a China-Appointed Attesting Officer and a Notary Public. The Senior Partner of Messrs Chu and Lau, Solicitors and Notaries. Awarded "Gold Bauhinia Star" by the HKSAR Government in 2001. A Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference . Mr Lau is an Independent Non-executive Director of Beijing Enterprises Holdings Limited, Glorious Sun Enterprises Limited, Guangzhou Investment Company Limited, GZI Transport Limited, Qin Jia Yuan Media Services Company Limited and The Hong Kong Parkview Group Limited. Joined the Board of the Bank in 1996.

Dr Simon K Y Lee, MBE, JP

Aged 80. Chairman of Sun Hing Group of Companies, Non-executive Director of Pacific Basin Shipping Limited. President of the Lions Eye Bank of Hong Kong and President of the Hong Kong Society for the Deaf. Chairman of the Hong Kong Liver Foundation. A member of the Court of the University of Hong Kong. Past District Governor of Lions District 303 and Past International Director of Lions Clubs International. Awarded Honorary degree of Doctor of Social Science by the University of Hong Kong in March 2006. Joined the Board of the Bank in 1991 and currently Chairman of its Audit Committee.

Mr Tung Chee Chen

Aged 65. Chairman and Chief Executive Officer of Orient Overseas (International) Limited. An Independent Non-executive Director of a number of listed companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, BOC Hong Kong (Holdings) Limited, U-ming Marine Transport Corp., Sing Tao News Corporation Limited and Cathay Pacific Airways Limited. Mr Tung was educated at the University of Liverpool, United Kingdom, where he obtained a Bachelor's degree in Science in 1964. He later obtained a Master's degree in Mechanical Engineering from the Massachusetts Institute of Technology in 1966. Joined the Board of the Bank in January 2004.

Mr Aloysius H Y Tse

Aged 60. A Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). A past president of the HKICPA. Joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China Advisory Board from 1997 to 2000. Also serves as Independent Non-executive Director of a number of listed companies, including China Construction Bank Corporation, China Telecom Corporation Limited, CNOOC Limited, Linmark Group Limited and Sinofert Holdings Limited. Currently Chairman of the International Advisory Council of The People's Municipal Government of Wuhan. Joined the Board of the Bank in November 2004.

Mr Kenneth A Lopian

Aged 51. Obtained a BS degree from the University of Scranton in 1979 and also attended The London Business School. Senior Executive Vice President of The Bank of New York Mellon, member of its Executive Committee, with responsibilities for International Client Management and Global Strategic Sales. Joined the Board of the Bank in March 2002.

Mr Andrew M Gordon

Aged 46. Obtained BA degree from the University of Exeter, England in 1982. First joined The Bank of New York Mellon in 1985 in London and received credit training in New York. Has taken on assignments in Hong Kong, London, Tokyo and now in Hong Kong as Executive Vice President and General Manager of the Hong Kong Branch of The Bank of New York Mellon. Joined the Board of the Bank in October 2003.



Dr Patrick Y B Fung
Chairman and Chief Executive

The Group achieved record profits in 2007. Profit attributable to shareholders increased by 22.3 percent to HK$2,030.6 million compared to HK$1,660.7 million in 2006. Earnings per share rose 22.0 percent to HK$6.89. The Board has recommended a final dividend of HK$2.47 per share. Together with the interim dividend of HK$0.96 paid on 24th September, 2007, the total dividend distribution amounts to HK$3.43 per share, 21.6 percent higher than the previous year.

The strong performance followed another year of robust economic growth in Hong Kong. Real GDP grew by 6.2 percent in the third quarter of 2007 following an annual growth rate of 6.8 percent in 2006. Demand from consumption and investments were strong. Export of goods and services grew by 7.4 percent amid Mainland's substantial economic growth. Stock market turnover and investment also surged during the year with more new company listings and ample market liquidity. Despite the sub-prime mortgage crisis in the U.S. and uncertainty over the health of its economy, local property prices picked up substantially in the second half of the year as home buyers and investors anticipated lower mortgage rates. The unemployment rate fell to 3.4 percent while the inflation rate advanced moderately to 3.8 percent in December from 2.3 percent a year ago.

Short-term U.S. interest rates surged in the third quarter of 2007 due to tighter liquidity in the money markets and Hong Kong interest rates rose in parallel with those in the U.S. Subsequently, when the Federal Reserve started to cut interest rates and injected liquidity to the market in September, Hong Kong interest rates also began to fall in mid-October.

Net Profit / Return on Average Shareholders' Funds


HK$ million
Percentage
2,500
2,000
1,500
1,000
500
25
20
15
10
5
03
04
05
06
07
Net Profit
Return on Average Shareholders' Funds

The robust economy has led to an improvement in asset quality. This has also enabled Wing Hang Bank to achieve satisfactory asset growth locally in areas such as residential and investment mortgages, share financing, consumer lending as well as its operations on the Mainland and in Macau. However, the interest margin on loans, especially for mortgages, was under pressure as a result of high liquidity and fierce competition.

The return on average assets and average shareholders' funds stood at 1.53 percent and 20.5 percent respectively. Other financial ratios were also strong. The Group's capital adequacy ratio was 16.7 percent, the average liquidity ratio was 50.4 percent and the loan to deposit ratio increased marginally to 62.1 percent following the acquisition of Inchroy Credit Corporation Ltd.

The Group's distribution network currently comprises 40 branches in Hong Kong, 13 branches in Macau and 4 branches and 2 sub-branches in the Mainland. As at the end of December 2007 the Group employed a total of 2,833 staff.

In the year ahead, Asian economic growth should continue to improve despite uncertainties regarding the U.S. economy and tighter monetary policies imposed by the Mainland. Gradual banking and financial liberalisation on the Mainland should provide more opportunities for expansion.

We will continue to expand our business in high growth areas such as Macau and the Mainland. There are also opportunities to broaden our customer base across our network of branches and wealth management centers through cross selling. This will enable us to further diversify our fee income and expand our consumer lending businesses. Product innovation and excellent customer service are critical to success in the banking business and these are two core areas that we will continue to focus on. At the same time, we are keenly aware of the importance of maintaining a prudent lending policy.

Cost control is another important area for the Bank. We will achieve this by investing in information technology and streamlining our operations.

I would like to take this opportunity to extend my gratitude to all my colleagues for their diligence and commitment in achieving our record performance last year. I am indebted to the Board of Directors for their continued support and counsel. I am also grateful to our shareholders who have continued to extend their trust and support to us.

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 18th March, 2008

Financial Review

For the year ended 31st December 2007, the Group achieved record profits. Profit attributable to shareholders increased by 22.3 percent to HK$2,030.6 million compared to HK$1,660.7 million in 2006. Earnings per share rose 22.0 percent to HK$6.89. The Board has recommended a final dividend of HK$2.47 per share. Together with the interim dividend of HK$0.96 paid on 24th September, 2007, the total dividend distribution amounts to HK$3.43 per share, 21.6 percent higher than 2006.

The Group's operating profit increased by 6.6 percent to HK$1,984.4 million due to an increase in net interest income as well as other operating income. Excluding the net loss from financial instruments held for trading and measured at fair value, the operating profit increased 20.9 percent over the same period last year.

An increase in loan volumes offset lower interest margins leading to a 13.7 percent increase in net interest income to HK$2,417.5 million. The net interest margin fell from 1.95 percent to 1.90 percent as a result of mortgage re-pricing pressure and a narrower spread between Prime and HIBOR.

As a result of record stock market turnover and a strong performance by our wealth management service, other operating income rose by 41.2 percent to HK$1,120.4 million.

The net loss from financial instruments held for trading and measured at fair value stood at HK$246.3 million reflecting markdown of debt investments in collateralised debt obligations.

Deposit Mix


Foreign Currency 45%
Hong Kong Dollar 55%
Demand Deposit 10%
Savings Deposit 15%
Time Deposit 75%

Loan Composition



Non-domestic Loans	28%	Loans to Individuals	6%
Loans to Corporate	6%	Residential - Individuals	23%
Commercial	11%	HOS & PSPS*	3%
Property Development & Investment	18%	Trade Finance	4%
Share Financing	1%		

* *Home Ownership Scheme and Private Sector Participation Scheme*

Total operating expenses increased by 21.5 percent to HK$1,305.7 million mainly as a result of the acquisition of Inchroy Credit Corporation Ltd. and investment in business expansion. Consequently the Group's cost-to-income ratio increased from 36.6 percent to 39.7 percent. Excluding the loss from financial instruments held for trading and measured at fair value, the cost-to-income ratio remained the same as last year at 36.9 percent.

Impairment losses and allowances charged on loans and advances of HK$1.5 million remained unchanged due to higher property prices and the continued improvement in the economy. The charge-off ratio for credit cards decreased to 1.30 percent of credit card receivables from 1.52 percent in 2006. The level of impaired loans decreased to HK$0.33 billion, or 0.44 percent of total loans and advances to customers.

Advances to customers increased by 27.2 percent to HK$74.6 billion amid satisfactory growth in residential and investment mortgages, consumer lending and share financing as well as the strong performance of our China and Macau operations. The acquisition of Inchroy Credit Corporation Ltd. in January 2007 also contributed to this growth.

Total deposits increased 11.7 percent to HK$120.1 billion and customer deposits also increased 11.7 percent to HK$114.0 billion, with a substantial increase in both demand and savings deposits. Deposit growth was partly fuelled by the higher turnover in the stock market, an expanded branch network and the successful promotion of the Elite Gold Banking concept targeting high-net-worth customers.

During the year, the Bank successfully completed an issue of step-up perpetual subordinated notes with a nominal value of US$400 million. The funds raised provide the Group with considerable scope to expand our business while maintaining an efficient capital structure. The Group's capital adequacy ratio stood at 16.7 percent as at 31st December 2007. In May 2007, the Bank's credit rating was raised one notch from A3 to A2 by Moody's Investors Service, Inc.

Business Review

Retail Banking

Our retail banking operations recorded a 27.1 percent increase in profit before taxation compared with 2006 largely as a result of solid loan growth, a strong performance in wealth management services and higher stock trading commissions.

In the first half of 2007 the residential mortgage business performed very well achieving better pricing than in the corresponding period in 2006. Although market competition continued to be keen in the second half of the year, careful strategic planning enabled the business to flourish. A direct marketing program boosted Home Ownership Scheme loan growth by 38.3 percent. For the year as a whole the residential mortgage business grew by 14.4 percent.

Activity on the local stock market was extremely buoyant in 2007. As a result, commission income from customer stock trading services grew by 139.2 percent over the previous year. In tandem with this growth, our demand and savings deposits grew by 9.0 percent.

Several branches were renovated to create a more comfortable environment for our customers. We will continue to focus on branch network expansion as well as enhancement of our existing branches. In addition there will be a sustained effort to further improve the level of service to our customers and offer more innovative products to meet their needs.



Grand Opening of Happy Valley Branch

Wealth Management

Favourable economic conditions coupled with a buoyant equity market sentiment led to strong demand for wealth management products offering higher returns. As a result, our wealth management business performed well achieving 55.9 percent profit growth over the previous year. This excellent performance resulted from private placements and investments bought by high-net-worth customers. In addition, the introduction of the Elite Gold Banking service helped to expand our customer base. Moving forward, we commit to provide enhanced services and more structured products to meet the needs and investment objectives of our high-net-worth clients.

Consumer Finance

The Group continued to expand its personal loan business through its wholly owned subsidiary Wing Hang Credit Limited with the introduction of a series of tax and revolving loan products. For the year under review, the company maintained its leading position in the consumer lending market by achieving 13.0 percent growth in total loans. This was a reflection of the successful promotional campaigns for both tax loan and personal loan products. Brand building efforts and product diversification were reinforced to sustain the company's market competitiveness.

Wing Hang Credit is committed to maintaining its position as a market leader by delivering excellent customer service through its network of 20 branches and business centers. The company will further strengthen its market position by expanding its customer base and exploring new sales channels.

Auto and Equipment Leasing

The Group's wholly owned subsidiary Wing Hang Finance Company Limited, which engages in the auto and equipment leasing business, specialises in providing financing to Hong Kong manufacturers with operations in the Pearl River Delta region. During the year, the company achieved 16.2 percent growth in loan assets. Profitability for this fixed rate portfolio was enhanced due to the lower cost of funds in the last quarter of 2007.

Inchroy Credit Corporation, which was acquired by the Group in January 2007, maintained a stable business portfolio and contributed better-than-expected returns.

The success of these two companies has enabled the Group to become a market leader in the local auto and equipment financing sector.

Corporate Banking

The Group's corporate banking customers are primarily small to medium sized enterprises engaged in a broad range of industries in Hong Kong, Macau and the Pearl River Delta region. In 2007, the corporate banking division recorded a 9.7 percent increase in operating income. Our corporate customer base was further broadened during the year attracting leading companies from various trade and industrial sectors. A receivable financing service was introduced to boost the trade business. The division will continue to work jointly with Wing Hang Bank (China) Ltd by providing trade services to corporations in both territories.

China

Loans for use in China increased by 30.5 percent to HK$12.1 billion due to strong demand as many of our long-standing customers continue to expand their operations in the Mainland. In June 2007, we reached a new milestone when Wing Hang Bank (China) Ltd. was established in Shenzhen. Wing Hang Bank (China) will offer a full range of RMB services to local residents. This enables us to better service our existing customers as well as expand our customer base. At present, we have four branches and two sub-branches in the Mainland.

Wing Hang Bank (China) will focus on expanding its deposit base and increasing product variety in the wealth management business. In the coming year, we plan to open more branches and sub-branches in the Pearl River Delta region. We also plan to upgrade the Beijing representative office to full branch status.



Grand Opening of Wing Hang Bank (China) Ltd.

Wing Hang Insurance

It was another challenging year for the insurance business in the face of keen competition. Bancassurance is one way to diversify fee income and our aim is to offer a full range of insurance services to our customers. During the year, our insurance division managed to achieve a modest growth in business volume.

Our Insurance Agency Department was set up in Shenzhen in 2007 and has been running smoothly. This year we plan to provide a comprehensive range of insurance services to our customers in the Mainland.

Our strategic investments in Wing Hang Zurich Insurance, Hong Kong Life and Bank Consortium Trust achieved excellent returns in 2007. However, with uncertainty over the economic environment in 2008, we expect it will be more challenging.

Wing Hang Share Brokerage

Wing Hang Share Brokerage, the Bank's share broking arm, achieved excellent growth of 139.2 percent in commission over the previous year mainly due to the robust stock market and pro-active promotion of our services to customers. To further improve efficiency, the brokerage division will continue to upgrade its trading capacity and encourage retail investors to execute transactions through automatic channels including the Internet trading platform.

Treasury

The major source of income in the treasury business is from services provided to customers in foreign exchange and treasury products. In 2007 the treasury business experienced a difficult year as a result of unrealised losses on financial instruments held for trading and measured at fair value. Partially offsetting these mark-to-market losses was an increase in net interest income on our fixed-rate debt investments. The lower interest rate environment should continue to benefit our fixed rate portfolio.



Inauguration of 'V-are one' Wing Hang Youth Community Service Project

Macau

In Macau, Banco Weng Hang continued to perform exceptionally well amidst robust economic growth. In the first three quarters of 2007 Macau's GDP grew by 29.5 percent in real terms over the previous year after recording 17.0 percent growth in 2006. Profit before taxation increased by 34.7 percent to 383.2 million Macau Patacas fuelled by the continuous expansion of the leisure industry and the property market. Net interest income grew by 20.2 percent while non-interest income grew by 63.8 percent partly due to an increase in fee income from wealth management and share trading. Loans and deposits grew by 43.6 percent and 6.1 percent respectively from the end of 2006.

Corporate Social Responsibility

Wing Hang Bank, Ltd. is committed to building a sustainable business for our long-term future. This is through actions to contribute positively to our communities and environment.

Our corporate social responsibility commitments in 2007 includes the contribution of over 7,000 hours by Wing Hang Volunteer Teams to serve the community, including education and family support.

In 2007, Wing Hang Bank, Ltd. has donated million dollars for the improvement of healthcare, youth development and the environment. One of our donations went to the "V-are one" Wing Hang Youth Community Service Project, which was jointly organised with Social Welfare Department, to encourage young people to serve the community. Last year, the Project sponsored over 100 projects in which more than 2,700 volunteers provided services to 30,000 need people.

Wing Hang Bank, Ltd. always takes proactive actions in environmental protection. We believe that carrying out "reduce, reuse and recycle" consistently within our daily operation is an effective way to care for the environment.

Our contributions have been recognised as a Caring Company awarded by the Hong Kong Council of Social Service every year since 2003. In the future, we will continue to strive for outstanding corporate social responsibility achievements.

The Directors have pleasure in presenting their report together with the audited financial statements for the year ended 31st December, 2007.

Principal Place of Business

Wing Hang Bank, Ltd. ("the Bank") is a licensed bank incorporated and domiciled in Hong Kong and has its registered office and principal place of business at 161 Queen's Road Central, Hong Kong.

Principal Activities

The Bank and its subsidiaries (collectively referred to as "the Group") are engaged in commercial banking and related financial services.

The analysis of the principal activities and geographical locations of operations of the Group during the year are set out in notes 20 and 35 to the financial statements.

Results

The profit of the Group for the year ended 31st December, 2007 and the state of the Group's and the Bank's affairs as at that date are set out in the financial statements on pages 51 to 178. Particulars of dividends which have been paid or which are recommended are set out in note 9 to the financial statements.

Major Customers

The Directors believe that the Group's five largest customers accounted for less than 30% of the Group's total income.

Fixed Assets

Details of the movements in fixed assets of the Group and of the Bank during the year are set out in note 22 to the financial statements.

Capital and Reserves

Profit attributable to shareholders of HK$2,030,564,000 (2006: HK$1,660,716,000) have been transferred to reserves. Details of the movements in capital and reserves of the Group and of the Bank during the year are set out in notes 31 and 32 to the financial statements.

Charitable Donations

During the year, the Group made donations for charitable purposes amounting to approximately HK$1,100,000 (2006: HK$1,129,000).

Directors

The Directors of the Bank up to the date of the report are shown on page 27.

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Dr Cheng Hon Kwan, Mr Andrew M Gordon and Mr Aloysius H Y Tse. Retiring Directors are eligible and offer themselves for re-election.

Independent Non-executive Directors' Fees

Each of the Independent Non-executive Directors of the Bank received HK$150,000 director's fee. Each member of the Audit Committee and Remuneration Committee received a fee of HK$150,000 and HK$20,000 for the year ended 31st December, 2007 respectively.

Directors' and Chief Executive's Interests

As at 31st December, 2007, the interests of the Directors and the chief executive of the Bank in the shares and the underlying shares of the Bank and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which were required to be notified to the Bank and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Bank referred to therein, or which were required to be notified to the Bank and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

			Number of shares held				% of issued
Name	Personal	Family	Option[1]	Award[2]	Other	Total	share capital
Patrick Y B Fung[3]	2,982,000	–	230,000	650,000	–	3,862,000	1.31
Michael Y S Fung[3]	3,000,000	60,000	180,000	325,000	–	3,565,000	1.21
Simon K Y Lee	–	–	–	–	1,164,701[4]	1,164,701	0.39
Frank J Wang	–	–	80,000	395,000	–	475,000	0.16
Louis C W Ho[3]	224,000	100,000	80,000	10,000	–	414,000	0.14
Ambrose H C Lau	71,500	–	–	–	–	71,500	0.02

Notes:

(1) Share options were granted to the Directors pursuant to the share option scheme adopted by the Bank on 9th June, 1993 and 24th April, 2003. The details of the share options are stated under the section headed "Share Option Scheme".

(2) Share awards were granted to the Directors pursuant to the employee incentive plan adopted by the Bank on 22nd April, 2004. The details of the share awards are stated under the section headed "Employee Incentive Plan".

(3) Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse are also, together with other parties, eligible beneficiaries of the trusts of Po Ding Co. Ltd., YKF Holding Corporation and Tessel Inc. The interests of these corporations in shares of the Bank are stated under the section headed "Substantial Shareholders' Interests".

(4) Shares are held through Dr Simon K Y Lee's family trust.

All the interests stated above represent long positions.

Save as disclosed above, as at 31st December, 2007, none of the Directors or the chief executive of the Bank and their associates had any interests or short positions in any shares, underlying shares and debentures of the Bank or any of its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Bank and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Bank referred to therein, or which were required to be notified to the Bank and the Stock Exchange pursuant to the Model Code.

Substantial Shareholders' Interests

As at 31st December, 2007, so far as was known to the Directors or the chief executive of the Bank, persons known to the Directors (other than the Directors or the chief executive of the Bank as disclosed in the above), who had interests or short positions in the shares or underlying shares of the Bank which would fall to be disclosed to the Bank under provisions of Divisions 2 and 3 of Part XV of the SFO, or recorded in the register kept by the Bank pursuant to Section 336 of the SFO and its interests were as follows:

Name	Nature of Interest	Number of shares	% of issued share capital
BNY International Financing Corporation	Beneficial owner	59,825,053 (1)	20.28
The Bank of New York	Interest in controlled corporation	59,825,053 (1)	20.28
The Bank of New York Mellon Corporation	Interest in controlled corporation	59,825,053 (1)	20.28
Federal Trust Company Limited	Trustee	34,737,600 (2 & 4)	11.78
Po Ding Company Limited	Trustee	24,156,000 (3 & 4)	8.19
GZ Trust Corporation	Trustee	24,156,000 (3 & 4)	8.19
YKF Holding Corporation	Trustee	24,098,400 (2 & 4)	8.17
Aberdeen Asset Management Plc and its associates	Investment manager	23,512,529 (5)	7.97
Wing Hang Bank (Nominees) Limited	Nominee	23,378,400 (2 & 4)	7.93
Aberdeen Asset Management Asia Limited	Investment manager	22,815,000 (5)	7.73
Tessel Inc.	Trustee	10,639,200 (2 & 4)	3.61

Notes:

(1) BNY International Financing Corporation is a wholly-owned subsidiary of The Bank of New York. The Bank of New York is a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

(2) Federal Trust Company Limited is the trustee for Tessel Inc. and YKF Holding Corporation. Wing Hang Bank (Nominees) Limited is the registered holder of certain shares on behalf of YKF Holding Corporation.

(3) Po Ding Company Limited is wholly-owned by GZ Trust Corporation.

(4) Each of Po Ding Co. Ltd., YKF Holding Corporation and Tessel Inc. are trusts in which Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse (together with other parties) are eligible beneficiaries.

(5) Aberdeen Asset Management Asia Limited is a wholly-owned subsidiary of Aberdeen Asset Management Plc.

All the interests stated above represent long positions.

Save as disclosed, as at 31st December, 2007, so far as known to the Directors or the chief executive of the Bank, there is no person (other than the Directors or the chief executive of the Bank) who had interests or short positions in the shares and underlying shares of the Bank which would fall to be disclosed to the Bank and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

Share Option Scheme

Pursuant to the approved Share Option Scheme, the Board of Directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as an incentive to them. The maximum number of shares in respect of which options may be granted under the Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. Prior to 1st September, 2001, the exercise price was 80% of the average closing price on the Stock Exchange on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the exercise price should be at least the higher of:

(i) the closing price of the shares on the Stock Exchange on the date of grant, which must be a trading day, and

(ii) the average closing price of the shares on the Stock Exchange for the five business days immediately preceding the date of grant.

The options must be held for at least one year and can be exercised between the first and the tenth anniversaries of the date of grant, and settled by physical delivery of shares. The amount payable on acceptance of the share option was HK$1.00. The share option scheme was terminated on 24th April, 2003 and replaced by a new share option scheme for a period of 10 years with amendments which complied with Chapter 17 of the Rules Governing The Listing of Securities ("the Listing Rules") on the Stock Exchange.

At 31st December, 2007, total number of ordinary shares available for issue under the Share Option Scheme is 13,793,000 or 4.7% of the issued share capital of the Bank.

At 31st December, 2007, the Directors and employees of the Bank had the following interest in option to purchase the shares of the Bank (market value per share at 31st December, 2007 is HK$116.7).

	No. of shares 31/12/2007	No. of shares 31/12/2006	Date granted	No. of shares exercised	No. of shares lapsed	Exercise price	Market value per share at date of grant of options	Weighted average closing price at preceding day before exercise date
						HK$	HK$	HK$
Directors								
Patrick Y B Fung	**50,000**	50,000	10/03/2001	–	–	23.60	29.00	–
	40,000	40,000	15/03/2002	–	–	26.30	26.30	–
	40,000	40,000	14/03/2003	–	–	26.50	26.50	–
	50,000	50,000	21/05/2004	–	–	43.80	43.80	–
	50,000	50,000	14/01/2005	–	–	51.25	50.75	–
Frank J Wang	**40,000**	40,000	21/05/2004	–	–	43.80	43.80	–
	40,000	40,000	14/01/2005	–	–	51.25	50.75	–
Michael Y S Fung	**40,000**	40,000	10/03/2001	–	–	23.60	29.00	–
	30,000	30,000	15/03/2002	–	–	26.30	26.30	–
	30,000	30,000	14/03/2003	–	–	26.50	26.50	–
	40,000	40,000	21/05/2004	–	–	43.80	43.80	–
	40,000	40,000	14/01/2005	–	–	51.25	50.75	–
Louis C W Ho	**30,000**	30,000	15/03/2002	–	–	26.30	26.30	–
	30,000	30,000	14/03/2003	–	–	26.50	26.50	–
	20,000	40,000	14/01/2005	20,000	–	51.25	50.75	89.25
Other Employees	**60,000**	60,000	10/03/2001	–	–	23.60	29.00	–
	20,000	20,000	15/03/2002	–	–	26.30	26.30	–
	40,000	60,000	14/01/2003	20,000	–	25.80	25.70	95.85
	170,000	220,000	21/05/2004	50,000	–	43.80	43.80	91.77
	50,000	50,000	14/01/2005	–	–	51.25	50.75	–
	80,000	85,000	28/01/2005	5,000	–	50.25	49.80	96.55
	990,000	1,085,000		95,000	–			

Employee Incentive Plan

Pursuant to the approved Employee Incentive Plan ("EIP"), the Board of Directors are authorised, at their discretion, to invite certain executives, to take up awards to vesting ordinary shares in the Bank as incentive for them to remain in employment with the Bank. The maximum number of awards that may be granted under the EIP may not exceed 1% of the issued share capital of the Bank for the time being in issue within five years of the date of approval of the plan on 22nd April, 2004. The percentage of awards vested between the sixth to the tenth anniversaries after the date of grant is as follows.

Date	Percentage of award vesting
Sixth anniversary of the date of grant	5%
Seventh anniversary of the date of grant	10%
Eighth anniversary of the date of grant	15%
Ninth anniversary of the date of grant	20%
Tenth anniversary of the date of grant	50%

At 31st December, 2007, the Directors and employees of the Bank had the following interest in awards to purchase the shares of the Bank.

	No. of awards **31/12/2007**	No. of awards 31/12/2006	Date granted	Fair value of awards at date of grant
				HK$
Directors				
Patrick Y B Fung	**200,000**	200,000	21/05/2004	42.80
	450,000	450,000	23/01/2006	56.20
Frank J Wang	**125,000**	125,000	21/05/2004	42.80
	270,000	270,000	23/01/2006	56.20
Michael Y S Fung	**100,000**	100,000	21/05/2004	42.80
	225,000	225,000	23/01/2006	56.20
Louis C W Ho	**10,000**	10,000	21/05/2004	42.80
Other Employees	**60,000**	60,000	21/05/2004	42.80
	615,000	615,000	23/01/2006	56.20
	140,000	–	29/01/2007	94.60
	2,195,000	2,055,000		

The Group granted awards at no consideration for certain employees to acquire ordinary shares in the Bank under the EIP. The shares will be acquired at a nominal value of HK$1.00 per share under the awards. The fair value of the awards was measured at the grant date and is charged to the income statement and credited to shareholders' funds between the grant date and vesting date. The cash amount equal to the dividend that would have been paid during the period up to vesting are charged to the income statement as bonus expenses on an accrual basis.

Directors' Interests in Contracts

No contract of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

Except for the above mentioned Share Option Scheme and the Employee Incentive Plan of the Bank, at no time during the year was the Bank or any of its subsidiaries a party to any arrangements to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

None of the Directors of the Bank has a service contract with the Bank.

Purchase, Sale or Redemption of Listed Securities

There were no purchases, sales or redemptions by the Bank or any of its subsidiaries, of the Bank's listed securities during the year ended 31st December, 2007.

Code on Corporate Governance Practices

The Bank has complied throughout the year and adopted all the Code Provisions set out in Appendix 14 — Code on Corporate Governance Practices of the Listing Rules except for certain deviations.

Information about the Bank's Corporate Governance is given under "Corporate Governance Report" on pages 43 to 48.

Compliance with the Banking (Disclosure) Rules

The Bank is required to comply with the Banking (Disclosure) Rules effective 1st January, 2007, which have superseded the supervisory policy manual on financial disclosure issued by the Hong Kong Monetary Authority. The Banking (Disclosure) Rules set out the minimum standards for public disclosure which authorised institutions must make in respect of the income statement, state of affairs and capital adequacy. The financial statements for the financial year ended 31st December, 2007 comply fully with the applicable disclosure provisions of the Banking (Disclosure) Rules.

Public Float

As at the date of this report, the Bank has maintained the prescribed public float under the Listing Rules, based on information that is publicly available to the Bank and within the knowledge of its Directors.

Auditors

The financial statements set out on pages 51 to 178 of this annual report have been audited by KPMG.

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 18th March, 2008

Corporate Governance Practices

The Bank has complied throughout the year 2007 and adopted all the Code Provisions set out in Appendix 14 – Code on Corporate Governance Practices of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for deviations in Code Provision A.2.1 (Segregation of roles of Chairman and Chief Executive Officer) and Code Provision A.4.1 (Non-executive Directors should be appointed for a specific term).

Directors' Securities Transactions

The Bank has adopted for compliance by the Directors the code of conduct for dealings in securities of the Bank as set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules.

The Directors have confirmed that they have complied in all respects with the Model Code for the year 2007.

Board of Directors

The Board of the Bank comprises eleven Directors. Biographical details of Directors and relationship among Directors are included in the Annual Report under 'Board of Directors'. Details of borrowing relationship with the Group are disclosed in note 36 to the financial statements in the Annual Report.

The Board meets regularly and usually five times a year. Five meetings were held in 2007 and details of Directors' attendance record were as follows:

Executive Directors

Dr Patrick Y B Fung (Chairman), Mr Frank J Wang, Mr Michael Y S Fung and Mr Louis C W Ho attended all meetings.

Independent Non-executive Directors

Dr Cheng Hon Kwan and Mr Ambrose H C Lau attended all meetings. Dr Simon K Y Lee and Mr Aloysius H Y Tse attended four meetings. Mr Tung Chee Chen attended three meetings.

The Bank has received from each Independent Non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Bank considers these directors to be independent.

Non-executive Directors

Mr Kenneth A Lopian and Mr Andrew M Gordon attended all meetings.

All Directors are given a schedule for regular Board meetings at the beginning of the year. The required notice will be served for all other Board meeting not originally scheduled.

All Directors are given an opportunity to include matters in the agenda for regular Board meetings. In respect of regular Board meetings, an agenda and accompanying Board papers would be sent in full to all Directors in a timely manner and at least three days before the meeting.

All Directors are entitled to have access to Board papers and related materials. Such papers and related materials are prepared in such form and quality as will enable the Board to make an informed decision on matters placed before it. Where queries are raised by Directors, steps would be taken to respond as promptly and fully as possible.

The Chairman is responsible for ensuring that Directors receive adequate information, which must be complete and reliable, in a timely manner and he would ensure that all Directors are properly briefed on issues arising at Board meetings.

Any matter that may be considered to give rise to a conflict of interest with a substantial shareholder or Director would be dealt with by the Board at a meeting in the presence of Independent Non-executive Directors having no interest in the matter.

Minutes of Board meetings are kept by the Company Secretary and such minutes are open for inspection at any time on reasonable notice by any Director.

Minutes of Board meetings and meetings of Board Committees record in sufficient detail the matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of minutes of Board meetings are sent to all Directors for their comment and records respectively, in both cases within a reasonable time after the Board meeting was held.

All Directors have access to the advice and services of the Company Secretary with a view to ensuring that Board procedures, and all applicable rules and regulations, are followed.

Every newly appointed Director of the Bank would receive a comprehensive briefing to ensure that he has a proper understanding of the operations and business of the Bank and be fully aware of his responsibilities under statute, common law, the Listing Rules, applicable legal requirements and other regulatory requirements.

There is a procedure agreed by the Board to enable Directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the Bank's expense. Separate independent professional advice would be provided to Directors to assist the relevant Director or Directors to discharge his/their duties to the Bank.

Senior Management are brought into formal and informal contact with the Board members from time to time to enable the Board members to make informed decisions. Senior Management also provide explanation and information to the Board, and enable the Board to make an informed assessment of the financial and other information put before the Board for approval.

The Board of Directors has established a number of Committees including the Executive Committee, Audit Committee, Director Nomination Committee and Remuneration Committee. The Executive Committee has established other Committees, to oversee the day to day operations of the Bank, such as the Management Committee, Credit Committee and Asset and Liability Management Committee. All Committees have specific terms of reference in order to ensure that the Committees will discharge their functions properly and to report back to the Board when appropriate, their decisions and recommendations.

The Bank has formalised the functions reserved for the Board and those delegated to management. It reviews those arrangements on a periodic basis to ensure that they remain appropriate to the needs of the Bank.

Executive Committee

The Executive Committee meets regularly to review the management and performance of the Group. The Committee comprises of the Chief Executive and two Executive Directors.

Under a resolution of the Board, the Executive Committee was granted such powers and authorities necessary for conducting and managing the Group's normal banking and related business activities and specifically, but not limited to:

- to conduct normal banking and related business
- to review and approve human resources matters such as salary, compensation and promotion etc., other than Directors and senior management of the Bank
- to review and approve administrative matters such as capital expenditure, Board agenda, new business line etc.
- to review and approve financial matters such as investments, profit plan, issuance of capital and convertible debt securities
- to review all legal matters incidental to aforementioned activities, appointment of legal counsel in respect of all proceedings, hearings concerning the Group
- recommendation on material capital expenditure, investments and other matters requiring Board approval

Credit Committee

The Credit Committee is responsible for assisting the Board to formulate the Group's risk appetite and strategies for managing the credit risk. It is also responsible for the implementation and maintenance of the Group's credit risk management framework. It also participates in evaluating large credit applications and making credit decisions. The Committee is comprised of the Chief Executive, three Executive Directors and the heads of Credit Administration Division and Risk Management Division.

Management Committee

The Management Committee meets regularly to review and approve the financial and business plans and major business and operational initiatives. The Committee comprises of the Chief Executive, three Executive Directors, the Chief Financial Officer, and the heads of Retail Banking Division, Information Technology Division and Operations Division.

Asset and Liability Management Committee

The Asset and Liability Management Committee ("ALMCO") is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking business. It recommends policy and guidelines to the Board. The Committee is comprised of the Chief Executive, three Executive Directors, the Chief Financial Officer, the Treasurers, the heads of Retail Banking Division and Risk Management Division.

Audit Committee

The Audit Committee of the Bank was formed in 1992 and consists of four Non-executive Directors namely Dr Simon K Y Lee as Chairman, Dr Cheng Hon Kwan, Mr Andrew M Gordon and Mr Aloysius H Y Tse. No former partner of the Bank's external auditors have been acting as a member of the Bank's Audit Committee before expiry of a period of one year commencing the later of the date of his ceasing to be a partner of the firm or to have any financial interest in the firm.

The Audit Committee of the Bank has clear terms of reference and is accountable to the Board. The Committee meets regularly with the Executive Director, Chief Financial Officer, Chief Internal Auditor and the external auditors to review and discuss the financial performance of the Group, consider the nature and scope of audit and the effectiveness of the systems of internal control, risk management and compliance. The Committee also discusses matters raised by the internal auditors, external auditors and the regulators and ensures that all audit recommendations are implemented.

Four meetings of the Audit Committee were held in the year 2007. Mr Andrew M Gordon and Mr Aloysius H Y Tse attended all the meetings, Dr Simon K Y Lee and Dr Cheng Hon Kwan attended three.

The work of the Audit Committee during 2007 included review of the financial results of the Wing Hang Bank Group for the year ended 31st December, 2006 and the annual result announcement; and review of the interim results for the six months ended 30th June, 2007 and the interim result announcement. Compliance with the financial disclosure requirements under the new Banking (Disclosure) Rules was also discussed in the Audit Committee meeting.

The Audit Committee reviewed and approved the internal audit plan for 2008. The revision to the Internal Audit Charter was also reviewed and approved. The Committee had also discussed the audit coverage of the newly acquired subsidiary, Inchroy Credit Corporation Limited, and the newly incorporated subsidiary in the PRC, Wing Hang Bank (China) Limited.

The Audit Committee monitored the external auditors' independence, objectivity and the effectiveness of the audit process in accordance with applicable standards, and approved their remuneration.

The Committee reviewed the work, findings and recommendations of the internal auditors and the credit examination team of the Risk Management Division of the Bank. The findings and recommendations of the external auditors in the management letters and the regulators in the examination reports were also reviewed and followed up.

In respect of internal control and risk management, the Committee reviewed the internal control system of the Bank, including the risk management framework, the operational controls, and the risk management systems, and discussed these with Senior Management. The Committee also reviewed the result of the independent review and verification of the internal control self-assessment result of the risk managers as documented in the 2007 Annual Review on Internal Control report. The Committee met with the Hong Kong Monetary Authority in late 2007 to exchange and discuss issues relating to internal control and risk management, shared their observation in the review on market practices in the banking industry, and was briefed on issues of new supervisory focuses.

During 2007, there was no disagreement between the Board and the Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Audit Committee is provided with sufficient resources, including the advice of external auditors and the support of Internal Audit Division, to discharge its duties.

Full minutes of Audit Committee meetings are kept by the Secretary of the Committee. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Committee for their comment and records respectively, in both cases within a reasonable time after the meeting.

Full terms of reference of the Audit Committee, which includes the requirement under the Code Provisions C.3.3, are available on the Bank's website: www.whbhk.com.

Director Nomination Committee

The Director Nomination Committee was formed in December 2002 and consists of three Independent Non-executive Directors namely Dr Simon K Y Lee as Chairman, Dr Cheng Hon Kwan and Mr Ambrose H C Lau. The Director Nomination Committee is responsible for reviewing and recommending to the Board appointment of all new Directors, Chief Executive, Deputy Chief Executive and Group Executive. No meeting was held in 2007.

Remuneration Committee

The Remuneration Committee was formed in 1995 with specific written terms of reference. The Committee consists of two Independent Non-executive Directors namely Dr Cheng Hon Kwan as Chairman and Dr Simon K Y Lee. The Committee meets once a year to make recommendations to the Board on the Bank's policy and structure for remuneration of all the Directors and Senior Management of the Bank.

Both members attended the Remuneration Committee meeting in January 2008. The Bank's emolument policy aims to ensure that the level of remuneration is sufficient and market competitive. The Committee reviewed and approved performance-based remuneration of Directors and Senior Management of the Bank by reference to corporate goals and objectives resolved by the Board from time to time. Factors such as emoluments paid by comparable banks including long-term incentives schemes were considered with reference to the business performance.

The Remuneration Committee would consult the Chairman and Chief Executive about their proposals relating to the remuneration of other Executive Directors and Senior Management and have access to professional advice if considered necessary. The Committee is provided with sufficient resources to discharge its duties.

Full terms of reference of Remuneration Committee, which includes the requirement under Code Provisions B.1.3, are available on the Bank's website: www.whbhk.com.

Internal Controls

The Directors are responsible for internal control of the Bank and its subsidiaries and for reviewing its effectiveness.

Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for ensuring the reliability of financial information used within the business or for publication. The procedures provide reasonable but not absolute assurance against material errors, losses or fraud. Procedures have also been designed to ensure compliance with applicable laws, rules and regulations.

Systems and procedures are in place in the Group to identify, control and report on the major types of risks the Group faces. Risk management policies and major risk control limits are approved by the Board.

Business and functional units are responsible for the assessment of individual types of risk arising under their areas of responsibility and the management of such risks in accordance with the risk management procedures. The relevant risk management reports are submitted to the Management Committee, Credit Committee, Assets and Liabilities Management Committee, Executive Committee and the Board for monitoring the respective types of risk.

More detailed discussions on the policies and procedures for management of each of the major types of risk the Group faces, including credit, market, liquidity and operational risks, are included in note 37 to the financial statements in the Annual Report.

A review of the effectiveness of the Bank's internal control system covering all controls, including financial, operational and compliance and risk management controls, is conducted annually. The review at the end of 2007 was conducted with reference to the COSO (The Committee of Sponsoring Organisations) internal control framework, which assesses the Bank's internal control system against the five elements of control environment, risk assessment, control activities, communication and monitoring. The result has been reported to the Audit Committee and the Board.

Internal audit plays an important role in the Bank's internal control framework. It monitors the effectiveness of internal control procedures and compliance with policies and standards across all business and operational units. Management is required to provide the internal audit function with written confirmation that it has acted fully on all recommendations made by external auditors and regulatory authorities. The internal audit function also advises management on operational efficiency and other risk management issues. The work of the internal audit function is focused on areas of greatest risk to the Bank as determined by risk assessment. The Chief Internal Auditor reports to the Chairman and the Audit Committee. Copy of the minutes of the Audit Committee meeting will also be sent to the Board for information.

Chairman and Chief Executive

Dr Patrick Y B Fung is the Chairman and Chief Executive of the Bank. The Board considered that the non-segregation would not result in considerable concentration of power in one person not only because of the presence of Independent Non-executive Directors but also that The Bank of New York Mellon, a substantial shareholder, is represented by two Non-executive Directors. There is a balance of power and authority such that no one individual has unfettered power of decision. Non-segregation has the advantage of a strong and consistent leadership which is conducive to making and implementing decisions quickly and consistently.

Non-executive Directors

The functions of Non-executive Directors include but not limited to the requirement under Code Provisions A.5.2. The term of office for Non-executive Directors are the same as for all Directors (i.e. no specific term and subject to retirement from office by rotation and be eligible for re-election in accordance with the provisions of the Bank's Memorandum and Articles of Association). At every Annual General Meeting, one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office.

In accordance with the provisions of the Bank's Memorandum and Articles of Association, new Directors appointed by the Board are required to be re-elected at the first general meeting after their appointment.

Auditors' Remuneration

An analysis of remuneration in respect of audit and non-audit services provided by the external auditors is included in note 5 to the financial statements in the Annual Report.

Directors' responsibility for the Financial Statements

The Directors acknowledge their responsibility for the preparation of the financial statements of the Group and ensure that the financial statements are in accordance with statutory requirements and applicable accounting standards. The statement of our Auditors about their responsibility on the financial statements is included in the Independent Auditor's Report.

Communication with Shareholders

The Bank establishes and maintains different communication channels with its shareholders through the publication of annual and interim reports and press releases. Such information is also available on the Bank's website. Annual General Meeting (the "AGM") is a valuable forum for the Board to communicate with the shareholders. Chairman of the Board and Executive Directors, Chairman of Audit Committee, Director Nomination Committee and Remuneration Committee or members of such committees are available at the AGM to answer shareholders' questions. Separate resolutions are proposed at the AGM on each substantially separate issue, including the election of directors.

Procedures for conducting a poll and the rights of shareholders demanding a poll are included in the circular despatched together with the annual report to shareholders. The Bank's registrars is present at such meeting as a scrutineer to ensure that the proper procedure is being followed.

KPMG

致永亨銀行有限公司股東
(於香港註冊成立的有限公司)

To the shareholders of Wing Hang Bank, Limited
(Incorporated in Hong Kong with limited liability)

本核數師(以下簡稱「我們」)已審核列載於第51至178頁永亨銀行有限公司(「貴銀行」)的綜合財務報表，此財務報表包括於二零零七年十二月三十一日的綜合資產負債表及貴銀行的資產負債表與截至該日止年度的綜合收益表、綜合股東權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註解釋。

We have audited the consolidated financial statements of Wing Hang Bank, Limited ("the Bank") set out on pages 51 to 178, which comprise the consolidated and the Bank balance sheets as at 31st December, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

董事就財務報表須承擔的責任

貴銀行的董事須負責根據香港會計師公會頒布的香港財務報告準則及香港公司條例編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

Directors' Responsibility for the Financial Statements

The directors of the Bank are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見。我們是按照香港公司條例第141條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒布的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

我們相信，我們所獲得的審核憑證充足和適當地為我們的審核意見提供基礎。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

意見

我們認為，該等財務報表已根據香港財務報告準則真實而公平地反映貴銀行及貴集團於二零零七年十二月三十一日的事務狀況及截至該日止年度的集團利潤及現金流量，並已按照香港公司條例妥為編製。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

二零零八年三月十八日

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central Hong Kong

18th March, 2008

綜合收益表

Consolidated Income Statement

截至二零零七年十二月三十一日止年度 For the year ended 31st December, 2007
(以港幣千元位列示，另註除外) (Expressed in thousands of Hong Kong dollars unless otherwise stated)

		附註 Notes	2007	2006 (重報) (restated)
利息收入	Interest income	5(a)	**7,323,415**	6,159,000
利息支出	Interest expense	5(b)	**(4,905,881)**	(4,033,102)
淨利息收入	Net interest income		**2,417,534**	2,125,898
其他營業收入	Other operating income	5(c)	**1,120,427**	793,717
持作買賣用途及以公平價值誌入損益之金融工具淨(虧損)／收益	Net (losses)/gains from financial instruments held for trading and measured at fair value through profit or loss	5(d)	**(246,302)**	17,832
非利息收入	Non-interest income		**874,125**	811,549
營業收入	Operating income		**3,291,659**	2,937,447
營業支出	Operating expenses	5(f)	**(1,305,724)**	(1,074,369)
扣除貸款減值損失及準備前營業溢利	Operating profit before impairment losses and allowances charged on loans and advances		**1,985,935**	1,863,078
貸款減值損失及準備	Impairment losses and allowances charged on loans and advances	18(e)	**(1,530)**	(773)
營業溢利	Operating profit		**1,984,405**	1,862,305
重估投資物業及出售有形固定資產之收益	Gains on revaluation of investment properties and disposal of tangible fixed assets	6(a)	**204,932**	54,222
出售可供銷售金融資產之收益	Gains on disposal of available-for-sale financial assets	6(b)	**39,708**	13,773
應佔聯營公司之淨溢利	Share of net profits of associated companies	21	**115,178**	50,951
除税前溢利	Profit before taxation		**2,344,223**	1,981,251
税項	Taxation	7(a)	**(310,982)**	(319,138)
除税後溢利	Profit after taxation		**2,033,241**	1,662,113
可分配之溢利：	Profit attributable to:			
本銀行股東	Shareholders of the Bank	8 & 32	**2,030,564**	1,660,716
少數股東權益	Minority interests		**2,677**	1,397
除税後溢利	Profit after taxation		**2,033,241**	1,662,113
年度分配股息：	Dividends attributable to the year:			
年度派發中期股息	Interim dividend paid during the year		**283,151**	241,260
低估去年之末期股息	Underprovision of final dividend in respect of the previous year		**80**	96
資產負債表日期後擬派末期股息	Final dividend proposed after the balance sheet date		**728,562**	588,441
		9	**1,011,793**	829,797
			HK$	HK$
每股盈利	Earnings per share	12		
基本	Basic		**6.89**	5.65
攤薄	Diluted		**6.83**	5.60
每股股息	Dividends per share			
中期	Interim		**0.96**	0.82
擬派末期	Proposed final		**2.47**	2.00
			3.43	2.82

第56頁至第178頁之附註構成本財務報表的一部份。 The notes on pages 56 to 178 form part of these financial statements.

綜合資產負債表

Consolidated Balance Sheet

於二零零七年十二月三十一日
(以港幣千元位列示，另註除外)

As at 31st December, 2007
(Expressed in thousands of Hong Kong dollars unless otherwise stated)

		附註 Notes	2007	2006 (重報) (restated)
資產	**ASSETS**			
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	13	**3,306,767**	2,253,725
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks; central banks and other financial institutions	14	**28,942,740**	27,525,225
貿易票據	Trade bills	15	**363,545**	370,549
買賣用途資產	Trading assets	16	**1,034,757**	738,392
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	17	**6,700,285**	5,382,956
客戶貸款及其他賬項	Advances to customers and other accounts	18(a)	**76,775,985**	60,704,258
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	19	**18,891,888**	22,218,593
聯營公司投資	Investments in associated companies	21	**298,189**	197,906
有形固定資產	Tangible fixed assets	22		
－投資物業	– Investment properties		**286,898**	258,390
－其他物業、機械及設備	– Other properties, plants and equipment		**1,742,570**	1,635,398
商譽	Goodwill	23	**1,306,430**	847,422
可收回本期税項	Current tax recoverable	7(c)	**151**	1,074
遞延税項資產	Deferred tax assets	7(d)	**7,057**	16,679
總資產	Total assets		**139,657,262**	122,150,567
股東權益及負債	**EQUITY AND LIABILITIES**			
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	24	**2,817,714**	1,692,887
客戶存款	Deposits from customers	25	**113,968,986**	102,066,947
已發行存款證	Certificates of deposit issued	26	**3,309,204**	3,715,303
買賣用途負債	Trading liabilities	27	**765,344**	590,899
應付本期税項	Current tax payable	7(c)	**153,879**	152,706
遞延税項負債	Deferred tax liabilities	7(d)	**188,564**	105,274
其他賬項及準備	Other accounts and provisions	28	**2,286,646**	1,981,978
後償負債	Subordinated liabilities	29	**5,658,889**	2,527,850
總負債	Total liabilities		**129,149,226**	112,833,844
股本	Share capital	31	**294,964**	294,221
儲備	Reserves	32	**10,190,387**	9,002,494
股東資金	Shareholders' funds		**10,485,351**	9,296,715
少數股東權益	Minority interests		**22,685**	20,008
股東權益總額	Total equity		**10,508,036**	9,316,723
總股東權益及負債	Total equity and liabilities		**139,657,262**	122,150,567

馮鈺斌	*董事長兼行政總裁*	**Patrick Y B Fung**	*Chairman and Chief Executive*
王家華	*董事兼副行政總裁*	**Frank J Wang**	*Director and Deputy Chief Executive*
馮鈺聲	*董事兼高級總經理*	**Michael Y S Fung**	*Director and Senior General Manager*
何志偉	*董事兼秘書*	**Louis C W Ho**	*Director and Secretary*

第56頁至第178頁之附註構成本財務報表的一部份。 The notes on pages 56 to 178 form part of these financial statements.

Balance Sheet

於二零零七年十二月三十一日
(以港幣千元位列示，另註除外)

As at 31st December, 2007
(Expressed in thousands of Hong Kong dollars unless otherwise stated)

		附註 Notes	2007	2006 (重報) (restated)
資產	**ASSETS**			
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	13	**1,976,792**	1,691,086
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	14	**26,521,117**	27,444,689
貿易票據	Trade bills	15	**303,208**	323,718
買賣用途資產	Trading assets	16	**1,034,460**	749,578
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	17	**6,700,285**	5,382,956
客戶貸款及其他賬項	Advances to customers and other accounts	18(a)	**45,302,894**	46,524,605
附屬公司欠款	Amounts due from subsidiaries		**15,271,307**	7,285,939
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	19	**16,545,014**	19,527,597
附屬公司投資	Investments in subsidiaries	20	**3,113,060**	682,707
聯營公司投資	Investments in associated companies	21	**253,888**	174,000
有形固定資產	Tangible fixed assets	22		
－投資物業	– Investment properties		**–**	10,380
－其他物業、機械及設備	– Other properties, plants and equipment		**1,045,065**	1,116,282
商譽	Goodwill	23	**847,422**	847,422
遞延税項資產	Deferred tax assets	7(d)	**–**	9,452
總資產	Total assets		**118,914,512**	111,770,411
股東權益及負債	**EQUITY AND LIABILITIES**			
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	24	**1,175,558**	1,673,424
客戶存款	Deposits from customers	25	**89,332,555**	81,184,068
已發行存款證	Certificates of deposit issued	26	**3,109,220**	3,720,276
買賣用途負債	Trading liabilities	27	**764,982**	592,379
應付本期税項	Current tax payable	7(c)	**50,763**	106,086
遞延税項負債	Deferred tax liabilities	7(d)	**71,099**	79,012
其他賬項及準備	Other accounts and provisions	28	**1,315,527**	1,133,815
附屬公司存款	Amounts due to subsidiaries		**12,285,232**	16,100,651
後償負債	Subordinated liabilities	29	**3,123,142**	–
總負債	Total liabilities		**111,228,078**	104,589,711
股本	Share capital	31	**294,964**	294,221
儲備	Reserves	32	**7,391,470**	6,886,479
股東權益總額	Total equity		**7,686,434**	7,180,700
總股東權益及負債	Total equity and liabilities		**118,914,512**	111,770,411

馮鈺斌	*董事長兼行政總裁*	**Patrick Y B Fung**	*Chairman and Chief Executive*
王家華	*董事兼副行政總裁*	**Frank J Wang**	*Director and Deputy Chief Executive*
馮鈺聲	*董事兼高級總經理*	**Michael Y S Fung**	*Director and Senior General Manager*
何志偉	*董事兼秘書*	**Louis C W Ho**	*Director and Secretary*

第56頁至第178頁之附註構成本財務報表的一部份。 The notes on pages 56 to 178 form part of these financial statements.

綜合股東權益變動表

Consolidated Statement of Changes in Equity

截至二零零七年十二月三十一日止年度
(以港幣千元位列示，另註除外)

For the year ended 31st December, 2007
(Expressed in thousands of Hong Kong dollars unless otherwise stated)

		附註 Notes	2007	2006
於1月1日之股東權益總額	Total equity as at 1st January		**9,316,723**	8,338,051
已扣除遞延税項之重估可供銷售金融資產之未實現(虧損)／收益	Unrealised (losses)/gains on revaluation of available-for-sale financial assets net of deferred tax	32	**(36,436)**	14,378
出售可供銷售金融資產時由投資重估儲備轉入綜合收益表之收益	Gains transferred from investment revaluation reserve to consolidated income statement on disposal of available-for-sale financial assets	32	**(13,183)**	(11,890)
重估銀行行址之未實現收益	Unrealised gains on revaluation of bank premises	32	**–**	11,010
銀行行址重估儲備中已計入／(扣除)之遞延税項	Deferred tax credited/(charged) to bank premises revaluation reserve	32	**318**	(1,440)
匯率變更之影響	Effects of foreign exchange rate changes	32	**394**	1,098
直接於股東權益內確認之淨(支出)／收入	Net (expenses)/income recognised directly in equity		**(48,907)**	13,156
年內純利	Net profit for the year		**2,033,241**	1,662,113
年內已確認之收支總額	Total recognised income and expenses for the year		**1,984,334**	1,675,269
年內已宣派及核准之股息	Dividends declared and approved during the year	32	**(871,672)**	(711,789)
根據認股權計劃發行之股份款項	Proceeds on shares issued under Share Option Scheme	31 & 32	**3,982**	6,327
僱員獎勵計劃之股本溢價	Share premium under Employee Incentive Plan	32	**13,870**	12,365
以股代息發行之股份	Shares issued in lieu of dividends	31 & 32	**60,799**	–
派發予少數股東權益之股息	Dividends paid to minority interests		**–**	(3,500)
於12月31日之股東權益總額	Total equity as at 31st December		**10,508,036**	9,316,723
年內已確認之收支總額可分配予：	Total recognised income and expenses for the year attributable to:			
本銀行股東	Shareholders of the Bank		**1,981,657**	1,673,872
少數股東權益	Minority interests		**2,677**	1,397
			1,984,334	1,675,269

第56頁至第178頁之附註構成本財務報表的一部份。 The notes on pages 56 to 178 form part of these financial statements.

綜合現金流量表

Consolidated Cash Flow Statement

截至二零零七年十二月三十一日止年度 *For the year ended 31st December, 2007*
(以港幣千元位列示，另註除外) *(Expressed in thousands of Hong Kong dollars unless otherwise stated)*

		附註 Notes	2007	2006
因營業活動而(流出)／流入之現金淨額	Net cash (outflow)/inflow from operating activities	34(a)	**(2,456,067)**	10,343,333
投資活動	Investing activities			
支付購入附屬公司並已扣除其持有之現金	Payment for purchase of a subsidiary, net of cash acquired	34(b)	**(1,348,448)**	–
購入持有至到期日及可供銷售金融資產	Purchase of held-to-maturity and available-for-sale financial assets		**(2,849,001)**	(5,535,348)
出售及贖回持有至到期日及可供銷售金融資產	Sale and redemption of held-to-maturity and available-for-sale financial assets		**6,409,888**	1,927,217
聯營公司派發之股息	Dividends received from an associated company		**42,000**	–
聯營公司新貸款	New loans to associated companies	21	**(131,355)**	–
聯營公司償還貸款	Loan repaid by an associated company	21	**51,467**	–
購入物業及設備	Purchase of properties and equipment		**(425,790)**	(255,228)
出售物業及設備	Sale of properties and equipment		**469,862**	82,918
因投資活動而流入／(流出)之現金淨額	Net cash inflow/(outflow) from investing activities		**2,218,623**	(3,780,441)
融資活動	Financing activities			
發行後償負債	Issue of subordinated liabilities		**3,104,204**	–
行使認股權所發之新股	Issue of new shares under Share Option Scheme	31	**3,982**	6,327
支付股息	Dividends paid		**(810,873)**	(711,789)
向少數股東支付之股息	Dividends paid to minority interests		–	(3,500)
支付後償負債利息	Interest paid on subordinated liabilities		**(264,804)**	(134,029)
因融資活動而流入／(流出)之現金淨額	Net cash inflow/(outflow) from financing activities		**2,032,509**	(842,991)
現金及等同現金項目增額	Increase in cash and cash equivalents		**1,795,065**	5,719,901
現金及等同現金項目於1月1日結餘	Cash and cash equivalents at 1st January		**26,697,151**	20,968,190
匯率變更之影響	Effects of foreign exchange rate changes		**8,291**	9,060
現金及等同現金項目於12月31日結餘	Cash and cash equivalents at 31st December	34(c)	**28,500,507**	26,697,151
現金及等同現金項目之分析	Analysis of the balances of cash and cash equivalents			
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions		**3,158,664**	2,182,173
原本期限為3個月內到期之定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions with an original maturity within three months		**22,915,352**	23,288,277
原本期限為3個月內到期之政府債券	Treasury bills with an original maturity within three months		**2,426,491**	1,226,701
			28,500,507	26,697,151
源自經營業務活動現金流量包括：	Cash flows from operating activities included:			
已收利息	Interest received		**7,242,339**	6,070,092
已付利息	Interest paid		**4,822,413**	4,066,319
已收股息	Dividend received		**5,088**	8,420

第56頁至第178頁之附註構成本財務報表的一部份。 The notes on pages 56 to 178 form part of these financial statements.

1. 主要業務

本銀行及其附屬公司(統稱「本集團」)之主要業務為經營銀行及有關之財務服務。

1. Principal activities

The Bank and its subsidiaries (together referred to as "the Group") are engaged in commercial banking and related financial services.

2. 主要會計政策

(a) 符合指引聲明

本財務報表之編製，是按照香港會計師公會發出的所有適用的香港財務報告準則(「香港財務報告準則」)(其統稱已包括所有適用的個別香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋)、香港普遍接納的會計原則和香港公司條例的要求。本財務報表亦符合香港聯合交易所有限公司證券上市規則(「上市規則」)有關的披露規定。本集團採納的主要會計政策簡列如下。

香港會計師公會頒佈了若干新訂和經修訂的香港財務報告準則。這些準則在本集團和本銀行當前的會計期間開始生效或可供提早採納。在與本集團有關的範圍內，因首次採納這些新訂和經修訂的準則所引致本年和往年會計期間的會計政策變動已於本財務報表內反映，有關資料詳載於附註4內。

2. Principal accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs"), and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"). A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Bank. Note 4 provides information on the changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

2. 主要會計政策(續)

(b) 財務報表編製基礎

截至二零零七年十二月三十一日止年度之綜合財務報表包括本銀行及其附屬公司及本集團應佔聯營公司之權益。編製本財務報表是以原值成本為計算基礎，惟以下資產及負債是以公平價值誌入，其會計政策解釋如下：

— 分類為持作買賣用途、以公平價值誌入損益及可供銷售之金融工具(附註2(f)(ii))；

— 投資物業(附註2(l))；

— 其他永久業權土地及樓宇(附註2(l))；及

— 其他租賃土地及樓宇，當中如有公平價值在租賃期開始時無法明確分開計算，則將整項租賃分類為融資租賃(附註2(l)及2(m))。

按照香港財務報告準則編製財務報表，管理層須作判斷、估計及假設從而影響政策實施，資產和負債、收入與支出之呈報金額。有關估計及假設乃按過往情況合理地相信，根據過往之經驗及其他因素，作出判斷那些未能從其他方面確定的資產及負債的賬面值。實際結果可能與此等估計不盡相同。

有關估計及假設須不斷檢討。若修訂只影響該修訂期，會計估計的修訂會於該修訂期內確認；或如該修訂影響本期及未來會計期，則於修訂期及未來會計期確認。

管理層就應用足以對財務報表及估計構成重大影響，且極有可能須於下年度作出重大風險調整之香港財務報告準則而作出之判斷載於附註3。

2. Principal accounting policies (Continued)

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31st December, 2007 comprise the Bank and its subsidiaries and the Group's interest in associated companies. The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading, measured at fair value through profit or loss and available-for-sale (note 2(f)(ii));
- investment property (note 2(l));
- other freehold land and buildings (note 2(l)); and
- other leasehold land and buildings, for which the fair values cannot be measured separately at the inception of the lease and the entire lease is classified as finance lease (notes 2(l) and 2(m)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 3.

2. 主要會計政策(續)

(c) 附屬公司及少數股東權益

附屬公司是指受本集團控制的實體。控制是指本集團有權管治一家實體的財政及營運政策而從其業務中獲取利益。在評估控制存在與否時，現時可行使的潛在投票權會納入考慮之列。

附屬公司之投資由控制開始當日至控制終止當日於綜合財務報表中綜合處理。

集團間之結餘及交易，及任何集團間之交易而產生之未實現溢利均於編製綜合財務報表時悉數抵銷。集團間交易產生之未實現虧損採用與未實現溢利相同之方式抵銷，惟僅以並無減值證明出現之情況為限。

少數股東權益指非為本銀行直接或通過附屬公司間接地擁有的權益應佔附屬公司淨資產的部份，而本集團並沒有同意與這些權益的持有人訂立任何可導致本集團整體就這些符合金融負債定義的權益而承擔合約義務的額外條款。少數股東權益在綜合資產負債表內的權益項目中，與本銀行權益股東應佔的權益分開列示。少數股東佔本集團業績的權益，會按照本年度損益總額在少數股東權益與本銀行股東權益之間作出分配的形式，在綜合收益表中列示。

如果少數股東應佔的虧損超過其所佔附屬公司的權益，超額部分和任何屬於少數股東的進一步虧損便於本集團所佔權益支付；但如少數股東須承擔具有約束力的義務並有能力增加投資彌補虧損則除外。如該附屬公司其後錄得溢利，則會悉數分配予本集團，直至本集團收回以往少數股東應佔虧損為止。

於本銀行之資產負債表中，附屬公司之投資乃以成本減任何減值損失(附註2(p))列賬。

2. Principal accounting policies (Continued)

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Bank, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meet the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Bank. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Bank.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Bank's balance sheet, its investments in subsidiaries are stated at cost less impairment losses, if any (note 2(p)).

2. 主要會計政策(續)

(d) 聯營公司

聯營公司為本集團或本銀行可對其管理行使重大影響力(但並非控制或共同控制)之公司，包括參與其財政及營運政策之決定。

聯營公司投資是以權益會計法在綜合財務報表內入賬。入賬方法是先以成本列賬，再將就本集團於收購後應佔該聯營公司的淨資產變動作出調整。綜合收益表包括年內本集團所佔聯營公司於收購後的税後業績及是年度確認之有關聯營公司投資之商譽減值損失(附註2(e)及2(p))。

除本集團對該聯營公司負有法律或推定義務或替該公司償付的承擔外，當本集團應佔該聯營公司的虧損超出本集團應佔該聯營公司之權益時，本集團應佔該聯營公司之權益將被減值至零，而超出的虧損將不被確認。因此，本集團應佔該聯營公司權益乃按權益會計法計算投資賬面值及本集團投資於該聯營公司長期權益。

本集團與其聯營公司交易所產生的未實現損益，均按本集團於聯營公司所佔的權益比率抵銷，但如能證明已轉讓資產出現減值損失而產生未實現虧損，則這些未實現虧損會即時確認為損益。

本銀行資產負債表所列示的聯營公司投資，是按投資成本減去其減值損失(附註2(p))後記賬。

(e) 商譽

商譽是指企業合併成本或於聯營公司的投資超過本集團在被收購方的可辨別資產、負債和或然負債的公平價值淨額中所佔數額的部分。

商譽是按成本減去累計減值損失後列賬。商譽會分配至現金生產單位，並且每年接受減值測試(附註2(p))。就聯營公司來説，商譽的賬面金額已包括在所佔聯營公司權益的賬面金額中。

2. Principal accounting policies (Continued)

(d) Associated companies

An associated company is an entity in which the Group or Bank has significant influence, but not control, or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associated company is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associated company's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associated companies for the year, including any impairment loss on goodwill relating to the investment in associated companies recognised for the year (notes 2(e) and 2(p)).

When the Group's share of losses exceeds its interest in the associated company, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associated company. For these purposes, the Group's interest in the associated company is the carrying amount of the investment under equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associated company.

Unrealised profits and losses resulting from transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated company, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Bank's balance sheet, its investments in associated companies are stated at cost less impairment losses, if any (note 2(p)).

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associated company over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (note 2(p)). In respect of associated companies, the carrying amount of goodwill is included in the carrying amount of the interest in the associated companies.

2. 主要會計政策(續)

(e) 商譽(續)

本集團在被收購方的可辨別資產、負債和或然負債的公平價值淨額中所佔數額，超過企業合併的成本或於聯營公司的投資的部分，會即時在收益表確認。

如於年內出售現金生產單位或聯營公司，出售損益的計算已包括任何應佔購入商譽的數額。

內部產生之商譽及品牌的開支在產生的期間內確認為開支。

(f) 金融工具

(i) 初始確認

本集團根據收購資產或負債之目的，於初始期將金融工具劃分為不同種類。種類包括以公平價值誌入損益、貸款和應收賬款、持有至到期日投資、可供銷售金融資產及其他金融負債。

金融工具於初始時按公平價值計算，而公平價值大致與交易價相同。此外，如金融資產或金融負債不屬於以公平價值誌入損益之類別，則須包括因購入金融資產或發行金融負債而直接產生的交易成本。以公平價值誌入損益之金融資產及金融負債之交易成本則立即支銷。

當本集團成為金融工具合約其中一方訂約方時，須即日確認金融資產和金融負債。買賣以公平價值誌入損益之金融資產和金融負債按交易日會計法予以確認。其他金融資產和金融負債按結算日會計法予以確認。至於該等以公平價值誌入損益之金融資產或金融負債，其公平價值變動產生的盈利及虧損由交易日或結算日起計算。

2. Principal accounting policies (Continued)

(e) Goodwill (Continued)

Any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associated company is recognised immediately in the income statement..

On disposal of a cash generating unit, or an associated company during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

Expenditure on internally generated goodwill and brand name is recognised as an expense in the period in which it is incurred.

(f) Financial instruments

(i) Initial recognition

The Group classifies its financial instruments into different categories at inception, depending on the purpose for which the assets were acquired or the liabilities were incurred. The categories are: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial instruments are measured initially at fair value, which normally will be equal to the transaction price plus, in case of a financial asset or financial liability not held at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or issue of the financial liability. Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately.

The Group recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets and financial liabilities at fair value through profit or loss is recognised using trade date accounting. Other financial assets and financial liabilities are recognised using settlement date accounting. From these dates, any gains and losses arising from changes in fair value of the financial assets or financial liabilities at fair value through profit or loss are recorded.

2. 主要會計政策(續)

(f) 金融工具(續)

(ii) 分類

以公平價值誌入損益

此類別包括持作買賣用途和初始確認時以公平價值誌入損益的金融資產及金融負債，但不包括沒有市價的股份投資，而其公平價值是無法可靠計量的。

作買賣用途的金融工具包括主要作買賣用途或作為整體管理的金融工具組合的一部分而購入或引致之金融資產或金融負債，且有證據顯示近期有短期出售以賺取利潤的模式。不具有效對沖作用的衍生工具(附註2(h))，分類為持作買賣用途工具。

於下列情況下，金融工具於初始確認時指定為以公平價值誌入損益：

— 該資產或負債是以公平價值基準進行內部管理、評估和呈報；

— 該指定可消除或大幅減少會計錯配的發生；

— 該資產或負債包含嵌入衍生工具，而該嵌入衍生工具可大幅改變按合約產生的現金流量；及嵌入衍生工具可以從金融工具分離。

屬於此類別的金融資產及金融負債按公平價值入賬，及在被持有或發行期間，不得重新分類為此類別或脫離此類別而再作分類。公平價值變動於出現之期間列入收益表內。於出售或重購時，出售淨所得或淨支付款項與賬面值的差額計入收益表內。

2. Principal accounting policies (Continued)

(f) Financial instruments (Continued)

(ii) Classification

Fair value through profit or loss

This category comprises financial assets and financial liabilities held for trading, and those measured at fair value through profit or loss upon initial recognition, but exclude those investments in equity instruments that do not have a quoted market price and whose fair value cannot be reliably measured.

Trading financial instruments are financial assets or financial liabilities which are acquired or incurred principally for the purpose of trading, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives that do not qualify for hedge accounting (note 2(h)) are accounted for as trading instruments.

The Group has the option to designate financial instruments at fair value through profit or loss upon initial recognition when:

- the assets or liabilities are managed, evaluated and reported internally on a fair value basis;
- the designation eliminates or significantly reduces an accounting mismatch which would otherwise arise;
- the asset or liability contains an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract; and the separation of the embedded derivatives from the financial instrument is not prohibited.

Financial assets and financial liabilities under this category are carried at fair value and are not allowed to be reclassified into or out of this category while held or issued. Changes in the fair value are included in the income statement in the period in which they arise. Upon disposal or repurchase, the difference between the net sale proceeds or net payment and the carrying value is included in the income statement.

2. 主要會計政策(續)

(f) 金融工具(續)

(ii) 分類(續)

貸款和應收賬款

貸款和應收賬款為固定或可確定付款金額及沒有活躍市場報價的非衍生金融資產，但不包括(1)本集團有計劃即時或於短期內出售而被分類為持作買賣用途；(2)於初始期已被本集團指定為以公平價值誌入損益或可供銷售；或(3)有可能本集團不能收回大部分初始投資，但不包括因信貸變壞的原因，將會分類為可供銷售。貸款和應收賬款主要包括客戶之貸款以及定期存放銀行同業、中央銀行及其他金融機構之款項。

分類為貸款和應收賬款之證券包括與本集團存有借貸關係之相同客戶所發行而並無活躍市場報價之證券。作出信貸替代證券的投資決定與貸款的信貸審批程序相同，猶如本集團須承擔等同客戶貸款的風險。另外，回報及到期日條款普遍是透過本集團與發行人直接磋商。此類證券包括商業票據、短期債券及由借款人發行的優先股份。

貸款和應收賬款及分類為貸款和應收賬款之證券按實際利率法攤銷成本，並減除減值損失(如適用)(附註2(p))入賬。

持有至到期日投資

持有至到期日投資包括有固定或可確定付款金額及有固定期限的非衍生金融資產，而本集團有明確意向和能力持有至到期日，但不包括(1)本集團於初始確認時已被指定為以公平價值誌入損益或可供銷售，及(2)符合貸款和應收賬款之定義之項目。

持有至到期日投資採用實際利率法攤銷成本，並減除減值損失(如適用)(附註2(p))入賬。

2. Principal accounting policies (Continued)

(f) Financial instruments (Continued)

(ii) Classification (Continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than (1) those that the Group intends to sell immediately or in the near term, which will be classified as held for trading; (2) those that the Group, upon initial recognition, designates as at fair value through profit or loss or as available-for-sale; or (3) those where the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which will be classified as available-for-sale. Loans and receivables mainly comprise loans and advances to customers and placements with banks, central banks and other financial institutions.

Securities classified as loans and receivables typically comprise of securities issued by the same customers with whom the Group has a lending relationship that are not quoted in an active market. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and the Group bears the same customer risk as it does for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by the Group with the issuer. These securities include commercial paper, short term debentures and preference shares issued by the borrower.

Loans and receivables and securities classified as loans and receivables are carried at amortised cost using the effective interest method, less impairment losses, if any (note 2(p)).

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity which the Group has the positive intention and ability to hold to maturity, other than (1) those that the Group, upon initial recognition, designates as at fair value through profit or loss or as available-for-sale; and (2) those that meet the definition of loans and receivables.

Held-to-maturity investments are carried at amortised cost using the effective interest method less impairment losses, if any (note 2(p)).

2. 主要會計政策(續)

(f) 金融工具(續)

(ii) 分類(續)

可供銷售金融資產

可供銷售金融資產為被指定為可供銷售的非衍生金融資產，或並非分類為以上三種類別的金融資產，包括計劃作不定期限持有，但可能因應流動資金之需要或市場環境轉變而出售之金融資產。

可供銷售金融資產按公平價值列賬。除因債務證券的幣值所引致的減值損失及外匯盈虧須在收益表確認外，因公平價值變動而產生之未實現收益及虧損直接在投資重估儲備內確認。

沒有活躍市場報價而其公平價值是不能夠可靠計量的股票的投資，及與該等無報價股票掛鈎和必須透過交付該等無報價股票進行結算的衍生工具，按成本並減除減值損失(如適用)(附註2(p))入賬。

當可供銷售金融資產出售時，出售的收益或虧損包括出售所得款項淨額與賬面值的差額，以及從投資重估儲備中解除的累計公平價值調整。

其他金融負債

除買賣用途負債及指定以公平價值誌入損益的金融負債外，其他金融負債按實際利率法攤銷成本入賬。

(iii) 計量公平價值之原則

金融工具的公平價值以結算日之市場報價為依據，但未扣除於將來估計出售成本。金融資產按現有買入價釐定價格，而金融負債則按現有賣出價釐定價格。

2. Principal accounting policies (Continued)

(f) Financial instruments (Continued)

(ii) Classification (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other three categories above. They include financial assets intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment.

Available-for-sale financial assets are carried at fair value. Unrealised gains and losses arising from changes in the fair value are recognised directly in the investment revaluation reserve, except for impairment losses and foreign exchange gains and losses on monetary items such as debt securities which are recognised in the income statement.

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be measured reliably, and derivatives that are linked to and must be settled by delivery of such unquoted equity securities are carried at cost less impairment losses, if any (note 2(p)).

When the available-for-sale financial assets are sold, gains or losses on disposal include the difference between the net sale proceeds and the carrying value, and the accumulated fair value adjustments which are released from the investment revaluation reserve.

Other financial liabilities

Financial liabilities, other than trading liabilities and those designated at fair value through profit or loss, are measured at amortised cost using the effective interest method.

(iii) Fair value measurement principles

The fair value of financial instruments is based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs. Financial assets are priced at current bid prices, while financial liabilities are priced at current asking prices.

2. 主要會計政策(續)

(f) 金融工具(續)

(iii) 計量公平價值之原則(續)

如沒有公眾可取得的最後交易價格或未能從認可證券交易所獲得市場報價，或從經紀／交易商獲得屬於非交易所買賣的金融工具報價，又或該市場並不活躍，此工具的公平價值按估值模式估值，而該估值模式可根據市場實際交易提供可靠的估計價格。

當採用現金流量折讓價格模式，估計將來現金流量乃按管理層的最佳估計為依據，而所採用的貼現率則為適用於條款相近之金融工具於結算日之市場利率。當採用其他價格模式時，則以結算日的市場資料為依據。

(iv) 終止確認

當從金融資產獲得現金流量的法定權利屆滿或已將擁有權的重大風險及回報同時轉移後，金融資產被終止確認。

當合約的義務已被履行、取消或期滿，金融負債被終止確認。

本集團採用加權平均法以釐定在終止確認時須在收益表確認的已實現收益和虧損。

(v) 抵銷

如具法定權利抵銷確認金額及計劃以淨額結算，或同時變賣資產以償還負債，金融資產和金融負債互相抵銷，而在資產負債表內以淨額列示。

2. Principal accounting policies (Continued)

(f) Financial instruments (Continued)

(iii) Fair value measurement principles (Continued)

If there is no publicly available latest traded price nor a quoted market price on a recognised stock exchange or a price from a broker/dealer for non-exchange-traded financial instruments, or if the market for it is not active, the fair value of the instrument is estimated using valuation techniques that provide a reliable estimate of prices which could be obtained in actual market transactions.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date.

(iv) Derecognition

A financial asset is derecognised when the contractual rights to receive the cash flows from the financial asset expire, or where the financial asset together with substantially all the risks and rewards of ownership, have been transferred.

A financial liability is derecognised when the obligation specified in the contract is discharged, cancelled or expired.

The Group uses the weighted average method to determine realised gains and losses to be recognised in profit or loss on derecognition.

(v) Offsetting

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2. 主要會計政策(續)

(f) 金融工具(續)

(vi) 嵌入衍生工具

嵌入衍生工具屬於一種混合(結合)式工具的組成部分，該工具包括衍生工具及一主要合約，並可改變該結合式工具的現金流量，其作用類似獨立的衍生工具。當(1)該嵌入衍生工具的經濟特性及風險與主要合約並非緊密關連的；及(2)混合(結合)式工具並非按公平價值計量及將公平價值變動於收益表內確認，嵌入衍生工具將與主要合約分開，並以衍生工具形式入賬。

當嵌入衍生工具被分開處理，主要合約按上文附註(ii)入賬。

(g) 回購及反向回購交易

根據以固定價格於若干日後回購該等資產之同步協議(回購協議)出售之資產仍於財務報表內保留，並按其原先原則計算。銷售所得款項乃列作負債及以攤銷成本入賬。

根據重售協議(反向回購協議)購入的資產並非列作資產購買而列作應收款項，並以攤銷成本計入資產負債表。

於反向回購協議中賺取的利息及於回購協議中產生的利息分別確認為利息收入及利息開支，並於協議年期內採用實際利率法。

(h) 對沖

對沖之會計處理方法確認對沖工具及對沖項目之公平價值變動於收益表內有抵銷作用。本集團同時於對沖交易開始及往後期間，評估及記錄用於對沖交易之金融工具能否有效地抵銷對沖項目所產生之公平價值或現金流量變動之風險。倘(1)對沖工具到期或被出售、終止或行使；(2)對沖不再符合對沖會計法的標準；或(3)本集團撤銷指定，則本集團終止採用對沖會計法。

2. Principal accounting policies (Continued)

(f) Financial instruments (Continued)

(vi) Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that includes both the derivative and a host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. The embedded derivatives are separated from the host contract and accounted for as a derivative when (1) the economic characteristics and risks of the embedded derivative are not closely related to the host contract; and (2) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in the income statement.

When the embedded derivative is separated, the host contract is accounted for in accordance with note (ii) above.

(g) Repurchase and reverse repurchase transactions

Assets sold subject to a simultaneous agreement to repurchase these assets at a certain later date at a fixed price (repurchase agreements) are retained in the financial statements and measured in accordance with their original measurement principles. The proceeds from the sale are reported as liabilities and are carried at amortised cost.

Assets purchased under agreements to resell (reverse repurchase agreements) are reported not as purchases of the assets, but as receivables and are carried in the balance sheet at amortised cost.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are recognised as interest income and interest expense respectively, over the life of each agreement using the effective interest method.

(h) Hedging

Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item. The Group assesses and documents whether the financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risks both at hedge inception and on an ongoing basis. The Group discontinues prospectively hedge accounting when (1) the hedging instrument expires or is sold, terminated or exercised; (2) the hedge no longer meets the criteria for hedge accounting; or (3) the Group revokes the designation.

2. 主要會計政策(續)

(h) 對沖(續)

(i) 公平價值對沖

公平價值對沖用作抵銷已確認資產或負債之公平價值變動所產生之收益或虧損須在收益表確認。

對沖工具按公平價值入賬，而公平價值的變動在收益表確認。被對沖項目的賬面值按對沖工具之公平價值變動予以調整。此調整在收益表確認，以抵銷對沖工具產生的收益或虧損。

當對沖工具到期或被出售、終止或行使，對沖不再符合對沖會計法的標準，或本集團撤銷了指定的對沖關係時，截至當時為止對使用實際利率法計算的被對沖項目的任何調整，會在收益表內攤銷，作為在該被對沖項目的剩餘期間重新計算其實際利率的一部分。

(ii) 現金流量對沖

當衍生金融工具被指定用於對沖已確認資產或負債的不既定現金流量或可能發生的預期交易，或已承諾未來交易之外匯風險，以公平價值重新衡量衍生金融工具所產生的收益或虧損有效部份直接在股東權益確認；無效部份之收益或虧損則在收益表內即時確認。

如果預期交易的對沖其後導致了非金融資產或非金融負債的確認，相關損益將自股東權益中轉出，並包括在非金融資產或負債的初始成本或其他賬面價值中。

如果預期交易的對沖其後導致了金融資產或金融負債的確認，相關的收益或虧損便會從股東權益中轉出，然後在收購資產或承擔負債對收益表造成影響(例如確認利息收入或支出時)的同一期間內在收益表中確認。

2. Principal accounting policies (Continued)

(h) Hedging (Continued)

(i) Fair value hedge

A fair value hedge seeks to offset risks of changes in the fair value of recognised asset or liability that will give rise to a gain or loss being recognised in the income statement.

The hedging instrument is measured at fair value, with fair value changes recognised in the income statement. The carrying amount of the hedged item is adjusted by the amount of the changes in fair value of the hedging instrument attributable to the risk being hedged. This adjustment is recognised in the income statement to offset the effect of the gain or loss on the hedging instrument.

When a hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting, or the Group revokes designation of the hedge relationship, any adjustment up to that point, to a hedged item for which the effective interest method is used, is amortised to the income statement as part of the recalculated effective interest rate of the item over its remaining life.

(ii) Cash flow hedge

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, or the foreign currency risk of a committed future transaction, the effective part of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in the income statement.

If the hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (such as when interest income or expense is recognised).

2. 主要會計政策(續)

(h) 對沖(續)

(ii) 現金流量對沖(續)

就所有其他現金流量對沖而言，相關的收益或虧損會從股東權益中轉出，並在對沖現金流量對收益表造成影響的同一期間內在收益表中確認。

當對沖工具到期或被出售、終止或行使，或本集團撤銷了指定的對沖關係但對沖預計的交易預期將落實進行，股東權益中的累積損益仍會繼續保留在股東權益內，並於交易進行時根據上述政策確認。如對沖交易預期不會落實進行，股東權益所列的未實現累積損益將隨即撥入收益表內。

(iii) 對沖效用測試

於展開對沖活動之始，本集團預期各項對沖活動必須極具效用(預計效用)以符合對沖會計法規定，並必須繼續顯示實際效用(追溯效用)。

有關各對沖關係之文件載有如何評估對沖之效用。本集團採納之對沖效用評估方法，將視乎其風險管理策略而定。

對於公平價值對沖關係，本集團採用累計價值抵銷法或回歸分析作為測試效用之方法。對於現金流量對沖關係，本集團利用假設衍生工具法，運用不同現金流量法或累計價值抵銷法之變動衡量。

就預計效用而言，對沖工具必須被預期為在指定對沖期間內，能高度有效地抵銷對沖風險之公平價值或現金流量之變動。就實際效用而言，公平價值或現金流量之變動抵銷額必須介乎80%至125%之間才被視為有效。

2. Principal accounting policies (Continued)

(h) Hedging (Continued)

(ii) Cash flow hedge (Continued)

For all other cash flow hedges, the associated gain or loss is removed from equity and recognised in the income statement in the same period or periods in which the hedged cash flows affect the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

(iii) Hedge effectiveness testing

The Group expects the hedge to be highly effective (prospective effectiveness) at the inception of the hedge to qualify for hedge accounting. Actual effectiveness (retrospective effectiveness) is also demonstrated on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method which the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

For fair value hedge relationships, the Group utilises the cumulative dollar offset method or regression analysis as effectiveness testing methodologies. For cash flow hedge relationships, the Group utilises the change in variable cash flow method or the cumulative dollar offset method using the hypothetical derivative approach.

For prospective effectiveness, the hedging instrument must be expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness, the changes in fair value or cash flows must offset each other in the range of 80% to 125% for the hedge to be deemed effective.

2. 主要會計政策(續)

(i) 收入確認

倘經濟利益有可能流向本集團，而收入和成本能夠可靠計量，則收入在收益表中確認如下：

(i) 利息收入

所有帶息金融工具的利息收入按應計基準採用實際利率法於收益表內確認。

實際利率法是一種計算金融資產的攤銷成本及分配於相關期間利息收入的方法。實際利率是將金融工具在預計年期內產生之估計未來現金支出或收入折算為現值，或在較短期內折算為該金融資產賬面淨值(如適用)的利率。當計算實際利率時，本集團在估計現金流量時須考慮金融工具的所有合約條款(例如預付款項、認購期權及類似期權)，但不考慮未來信貸損失。計算方法包括所有合約對手之間的費用及點子支出或收入、交易成本及其他所有溢價或折扣。就住宅按揭貸款批出的現金回贈，會資本化及在預計年期內於收益表內攤銷。

就已出現減值之金融資產而言，有關金融資產須停止按原有條款應計利息收入，惟已出現減值之金融資產如隨時間增長而令現值增加，增加之數須以利息收入形式呈報。

(ii) 費用及佣金收入

費用及佣金收入於提供相關服務時在收益表確認，收回持續向客戶提供服務之成本、或為客戶承擔風險、或屬利息性質之費用則除外。在該等情況下，費用會按成本或承擔風險之會計期間確認為收入，並以利息收入形式入賬。

2. Principal accounting policies (Continued)

(i) Revenue recognition

Provided it is probable that economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) Interest income

Interest income for all interest-bearing financial instruments is recognised in the income statement on an accruals basis using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating the interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment, call and similar options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Cash rebates granted in relation to residual mortgage loans are capitalised and amortised to the income statement over their expected life.

For impaired financial assets, the accrual of interest income based on the original terms of the financial assets is discontinued, but any increase in the present value of impaired financial assets due to the passage of time is reported as interest income.

(ii) Fee and commission income

Fee and commission income is recognised in the income statement when the corresponding service is provided, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised as income in the accounting period in which the costs or risk is incurred and is accounted for as interest income.

2. 主要會計政策(續)

(i) 收入確認(續)

(ii) 費用及佣金收入(續)

本集團所收取／所支付因產生或收購金融資產的原有或承擔服務費會被遞延及確認，作為對有效利率的調整。當預期貸款承擔不會得到提取，貸款承擔服務費於承擔期內以直線法確認。

(iii) 融資租賃及租購合約之財務收入

融資租賃及租購合約之財務收入按租賃年期確認為利息收入，以令每個會計期間剩餘淨租賃投資的回報大致相同。應收或然租金收入於賺取租金之會計期間確認為收入。就收購融資租賃貸款或租購合約而支付交易商之佣金，會計入資產賬面值，並在租賃預計年期於收益表內攤銷，作為對利息收入之調整。

(iv) 經營租賃之租金收入

經營租賃之租金收入在租賃期內之期間以等額分期方式列入「其他營業收入」項內，但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。租賃回贈於收益表內確認為淨應收租賃之一部分。應收或然租金收入於賺取租金之會計期間確認為收入。

(v) 股息收入

非上市投資股息收入在股東收取股息之權利被確立時才予以確認。上市投資股息收入則在該投資的股價除淨時才被確認。

2. Principal accounting policies (Continued)

(i) Revenue recognition (Continued)

(ii) Fee and commission income (Continued)

Origination or commitment fees received/paid by the Group which result in the creation or acquisition of a financial asset are deferred and recognised as an adjustment to the effective interest rate. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight line basis over the commitment period.

(iii) Finance income from finance lease and hire purchase contract

Finance income implicit in finance lease and hire purchase payments is recognised as interest income over the period of the leases so as to produce an approximately constant periodic rate of return on the outstanding net investment in the leases for each accounting period. Contingent rentals receivable are recognised as income in the accounting period in which they are earned. Commission paid to dealers for acquisition of finance lease loans or hire purchase contracts is included in the carrying value of the assets and amortised to the income statement over the expected life of the lease as an adjustment to interest income.

(iv) Rental income from operating lease

Rental income received under operating leases is recognised as other operating income in equal instalments over the periods covered by the lease term, except where an alterative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

(v) Dividend income

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment is quoted ex-dividend.

2. 主要會計政策(續)

(j) 入息稅項

入息稅項包括是年應繳稅項及遞延稅項資產及負債之增減。是年度稅項及遞延稅項資產及負債之增減均於收益表內支銷，惟與直接在股東權益內確認項目有關之遞延稅項增減，則在股東權益內確認。

本年度應繳稅項是按本年度應課稅利潤以結算日已生效或實則上生效之稅率計算，以及以往年度應繳稅項之調整。

遞延稅項資產及負債是由可扣稅及應課稅之暫時性差額而產生，即財務報表之資產及負債之賬面值及課稅基礎值兩者間之差額。遞延稅項資產亦可來自未扣減之稅務虧損及未運用之稅務優惠。

因課稅暫時差額而產生之所有遞延稅項負債，在一般情況下應全數確認。而遞延稅項資產則應在預期可取得足夠應課稅溢利扣減之情況下，方予以確認。

遞延稅項是按預期該等稅項負債或資產需清付或扣減時所適用之稅率計算。遞延稅項資產及負債毋須計算折現值。遞延稅項資產賬面值須在結算日檢討。若預期沒有足夠應課稅溢利以供稅務扣減，則須減低遞延稅項資產額。但是如果日後有可能獲得足夠的應課稅溢利，有關減額便會轉回。因分派股息而額外產生的入息稅項是在支付相關股息的責任確立時確認。

本年度應繳稅項結餘和遞延稅項結餘及其增減，均需獨立列賬而互不抵銷。本年度稅項資產抵銷本年度稅項負債，及遞延稅項資產抵銷遞延稅項負債，只在本銀行或本集團具有合法權利以本年度稅項資產抵銷本年度稅項負債時方可進行。通常限於同一課稅單位在同一稅務機關範圍下，才能進行抵銷。

2. Principal accounting policies (Continued)

(j) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of prior years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. The carrying amount of deferred tax assets is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such deduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available. Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities. The principle of offsetting usually applies to income tax levied by the same tax authority on the same taxable entity.

2. 主要會計政策(續)

(k) 外幣折算

本年度內之外幣交易按交易日之匯率折算為港幣。外幣資產及負債賬目按結算日之匯率伸算為港幣。所有匯兑損益均在收益表確認。

以原值成本列賬之外幣非貨幣性資產及負債按交易日的匯率折算為港幣。以公平價值列賬的外幣非貨幣性資產及負債按釐定公平價值當日的匯率折算。

以公平價值誌入損益之投資及衍生金融工具的匯兑差額分別記入買賣用途金融工具或以公平價值誌入損益之金融工具之實現及未實現淨收益/虧損內。所有其他與貨幣項目有關的匯兑差額則於收益表內列示為外匯買賣收益/虧損。可供銷售股權工具所產生之匯兑差額則在儲備中確認。

海外業務之業績約按交易日的匯率折算為港幣。資產負債表內之項目按結算日之外幣匯率折算為港幣。所產生的匯兑差額直接在股東權益的獨立組成部分中確認。

倘出售某項海外業務,在計算出售損益時,需計入已於股東權益確認之有關海外業務累積匯兑差額。

(l) 有形固定資產及資產折舊

(i) 銀行物業按成本或董事估值(已參考獨立專業估值)減累積折舊及減值損失後列入資產負債表內。根據香港會計師公會頒佈之香港會計準則第16號-*物業、機械及設備*第80A段過渡條款,在編製本財務報表時,並沒有在結算日對銀行物業重估至公平價值。

2. Principal accounting policies (Continued)

(k) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Hong Kong dollars using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Exchange differences relating to investments at fair value through profit or loss and derivative financial instruments are included in net realised and unrealised gains/losses on trading financial instruments or financial instruments measured at fair value through profit or loss. All other exchange differences relating to monetary items are presented as gains/losses arising from dealing in foreign currencies in the income statement. Differences arising on translation of available-for-sale equity instruments are recognised in reserves.

The results of overseas operation are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of an overseas operation, the cumulative amount of the exchange differences recognised in equity which relate to that overseas operation is included in the calculation of the profit or loss on disposal.

(l) Tangible fixed assets and depreciation

(i) Bank premises are stated in the balance sheet at cost or at directors' valuation, by reference to an independent professional valuation, less accumulated depreciation and impairment losses. In preparing these financial statements, advantage has been taken of the transitional provisions set out in paragraph 80A of HKAS 16, *Property, Plant and Equipment*, issued by the HKICPA, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

2. 主要會計政策(續)

(l) 有形固定資產及資產折舊(續)

(ii) 設備包括傢俬、機械及其他設備，按成本減除折舊後列示。折舊之計算乃按照資產之估計可用年數(一般在三至十年間)，以直線折舊法攤銷。

(iii) 永久業權之土地無需攤銷折舊，租賃土地(附註2(m))按所餘年期平均攤銷折舊。樓宇折舊乃按照其估計之有用年期以不超過五十年為限平均攤銷。

(iv) 投資物業是指業權利益下擁有及／或持有用作賺取租金收益或資本增值之土地及／或樓宇(附註2(m))。投資物業包括未確定日後用途之土地，該土地每年按具專業資格之測量師之公開市值於資產負債表內列賬。任何因公平價值變動或棄置或出售投資物業而產生之收益或虧損將於收益表內確認。

(m) 融資租賃及經營租賃

如果本集團認為一項安排(包括一宗或一系列交易)附帶權利在一段商定的時限內使用一項特定資產或多項資產，以換取一筆或一連串付款，該項安排便屬於租賃或包含租賃。本集團是根據該項安排的本質作出評估，而不需考慮有關安排是否具備租賃的法律形式。

(i) 本集團資產租賃之分類
本集團之租賃資產若絕大部份風險及權益均轉移至本集團時，分類為融資租賃。大部份風險及權益不會轉移至本集團之租賃乃分類為經營租賃。

(ii) 融資租賃
當本集團為融資租賃之出租人，該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。與融資租賃性質相同之租購合約亦列作融資租賃處理。減值損失按附註2(p)所載會計政策計算。

2. Principal accounting policies (Continued)

(l) Tangible fixed assets and depreciation (Continued)

(ii) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between three to ten years.

(iii) No amortisation is provided on freehold land. Leasehold land (note 2(m)) is amortised in equal annual instalments over the remaining term of the lease. Buildings are amortised by equal instalments over the estimated useful lives which in no case exceed fifty years.

(iv) Investment properties are land and/or buildings which are owned and/or held under a leasehold interest (note 2(m)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use, which are stated in the balance sheet at their open market values which are assessed annually by professional qualified valuers. Any gain or loss arising from a change in fair value or from the retirement or disposal of investments properties is recognised in the income statement.

(m) Finance and operating leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group
Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Finance leases
Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as "Advances to customers". Hire purchase contracts having the characteristics of finance leases are accounted for in the same manner as finance leases. Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(p).

2. 主要會計政策(續)

(m) 融資租賃及經營租賃(續)

(iii) 經營租賃

當本集團以經營租賃方式租出資產，該資產根據其性質包括在資產負債表內，及(如適用者)按附註2(l)(ii)所載之本集團折舊會計政策計算折舊，惟已分類為投資物業之資產則除外。減值損失是根據附註2(p)所載會計政策計算。來自經營租賃的收入會根據附註2(i)(iv)所載本集團的收入確認政策計算。

如本集團使用經營租賃資產時，租賃作出的付款會在租賃期的會計期間內，以等額在收益表內支付；但如有其他基準能更清楚地反映租賃資產所產生的利益模式則除外。經營租賃的獎勵措施均在收益表內確認為租賃淨付款總額之組成部份。或然租金在其產生的會計期間內在收益表內支付。

經營租賃所持有土地之收購成本乃於租賃期內以直線法攤銷，惟該物業分類為投資物業則除外(附註2(l)(iv))。

(n) 收回資產

在收回減值貸款時，本集團會通過法庭程序接收或借款人自願交出擁有權之抵押品資產。根據附註2(p)所載的本集團會計政策，計算減值貸款之減值準備已顧及收回資產之可實現淨值。收回資產繼續當作貸款及放款之抵押。本集團並無持有收回資產供作自用。

收回資產按有關貸款的賬面值或公平價值減除當日之出售成本兩者中之較低值確認。收回資產毋須折舊或攤銷。

2. Principal accounting policies (Continued)

(m) Finance and operating leases (Continued)

(iii) Operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 2(l)(ii) except where the asset is classified as an investment property. Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(p). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 2(i)(iv).

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (note 2(l)(iv)).

(n) Repossessed assets

In the recovery of impaired loans and advances, the Group may take possession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the Group's accounting policy set out in note 2(p), impairment allowances for impaired loans and advances are maintained after taking into account the net realisable value of the repossessed assets. Repossessed assets continue to be treated as securities for loans and advances. The Group does not hold the repossessed assets for its own use.

Repossessed assets are recorded at the lower of their carrying amount of the related loans and advances and fair value less costs to sell at the date. They are not depreciated or amortised.

2. 主要會計政策(續)

(o) 已發行之財務擔保、準備及或然負債

(i) 已發行之財務擔保
財務擔保是指那些規定發行人(即擔保人)根據債務工具的條款支付指定款項,以補償有關擔保的受益人(「持有人」)因某一特定債務人不能償付到期債務而產生損失的合約。

如果本集團向客戶作出財務擔保,擔保的公平價值(即已收擔保費用)在其他負債中初始確認為遞延收入。如果本銀行向其附屬公司作出財務擔保,則會估計擔保的公平價值,並資本化為附屬公司投資成本和「其他賬項及準備」中的遞延收入。

遞延收入會在擔保期內於收益表中攤銷為已發行之財務擔保的收入。此外,如果(1)擔保的持有人可能根據這項擔保向本集團提出申索,以及(2)向本集團提出的申索數額預期高於其他負債中現時就這項擔保入賬的數額(即初始確認的數額減去累計攤銷後所得數額),準備便會根據附註2(o)(ii)確認。

(ii) 其他準備及或然負債
倘本集團或本銀行有可能因過去事項構成法律或推定義務而須付出經濟利益以償責任,並能對此作可靠估計,必須就未能確定時間或金額之負債確認為準備。當時間值之金額較大,則按履行責任所需開支的現值金額列為準備。

倘可能不需要付出經濟利益,或不能對金額作可靠估計,除非付出的機會是極微,則此項責任會以或然負債形式披露。除非付出的機會是極微,潛在責任只在會否發生一項或多項未來事件中獲肯定下以或然負債形式披露。

2. Principal accounting policies (Continued)

(o) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued
Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee ("the holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee to customers, the fair value of the guarantee (being the guarantee fees received) is initially recognised as deferred income within other liabilities. Where the Bank issues a financial guarantee to its subsidiaries, the fair value of the guarantee is estimated and capitalised as the cost of investment in subsidiaries and deferred income within "Other accounts and provisions".

The deferred income is amortised in the income statement over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 2(o)(ii) if and when (1) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (2) the amount of that claim on the Group is expected to exceed the amount currently carried in other liabilities in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other provisions and contingent liabilities
Provisions are recognised for liabilities of uncertain timing or amount when the Group or Bank has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2. 主要會計政策(續)

(p) 資產減值

本集團名下資產之賬面值於每個結算日作檢討，以確定是否客觀存在減值跡象。金融資產減值的客觀跡象包括本集團注意到有關以下一宗或多宗損失事件的可觀察數據，並會對能夠可靠地估計的資產的未來現金流量構成影響：

— 發行人或借款人出現重大的財務困難；

— 違反合約，如拖欠利息或本金付款；

— 借款人很可能面臨破產或其他財務重組；

— 技術、市場、經濟或法律環境出現對借款人構成負面影響的重大變動；

— 金融資產因財務困難而失去活躍市場；及

— 於股權工具的投資顯著或長期跌至低於成本。

倘存在減值跡象，必須自收益表中扣減一項支出，以便將賬面值削減至估計可收回金額。

減值損失會直接沖銷相應的資產，但就以攤銷成本計量的貸款及應收款和持有至到期投資確認的減值損失而言，其可收回性被視為可疑，但不是可能性極低則除外。在這種情況下，減值損失會採用準備賬來記錄。當本集團認為收回的可能性極低時，被視為不可收回的數額便會直接沖銷貸款及應收款和持有至到期投資，與該借款人／投資有關而在準備賬內持有的任何數額也會轉回。其後收回早前計入準備賬的數額會在準備賬轉回。準備賬的其他變動和其後收回早前直接沖銷的數額均在收益表內確認。

2. Principal accounting policies (Continued)

(p) Impairment of assets

The carrying amount of the Group's assets is reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence that financial assets are impaired includes observable data that comes to the attention of the Group about one or more of the following loss events which has an impact on the future cash flows on the assets that can be estimated reliably:

– significant financial difficulty of the issuer or borrower;

– a breach of contract, such as a default or delinquency in interest or principal payments;

– it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

– significant changes in the technological, market, economic or legal environment that have an adverse effect on the borrower;

– disappearance of an active market for financial assets because of financial difficulties; and

– a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, the carrying amount is reduced to the estimated recoverable amount by means of a charge to the income statement.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of loans and receivables and held-to-maturity investments, which are measured at amortised cost, whose recovery is considered doubtful but not remote. In this case, the impairment losses are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against loans and receivables or held-to-maturity investments directly and any amounts held in the allowance account relating to that borrower/investment are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in the income statement.

2. 主要會計政策(續)

(p) 資產減值(續)

(i) 貸款及應收款項

貸款及應收款項之減值損失以資產賬面值與估計將來現金流量以原實際利率(即於初始確認這些資產時的實際利率)折算之現值之差額。如果折算影響不大，不會折算短期應收賬款。

信貸損失準備總額包括兩個組成部分：個別減值準備及整體減值準備。

本集團會首先評估金額重大之個別金融資產有否出現客觀之減值證據，並個別或綜合地評估金額不重大之個別金融資產。若本集團確定被評估之個別金融資產並沒有存在減值之客觀證據，無論該金融資產重大與否，均需將該等金融資產包含於信貸風險特徵相若之組合中作出整體減值評估。整體減值評估並不包括已被個別減值評估為需減值或需繼續減值之金融資產。

個別減值準備是根據管理層對預計可能收回之現金流量按原實際利率折讓為現值的最佳估計為準。在估計現金流量時，管理層須判斷借款人的財政狀況及給予本集團的抵押品或擔保的可變現淨值。本集團亦會評估每宗減值資產的真正價值。

當評估所需的整體貸款損失準備時，管理層會採用統計模式，並顧及信貸質素、組合規模、信貸集中及經濟等因素的歷史趨勢。為估計所需的準備，本集團根據過往經驗和現時的經濟情況作假設，以模擬本集團的潛在損失及釐定所需之輸入參數。

2. Principal accounting policies (Continued)

(p) Impairment of assets (Continued)

(i) Loans and receivables

Impairment losses on loans and receivables are measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets). Receivables with a short duration are not discounted if the effect of discounting is immaterial.

The total allowance for credit losses consists of two components: individual impairment allowances, and collective impairment allowances.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

The individual impairment allowance is based upon management's best estimate of the present value of the cash flows which are expected to be received discounted at the original effective interest rate. In estimating these cash flows, management makes judgments about the borrower's financial situation and the net realisable value of any underlying collateral or guarantees in favour of the Group. Each impaired asset is assessed on its own merits.

In assessing the need for collective loan loss allowances, management uses statistical modelling and considers historical trends of factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, the Group makes assumptions both to define the way the Group models inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

2. 主要會計政策(續)

(p) 資產減值(續)

(i) 貸款及應收款項(續)

減值準備的準確性，須視乎本集團能否在評估個別準備時準確估計未來現金流量及在評估整體減值準備時所採用的推測模式及變數。雖然涉及判斷，本集團相信就客戶貸款作出之減值準備屬合理和足夠的。

在較後期間，任何因估計未來現金流量的金額及時間與先前估計的有所變動，而該變動是可客觀地與減值後發生的事件有關連，從而導致減值損失準備亦需變動，該變動會支銷或存入收益表內。減值損失的轉回不應使貸款和應收款項的賬面金額超過其在以往年度沒有確認任何減值損失而應已釐定的數額。

倘再無實際機會收回時，則客戶貸款及其應收利息會被撇銷。

附帶重新商定條款的貸款及應收款項是指因借款人的財政狀況惡化而重組的貸款，而本集團已給予在其他情況下不會考慮的優惠。重新商定的貸款及應收款項須受持續的監察，以確定是否仍屬減值或逾期。

(ii) 持有至到期日之投資

持有至到期日之投資的減值按個別及整體層面考慮。個別減值準備是根據資產的賬面金額與按資產的原實際利率折讓的估計未來現金流量的現值(如果折讓的影響重大)之間的差額計量。

所有毋須個別減值的重大資產均會進行整體評估，以找出任何已發生但未被發現的減值。非個別重大資產按類似風險特性歸類及作整體減值評估。

2. Principal accounting policies (Continued)

(p) Impairment of assets (Continued)

(i) Loans and receivables (Continued)

The accuracy of the impairment allowances the Group makes depends on how well the Group can estimate future cash flows for individually assessed impairment allowances and the model assumptions and parameters used in determining collective impairment allowances. While this necessarily involves judgment, the Group believes that the impairment allowances on advances to customers are reasonable and supportable.

Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates that can be linked objectively to an event occurring after the write-down, will result in a change in the impairment allowances on loans and receivables and be charged or credited to the income statement. A reversal of impairment losses is limited to the loans and receivables' carrying amount that would have been determined had no impairment loss been recognised in prior years.

When there is no reasonable prospect of recovery, the advances and the related interest receivables are written off.

Loans and receivables with renegotiated terms are loans that have been restructured due to deterioration in the borrower's financial position and where the Group has made concessions that it would not otherwise consider. Renegotiated loans and receivables are subject to ongoing monitoring to determine whether they remain impaired or overdue.

(ii) Held-to-maturity investments

Impairment on held-to-maturity investments is considered at both individual and collective level. The individual impairment allowance is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the asset's original effective interest rate, where the effect of discounting is material.

All significant assets found not to be individually impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are then collectively assessed for impairment by grouping together financial assets with similar risk characteristics.

2. 主要會計政策(續)

(p) 資產減值(續)

(ii) 持有至到期日之投資(續)

若在較後期間，減值損失的金額減少而該減少是可客觀地與減值後發生的事件有關連，減值損失可轉回收益表內。減值損失轉回收益表不得導致資產之賬面值超過假設該資產於往年從來未有確認減值損失的賬面值。

(iii) 可供銷售金融資產

當有客觀證據顯示可供銷售金融資產已減值，已直接在股東權益內確認的累積虧損將被剔除，並於收益表內確認。須於收益表內確認累積虧損之金額，是購入價(減除任何本金償還及攤銷)與現時公平價值兩者之差額，再減除往年已於收益表內確認的減值損失。

就按成本列賬之無報價可供銷售股票而言，減值損失按股票的賬面金額及按同等金融資產的現時市場回報率折讓的估計未來現金流量(如果折讓的影響重大)之間的差額計量。

有關已在收益表確認可供銷售股票的減值損失不能轉回收益表內。其後該資產之公平價值增加須直接在股東權益內確認。

有關可供銷售債務證券的減值損失，如該資產之公平價值增加，而該增加是可客觀地與確認減值損失後發生的事件有關連，減值損失可轉回收益表內確認。

2. Principal accounting policies (Continued)

(p) Impairment of assets (Continued)

(ii) Held-to-maturity investments (Continued)

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. A reversal of impairment losses shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(iii) Available-for-sale financial assets

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in the income statement. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in the income statement.

For unquoted available-for-sale equity securities that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the equity securities and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material.

Impairment losses recognised in the income statement in respect of available-for-sale equity securities are not reversed through the income statement. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the income statement.

2. 主要會計政策(續)

(p) 資產減值(續)

(iv) 其他資產

在結算日，須檢討對內及對外資料以辨別以下資產是否有減值情況，或除商譽外，以往已確認之減值損失是否仍然存在或已經減少：

— 有形固定資產(按重估金額列賬之物業除外)；

— 附屬及聯營公司投資；及

— 商譽。

如任何此等情況存在，須估計該資產的可收回金額。此外，就商譽而言，須每年估計可收回金額以確定是否有減值徵兆。

— *可收回金額之計算*
可收回金額為出售淨值及使用值兩者中之較高者。在評估使用值時，會採用市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產無法在不受其他資產影響下產生現金流量，其可收回金額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

— *減值損失之確認*
當資產的賬面值或其所屬的現金生產單位超過其可收回金額時，須於收益表內確認減值損失。在確認現金生產單位減值損失時，首先減低現金生產單位(或單位組別)所獲分配商譽之賬面值，其後再按比例減低在該單位(或單位組別)其他資產的賬面值，但該資產的賬面值不可低於其個別公平價值減出售成本或使用值(如確定)。

2. Principal accounting policies (Continued)

(p) Impairment of assets (Continued)

(iv) Other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

– tangible fixed assets (other than properties carried at revalued amounts);

– investments in subsidiaries and associated companies; and

– goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

– *Calculation of recoverable amount*
The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– *Recognition of impairment losses*
An impairment loss is recognised in the income statement whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

2. 主要會計政策(續)

(p) 資產減值(續)

(iv) 其他資產(續)

— *減值損失之轉回*
除商譽外，有關資產，如用來釐定可收回金額的估計發生有利的變化，則減值損失會被轉回。商譽的減值損失不可轉回。

減值損失轉回只限於該資產的賬面值，猶如該等減值損失從未在以往年度被確認。減值損失轉回應在確認的年度計入收益表內。

(v) 中期財務報告及減值
根據上市規則，本集團須就財政年度的首六個月編製符合香港會計準則第34號－*中期財務報告*規定的中期財務報告。本集團在中期期末採用了在財政年度終結時會採用的相同減值測試、確認和轉回準則(附註2(p)(i)至2(p)(iv))。

商譽和以成本列賬的可供銷售股票已在中期確認的減值虧損不會在其後轉回。即使僅在該中期所屬的財政年度終結時才評估減值並確認沒有虧損或所確認的虧損較少，也不會轉回減值虧損。

(q) 關連人士

就本財務報表而言，下列的另一方可視為本集團的關連人士：

(i) 該另一方能夠透過一家或多家中介機構，直接或間接控制本集團或對本集團的財務和經營決策有重大影響，或可共同控制本集團；

(ii) 本集團與該另一方同時受到同一方的控制；

(iii) 該另一方是本集團的聯營公司；

2. Principal accounting policies (Continued)

(p) Impairment of assets (Continued)

(iv) Other assets (Continued)

– *Reversals of impairment losses*
In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(v) Interim financial reporting and impairment
Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with HKAS 34, *Interim financial reporting*, in respect of the first six months of the year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the year (notes 2(p)(i) to 2(p)(iv)).

Impairment losses recognised in an interim period in respect of goodwill and available-for-sale equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the year to which the interim period relates.

(q) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associated company of the Group;

2. 主要會計政策(續)

(q) 關連人士(續)

(iv) 該另一方是本集團或本集團母公司的主要行政人員，或其直系親屬，或受到此類個人控制、共同控制或具有重大影響的實體；

(v) 該另一方是第(i)項內所述的直系親屬，或受到此類個人控制、共同控制或具有重大影響的實體；或

(vi) 該另一方是為本集團或作為本集團關連人士的任何實體的僱員福利而設的離職後福利計劃。

- 個人的直系親屬是指預期他們在與實體的交易中，可能會影響該名個人或受其影響的家屬。

(r) 分項報告

分項乃指本集團可區分之部分，包括提供之產品或服務(業務分項)或提供產品或服務之特定經濟環境(區域分項)，均受有別於其他分項之風險及利益所限。

根據本集團之內部申報制度，本集團選擇業務分項資料為主要報告形式，而區域分項資料則為次選報告形式。

分項收益、開支、業績、資產及負債均包括直接劃分入該區分項之項目或可合理劃分為該分項之項目。分項收益、開支、資產及負債乃於集團間結算前釐定，集團間交易則予已抵銷作為綜合處理之部分，惟集團企業間之有關集團間結餘及交易乃為單一分項。分項間定價乃按給予外間人士之相似條款釐定。

分項資本開支乃指年內因收購預計可使用超過一年之分項資產(包括有形及無形資產)所產生之總成本。

2. Principal accounting policies (Continued)

(q) Related parties (Continued)

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between entities of the Group within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

2. 主要會計政策(續)

(s) 現金及等同現金

現金及等同現金包括現金及存放銀行同業、中央銀行及其他金融機構之結存，於購入日起三個月內到期之短期及高流動定期存放銀行同業及可隨時轉換成預知現金而其價值受較低風險影響之投資。就編製現金流量表而言，即期及構成本集團現金管理之銀行同業、中央銀行及其他金融機構款項，亦構成現金和等同現金項目。

(t) 僱員福利

(i) 薪金、年度花紅、有薪年假及本集團的非貨幣福利成本在本集團僱員提供相關服務的年度計算。

(ii) 本銀行按香港強制性公積金計劃條例規定作出的強積金供款，在其發生時於收益表內列支。

(iii) 當本集團授予僱員認股權以購入本銀行股份，其所收取之代價於授予當日在資產負債表中確認為「其他賬項及準備」。認股權之公平價值以授出日計算，並在授出日與生效期內於收益表內扣除及撥入股東資金內。當認股權已被行使，應收款項及已收代價之金額將導致股東資金上升。

(iv) 根據僱員獎勵計劃(「僱員獎勵計劃」)，本集團決定給予僱員獎賞以購入本銀行股份。獎賞之公平價值以授出日計算，並在獎賞授出日與生效期內於收益表內扣除及撥入股東資金內。獎賞未生效期內所派發相等於股息之現金，將以花紅支出按應計基準於收益表內扣除。

2. Principal accounting policies (Continued)

(s) Cash and cash equivalents

Cash and cash equivalents comprise cash and balances with banks, central banks and other financial institutions, and short-term, highly liquid inter-bank placements and investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Balances of banks, central banks and other financial institutions that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purposes of the cash flow statement.

(t) Employee benefits

(i) Salaries, annual bonuses, paid annual leave and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Funds Scheme Ordinance are recognised as an expense in the income statement when incurred.

(iii) When the Group grants employees options to acquire shares of the Bank, the considerations received are recognised in the balance sheet as "Other accounts and provisions" at the date of grant. The fair value of the options is measured at the grant date and is charged to the income statement and credited to shareholders' funds between the grant date and the vesting date. When the options are exercised, shareholders' funds are increased by the amount of the proceeds and consideration received.

(iv) When the Group grants employees awards to acquire shares of the Bank under the Employee Incentive Plan ("EIP"). The fair value of the awards is measured at the grant date and is charged to the income statement and credited to shareholders' funds between the grant date and the vesting date. The cash amount equal to the dividend that would have been paid during the period up to vesting will be charged to the income statement as bonus expenses on an accruals basis.

3. 會計估計及判斷

附註22、23、38及39有關投資物業估值、商譽減值、已授予認股權的公平價值和金融工具的公平價值的假定及其風險因素。估計不穩定因素的其他主要來源如下：

(a) 估計不穩定因素的主要來源

減值損失

(i) 貸款

本集團定期檢討貸款組合，以評估其價值是否有減值損失。本集團需決定有否任何客觀證據證明貸款組合已須減值，即估計將來現金流量會否減少。減值客觀證據載述於會計政策(附註2(p))。如管理層就其判斷認為減值之客觀證據存在，將根據與本集團資產的信貸風險特徵相似之資產之過往損失經驗預期未來現金流量。以往損失經驗是以目前的可觀察資料為基礎予以調整。管理層亦會定期檢討用以估計將來現金流量的方法和假定，從而減少估計損失與實際損失之間的差額。

(ii) 可供銷售之股票

若可供銷售之股票的公平價值明顯或持續地低於成本，本集團判定其價值已有所下降。本集團需要判斷公平價值低於成本的金額會在合理時間內不可收回，而有關投資的損益或會受到判斷的不同影響。

(b) 本集團採用會計政策的關鍵會計判斷

本集團採用會計政策的若干關鍵會計判斷如下：

(i) 持有至到期日投資

本集團將固定或可確定付款金額和固定到期日而有預算及能力持有至到期日的非衍生金融資產，列作持有至到期日投資。在作出有關判斷時，本集團會評估本身是否有預算及能力持有此等投資至到期日。

3. Accounting estimates and judgements

Notes 22, 23, 38 and 39 contain information about the assumptions and their risk factors relating to valuation of investment property, goodwill impairment, fair value of share options granted and fair value of financial instruments. Other key sources of estimation uncertainty are as follows:

(a) Key sources of estimation uncertainty

Impairment losses

(i) Loans and advances

Loan portfolios are reviewed periodically to assess whether impairment losses exist. The Group makes judgements as to whether there is any objective evidence that a loan portfolio is impaired, i.e. whether there is a decrease in estimated future cash flows. Objective evidence for impairment is described in accounting policy (note2(p)). If management has determined, based on their judgement, that objective evidence of impairment exists, expected future cash flows are estimated based on historical loss experience for assets with credit risk characteristics similar to those of the Group. Historical loss experience is adjusted on the basis of the current observable data. Management reviews the methodology and assumptions used in estimating future cash flows regularly to reduce any difference between loss estimates and actual loss experience.

(ii) Available-for-sale equity securities

The Group determines that available-for-sale equity securities are impaired when there has been a significant or prolonged decline in the fair value below cost. The determination of when a decline in fair value below cost is not recoverable within a reasonable time period is judgmental by nature, so profit and loss could be affected by differences in this judgement.

(b) Critical accounting judgements in applying the Group's accounting policies

Certain critical accounting judgements in applying the Group's accounting policies are described below.

(i) Held-to-maturity investments

The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity and where the Group has a positive intention and ability to hold to maturity as held-to-maturity investments. In making this judgement, the Group evaluates its intention and ability to hold such investments till maturity.

3. 會計估計及判斷(續)

(b) 本集團採用會計政策的關鍵會計判斷(續)

(i) 持有至到期日投資(續)
若本集團未能持有此等投資至到期日(因若干特殊情況者除外),本集團會將整個可持至到期日的投資組合,重列作可供銷售。這是由於此類投資已被視為變質。

因此,原以攤銷成本計量的持有至到期日投資會改以公平價值計量。

(ii) 投資物業
本集團將若干空置物業暫時租出,惟已決定不將有關物業列作投資物業,因本集團無意為爭取資本增值或賺取租金收入而長期持有該等物業。因此,有關物業仍列作自用樓宇。

4. 會計政策變更

香港會計師公會頒佈了多項新訂和經修訂的香港財務報告準則及詮釋。這些準則及詮釋在本銀行和本集團當前的會計期間開始生效或可供提早採納。

基於此,本財務報表就所列報年度所採用的會計政策並無重大變更。不過,因應採納了香港財務報告準則第7號－*金融工具:披露*及香港會計準則第1號修訂－*財務報表之呈報:資本披露*,已作額外披露如下:

由於已採納香港財務報告準則第7號,本財務報表包括對本集團金融工具的重要性以及該等金融工具所產生的風險性質和程度作出更多披露,並與以往香港會計準則第30號－*銀行及類似金融機構財務報表的披露*及香港會計準則第32號－*金融工具:披露及呈報*要求披露的資料作一比較。這些披露事項載述於本財務報表,尤其是附註37。

香港會計準則第1號修訂帶出額外披露要求,須提供資本水平、本銀行和本集團的資本管理目標、政策和程序等方面的資料。這些全新披露事項載述於附註37(e)。

3. Accounting estimates and judgements (Continued)

(b) Critical accounting judgements in applying the Group's accounting policies (Continued)

(i) Held-to-maturity investments (Continued)
If the Group fails to hold these investments to maturity other than for certain specific circumstances, the Group will have to reclassify the entire portfolio of held-to-maturity investments as available-for- sale, as such class is deemed to have been tainted.

This would result in held-to-maturity investments being measured at fair value instead of at amortised cost.

(ii) Investment property
The Group has temporarily sub-let certain vacant properties but has decided not to treat the properties as investment properties because it is not the Group's intention to hold the properties in the long-term for capital appreciation or rental income. Accordingly, the properties has still been treated as a building held for own use.

4. Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Bank and the Group.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. However, as a result of the adoption of HKFRS 7, *Financial instruments: Disclosures* and the amendment to HKAS 1, *Presentation of financial statements: Capital disclosures,* there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 30, *Disclosures in the financial statements of banks and similar financial institutions*, and HKAS 32, *Financial instruments: Disclosure and presentation.* These disclosures are provided throughout these financial statements, in particular in note 37.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Bank's and the Group's objectives, policies and processes for managing capital. These new disclosures are set out in note 37(e).

4. 會計政策變更(續)

香港財務報告準則第7號及香港會計準則第1號修訂，並無對財務報表內已確認數額的分類、確認及計量各方面構成重大影響。

除上述者外，本財務報表已經變更呈報方式(香港會計準則第1號—*財務報表之呈報*)。

(a) 呈報營業收入

由二零零七年一月一日起，來自所有買賣用途及以公平價值誌入損益之金融工具之利息收入及利息支出分別於「利息收入」及「利息支出」項下列賬，而並非如以往於綜合收益表之「持作買賣用途及以公平價值誌入損益之金融工具之淨利息收入」項下列賬。有關轉變主要令來自買賣用途及以公平價值誌入損益之負債之利息支出與來自非買賣用途資產之利息收入相配。

此外，持作買賣用途及以公平價值誌入損益之金融工具淨收益另於綜合收益表而非綜合收益表內「其他營業收入」項下列賬。

上述列報方式的改變方便本集團之淨利息收入、淨息差及營業收入與香港銀行同業作出比較。

4. Changes in accounting policies (Continued)

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial instruments.

Apart from the foregoing, there has been a change in the presentation of the financial statements (HKAS 1, *Presentation of financial statements*).

(a) Presentation of operating income

With effect from 1st January, 2007, interest income and interest expense arising from all trading financial instruments and financial instruments measured at fair value through profit or loss are reported in "interest income" and "interest expense" respectively instead of under "net interest income on financial instruments held for trading and measured at fair value through profit and loss" in the consolidated income statement. The change has been made principally to match the interest expense arising from trading liabilities and liabilities measured at fair value through profit or loss with the interest income from non-trading assets.

In addition, net gains from financial instruments held for trading and measured at fair value through profit or loss are reported separately in the consolidated income statement instead of grouped under "Other operating income" in the consolidated income statement.

The above changes in presentation facilitate the comparison of the Group's net interest income, net interest margin and operating income with peer banks in Hong Kong.

4. 會計政策變更(續)

(a) 呈報營業收入(續)

截至二零零六年十二月三十一日止年度之比較數字已重新分類以符合本年之呈報方式，現列如下：

4. Changes in accounting policies (Continued)

(a) Presentation of operating income (Continued)

Comparative figures for the year ended 31st December, 2006 have been reclassified to conform with the current year's presentation as follows:

		如先前報告 As previously reported	年內溢利增加／(減少)之影響 Effect of increase/ (decrease) in profit for the year	重報 As restated
利息收入	Interest income	5,818,646	340,354	6,159,000
利息支出	Interest expense	(3,899,913)	(133,189)	(4,033,102)
		1,918,733	207,165	2,125,898
持作買賣用途及以公平價值誌入損益之金融工具之淨利息收入	Net interest income on financial instruments held for trading and measured at fair value through profit or loss	207,165	(207,165)	–
淨利息收入	Net interest income	2,125,898	–	2,125,898
其他營業收入	Other operating income	811,549	(17,832)	793,717
持作買賣用途及以公平價值誌入損益之金融工具淨收益	Net gains from financial instruments held for trading and measured at fair value through profit or loss	–	17,832	17,832
非利息收入	Non-interest income	811,549	–	811,549
營業收入	Operating income	2,937,447	–	2,937,447

(b) 呈報政府債券及定期存放銀行同業款項

政府債券及一個月內到期之定期存放銀行同業款項分別於「持有至到期日投資」及「定期存放銀行同業、中央銀行及其他金融機構款項」項下列賬，而並非如以往於綜合資產負債表及資產負債表之「現金及存放銀行同業、中央銀行及其他金融機構款項」項下列賬。有關轉變方便本集團及本銀行之資產負債表項目與香港銀行同業作出比較。

(b) Presentation of treasury bills and placements with banks

Treasury bills and placements with banks maturing within one month are reported in "Held-to-maturity investments" and "Placements with banks, central banks and other financial institutions" respectively instead of under "Cash and balances with banks, central banks and other financial institutions" in the consolidated balance sheet and balance sheet. The change has been made to facilitate comparison of the Group's and the Bank's balance sheet items with peer banks in Hong Kong.

4. 會計政策變更(續)

(b) 呈報政府債券及定期存放銀行同業款項(續)

4. Changes in accounting policies (Continued)

(b) Presentation of treasury bills and placements with banks (Continued)

		如先前報告 As previously reported	永亨銀行集團 The Group 綜合資產負債表內增加/(減少)之影響 Effect of increase/(decrease) in consolidated balance sheet	重報 As restated
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	28,785,949	(26,532,224)	2,253,725
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	3,677,234	23,847,991	27,525,225
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	19,534,360	2,684,233	22,218,593
		51,997,543	–	51,997,543

		如先前報告 As previously reported	永亨銀行 The Bank 資產負債表內增加/(減少)之影響 Effect of increase/(decrease) in balance sheet	重報 As restated
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	26,124,387	(24,433,301)	1,691,086
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	3,608,960	23,835,729	27,444,689
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	18,930,025	597,572	19,527,597
		48,663,372	–	48,663,372

本集團並無採納當前會計期間尚未生效之新訂準則或詮釋(參閱附註40)。

The Group had not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 40).

5. 營業溢利 / 5. Operating profit

(a) 利息收入 / (a) Interest income

		2007	2006 (重報) (restated)
利息收入源自：	Interest income arising from:		
－非以公平價值誌入損益之金融資產	– financial assets not measured at fair value through profit or loss	**6,899,527**	5,818,646
－買賣用途資產	– trading assets	**138,261**	100,704
－以公平價值誌入損益之金融資產	– financial assets measured at fair value through profit or loss	**285,627**	239,650
		7,323,415	6,159,000
其中：	of which:		
－上市投資之利息收入	– interest income from listed investments	**491,734**	389,242
－非上市投資之利息收入	– interest income from unlisted investments	**1,049,745**	901,670
－減值金融資產之利息收入	– interest income from impaired financial assets	**17,490**	19,124

以上源自減值金融資產之利息收入，已包括截至二零零七年十二月三十一日止年度之貸款減值損失折扣轉回之利息收入港幣9,281,000元（二零零六年：港幣2,672,000元）（附註18(e)）。

The above interest income from impaired financial assets includes interest income on unwinding of discount on loan impairment loss of HK$9,281,000 (2006: HK$2,672,000) (note 18(e)) for the year ended 31st December, 2007.

(b) 利息支出 / (b) Interest expense

		2007	2006 (重報) (restated)
利息支出源自：	Interest expense arising from:		
－非以公平價值誌入損益之金融負債	– financial liabilities not measured at fair value through profit or loss	**4,651,338**	3,899,913
－買賣用途負債	– trading liabilities	**33,066**	22,870
－以公平價值誌入損益之金融負債	– financial liabilities measured at fair value through profit or loss	**221,477**	110,319
		4,905,881	4,033,102
其中：	of which:		
－須於五年內償還之已發行存款證利息支出	– interest expense from certificates of deposit issued repayable within 5 years	**183,307**	192,326
－客戶之存款利息支出	– interest expense from deposits from customers	**4,220,039**	3,575,234
－銀行同業、中央銀行及其他金融機構之存款利息支出	– interest expense from deposits and balances of banks, central banks and other financial institutions	**193,783**	95,552
－後償負債利息支出（附註34(a)）	– interest expense from subordinated liabilities (note 34(a))	**264,804**	134,029

5. 營業溢利(續)

(c) 其他營業收入

5. Operating profit (Continued)

(c) Other operating income

		2007	2006 (重報) (restated)
服務費及佣金	Fees and commissions		
貸款佣金及服務費	Credit commission and fees	**147,416**	106,413
有關信用咭服務費	Credit card related fees	**104,182**	82,231
有關貿易服務費	Trade related fees	**83,555**	83,827
保險業務佣金	Insurance commission	**58,348**	53,435
股票買賣服務費	Stockbroking fees	**254,105**	105,433
信託服務費	Trust fees	**44**	12
財富管理服務費	Wealth management fees	**123,916**	79,496
其他服務費及佣金收入	Other fees and commission income	**148,536**	119,137
減:服務費及佣金支出	Less: Fees and commission expenses	**(61,783)**	(35,993)
		858,319	593,991
外匯買賣收益(附註5(e))	Gains arising from dealing in foreign currencies (note 5(e))	**206,114**	165,832
其他買賣活動收益(附註5(e))	Gains on other dealing activities (note 5(e))	**2,569**	4,077
可供銷售非上市金融資產之股息收入	Dividend income from unlisted available-for-sale financial assets	**4,555**	7,405
可供銷售上市金融資產之股息收入	Dividend income from listed available-for-sale financial assets	**238**	483
買賣用途上市投資之股息收入	Dividend income from listed trading investments	**402**	314
投資物業租金收入已減去直接開支港幣589,000元(2006年:港幣587,000元)	Rental income from investment properties less direct outgoings of HK$589,000 (2006: HK$587,000)	**14,245**	12,764
其他	Others	**33,985**	8,851
		1,120,427	793,717
其中:	of which:		
非持作買賣用途或非以公平價值誌入損益之金融工具所產生之淨服務費及淨佣金,用作計算實際利率之款項除外	Net fee and commissions, other than amounts included in determining the effective interest rate, arising from financial instruments that are not held for trading nor measured at fair value		
一服務費及佣金收入	– fees and commissions income	**257,364**	216,448
一服務費及佣金支出	– fees and commissions expenses	**(23)**	(19)
		257,341	216,429

(d) 持作買賣用途及以公平價值誌入損益之金融工具淨(虧損)/收益

(d) Net (losses)/gains from financial instruments held for trading and measured at fair value through profit or loss

		2007	2006
買賣用途金融工具之實現及未實現淨收益(附註5(e))	Net realised and unrealised gains on trading financial instruments (note 5(e))	**89,744**	77,312
以公平價值誌入損益之金融工具之實現及未實現淨虧損	Net realised and unrealised losses on financial instruments measured at fair value through profit or loss	**(336,046)**	(59,480)
		(246,302)	17,832

5. 營業溢利(續) 5. Operating profit (Continued)

(e) 淨買賣收入 Net trading income

		2007	2006
外匯買賣收益(附註5(c))	Gains arising from dealing in foreign currencies (note 5(c))	**206,114**	165,832
其他買賣活動收益(附註5(c))	Gains on other dealing activities (note 5(c))	**2,569**	4,077
買賣用途金融工具之實現及未實現淨收益(附註5(d))	Net realised and unrealised gains on trading financial instruments (note 5(d))	**89,744**	77,312
		298,427	247,221

(f) 營業支出 Operating expenses

		2007	2006
僱員成本	Staff costs		
薪金及其他僱員成本	Salaries and other staff costs	**780,500**	661,355
退休福利成本(附註38(a))	Retirement benefit costs (note 38(a))	**48,807**	40,467
僱員獎勵計劃成本(附註34(a))	EIP costs (note 34(a))	**13,870**	12,365
		843,177	714,187
行址及設備支出未計折舊	Premises and equipment expenses, excluding depreciation	**143,934**	116,211
折舊(附註22、34(a)及35(a))	Depreciation (notes 22, 34(a) & 35(a))	**90,516**	81,242
核數師費用	Auditors' remuneration		
審核服務	Audit services	**4,435**	3,380
稅務服務	Tax services	**623**	584
其他服務	Other services	**3,317**	50
		8,375	4,014
其他	Others	**219,722**	158,715
		1,305,724	1,074,369

6. (a) 重估投資物業及出售有形固定資產之收益 6. (a) Gains on revaluation of investment properties and disposal of tangible fixed assets

		2007	2006
重估投資物業之未實現收益	Unrealised revaluation gains of investment properties	**53,448**	15,568
出售有形固定資產之淨溢利	Net gains on disposal of tangible fixed assets	**151,484**	38,654
		204,932	54,222

6. (b) 出售可供銷售金融資產之收益

6. (b) Gains on disposal of available-for-sale financial assets

		2007	2006
轉自投資重估儲備之未實現淨收益（附註32）	Net unrealised gains transferred from investment revaluation reserve (note 32)	**13,183**	11,890
出售可供銷售金融資產之收益	Gains on disposal of available-for-sale financial assets	**26,525**	1,883
		39,708	13,773

7. 稅項

(a) 綜合收益表內之稅項為：

7. Taxation

(a) Taxation in the consolidated income statement represents:

		2007	2006
本期稅項－香港利得稅準備	Current tax – Provision for Hong Kong profits tax		
本年度準備	Provision for the year	**283,454**	284,091
往年年度準備過剩	Overprovision in respect of prior years	**(33,163)**	(13,805)
		250,291	270,286
本期稅項－海外稅項準備	Current tax – Provision for overseas tax		
本年度準備	Provision for the year	**54,138**	45,821
往年年度準備過剩	Overprovision in respect of prior years	**(211)**	(2)
		53,927	45,819
遞延稅項	Deferred taxation		
暫時性差異產生及轉回	Origination and reversal of temporary differences	**6,764**	3,033
		310,982	319,138

香港利得稅準備乃按本集團截至二零零七年十二月三十一日止之年度估計應課稅溢利照現行稅率17.5%（二零零六年：17.5%）計算。海外稅項按本集團之有關單位經營所在國家現行稅率計算。

The provision for Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) of the Group's estimated assessable profits for the year ended 31st December, 2007. The provision for overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

7. 稅項(續) / 7. Taxation (Continued)

(b) 稅務支出及使用適用稅率之會計溢利對賬：

(b) Reconciliation between tax expenses and accounting profit at applicable tax rates:

		2007	%	2006	%
除稅前溢利	Profit before tax	**2,344,223**	**100.00**	1,981,251	100.00
按有關國家適用利得稅率計算除稅前溢利的名義稅項	Notional tax on profit before tax, calculated at the rates applicable to profits in the countries concerned	**384,465**	**16.39**	330,010	16.66
不可扣減開支之稅項影響	Tax effect of non-deductible expenses	**21,133**	**0.90**	16,143	0.81
非應課稅收益之稅項影響	Tax effect of non-taxable revenue	**(43,706)**	**(1.86)**	(37,330)	(1.88)
未確認的未使用稅損之稅項影響	Tax effect of unused tax losses not recognised	**660**	**0.03**	2,632	0.13
其他	Others	**(18,196)**	**(0.77)**	21,490	1.09
往年年度準備過剩	Overprovision in respect of prior years	**(33,374)**	**(1.42)**	(13,807)	(0.70)
		310,982	**13.27**	319,138	16.11

(c) 可收回及應付之本期稅項

資產負債表內之可收回及應付本期稅項之組成部份如下：

(c) Current tax recoverable and payable

The components of current tax recoverable and payable in the balance sheets are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
可收回本期稅項	Current tax recoverable				
香港利得稅準備	Provision for Hong Kong profits tax	**151**	1,074	–	–
應付本期稅項	Current tax payable				
香港利得稅準備	Provision for Hong Kong profits tax	**223,286**	273,970	**134,845**	236,159
暫繳利得稅	Provisional profits tax paid	**(111,903)**	(158,486)	**(84,082)**	(132,799)
		111,383	115,484	**50,763**	103,360
海外稅項準備	Provision for overseas tax	**42,496**	37,222	–	2,726
		153,879	152,706	**50,763**	106,086

所有可收回及應付本期稅項預期於一年內結清。

All current tax recoverable and payable are expected to be settled within one year.

7. 稅項(續)

(d) 已確認之遞延稅項資產及負債

年內於資產負債表內確認之遞延稅項(資產)／負債之組成部份及其變動如下：

7. Taxation (Continued)

(d) Deferred tax assets and liabilities recognised

The components of deferred tax (assets)/liabilities recognised in the balance sheets and the movements during the year are as follows:

永亨銀行集團
The Group
2007

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估可供銷售之金融資產 Revaluation of available-for-sale financial assets	貸款之整體減值準備 Collective impairment allowances for loans and advances	稅務虧損 Tax losses	其他 Others	合計 Total
2007年1月1日結餘	At 1st January, 2007	**28,862**	**81,334**	**2,984**	**(20,117)**	**(3,010)**	**(1,458)**	**88,595**
因收購附屬公司而增置	Addition through acquisition of a subsidiary	**105,027**	**-**	**-**	**(6,224)**	**(1,749)**	**-**	**97,054**
綜合收益表內撇除／(提撥)	Charged / (credited) to consolidated income statement	**(17,648)**	**6,593**	**-**	**17,582**	**1,604**	**(1,367)**	**6,764**
儲備內提撥	Credited to reserves	**-**	**(318)**	**(10,588)**	**-**	**-**	**-**	**(10,906)**
2007年12月31日結餘	At 31st December, 2007	**116,241**	**87,609**	**(7,604)**	**(8,759)**	**(3,155)**	**(2,825)**	**181,507**

永亨銀行集團
The Group
2006

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估可供銷售之金融資產 Revaluation of available-for-sale financial assets	貸款之整體減值準備 Collective impairment allowances for loans and advances	稅務虧損 Tax losses	其他 Others	合計 Total
2006年1月1日結餘	At 1st January, 2006	30,755	84,818	2,446	(31,758)	(2,540)	(137)	83,584
綜合收益表內撇除／(提撥)	Charged / (credited) to consolidated income statement	(1,893)	(4,924)	-	11,641	(470)	(1,321)	3,033
儲備內撇除	Charged to reserves	-	1,440	538	-	-	-	1,978
2006年12月31日結餘	At 31st December, 2006	28,862	81,334	2,984	(20,117)	(3,010)	(1,458)	88,595

7. 稅項(續)
(d) 已確認之遞延稅項資產及負債(續)

7. Taxation (Continued)
(d) Deferred tax assets and liabilities recognised (Continued)

永亨銀行
The Bank
2007

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估可供銷售之金融資產 Revaluation of available-for-sale financial assets	貸款之整體減值準備 Collective impairment allowances for loans and advances	其他 Others	合計 Total
2007年1月1日結餘	At 1st January, 2007	**23,321**	**68,546**	**2,871**	**(23,720)**	**(1,458)**	**69,560**
轉移至附屬公司	Transfer to a subsidiary	**173**	**-**	**-**	**7,821**	**1,458**	**9,452**
收益表內撇除/(提撥)	Charged/(credited) to income statement	**3,669**	**(1,257)**	**-**	**768**	**-**	**3,180**
儲備內提撥	Credited to reserves	**-**	**(318)**	**(10,775)**	**-**	**-**	**(11,093)**
2007年12月31日結餘	At 31st December, 2007	**27,163**	**66,971**	**(7,904)**	**(15,131)**	**-**	**71,099**

永亨銀行
The Bank
2006

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估可供銷售之金融資產 Revaluation of available-for-sale financial assets	貸款之整體減值準備 Collective impairment allowances for loans and advances	其他 Others	合計 Total
2006年1月1日結餘	At 1st January, 2006	25,536	69,404	2,443	(31,474)	(137)	65,772
收益表內撇除/(提撥)	Charged/(credited) to income statement	(2,215)	347	-	7,754	(1,321)	4,565
儲備內(提撥)/撇除	(Credited)/charged to reserves	-	(1,205)	428	-	-	(777)
2006年12月31日結餘	At 31st December, 2006	23,321	68,546	2,871	(23,720)	(1,458)	69,560

7. 税項(續)

(d) 已確認之遞延税項資產及負債(續)

7. Taxation (Continued)

(d) Deferred tax assets and liabilities recognised (Continued)

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
於資產負債表內確認之淨遞延税項資產	Net deferred tax assets recognised on the balance sheets	**(7,057)**	(16,679)	**–**	(9,452)
於資產負債表內確認之淨遞延税項負債	Net deferred tax liabilities recognised on the balance sheets	**188,564**	105,274	**71,099**	79,012
		181,507	88,595	**71,099**	69,560

8. 本銀行股東應得之溢利

本銀行股東應得之溢利中計有港幣1,349,638,000元(二零零六年:港幣1,242,954,000元)於本銀行之財務報表內出賬。

8. Profit attributable to the shareholders of the Bank

The profit attributable to the shareholders of the Bank includes an amount of HK$1,349,638,000 (2006: HK$1,242,954,000) which has been dealt with in the financial statements of the Bank.

9. 股息

(a) 本年度股息

9. Dividends

(a) Dividends attributable to the year

		2007	2006
按294,949,380股(二零零六年:294,220,500股)之普通股計算,已宣佈及派發之中期股息每股港幣0.96元(二零零六年:港幣0.82元)	Interim dividend declared and paid of HK$0.96 (2006: HK$0.82) per ordinary share on 294,949,380 shares (2006: 294,220,500 shares)	**283,151**	241,260
低估往年之末期股息	Underprovision of final dividend in respect of the prior year	**80**	96
按294,964,380股(二零零六年:294,220,500股)之普通股計算,在資產負債表結算日後擬派之末期股息每股港幣2.47元(二零零六年:港幣2.00元)	Final dividend proposed after the balance sheet date of HK$2.47 (2006: HK$2.00) per ordinary share on 294,964,380 shares (2006: 294,220,500 shares)	**728,562**	588,441
		1,011,793	829,797

在資產負債表結算日後擬派之末期股息,並未於資產負債表結算日確認為負債。

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) 於年內批准及派發之去年應得股息

(b) Dividends attributable to the previous year, approved and paid during the year

		2007	2006
按294,260,500股(二零零六年:294,080,500股)之普通股計算,於往年批准及年內派發之末期股息每股港幣2.00元(二零零六年:港幣1.60元)	Final dividend in respect of the prior year, approved and paid during the year, of HK$2.00 (2006: HK$1.60) per ordinary share on 294,260,500 shares (2006: 294,080,500 shares)	**588,521**	470,529

10. 董事酬金

遵照香港公司條例161節而發表之董事酬金現列如下：

10. Directors' emoluments

Directors' emoluments disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance are as follows:

		2007						
		董事袍金 Directors' fee	薪金及其他酬金 Salaries and other emoluments	退休金供款 Pension contributions	花紅 Performance bonuses	小計 Sub-total	以股份償付 Share-based payments	合計 Total
董事長	*Chairman*							
馮鈺斌	Patrick Y B Fung	**329**	**6,435**	**726**	**9,124**	**16,614**	**3,845**	**20,459**
執行董事	*Executive directors*							
王家華	Frank J Wang	**165**	**3,765**	**417**	**5,969**	**10,316**	**2,331**	**12,647**
馮鈺聲	Michael Y S Fung	**165**	**3,219**	**362**	**4,562**	**8,308**	**1,923**	**10,231**
何志偉	Louis C W Ho	**165**	**1,713**	**193**	**990**	**3,061**	**48**	**3,109**
非執行董事	*Non-executive directors*							
謝孝衍	Aloysius H Y Tse	**150**	**287**	**-**	**-**	**437**	**-**	**437**
劉漢銓	Ambrose H C Lau	**150**	**-**	**-**	**-**	**150**	**-**	**150**
古岸灝	Andrew M Gordon	**150**	**150**	**-**	**-**	**300**	**-**	**300**
鄭漢鈞	Cheng Hon Kwan	**150**	**170**	**-**	**-**	**320**	**-**	**320**
Kenneth A Lopian	Kenneth A Lopian	**150**	**-**	**-**	**-**	**150**	**-**	**150**
李國賢	Simon K Y Lee	**194**	**170**	**-**	**-**	**364**	**-**	**364**
董建成	Tung Chee Chen	**150**	**-**	**-**	**-**	**150**	**-**	**150**
合計	Total	**1,918**	**15,909**	**1,698**	**20,645**	**40,170**	**8,147**	**48,317**

		2006						
		董事袍金 Directors' fee	薪金及其他酬金 Salaries and other emoluments	退休金供款 Pension contributions	花紅 Performance bonuses	小計 Sub-total	以股份償付 Share-based payments	合計 Total
董事長	*Chairman*							
馮鈺斌	Patrick Y B Fung	229	5,720	660	7,573	14,182	3,845	18,027
執行董事	*Executive directors*							
王家華	Frank J Wang	115	2,700	-	4,956	7,771	2,331	10,102
馮鈺聲	Michael Y S Fung	115	2,874	331	3,786	7,106	1,923	9,029
何志偉	Louis C W Ho	115	1,609	186	824	2,734	48	2,782
非執行董事	*Non-executive directors*							
謝孝衍	Aloysius H Y Tse	100	89	-	-	189	-	189
劉漢銓	Ambrose H C Lau	100	-	-	-	100	-	100
古岸灝	Andrew M Gordon	100	50	-	-	150	-	150
鄭漢鈞	Cheng Hon Kwan	100	50	-	-	150	-	150
David Drabkin	David Drabkin	100	-	-	-	100	-	100
Kenneth A Lopian	Kenneth A Lopian	100	-	-	-	100	-	100
李國賢	Simon K Y Lee	100	50	-	-	150	-	150
董建成	Tung Chee Chen	100	-	-	-	100	-	100
合計	Total	1,374	13,142	1,177	17,139	32,832	8,147	40,979

上述以股份償付乃根據本集團之認股權計劃及僱員獎勵計劃獲發之認股權及獎賞之公平價值，詳情已列於「董事會報告書」有關「認股權計劃」及「僱員獎勵計劃」內。

The above share-based payments are fair value of share options and awards granted under the Group's Share Option Scheme and EIP. The details of these benefits in kind are disclosed under "Share Option Scheme" and "Employee Incentive Plan" in the "Report of the Directors".

11. 行政人員酬金

最高受薪五位僱員包括三位(二零零六年：三位)董事，酬金已列於以上附註10內。餘下兩位(二零零六年：兩位)酬金現列如下：

11. Executives' emoluments

The five highest paid individuals include three (2006: three) directors, details of whose emoluments are set out in note 10. The emoluments of the remaining two (2006: two) individuals are as follows:

		2007	2006
薪金及其他酬金	Salaries and other emoluments	**4,528**	4,107
退休金供款	Pension contributions	**514**	472
花紅	Performance bonuses	**4,329**	3,351
以股份償付	Share-based payments	**734**	880
		10,105	8,810

兩位(二零零六年：兩位)行政人員酬金入於下列各範圍內：

The emoluments of the two (2006: two) executives are within the following band:

		2007 行政人員人數 Number of executives	2006 行政人員人數 Number of executives
港幣5,000,001元－港幣5,500,000元	HK$5,000,001 – HK$5,500,000	**1**	–
港幣4,500,001元－港幣5,000,000元	HK$4,500,001 – HK$5,000,000	**1**	–
港幣4,000,001元－港幣4,500,000元	HK$4,000,001 – HK$4,500,000	**–**	2
		2	2

12. 每股盈利

每股基本盈利乃根據全年本銀行股東應得之溢利港幣2,030,564,000元(二零零六年：港幣1,660,716,000元)及於年內已發行普通股之加權平均數294,667,699股(二零零六年：294,126,856股)計算。

12. Earnings per share

The calculation of basic earnings per share is based on profit attributable to the Bank's shareholders of HK$2,030,564,000 (2006: HK$1,660,716,000) and on the weighted average number of ordinary shares of 294,667,699 shares (2006: 294,126,856 shares) in issue during the year.

		2007 每股港幣1元之股份數目 Number of shares of HK$1.00 each	2006 每股港幣1元之股份數目 Number of shares of HK$1.00 each
於1月1日之已發行普通股結餘	Issued ordinary shares at 1st January	**294,220,500**	294,020,500
以股代息發行股份之影響	Effect of shares issued in lieu of dividends	**392,884**	–
已行使認股權之影響	Effect of share option exercised	**54,315**	106,356
用作計算每股基本盈利的普通股份加權平均數	Weighted average number of ordinary shares used in calculating basic earnings per share	**294,667,699**	294,126,856

12. 每股盈利(續)

每股攤薄盈利乃根據全年本銀行股東應得之溢利港幣2,030,564,000元(二零零六年:港幣1,660,716,000元)及於年內已發行普通股之加權平均數297,440,581股(二零零六年:296,657,181股)計算,並就所有潛在攤薄盈利之普通股2,772,882股(二零零六年:2,530,325股)予已調整。

12. Earnings per share (Continued)

The calculation of diluted earnings per share is based on profit attributable to the Bank's shareholders of HK$2,030,564,000 (2006: HK$1,660,716,000) and on the weighted average number of ordinary shares of 297,440,581 shares (2006: 296,657,181 shares) in issue during the year after adjustment for the effects of all dilutive potential ordinary shares of 2,772,882 shares (2006: 2,530,325 shares).

		2007 每股港幣1元之股份數目 Number of shares of HK$1.00 each	2006 每股港幣1元之股份數目 Number of shares of HK$1.00 each
用作計算每股基本盈利的普通股份加權平均數	Weighted average number of ordinary shares used in calculating basic earnings per share	**294,667,699**	294,126,856
被視為行使之認股權計劃	Deemed exercise of Share Option Scheme	**601,595**	504,647
被視為行使之僱員獎勵計劃	Deemed exercise of EIP	**2,171,287**	2,025,678
用作計算每股攤薄盈利的普通股份加權平均數	Weighted average number of ordinary shares used in calculating diluted earnings per share	**297,440,581**	296,657,181

13. 現金及存放銀行同業、中央銀行及其他金融機構款項

13. Cash and balances with banks, central banks and other financial institutions

		永亨銀行集團 The Group **2007**	 2006 (重報) (restated)	永亨銀行 The Bank **2007**	 2006 (重報) (restated)
現金結餘	Cash balances	**595,500**	446,035	**298,643**	241,618
存放中央銀行	Balances with central banks	**1,338,476**	387,073	**607,808**	143,744
存放銀行同業	Balances with banks	**1,372,791**	1,420,617	**1,070,341**	1,305,724
		3,306,767	2,253,725	**1,976,792**	1,691,086

14. 定期存放銀行同業、中央銀行及其他金融機構款項

14. Placements with banks, central banks and other financial institutions

		永亨銀行集團 The Group **2007**	 2006 (重報) (restated)	永亨銀行 The Bank **2007**	 2006 (重報) (restated)
定期存放銀行同業	Placements with banks	**28,942,740**	27,525,225	**26,521,117**	27,444,689

15. 貿易票據

15. Trade bills

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
貿易票據	Trade bills	**365,324**	375,189	**304,986**	328,352
減值貸款之個別減值準備（附註18(e)）	Individual impairment allowances for impaired loans and advances (note 18(e))	**(1,503)**	(4,355)	**(1,503)**	(4,355)
貸款之整體減值準備（附註18(e)）	Collective impairment allowances for loans and advances (note 18(e))	**(276)**	(285)	**(275)**	(279)
		363,545	370,549	**303,208**	323,718

16. 買賣用途資產

16. Trading assets

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
債務證券：	Debt securities:				
本港上市	Listed in Hong Kong	**119,928**	115,220	**119,928**	115,220
非上市	Unlisted	**206,369**	–	**206,369**	–
		326,297	115,220	**326,297**	115,220
本港上市股票	Equity securities listed in Hong Kong	**33,393**	18,482	**27,237**	13,525
買賣用途證券總額	Total trading securities	**359,690**	133,702	**353,534**	128,745
買賣用途衍生金融工具之正公平價值（附註33(b)(ii)(2))	Positive fair values of derivative financial instruments held for trading (note 33(b)(ii)(2))	**675,067**	604,690	**680,926**	620,833
		1,034,757	738,392	**1,034,460**	749,578

本銀行之買賣用途資產包括與附屬公司交易之衍生金融工具之正公平價值港幣7,689,000元（二零零六年：港幣16,990,000元）。

Trading assets of the Bank include positive fair values of derivative financial instruments transacted with a subsidiary amounting to HK$7,689,000 (2006: HK$16,990,000).

買賣用途證券交易對手如下：

Trading securities analysed by counterparty are as follows:

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
發行機構：	Issued by:				
官方實體	Sovereigns	**80,678**	–	**80,678**	–
公營機構	Public sector entities	**450**	304	**423**	298
銀行同業	Banks	**139,770**	15,901	**137,003**	13,525
企業	Corporates	**138,792**	117,497	**135,430**	114,922
		359,690	133,702	**353,534**	128,745

17. 以公平價值誌入損益之金融資產 17. Financial assets measured at fair value through profit or loss

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
債務證券：	Debt securities:				
本港上市	Listed in Hong Kong	**–**	54,684	**–**	54,684
海外上市	Listed outside Hong Kong	**718,829**	697,448	**718,829**	697,448
非上市	Unlisted	**5,981,456**	4,630,824	**5,981,456**	4,630,824
		6,700,285	5,382,956	**6,700,285**	5,382,956

以公平價值誌入損益之金融資產交易對手如下：

Financial assets measured at fair value through profit or loss analysed by counterparty are as follows:

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
發行機構：	Issued by:				
公營機構	Public sector entities	**518,110**	502,692	**518,110**	502,692
銀行同業	Banks	**3,007,038**	2,379,167	**3,007,038**	2,379,167
企業	Corporates	**3,175,137**	2,501,097	**3,175,137**	2,501,097
		6,700,285	5,382,956	**6,700,285**	5,382,956

18. 客戶貸款及其他賬項 18. Advances to customers and other accounts

(a) 客戶貸款及其他賬項 (a) Advances to customers and other accounts

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
客戶貸款總額	Gross advances to customers	**74,573,779**	58,638,237	**44,134,211**	45,204,201
減值貸款之個別減值準備 (附註18(e))	Individual impairment allowances for impaired loans and advances (note 18(e))	**(105,976)**	(92,317)	**(67,959)**	(70,016)
貸款之整體減值準備 (附註18(e))	Collective impairment allowances for loans and advances (note 18(e))	**(135,987)**	(168,717)	**(74,162)**	(146,411)
客戶貸款淨額	Net advances to customers	**74,331,816**	58,377,203	**43,992,090**	44,987,774
銀行同業之貸款	Advances to banks	**93,920**	47,539	**–**	47,539
承兑客戶負債	Customer liability under acceptances	**521,042**	417,531	**410,418**	375,476
應計利息及其他賬項	Accrued interest and other accounts	**1,828,424**	1,854,565	**899,603**	1,106,396
對沖用途衍生金融工具之正公平價值 (附註33(b)(ii)(1))	Positive fair values of derivative financial instruments held for hedging (note 33(b)(ii)(1))	**783**	7,420	**783**	7,420
		76,775,985	60,704,258	**45,302,894**	46,524,605

18. 客戶貸款及其他賬項(續)

(b) 客戶貸款行業分類

客戶貸款之行業類別是按該等貸款之用途分類及未減除任何減值準備。

18. Advances to customers and other accounts (Continued)

(b) Advances to customers analysed by industry sectors

The information concerning advances to customers by industry sectors is prepared by classifying the advances according to the usage of the advances and is stated gross of any impairment allowances.

		永亨銀行集團 The Group			
		2007		2006	
		客戶貸款總額 Gross advances to customers	減值客戶貸款 Impaired advances to customers	客戶貸款總額 Gross advances to customers	減值客戶貸款 Impaired advances to customers
在香港使用之貸款	**Advances for use in Hong Kong**				
工業、商業及金融	Industrial, commercial and financial				
－物業發展	– Property development	**467,348**	**–**	405,490	–
－物業投資	– Property investment	**12,752,571**	**21,882**	10,901,148	27,316
－財務機構	– Financial concerns	**1,491,123**	**–**	1,101,513	–
－股票經紀	– Stockbrokers	**322,990**	**–**	346,457	–
－批發與零售業	– Wholesale and retail trade	**757,592**	**18,695**	807,723	16,767
－製造業	– Manufacturing	**1,257,800**	**46,910**	1,241,327	16,906
－運輸與運輸設備	– Transport and transport equipment	**5,837,444**	**10,256**	2,416,631	3,283
－資訊科技	– Information technology	**1,891**	**–**	127,069	–
－股票有關之貸款	– Share financing	**244,301**	**–**	277,747	–
－其他	– Others	**3,239,171**	**34,222**	2,635,671	50,973
個人	Individuals				
－購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」或其各自後繼計劃樓宇之貸款	– Advances for the purchase of flats under the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme or their respective successor schemes	**2,200,965**	**2,089**	1,591,838	2,836
－購買其他住宅物業之貸款	– Advances for the purchase of other residential properties	**16,811,653**	**29,196**	14,692,277	48,552
－信用咭貸款	– Credit card advances	**373,577**	**2,741**	323,145	5,116
－其他	– Others	**4,387,380**	**42,489**	3,238,841	54,241
		50,145,806	**208,480**	40,106,877	225,990
貿易融資	**Trade finance**	**3,283,349**	**20,636**	3,049,104	27,069
在香港以外使用之貸款	**Advances for use outside Hong Kong**				
－中國內地	– Mainland China	**12,082,546**	**67,937**	9,257,219	70,382
－澳門	– Macau	**9,052,217**	**28,084**	6,211,056	40,651
－其他	– Others	**9,861**	**–**	13,981	–
		21,144,624	**96,021**	15,482,256	111,033
		74,573,779	**325,137**	58,638,237	364,092

18. 客戶貸款及其他賬項(續)

18. Advances to customers and other accounts (Continued)

(b) 客戶貸款行業分類(續)

(b) Advances to customers analysed by industry sectors (Continued)

		永亨銀行 The Bank			
		2007		2006	
		客戶貸款總額 Gross advances to customers	減值客戶貸款 Impaired advances to customers	客戶貸款總額 Gross advances to customers	減值客戶貸款 Impaired advances to customers
在香港使用之貸款	**Advances for use in Hong Kong**				
工業、商業及金融	Industrial, commercial and financial				
—物業發展	– Property development	**467,348**	**–**	405,490	–
—物業投資	– Property investment	**12,302,351**	**21,111**	10,815,074	26,517
—財務機構	– Financial concerns	**1,491,123**	**–**	1,101,513	–
—股票經紀	– Stockbrokers	**322,990**	**–**	346,457	–
—批發與零售業	– Wholesale and retail trade	**755,822**	**18,695**	805,722	16,767
—製造業	– Manufacturing	**1,111,956**	**46,182**	1,139,576	16,762
—運輸與運輸設備	– Transport and transport equipment	**265,904**	**–**	326,691	–
—資訊科技	– Information technology	**1,863**	**–**	127,069	–
—股票有關之貸款	– Share financing	**244,301**	**–**	277,747	–
—其他	– Others	**2,986,841**	**33,349**	2,421,308	50,973
個人	Individuals				
—購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」或其各自後繼計劃樓宇之貸款	– Advances for the purchase of flats under the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme or their respective successor schemes	**2,200,831**	**2,089**	1,591,838	2,836
—購買其他住宅物業之貸款	– Advances for the purchase of other residential properties	**14,236,752**	**25,330**	13,122,821	46,480
—信用咭貸款	– Credit card advances	**373,577**	**2,741**	323,145	5,116
—其他	– Others	**1,972,181**	**29,113**	1,508,815	39,892
		38,733,840	**178,610**	34,313,266	205,343
貿易融資	**Trade finance**	**2,931,986**	**13,105**	2,773,451	19,043
在香港以外使用之貸款	**Advances for use outside Hong Kong**				
—中國內地	– Mainland China	**2,384,974**	**3,513**	8,023,139	68,784
—澳門	– Macau	**73,550**	**–**	80,364	–
—其他	– Others	**9,861**	**–**	13,981	–
		2,468,385	**3,513**	8,117,484	68,784
		44,134,211	**195,228**	45,204,201	293,170

18. 客戶貸款及其他賬項(續)

18. Advances to customers and other accounts (Continued)

(c) 減值之客戶貸款

減值之客戶貸款總額、其抵押品市值及個別減值準備分析如下：

(c) Impaired advances to customers

The gross impaired advances to customers, market value of collateral held with respect to such advances and individual impairment allowances are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
減值之客戶貸款總額	Gross impaired advances to customers	**325,137**	364,092	**195,228**	293,170
佔客戶貸款總額之百分比	Gross impaired advances to customers as a percentage of total advances to customers	**0.44%**	0.62%	**0.44%**	0.65%
減值客戶貸款之抵押品市值	Market value of collateral held with respect to impaired advances to customers	**197,662**	269,028	**110,224**	223,491
個別減值準備	Individual impairment allowances	**105,976**	92,317	**67,959**	70,016

減值之客戶貸款接受個別評估，以確定有否出現個別之客觀減值證據。另計及該貸款將來可收回數額之淨現值後提撥個別評估之減值準備，而該抵押品主要包括物業及車輛。

Impaired advances to customers are individually assessed loans with objective evidence of impairment on an individual basis. Individually assessed impairment allowances were made after taking into account the net present value of future recoverable amounts in respect of such loans and advances, and the collateral held mainly comprised properties and vehicles.

於二零零七年十二月三十一日及二零零六年十二月三十一日，本集團貸予銀行同業之款項中，並無減值之銀行同業貸款，亦無提撥個別減值準備。

There are no impaired advances to banks nor individual impairment allowances made on advances to banks as at 31st December, 2007 and 31st December, 2006.

18. 客戶貸款及其他賬項(續)

18. Advances to customers and other accounts (Continued)

(d) 融資租賃及租購合約之淨投資額：

客戶貸款包括按融資租賃及具備融資租賃特性之租購合約租予客戶之設備之淨投資額。根據融資租賃及租購合約應收的最低租賃付款總額及其現值如下：

(d) Net investments in finance leases and hire purchase contracts

Advances to customers include net investment in equipment leased to customers under finance leases and hire purchase contracts having the characteristics of finance leases. The total minimum lease payments receivable under finance leases and hire purchase contracts, and their present values are as follows:

		永亨銀行集團 The Group			
		2007		2006	
		最低租賃付款現值 Present value of the minimum lease payments	最低租賃付款總額 Total minimum lease payments	最低租賃付款現值 Present value of the minimum lease payments	最低租賃付款總額 Total minimum lease payments
應收賬款：	Amount receivable:				
1年以內	Within 1 year	**3,678,245**	**4,191,192**	1,856,521	2,087,318
1年以上但5年內	After 1 year but within 5 years	**4,489,754**	**4,876,943**	2,039,947	2,220,070
5年以上	After 5 years	**116,624**	**125,899**	94,378	120,057
		8,284,623	**9,194,034**	3,990,846	4,427,445
減值貸款之個別減值準備	Individual impairment allowances for impaired loans and advances	**(9,950)**	**–**	(1,658)	–
貸款之整體減值準備	Collective impairment allowances for loans and advances	**(24,743)**	**–**	(11,914)	–
融資租賃未賺取之未來收入	Unearned future income on finance lease	**–**	**(909,411)**	–	(436,599)
融資租賃及租購合約之淨投資額	Net investment in finance leases and hire purchase contracts	**8,249,930**	**8,284,623**	3,977,274	3,990,846

於二零零七年十二月三十一日及二零零六年十二月三十一日，本銀行並無融資租賃及租購合約之應收款項。

There is no receivable under finance lease and hire purchase contract for the Bank as at 31st December, 2007 and 31st December, 2006.

18. 客戶貸款及其他賬項(續)

18. Advances to customers and other accounts (Continued)

(e) 貸款之減值準備

(e) Impairment allowances for loans and advances

		永亨銀行集團 The Group 2007		
		個別 Individual	整體 Collective	合計 Total
1月1日結餘	At 1st January	**96,672**	**169,002**	**265,674**
因收購附屬公司而增置	Additions through acquisition of a subsidiary	**4,167**	**35,505**	**39,672**
新增	Additions	**130,888**	**5,037**	**135,925**
回撥	Releases	**(61,114)**	**(73,281)**	**(134,395)**
支取／（存入）綜合收益表淨額	Net charged / (credited) to consolidated income statement	**69,774**	**(68,244)**	**1,530**
貸款減值損失折扣轉回（附註5(a))	Unwind of discount of loan impairment loss (note 5(a))	**(9,281)**	**–**	**(9,281)**
收回往年已撇除之貸款	Recoveries of advances written off in prior years	**38,198**	**–**	**38,198**
年內撇除	Amounts written off	**(92,051)**	**–**	**(92,051)**
12月31日結餘	At 31st December	**107,479**	**136,263**	**243,742**
包括下列項目之減值準備：	Representing impairment allowances for:			
貿易票據（附註15)	Trade bills (note 15)	**1,503**	**276**	**1,779**
客戶貸款（附註18(a))	Advances to customers (note 18(a))	**105,976**	**135,987**	**241,963**
		107,479	**136,263**	**243,742**

		永亨銀行集團 The Group 2006		
		個別 Individual	整體 Collective	合計 Total
1月1日結餘	At 1st January	120,681	208,498	329,179
新增	Additions	53,779	–	53,779
回撥	Releases	(13,510)	(39,496)	(53,006)
支取／（存入）綜合收益表淨額	Net charged / (credited) to consolidated income statement	40,269	(39,496)	773
貸款減值損失折扣轉回（附註5(a))	Unwind of discount of loan impairment loss (note 5(a))	(2,672)	–	(2,672)
收回往年已撇除之貸款	Recoveries of advances written off in prior years	42,237	–	42,237
年內撇除	Amounts written off	(103,843)	–	(103,843)
12月31日結餘	At 31st December	96,672	169,002	265,674
包括下列項目之減值準備：	Representing impairment allowances for:			
貿易票據（附註15)	Trade bills (note 15)	4,355	285	4,640
客戶貸款（附註18(a))	Advances to customers (note 18(a))	92,317	168,717	261,034
		96,672	169,002	265,674

18. 客戶貸款及其他賬項(續) 18. Advances to customers and other accounts (Continued)

(e) 貸款之減值準備(續) (e) Impairment allowances for loans and advances (Continued)

		永亨銀行 The Bank 2007 個別 Individual	整體 Collective	合計 Total
1月1日結餘	At 1st January	**74,371**	**146,690**	**221,061**
轉移至附屬公司	Transfer to a subsidiary	**(22,276)**	**(54,173)**	**(76,449)**
新增	Additions	**79,633**	**5,037**	**84,670**
回撥	Releases	**(34,903)**	**(23,117)**	**(58,020)**
支取／（存入）收益表淨額	Net charged / (credited) to income statement	**44,730**	**(18,080)**	**26,650**
貸款減值損失折扣轉回	Unwind of discount of loan impairment loss	**(7,801)**	**–**	**(7,801)**
收回往年已撇除之貸款	Recoveries of advances written off in prior years	**22,212**	**–**	**22,212**
年內撇除	Amounts written off	**(41,774)**	**–**	**(41,774)**
12月31日結餘	At 31st December	**69,462**	**74,437**	**143,899**
包括下列項目之減值準備：	Representing impairment allowances for:			
貿易票據（附註15）	Trade bills (note 15)	**1,503**	**275**	**1,778**
客戶貸款（附註18(a)）	Advances to customers (note 18(a))	**67,959**	**74,162**	**142,121**
		69,462	**74,437**	**143,899**

		永亨銀行 The Bank 2006 個別 Individual	整體 Collective	合計 Total
1月1日結餘	At 1st January	105,155	179,450	284,605
新增	Additions	33,295	–	33,295
回撥	Releases	(9,500)	(32,760)	(42,260)
(存入)／支取收益表淨額	Net (credited)/charged to income statement	23,795	(32,760)	(8,965)
貸款減值損失折扣轉回	Unwind of discount of loan impairment loss	(2,672)	–	(2,672)
收回往年已撇除之貸款	Recoveries of advances written off in prior years	30,269	–	30,269
年內撇除	Amounts written off	(82,176)	–	(82,176)
12月31日結餘	At 31st December	74,371	146,690	221,061
包括下列項目之減值準備：	Representing impairment allowances for:			
貿易票據（附註15）	Trade bills (note 15)	4,355	279	4,634
客戶貸款（附註18(a)）	Advances to customers (note 18(a))	70,016	146,411	216,427
		74,371	146,690	221,061

18. 客戶貸款及其他賬項(續)

18. Advances to customers and other accounts (Continued)

(f) 收回資產

於截至二零零七年十二月三十一日止年度內，本集團接管用作擔保之抵押品如下：

(f) Repossessed assets

During the year ended 31st December, 2007, the Group has taken possession of collateral it holds as security as follows:

性質	Nature	永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
住宅物業	Residential properties	**58,588**	120,768	**33,647**	117,618
車輛	Vehicles	**27,452**	19,177	**–**	–
其他	Others	**2,848**	1,666	**–**	–
		88,888	141,611	**33,647**	117,618

有關數額是指收回資產的市值。

The amount represents the market value of the repossessed assets.

本集團計劃將所得之收回資產有秩序地套現，以償還減值之客戶貸款，並且不會持作自用。

Repossessed assets obtained are intended to be realised in an orderly fashion to repay the impaired advances to customers and are not held for the own use of the Group.

19. 持有至到期日及可供銷售金融資產 / 19. Held-to-maturity and available-for-sale financial assets

		永亨銀行集團 The Group 2007	2006 (重報) (restated)	永亨銀行 The Bank 2007	2006 (重報) (restated)
持有至到期日之債務證券：	Held-to-maturity debt securities:				
本港上市	Listed in Hong Kong	**81,481**	83,424	**81,481**	83,424
海外上市	Listed outside Hong Kong	**266,302**	248,737	**266,302**	248,737
		347,783	332,161	**347,783**	332,161
非上市	Unlisted	**8,422,974**	12,012,660	**6,244,920**	9,436,318
		8,770,757	12,344,821	**6,592,703**	9,768,479
其中：	of which:				
政府債券	Treasury bills	**2,893,910**	2,684,233	**848,458**	597,572
其他持有至到期日之債務證券	Other held-to-maturity debt securities	**5,876,847**	9,660,588	**5,744,245**	9,170,907
		8,770,757	12,344,821	**6,592,703**	9,768,479
可供銷售之債務證券：	Available-for-sale debt securities:				
海外上市	Listed outside Hong Kong	**6,205,624**	6,566,073	**6,153,545**	6,514,242
非上市	Unlisted	**3,768,366**	3,192,960	**3,662,359**	3,140,872
		9,973,990	9,759,033	**9,815,904**	9,655,114
其中：	of which:				
所持之存款證	Certificates of deposit held	**45,005**	–	–	–
其他可供銷售之債務證券	Other available-for-sale debt securities	**9,928,985**	9,759,033	**9,815,904**	9,655,114
		9,973,990	9,759,033	**9,815,904**	9,655,114
可供銷售之股票：	Available-for-sale equity securities:				
本港上市	Listed in Hong Kong	**62,614**	1;600	**62,614**	1,600
非上市	Unlisted	**84,527**	113,139	**73,793**	102,404
		147,141	114,739	**136,407**	104,004
		10,121,131	9,873,772	**9,952,311**	9,759,118
		18,891,888	22,218,593	**16,545,014**	19,527,597
持有至到期日之上市債務證券之市場價值	Market value of listed held-to-maturity debt securities	**351,708**	330,673	**351,708**	330,673
持有至到期日之非上市債務證券之公平價值	Fair value of unlisted held-to-maturity debt securities	**8,425,115**	11,936,593	**6,245,897**	9,363,190

19. 持有至到期日及可供銷售金融資產(續)

19. Held-to-maturity and available-for-sale financial assets (Continued)

持有至到期日投資之交易對手分析如下：

Held-to-maturity investments analysed by counterparty are as follows:

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
發行機構：	Issued by:				
官方實體	Sovereigns	**2,893,910**	2,684,233	**848,458**	597,572
公營機構	Public sector entities	**231,919**	232,370	**231,919**	232,370
銀行同業	Banks	**4,859,769**	8,364,890	**4,750,568**	7,906,300
企業	Corporates	**785,159**	1,063,328	**761,758**	1,032,237
		8,770,757	12,344,821	**6,592,703**	9,768,479

可供銷售金融資產之交易對手分析如下：

Available-for-sale financial assets analysed by counterparty are as follows:

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
發行機構：	Issued by:				
官方實體	Sovereigns	**8,028**	7,695	**8,028**	7,695
公營機構	Public sector entities	**106,840**	105,803	**81,247**	80,732
銀行同業	Banks	**8,688,747**	9,308,472	**8,602,147**	9,259,338
企業	Corporates	**1,317,516**	451,802	**1,260,889**	411,353
		10,121,131	9,873,772	**9,952,311**	9,759,118

20. 附屬公司投資

20. Investments in subsidiaries

		永亨銀行 The Bank 2007	2006
非上市公司股份（原值）	Unlisted shares, at cost	**3,113,060**	682,707

20. 附屬公司投資(續)

主要附屬公司現列如下：

20. Investments in subsidiaries (Continued)

The following list contains only the particulars of principal subsidiaries:

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	本銀行持有權益 Percentage held by the Bank	主要業務 Principal activities
澳門永亨銀行有限公司 Banco Weng Hang, S.A.	澳門 Macau	MOP120,000,000	100%	銀行業務 Banking
永亨銀行(開曼)有限公司 Wing Hang Bank (Cayman) Limited	開曼群島 Cayman Islands	US$25,000,000	100%	銀行業務 Banking
永亨銀行(中國)有限公司 Wing Hang Bank (China) Limited	中國 People's Republic of China	RMB1,000,000,000	100%	銀行業務 Banking
英利信用財務有限公司 Inchroy Credit Corporation Limited	香港 Hong Kong	HK$25,000,000	100%	接受存款及租購貸款 Deposit Taking and Hire Purchase
永亨財務有限公司 Wing Hang Finance Company Limited	香港 Hong Kong	HK$130,000,000	100%	接受存款及租購貸款 Deposit Taking and Hire Purchase
永亨信用財務有限公司 Wing Hang Credit Limited	香港 Hong Kong	HK$20,000,000	100%	消費信貸 Consumer Lending
永亨蘇黎世保險有限公司 Wing Hang Zurich Insurance Company Limited	香港 Hong Kong	HK$45,000,000	65%	保險業務 Insurance
永亨保險顧問有限公司 Wing Hang Insurance Brokers Limited	香港 Hong Kong	HK$100,000	100%	保險顧問 Insurance Broker
永亨保險代理有限公司 Wing Hang Insurance Agency Limited	香港 Hong Kong	HK$50,000	100%	保險代理 Insurance Agency
永亨證券有限公司 Wing Hang Shares Brokerage Company Limited	香港 Hong Kong	HK$10,000,000	100%	證券買賣 Securities Dealing
永亨銀行信託有限公司 Wing Hang Bank (Trustee) Limited	香港 Hong Kong	HK$3,000,000	100%	信託服務 Trustee Services
永亨銀行(代理人)有限公司 Wing Hang Bank (Nominees) Limited	香港 Hong Kong	HK$10,000	100%	代理服務 Nominee Services
卓和企業有限公司 Cheuk Woo Enterprises Company Limited	香港 Hong Kong	HK$10,000	100%	物業投資 Property Investment

20. 附屬公司投資(續)

20. Investments in subsidiaries (Continued)

公司名稱 Name of company	註冊及 經營地點 Place of incorporation and operation	已發行 普通股面值 Nominal value of issued ordinary shares	本銀行 持有權益 Percentage held by the Bank	主要業務 Principal activities
浙一地產有限公司 Honfirst Land Limited	香港 Hong Kong	HK$27,000,000	100%	物業投資 Property Investment
Wing Hang Financial Holdings (BVI) Limited	英屬處女群島 British Virgin Islands	US$10	100%	後償票據發行人 Issuer of Subordinated Notes

21. 聯營公司投資

21. Investments in associated companies

		永亨銀行集團 The Group **2007**	2006	永亨銀行 The Bank **2007**	2006
非上市股份(原值)	Unlisted shares, at cost	**–**	–	**112,000**	112,000
應佔淨資產	Share of net assets	**156,301**	135,906	**–**	–
貸予聯營公司	Loans to associated companies	**141,888**	62,000	**141,888**	62,000
		298,189	197,906	**253,888**	174,000

於二零零七年十二月三十一日，貸予聯營公司之餘額包括須於二零零八年十二月償還之無抵押、免息貸款港幣10,533,000元(二零零六年：港幣62,000,000元)。同時亦包括因於年內出售銀行行址予聯營公司而產生之有抵押貸款港幣131,355,000元。後者貸款的年利率為香港銀行同業拆息加0.55%，還款期定於二零一二年，但有權選擇將期限延至二零一七年，詳見附註36(d)。

At 31st December, 2007, the outstanding balance of the loans to associated companies included an unsecured and interest-free loan amounting HK$10,533,000 (2006: HK$62,000,000) which is repayable in December 2008. It also includes secured loans amounting to HK$131,355,000 which arise from the sale of bank premises to associated companies during the year. The latter loans are interest bearing at 0.55% per annum over HIBOR and are repayable by 2012 with an option to extend the repayment period to 2017. For details, please refer to note 36(d).

於二零零七年十二月三十一日及二零零六年十二月三十一日，本集團貸予聯營公司之款項中，並無提撥個別減值準備。

There are no individual impairment allowances made on the loans to associated companies at 31st December, 2007 and 31st December, 2006.

21. 聯營公司投資(續)

21. Investments in associated companies (Continued)

聯營公司現列如下：

The following list contains the particulars of associated companies:

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	本銀行持有權益 Percentage held by the Bank	投票權 Voting power	主要業務 Principal activities
銀聯控股有限公司 Bank Consortium Holding Limited	香港 Hong Kong	HK$150,000,000	27%	七分之二* 2 out of 7*	退休福利計劃服務 Services for Retirement Schemes
香港人壽保險有限公司 Hong Kong Life Insurance Limited	香港 Hong Kong	HK$210,000,000	33%	三分之一* 1 out of 3*	保險業務 Insurance
銀聯通寶有限公司 Joint Electronic Teller Services Limited	香港 Hong Kong	HK$10,023,800	20%(a)	五分之一* 1 out of 5*	自動櫃員機網絡 ATM Network

* 本集團於董事會應佔之投票數目。

* Representing the Group's number of votes on the board of directors of the respective associated companies.

附註：(a) 本集團於銀聯通寶有限公司應佔淨資產乃根據本集團年內就此聯營公司所收取的股息計算。

Notes: (a) The Group's share of net asset in Joint Electronic Teller Services Limited is based on the Group's share of dividend received from this associated company during this year.

聯營公司財務資料概要現列如下：

Summary financial information on associated companies is set out below:

		資產 Assets	負債 Liabilities	股東權益 Equity	總營業收入 Total operating income	稅項 Tax	除稅後溢利 Profit after tax
2007							
百分之一百	100 percent	**3,450,194**	**2,471,134**	**979,060**	**362,519**	**26,441**	**390,366**
本集團的實際權益	Group's effective interest	**953,463**	**797,162**	**156,301**	**80,835**	**6,121**	**115,178**
2006							
百分之一百	100 percent	2,601,235	1,857,334	743,901	294,198	18,772	199,962
本集團的實際權益	Group's effective interest	736,869	600,963	135,906	61,908	4,117	50,951

22. 有形固定資產

22. Tangible fixed assets

		永亨銀行集團 The Group 2007				
		投資物業 Investment properties	銀行行址 Bank premises	設備 Equipment	銀行行址及設備 Bank premises and equipment	合計 Total
成本或估值	Cost or valuation					
2007年1月1日結餘	At 1st January, 2007	**258,390**	**1,603,191**	**631,099**	**2,234,290**	**2,492,680**
添置	Additions					
一收購附屬公司	– through acquisition of a subsidiary	**–**	**–**	**17,077**	**17,077**	**17,077**
一其他	– others	**–**	**306,521**	**119,982**	**426,503**	**426,503**
出售	Disposals	**(10,380)**	**(268,775)**	**(40,072)**	**(308,847)**	**(319,227)**
由投資物業轉移至銀行行址	Transfers from investment properties to bank premises	**(14,560)**	**14,560**	**–**	**14,560**	**–**
匯兌調整	Exchange adjustment	**–**	**(713)**	**–**	**(713)**	**(713)**
重估盈餘	Surplus on revaluation	**53,448**	**–**	**–**	**–**	**53,448**
2007年12月31日結餘	At 31st December, 2007	**286,898**	**1,654,784**	**728,086**	**2,382,870**	**2,669,768**

上述資產之成本或估值分析如下： The analysis of cost or valuation of the above assets is as follows:

		Investment properties	Bank premises	Equipment	Bank premises and equipment	Total
成本	At cost	**–**	**1,261,182**	**728,086**	**1,989,268**	**1,989,268**
估值	At valuation					
2007年	2007	**286,898**	**–**	**–**	**–**	**286,898**
1990年	1990	**–**	**357,888**	**–**	**357,888**	**357,888**
1989年	1989	**–**	**9,347**	**–**	**9,347**	**9,347**
1984年	1984	**–**	**26,367**	**–**	**26,367**	**26,367**
		286,898	**1,654,784**	**728,086**	**2,382,870**	**2,669,768**
折舊累積	Accumulated depreciation					
2007年1月1日結餘	At 1st January, 2007	**–**	**175,350**	**423,542**	**598,892**	**598,892**
因收購附屬公司而增加	Addition through acquisition of a subsidiary	**–**	**–**	**15,719**	**15,719**	**15,719**
本年度提撥（附註5(f))	Charge for the year (note 5(f))	**–**	**25,449**	**65,067**	**90,516**	**90,516**
出售撇除	Written back on disposals	**–**	**(32,195)**	**(32,632)**	**(64,827)**	**(64,827)**
2007年12月31日結餘	At 31st December, 2007	**–**	**168,604**	**471,696**	**640,300**	**640,300**
賬面淨值	Net book value					
2007年12月31日結餘	At 31st December, 2007	**286,898**	**1,486,180**	**256,390**	**1,742,570**	**2,029,468**

22. 有形固定資產(續)

22. Tangible fixed assets (Continued)

		永亨銀行集團 The Group 2006				
		投資物業 Investment properties	銀行行址 Bank premises	設備 Equipment	銀行行址及設備 Bank premises and equipment	合計 Total
成本或估值	Cost or valuation					
2006年1月1日結餘	At 1st January, 2006	231,447	1,470,382	584,120	2,054,502	2,285,949
添置	Additions	-	186,728	68,500	255,228	255,228
出售	Disposals	(9,800)	(43,025)	(21,521)	(64,546)	(74,346)
由銀行行址轉移至投資物業	Transfers from bank premises to investment properties	21,175	(21,904)	-	(21,904)	(729)
重估盈餘	Surplus on revaluation	15,568	11,010	-	11,010	26,578
2006年12月31日結餘	At 31st December, 2006	258,390	1,603,191	631,099	2,234,290	2,492,680

上述資產之成本或估值分析如下： The analysis of cost or valuation of the above assets is as follows:

成本	At cost	-	1,209,589	631,099	1,840,688	1,840,688
估值	At valuation					
2006年	2006	258,390	-	-	-	258,390
1990年	1990	-	357,888	-	357,888	357,888
1989年	1989	-	9,347	-	9,347	9,347
1984年	1984	-	26,367	-	26,367	26,367
		258,390	1,603,191	631,099	2,234,290	2,492,680
折舊累積	Accumulated depreciation					
2006年1月1日結餘	At 1st January, 2006	-	158,987	389,474	548,461	548,461
本年度提撥（附註5(f))	Charge for the year (note 5(f))	-	26,909	54,333	81,242	81,242
出售撇除	Written back on disposals	-	(9,817)	(20,265)	(30,082)	(30,082)
由銀行行址轉移至投資物業	Transfers from bank premises to investment properties	-	(729)	-	(729)	(729)
2006年12月31日結餘	At 31st December, 2006	-	175,350	423,542	598,892	598,892
賬面淨值	Net book value					
2006年12月31日結餘	At 31st December, 2006	258,390	1,427,841	207,557	1,635,398	1,893,788

22. 有形固定資產(續)

22. Tangible fixed assets (Continued)

		永亨銀行 The Bank 2007				
		投資物業 Investment properties	銀行行址 Bank premises	設備 Equipment	銀行行址及設備 Bank premises and equipment	合計 Total
成本或估值	Cost or valuation					
2007年1月1日結餘	At 1st January, 2007	**10,380**	**1,076,147**	**522,348**	**1,598,495**	**1,608,875**
添置	Additions	**–**	**172,564**	**101,424**	**273,988**	**273,988**
出售	Disposals	**(10,380)**	**(264,054)**	**(36,309)**	**(300,363)**	**(310,743)**
轉移至附屬公司	Transfer to a subsidiary	**–**	**(34,382)**	**(22,173)**	**(56,555)**	**(56,555)**
2007年12月31日結餘	At 31st December, 2007	**–**	**950,275**	**565,290**	**1,515,565**	**1,515,565**

上述資產之成本或估值分析如下：The analysis of cost or valuation of the above assets is as follows:

成本	At cost	**–**	**591,537**	**565,290**	**1,156,827**	**1,156,827**
估值	At valuation					
1990年	1990	**–**	**357,888**	**–**	**357,888**	**357,888**
1989年	1989	**–**	**850**	**–**	**850**	**850**
		–	**950,275**	**565,290**	**1,515,565**	**1,515,565**
折舊累積	Accumulated depreciation					
2007年1月1日結餘	At 1st January, 2007	**–**	**131,881**	**350,332**	**482,213**	**482,213**
本年度提撥	Charge for the year	**–**	**14,418**	**49,231**	**63,649**	**63,649**
轉移至附屬公司	Transfer to a subsidiary	**–**	**(6,608)**	**(8,237)**	**(14,845)**	**(14,845)**
出售撤除	Written back on disposals	**–**	**(31,167)**	**(29,350)**	**(60,517)**	**(60,517)**
2007年12月31日結餘	At 31st December, 2007	**–**	**108,524**	**361,976**	**470,500**	**470,500**
賬面淨值	Net book value					
2007年12月31日結餘	At 31st December, 2007	**–**	**841,751**	**203,314**	**1,045,065**	**1,045,065**

22. 有形固定資產(續) 22. Tangible fixed assets (Continued)

永亨銀行 The Bank 2006

		投資物業 Investment properties	銀行行址 Bank premises	設備 Equipment	銀行行址及設備 Bank premises and equipment	合計 Total
成本或估值	Cost or valuation					
2006年1月1日結餘	At 1st January, 2006	18,300	1,099,842	488,640	1,588,482	1,606,782
添置	Additions	–	–	49,741	49,741	49,741
出售	Disposals	(9,800)	(23,695)	(16,033)	(39,728)	(49,528)
重估盈餘	Surplus on revaluation	1,880	–	–	–	1,880
2006年12月31日結餘	At 31st December, 2006	10,380	1,076,147	522,348	1,598,495	1,608,875

上述資產之成本或估值分析如下： The analysis of cost or valuation of the above assets is as follows:

		投資物業 Investment properties	銀行行址 Bank premises	設備 Equipment	銀行行址及設備 Bank premises and equipment	合計 Total
成本	At cost	–	717,409	522,348	1,239,757	1,239,757
估值	At valuation					
2006年	2006	10,380	–	–	–	10,380
1990年	1990	–	357,888	–	357,888	357,888
1989年	1989	–	850	–	850	850
		10,380	1,076,147	522,348	1,598,495	1,608,875
折舊累積	Accumulated depreciation					
2006年1月1日結餘	At 1st January, 2006	–	117,095	321,195	438,290	438,290
本年度提撥	Charge for the year	–	18,455	44,383	62,838	62,838
出售撥除	Written back on disposals	–	(3,669)	(15,246)	(18,915)	(18,915)
2006年12月31日結餘	At 31st December, 2006	–	131,881	350,332	482,213	482,213
賬面淨值	Net book value					
2006年12月31日結餘	At 31st December, 2006	10,380	944,266	172,016	1,116,282	1,126,662

22. 有形固定資產(續)

年內，本集團分別以代價港幣143,000,000元及港幣293,215,000元出售部分銀行行址予聯營公司香港人壽保險有限公司和聯營公司之附屬公司銀聯信託有限公司，詳見附註36(d)。

銀行行址以成本或董事估值列賬。於二零零七年並無重估盈餘轉移至本集團之銀行行址重估儲備(二零零六年：盈餘港幣11,010,000元，並已扣除遞延税項港幣1,927,000元)。

於二零零七年十二月三十一日及二零零六年十二月三十一日，投資物業已經由獨立測量師行第一太平戴維斯估值及專業顧問有限公司(其部份員工為香港測量師學會的資深會員)，按公開市值重估。

如本集團及本銀行之行址以成本減累計折舊入賬，其賬面值應分別為港幣1,175,560,000元(二零零六年：港幣1,121,234,000元)及港幣551,401,000元(二零零六年：港幣652,099,000元)。

投資物業及銀行行址賬面淨值包括：

22. Tangible fixed assets (Continued)

During the year, the Group has disposed certain of its bank premises to Hong Kong Life Insurance Limited, its associated company, and Bank Consortium Trust Company Limited, a subsidiary of its associated company, at considerations of HK$143,000,000 and HK$293,215,000 respectively. For details, please refer to note 36(d).

Bank premises are stated at cost or directors' valuation. There is no revaluation surplus which has been transferred to the bank premises revaluation reserve of the Group during 2007 (2006: Surplus of HK$11,010,000 net of deferred tax of HK$1,927,000 has been transferred).

Investment properties are revalued by an independent firm of surveyors, Savills Valuation and Professional Services Limited, who have among their staff, Fellows of the Hong Kong Institute of Surveyors, on an open market value basis as at 31st December, 2007 and 31st December, 2006.

The carrying amount of the bank premises of the Group and the Bank would have been HK$1,175,560,000 (2006: HK$1,121,234,000) and HK$551,401,000 (2006: HK$652,099,000) respectively had they been stated at cost less accumulated depreciation.

The net book value of investment properties and bank premises comprises:

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
永久業權	FREEHOLD				
一海外	– Held outside Hong Kong	**86,601**	47,519	–	–
租約	LEASEHOLD				
一本港	– Held in Hong Kong				
長期約	Long-term leases				
(有效期在50年以上者)	(over 50 years unexpired)	**929,890**	861,992	**523,903**	492,215
中期約	Medium-term leases				
(有效期在10年至50年者)	(10 to 50 years unexpired)	**517,714**	627,114	**311,385**	427,318
一海外	– Held outside Hong Kong				
長期約	Long-term leases				
(有效期在50年以上者)	(over 50 years unexpired)	**12,387**	1,993	**1,955**	1,993
中期約	Medium-term leases				
(有效期在10年至50年者)	(10 to 50 years unexpired)	**88,443**	42,212	**4,508**	33,120
短期約	Short-term leases				
(有效期在10年以下者)	(less than 10 years unexpired)	**138,043**	105,401	–	–
		1,773,078	1,686,231	**841,751**	954,646

22. 有形固定資產(續)

本集團根據經營租賃形式出租投資物業。租賃年期通常為期二至三年。所有租約並不包括或然租金。

所有以經營租賃持有而符合投資物業定義之物業均列為投資物業。

根據不可撤銷之經營租賃，本集團未來最低應收租賃款項總額如下：

22. Tangible fixed assets (Continued)

The Group leases out investment properties under operating leases. The leases typically run for an initial period of two to three years. None of the leases includes contingent rentals.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group's total future minimum lease payments under non-cancellable operating leases are receivables as follows:

		永亨銀行集團 The Group	
		2007	2006
1年內	Within 1 year	**9,883**	10,349
1年以上但5年內	After 1 year but within 5 years	**3,942**	8,294
		13,825	18,643

23. 商譽

(a) 商譽

23. Goodwill

(a) Goodwill

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
成本	Cost				
1月1日結餘	At 1st January	**848,592**	848,592	**847,422**	847,422
因收購附屬公司而增加	Addition through acquisition of a subsidiary	**459,008**	–	–	–
12月31日結餘	At 31st December	**1,307,600**	848,592	**847,422**	847,422
累計減值損失	Accumulated impairment loss				
1月1日／12月31日結餘	At 1st January/31st December	**1,170**	1,170	–	–
賬面淨值	Net book value as				
12月31日結餘	at 31st December	**1,306,430**	847,422	**847,422**	847,422

(b) 包含商譽的現金生產單位之減值測試

本集團按營業地區及業務分類分配商譽予可辨別的現金生產單位如下：

(b) Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group's cash-generating units ("CGU") identified according to country of operation and business segment as follows:

		2007	2006
收購之零售銀行業務	Retail banking business acquired	**1,019,136**	560,128
收購之企業銀行業務	Corporate banking business acquired	**233,741**	233,741
收購之財資業務	Treasury business acquired	**53,553**	53,553
		1,306,430	847,422

23. 商譽(續)

(b) 包含商譽的現金生產單位之減值測試(續)

現金生產單位的可收回金額則根據使用價值計算。計算方法按照管理層已核准的五年財務預算的現金流量估計。超過五年期間的現金流量按下述的估計利率作推斷。增長率不可超過該現金生產單位所經營業務的長期平均增長率。

用於使用價值計算的主要假設：

23. Goodwill (Continued)

(b) Impairment tests for cash-generating units containing goodwill (Continued)

The recoverable amount of the CGU is determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimate rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

Key assumptions used for value in use calculations:

		2007	2006
		%	%
增長率	Growth rate	**6.93**	6.54
折扣率	Discount rate	**9.64**	9.36

24. 銀行同業、中央銀行及其他金融機構之存款

銀行同業、中央銀行及其他金融機構之存款之分析如下：

24. Deposits and balances of banks, central banks and other financial institutions

Deposits and balances of banks, central banks and other financial institutions are analysed as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
中央銀行之存款	Deposits from central banks	**1,691**	30,555	**–**	30,555
銀行同業之存款	Deposits from banks	**2,816,023**	1,662,332	**1,175,558**	1,642,869
		2,817,714	1,692,887	**1,175,558**	1,673,424

25. 客戶存款

25. Deposits from customers

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
活期存款及往來賬戶	Demand deposits and current accounts	**11,718,115**	10,732,083	**9,816,427**	9,418,873
儲蓄存款	Savings deposits	**16,893,269**	15,508,366	**11,713,994**	10,910,605
定期存款及通知存款	Time, call and notice deposits	**85,357,602**	75,826,498	**67,802,134**	60,854,590
		113,968,986	102,066,947	**89,332,555**	81,184,068

26. 已發行存款證

26. Certificates of deposit issued

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
以攤銷成本計算之已發行存款證	Certificates of deposit issued (at amortised cost)	**2,014,984**	2,205,000	**1,815,000**	2,205,000
以公平價值誌入損益之已發行結構性存款證	Structured certificates of deposit issued measured at fair value through profit or loss	**1,294,220**	1,510,303	**1,294,220**	1,515,276
		3,309,204	3,715,303	**3,109,220**	3,720,276

於二零零七年十二月三十一日，因基準利率轉變，以公平價值誌入損益之已發行結構性存款證賬面值，較本集團及本銀行於到期時應付合約上金額分別低港幣28,300,000元（二零零六年：港幣85,021,000元）及港幣28,300,000元（二零零六年：港幣85,100,000元）。

At 31st December 2007, the carrying amounts of structured certificates of deposit issued measured at fair value through profit or loss are lower than their contractual amount payable at maturity for the Group and the Bank by HK$28,300,000 (2006: HK$85,021,000) and HK$28,300,000 (2006: HK$85,100,000) respectively due to changes in benchmark interest rates.

27. 買賣用途負債

27. Trading liabilities

買賣用途負債指持作買賣用途衍生金融工具之負公平價值。詳情已列於附註33(b)(ii)(2)。

Trading liabilities represent negative fair values of derivative financial instruments held for trading. Details are set out in note 33(b)(ii)(2).

本銀行的買賣用途負債包括與附屬公司交易之衍生金融工具的負公平價值港幣590,000元（二零零六年：港幣1,495,000元）。

Trading liabilities of the Bank include negative fair values of derivative financial instruments transacted with a subsidiary amounting to HK$590,000 (2006: HK$1,495,000).

28. 其他賬項及準備

28. Other accounts and provisions

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
持作對沖用途衍生金融工具之負公平價值（附註33(b)(ii)(1)）	Negative fair value of derivative financial instruments held for hedging (note 33(b)(ii)(1))	**15,052**	7,708	**15,052**	7,708
購買債務證券應付款項	Amount payable for purchase of debt securities	**–**	38,890	**–**	38,890
承兌結餘	Acceptances outstanding	**521,042**	417,531	**410,418**	375,476
其他應付款項及應付利息	Other payables and interest payable	**1,750,552**	1,517,849	**890,057**	711,741
		2,286,646	1,981,978	**1,315,527**	1,133,815

29. 後償負債

29. Subordinated liabilities

		永亨銀行集團 The Group 2007	2006	永亨銀行 The Bank 2007	2006
以攤銷成本計算之 325,000,000美元，5.25%後償擔保票據	US$325 million 5.25% subordinated guarantee notes, measured at amortised cost	**2,535,747**	2,527,850	–	–
以公平價值誌入損益計算之 400,000,000美元，6.00%步升永久後償票據	US$400 million 6.00% step-up perpetual subordinated notes, measured at fair value through profit or loss	**3,123,142**	–	**3,123,142**	–
		5,658,889	2,527,850	**3,123,142**	–

於二零零三年，本銀行單一目的全資附屬財務公司Wing Hang Financial Holdings (BVI) Limited發行票面值港幣2,535,747,000元(325,000,000美元)獲評定為次級資本的後償票據。該票據以年息5.25%的定息計息，直至二零零八年十月十日，屆時倘發行者並無選擇提早贖回該等票據，則年息將重訂為按美國國庫債券息率加年息2.75%計息。本銀行無條件及不可撤回地保證該等於新加坡證券交易所上市之票據下應付之所有款項。該等票據將於二零一三年十月十日到期。

In 2003, Wing Hang Financial Holdings (BVI) Limited, a single purpose wholly-owned finance subsidiary of the Bank, issued subordinated notes qualifying as tier 2 capital with a face value of HK$2,535,747,000 (US$325,000,000). The notes bear interest at a fixed rate of 5.25% per annum until 10th October, 2008 and will be reset at the US Treasury Rate plus 2.75% per annum if the notes are not early redeemed at the option of the issuer. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Singapore Exchange Securities Trading Limited. The notes will mature on 10th October, 2013.

於二零零七年四月十九日，本銀行發行票面值港幣3,125,520,000元(400,000,000美元)獲評定為次級資本的步升永久後償票據。該票據以年息6.00%的定息計息，直至二零一七年四月十九日，屆時倘本銀行並無選擇提早贖回該等票據，則年息將按倫敦銀行同業拆息加年息1.85%浮息計息。該等票據於新加坡證券交易所上市。於二零零七年十二月三十一日，該等票據之賬面值為港幣3,123,142,000元。

On 19th April, 2007, the Bank issued step-up perpetual subordinated notes qualifying as tier 2 capital with a face value of HK$3,125,520,000 (US$400,000,000). The notes bear interest at a fixed rate of 6.00% per annum until 19th April, 2017 and are floating at LIBOR plus 1.85% per annum thereafter if the notes are not early redeemed at the option of the Bank. The notes are listed on the Singapore Exchange Securities Trading Limited. The carrying amount of the notes as at 31st December, 2007 was HK$3,123,142,000.

於二零零七年十二月三十一日，以公平價值誌入損益之步升永久後償票據賬面值，較本集團及本銀行於贖回時應付合約上金額多港幣2,222,000元。本集團及本銀行因信貸風險轉變而導致公平價值改變之累積數額為港幣112,922,000元。

At 31st December, 2007, the carrying amounts of the step-up perpetual subordinated notes measured at fair value through profit or loss are higher than their contractual amount payable at redemption for the Group and the Bank by HK$2,222,000. The accumulated amount of the change in fair value attributable to change in credit risk is HK$112,922,000 for the Group and the Bank.

30. 期限分析

以下之本集團及本銀行資產及負債期限分析乃按於結算日尚餘還款期間列示。

30. Maturity profile

The following maturity profiles of the assets and liabilities of the Group and the Bank are based on the remaining periods to repayment at the balance sheet date.

永亨銀行集團
The Group
2007

		即時還款 Repayable on demand	1個月內 Within 1 month	1個月以上但3個月內 Over 1 month but within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	無註明 Undated	合計 Total
資產	**Assets**								
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	3,306,767	-	-	-	-	-	-	3,306,767
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	-	23,511,683	4,685,853	745,204	-	-	-	28,942,740
貿易票據	Trade bills	49,691	173,600	111,304	11,162	-	-	17,788	363,545
買賣用途資產	Trading assets	-	-	-	80,756	245,541	-	708,460	1,034,757
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	-	41,838	51,400	1,294,652	3,384,557	1,927,838	-	6,700,285
客戶貸款 (附註18(a))	Advances to customers (note 18(a))	2,838,531	4,583,202	4,746,458	9,479,560	25,840,193	26,710,494	133,378	74,331,816
銀行同業及其他金融機構之貸款 (附註18(a))	Advances to banks and other financial institutions (note 18(a))	-	-	-	15,897	78,023	-	-	93,920
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	-	1,537,744	1,995,124	4,386,072	9,674,701	1,151,106	147,141	18,891,888
其他資產	Other assets	6,880	1,606,083	330,635	122,910	242,857	190	3,681,989	5,991,544
總資產	Total assets	6,201,869	31,454,150	11,920,774	16,136,213	39,465,872	29,789,628	4,688,756	139,657,262
負債	**Liabilities**								
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	158,495	1,187,598	491,252	902,409	77,960	-	-	2,817,714
客戶存款	Deposits from customers	28,342,797	65,739,105	14,791,481	4,502,060	593,543	-	-	113,968,986
已發行存款證	Certificates of deposit issued	-	202,189	1,315,275	888,724	903,016	-	-	3,309,204
買賣用途負債	Trading liabilities	-	-	-	-	-	-	765,344	765,344
後償負債	Subordinated liabilities	-	-	-	-	-	2,535,747	3,123,142	5,658,889
其他負債	Other liabilities	-	1,570,646	296,946	607,785	90,444	-	63,268	2,629,089
總負債	Total liabilities	28,501,292	68,699,538	16,894,954	6,900,978	1,664,963	2,535,747	3,951,754	129,149,226
資產/(負債)淨差距	Net assets/(liabilities) gap	(22,299,423)	(37,245,388)	(4,974,180)	9,235,235	37,800,909	27,253,881	737,002	10,508,036
其中:	of which:								
所持之存款證	Certificates of deposit held								
–包括在可供銷售金融資產內	– included in available-for-sale financial assets	-	-	19,998	25,007	-	-	-	45,005
債務證券	Debt securities								
–包括在買賣用途資產內	– included in trading assets	-	-	-	80,756	245,541	-	-	326,297
–包括在以公平價值誌入損益之金融資產內	– included in financial assets measured at fair value through profit or loss	-	41,838	51,400	1,294,652	3,384,557	1,927,838	-	6,700,285
–包括在可供銷售金融資產內	– included in available-for-sale financial assets	-	311,572	520,529	3,388,331	5,487,879	220,674	-	9,928,985
–包括在持有至到期日投資內	– included in held-to-maturity investments	-	1,226,173	1,454,597	972,733	4,186,823	930,431	-	8,770,757

30. Maturity profile (Continued)

永亨銀行集團
The Group
2006

		即時還款 Repayable on demand	1個月內 Within 1 month	1個月以上但3個月內 Over 1 month but within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	無註明 Undated	合計 Total
資產	**Assets**								
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	2,253,725	-	-	-	-	-	-	2,253,725
定期存放銀行同業、中央銀行及其他金融機構款項	Placement with banks, central banks and other financial institutions	-	23,847,991	3,519,172	158,062	-	-	-	27,525,225
貿易票據	Trade bills	69,633	165,609	116,468	9,906	-	-	8,933	370,549
買賣用途資產	Trading assets	-	-	-	50	248	114,922	623,172	738,392
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	-	77,789	-	128,088	4,032,880	1,144,199	-	5,382,956
客戶貸款 (附註18(a))	Advances to customers (note 18(a))	2,333,861	3,674,372	4,347,226	7,588,079	17,395,060	22,731,575	307,030	58,377,203
銀行同業及其他金融機構之貸款 (附註18(a))	Advances to banks and other financial institutions (note 18(a))	-	-	-	31,693	15,846	-	-	47,539
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	-	1,204,050	1,256,429	2,497,048	16,151,022	995,305	114,739	22,218,593
其他資產	Other assets	3,190	1,563,742	266,339	94,106	106,641	-	3,202,367	5,236,385
總資產	Total assets	4,660,409	30,533,553	9,505,634	10,507,032	37,701,697	24,986,001	4,256,241	122,150,567
負債	**Liabilities**								
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	121,794	635,464	49,767	756,466	129,396	-	-	1,692,887
客戶存款	Deposits from customers	26,187,186	57,109,732	13,562,286	4,826,049	381,405	289	-	102,066,947
已發行存款證	Certificates of deposit issued	-	208,338	1,037,631	501,143	1,968,191	-	-	3,715,303
買賣用途負債	Trading liabilities	-	-	-	-	-	-	590,899	590,899
後償負債	Subordinated liabilities	-	-	-	-	-	2,527,850	-	2,527,850
其他負債	Other liabilities	-	1,365,811	256,229	478,783	70,820	-	68,315	2,239,958
總負債	Total liabilities	26,308,980	59,319,345	14,905,913	6,562,441	2,549,812	2,528,139	659,214	112,833,844
資產/(負債) 淨差距	Net assets/(liabilities) gap	(21,648,571)	(28,785,792)	(5,400,279)	3,944,591	35,151,885	22,457,862	3,597,027	9,316,723
其中:	of which:								
債務證券	Debt securities								
-包括在買賣用途資產內	- included in trading assets	-	-	-	50	248	114,922	-	115,220
-包括在以公平價值誌入損益之金融資產內	- included in financial assets measured at fair value through profit or loss	-	77,789	-	128,088	4,032,880	1,144,199	-	5,382,956
-包括在可供銷售金融資產內	- included in available-for-sale financial assets	-	-	259,379	1,839,814	7,590,966	68,874	-	9,759,033
-包括在持有至到期日投資內	- included in held-to-maturity investments	-	1,204,049	997,051	657,234	8,560,056	926,431	-	12,344,821

30. 期限分析(續)　30. Maturity profile (Continued)

		即時還款 Repayable on demand	1個月內 Within 1 month	1個月以上但3個月內 Over 1 month but within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	無註明 Undated	合計 Total
		永亨銀行 The Bank 2007							
資產	Assets								
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	1,976,792	-	-	-	-	-	-	1,976,792
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	-	21,852,050	4,613,879	55,188	-	-	-	26,521,117
貿易票據	Trade bills	49,684	147,399	83,268	11,161	-	-	11,696	303,208
買賣用途資產	Trading assets	-	-	-	80,756	245,541	-	708,163	1,034,460
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	-	41,838	51,400	1,294,652	3,384,557	1,927,838	-	6,700,285
客戶貸款(附註18(a))	Advances to customers (note 18(a))	2,537,073	3,434,987	2,982,260	3,731,620	12,485,918	18,820,232	-	43,992,090
附屬公司欠款	Amounts due from subsidiaries	268,452	2,800,276	1,555,057	8,161,484	1,876,038	610,000	-	15,271,307
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	-	561,571	1,115,985	4,139,923	9,575,711	1,015,418	136,406	16,545,014
其他資產	Other assets	-	858,851	261,646	103,200	147,057	-	5,199,485	6,570,239
總資產	Total assets	4,832,001	29,696,972	10,663,495	17,577,984	27,714,822	22,373,488	6,055,750	118,914,512
負債	Liabilities								
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	148,301	1,027,257	-	-	-	-	-	1,175,558
客戶存款	Deposits from customers	21,425,554	53,124,289	11,669,352	2,898,217	215,143	-	-	89,332,555
已發行存款證	Certificates of deposit issued	-	202,189	1,315,274	788,741	803,016	-	-	3,109,220
買賣用途負債	Trading liabilities	-	-	-	-	-	-	764,982	764,982
附屬公司存款	Amounts due to subsidiaries	1,330,701	2,788,186	1,291,416	3,266,246	1,080,464	2,528,208	11	12,285,232
後償負債	Subordinated liabilities	-	-	-	-	-	-	3,123,142	3,123,142
其他負債	Other liabilities	-	830,414	205,682	327,036	46,459	-	27,798	1,437,389
總負債	Total liabilities	22,904,556	57,972,335	14,481,724	7,280,240	2,145,082	2,528,208	3,915,933	111,228,078
資產/(負債)淨差距	Net assets/(liabilities) gap	(18,072,555)	(28,275,363)	(3,818,229)	10,297,744	25,569,740	19,845,280	2,139,817	7,686,434
其中:	of which:								
債務證券	Debt securities								
－包括在買賣用途資產內	– included in trading assets	-	-	-	80,756	245,541	-	-	326,297
－包括在以公平價值誌入損益之金融資產內	– included in financial assets measured at fair value through profit or loss	-	41,838	51,400	1,294,652	3,384,557	1,927,838	-	6,700,285
－包括在可供銷售金融資產內	– included in available-for-sale financial assets	-	311,571	517,526	3,380,330	5,412,289	194,188	-	9,815,904
－包括在持有至到期日投資內	– included in held-to-maturity investments	-	250,000	598,458	759,593	4,163,422	821,230	-	6,592,703

30. 期限分析(續)

30. Maturity profile (Continued)

		即時還款 Repayable on demand	1個月內 Within 1 month	1個月以上但3個月內 Over 1 month but within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	無註明 Undated	合計 Total
		永亨銀行 The Bank 2006							
資產	**Assets**								
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	1,691,086	-	-	-	-	-	-	1,691,086
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	-	23,835,729	3,450,898	158,062	-	-	-	27,444,689
貿易票據	Trade bills	69,627	125,919	116,456	9,906	-	-	1,810	323,718
買賣用途資產	Trading assets	-	-	-	50	248	114,922	634,358	749,578
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	-	77,789	-	128,088	4,032,880	1,144,199	-	5,382,956
客戶貸款(附註18(a))	Advances to customers (note 18(a))	2,119,918	2,987,811	3,474,247	5,040,703	12,042,794	19,278,001	44,300	44,987,774
銀行同業及其他金融機構之貸款(附註18(a))	Advances to banks and other financial institutions (note 18(a))	-	-	-	31,693	15,846	-	-	47,539
附屬公司欠款	Amounts due from subsidiaries	456	100,787	60,000	4,009,436	1,450,260	1,665,000	-	7,285,939
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	-	199,761	672,791	1,941,953	15,753,291	855,797	104,004	19,527,597
其他資產	Other assets	13	915,859	246,886	80,221	78,523	-	3,008,033	4,329,535
總資產	Total assets	3,881,100	28,243,655	8,021,278	11,400,112	33,373,842	23,057,919	3,792,505	111,770,411
負債	**Liabilities**								
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	102,331	635,464	49,767	756,466	129,396	-	-	1,673,424
客戶存款	Deposits from customers	20,340,174	45,822,330	10,954,961	3,934,835	131,479	289	-	81,184,068
已發行存款證	Certificates of deposit issued	-	208,338	1,037,631	506,116	1,968,191	-	-	3,720,276
買賣用途負債	Trading liabilities	-	-	-	-	-	-	592,379	592,379
附屬公司存款	Amounts due to subsidiaries	1,002,437	5,671,805	1,970,586	3,167,646	1,767,832	2,520,334	11	16,100,651
其他負債	Other liabilities	-	684,330	217,300	356,794	32,977	-	27,512	1,318,913
總負債	Total liabilities	21,444,942	53,022,267	14,230,245	8,721,857	4,029,875	2,520,623	619,902	104,589,711
資產/(負債)淨差距	Net assets/(liabilities) gap	(17,563,842)	(24,778,612)	(6,208,967)	2,678,255	29,343,967	20,537,296	3,172,603	7,180,700
其中:	of which:								
債務證券	Debt securities								
-包括在買賣用途資產內	- included in trading assets	-	-	-	50	248	114,922	-	115,220
-包括在以公平價值誌入損益之金融資產內	- included in financial assets measured at fair value through profit or loss	-	77,789	-	128,088	4,032,880	1,144,199	-	5,382,956
-包括在可供銷售金融資產內	- included in available-for-sale financial assets	-	-	259,379	1,822,317	7,535,234	38,184	-	9,655,114
-包括在持有至到期日投資內	- included in held-to-maturity investments	-	199,761	413,413	119,636	8,218,056	817,613	-	9,768,479

31. 股本

31. Share capital

		2007	2006
註冊股本：	Authorised:		
450,000,000股(二零零六年：450,000,000股) 每股港幣1.00元之普通股	450,000,000 (2006: 450,000,000) ordinary shares of HK$1.00 each	**450,000**	450,000
實收股本：	Issued and fully paid:		
1月1日結餘	At 1st January	**294,221**	294,021
以股代息發行之股份	Shares issued in lieu of dividends	**648**	–
根據認股權計劃發行之股份	Shares issued under Share Option Scheme	**95**	200
294,964,380股(二零零六年：294,220,500股) 每股港幣1.00元之普通股	294,964,380 (2006: 294,220,500) ordinary shares of HK$1.00 each	**294,964**	294,221

普通股持有人有權收取不時宣派的股息，亦有權於本銀行的會議上按每股一票的方式投票。所有普通股在本銀行的剩餘淨資產均享有同等地位。

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Bank. All ordinary shares rank equally with regard to the Bank's residual net assets.

(a) 認股權計劃

年內，根據認股權計劃發行之普通股股份為95,000股(二零零六年：200,000股)，其價值為港幣3,982,250元(二零零六年：港幣6,327,000元)。其中港幣95,000元(二零零六年：港幣200,000元)已於股本記賬，餘數港幣3,887,250元(二零零六年：港幣6,127,000元)則撥入股本溢價賬內。於二零零七年十二月三十一日，未行使之認股權數目為990,000股(二零零六年：1,085,000股)。

(a) Share Option Scheme

During the year, options were exercised to subscribe for ordinary shares of 95,000 shares (2006: 200,000 shares) in the Bank at a consideration of HK$3,982,250 (2006: HK$6,327,000) of which HK$95,000 (2006: HK$200,000) is credited to share capital and the balance of HK$3,887,250 (2006: HK$6,127,000) is credited to the share premium account. At 31st December, 2007, the outstanding options are 990,000 shares (2006: 1,085,000 shares).

(b) 以股代息發行之股份

年內，已發行648,880股普通股，以代替截至二零零六年十二月三十一日止年度宣派之股息，代價合共港幣60,799,000元，當中港幣648,000元已於股本記賬，餘數港幣60,151,000元則撥入股本溢價賬內。

(b) Shares issued in lieu of dividends

During the year, 648,880 ordinary shares were issued in lieu of dividends declared for the year ended 31st December, 2006 at a consideration totalling HK$60,799,000 of which HK$648,000 is credited to share capital and the balance of HK$60,151,000 is credited to the share premium account.

(c) 僱員獎勵計劃

於二零零七年十二月三十一日，僱員獎勵計劃項下獎賞數目為2,195,000股(二零零六年：2,055,000股)。

(c) EIP

At 31st December, 2007, the outstanding awards under the EIP are 2,195,000 shares (2006: 2,055,000 shares).

認股權計劃及僱員獎勵計劃之詳情列於財務報表附註38內。

The details of the Share Option Scheme and the EIP are disclosed in note 38 to the financial statements.

32. 儲備

32. Reserves

		永亨銀行集團 The Group 2007							
		股本溢價 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappropriated profits	合計 Total
2007年1月1日結餘	At 1st January, 2007	378,421	215,909	2,091,513	290,806	16,634	769	6,008,442	9,002,494
匯兌調整	Exchange adjustments	-	-	394	-	-	-	-	394
根據認股權計劃發行之股份	Shares issued under Share Option Scheme	3,887	-	-	-	-	-	-	3,887
根據僱員獎勵計劃之股本溢價	Shares premium under EIP	13,870	-	-	-	-	-	-	13,870
以股代息發行之股份	Shares issued in lieu of dividends	60,151	-	-	-	-	-	-	60,151
已扣除遞延稅項之重估可供銷售金融資產之未實現虧損	Unrealised losses on revaluation of available-for-sale financial assets net of deferred tax	-	-	-	-	(36,436)	-	-	(36,436)
出售可供銷售金融資產時轉入綜合收益表之重估收益(附註6(b))	Gains on revaluation of available-for-sale financial assets transferred to consolidated income statement on disposal (note 6(b))	-	-	-	-	(13,183)	-	-	(13,183)
進重估儲備之遞延稅項	Deferred tax credited to revaluation reserve	-	-	-	318	-	-	-	318
已派股息	Dividends paid	-	-	-	-	-	-	(871,672)	(871,672)
年內可分配予本銀行股東之溢利	Profit attributable to shareholders of the Bank for the year	-	-	-	-	-	-	2,030,564	2,030,564
2007年12月31日結餘	At 31st December, 2007	456,329	215,909	2,091,907	291,124	(32,985)	769	7,167,334	10,190,387

32. 儲備(續)

32. Reserves (Continued)

		永亨銀行集團 The Group 2006							
		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappropriated profits	合計 Total
2006年1月1日結餘	At 1st January, 2006	359,929	215,909	2,090,415	281,236	14,146	769	5,059,515	8,021,919
滙兑調整	Exchange adjustments	-	-	1,098	-	-	-	-	1,098
根據認股權計劃發行之股份	Shares issued under Share Option Scheme	6,127	-	-	-	-	-	-	6,127
根據僱員獎勵計劃之股本溢價	Shares premium under EIP	12,365	-	-	-	-	-	-	12,365
已扣除遞延税項之重估可供銷售金融資產之未實現收益	Unrealised gains on revaluation of available-for-sale financial assets net of deferred tax	-	-	-	-	14,378	-	-	14,378
出售可供銷售金融資產時轉入綜合收益表之重估收益(附註6(b))	Gains on revaluation of available-for-sale financial assets transferred to consolidated income statement on disposal (note 6(b))	-	-	-	-	(11,890)	-	-	(11,890)
已扣除遞延税項之重估銀行行址之未實現收益	Unrealised gain on revaluation of bank premises net of deferred tax	-	-	-	9,570	-	-	-	9,570
已派股息	Dividends paid	-	-	-	-	-	-	(711,789)	(711,789)
年內可分配予本銀行股東之溢利	Profit attributable to shareholders of the Bank for the year	-	-	-	-	-	-	1,660,716	1,660,716
2006年12月31日結餘	At 31st December, 2006	378,421	215,909	2,091,513	290,806	16,634	769	6,008,442	9,002,494

32. 儲備(續)

32. Reserves (Continued)

		永亨銀行 The Bank 2007						
		股本溢價賬 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappropriated profits	合計 Total
2007年1月1日結餘	At 1st January, 2007	378,421	1,802,777	274,052	16,028	769	4,414,432	6,886,479
滙兌調整	Exchange adjustments	-	(403)	-	-	-	-	(403)
根據認股權計劃發行之股份	Shares issued under Share Option Scheme	3,887	-	-	-	-	-	3,887
根據僱員獎勵計劃之股本溢價	Shares premium under EIP	13,870	-	-	-	-	-	13,870
以股代息發行之股份	Shares issued in lieu of dividends	60,151	-	-	-	-	-	60,151
已扣除遞延税項之重估可供銷售金融資產之未實現虧損	Unrealised losses on revaluation of available-for-sale financial assets net of deferred tax	-	-	-	(37,615)	-	-	(37,615)
出售可供銷售金融資產時轉入收益表之重估收益	Gains on revaluation of available-for-sale financial assets transferred to income statement on disposal	-	-	-	(13,183)	-	-	(13,183)
進重估儲備之遞延税項	Deferred tax credited to revaluation reserve	-	-	318	-	-	-	318
已派股息	Dividends paid	-	-	-	-	-	(871,672)	(871,672)
年內可分配予本銀行股東之溢利	Profit attributable to shareholders of the Bank for the year	-	-	-	-	-	1,349,638	1,349,638
2007年12月31日結餘	At 31st December, 2007	456,329	1,802,374	274,370	(34,770)	769	4,892,398	7,391,470

32. 儲備(續) 32. Reserves (Continued)

		股本溢價 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappropriated profits	合計 Total
		永亨銀行 The Bank 2006						
2006年1月1日結餘	At 1st January, 2006	359,929	1,802,259	272,847	14,007	769	3,883,267	6,333,078
匯兌調整	Exchange adjustments	-	518	-	-	-	-	518
根據認股權計劃發行之股份	Shares issued under Share Option Scheme	6,127	-	-	-	-	-	6,127
根據僱員獎勵計劃之股本溢價	Shares premium under EIP	12,365	-	-	-	-	-	12,365
已扣除遞延稅項之重估可供銷售金融資產之未實現收益	Unrealised gains on revaluation of available-for-sale financial assets net of deferred tax	-	-	-	13,911	-	-	13,911
出售可供銷售金融資產時轉入收益表之重估收益	Gains on revaluation of available-for-sale financial assets transferred to income statement on disposal	-	-	-	(11,890)	-	-	(11,890)
進重估儲備之遞延稅項	Deferred tax credited to revaluation reserve	-	-	1,205	-	-	-	1,205
已派股息	Dividends paid	-	-	-	-	-	(711,789)	(711,789)
年內可分配予本銀行股東之溢利	Profit attributable to shareholders of the Bank for the year	-	-	-	-	-	1,242,954	1,242,954
2006年12月31日結餘	At 31st December, 2006	378,421	1,802,777	274,052	16,028	769	4,414,432	6,886,479

本集團於二零零七年十二月三十一日之盈餘滾存包括應佔聯營公司之累計溢利為港幣140,163,000元(二零零六年：港幣24,985,000元)及監管儲備港幣722,615,000元(二零零六年：港幣417,665,000元)。為符合香港銀行條例有關審慎監管的規定，本集團維持監管儲備，除了已確認之減值損失外，已劃定客戶貸款及所持部分投資中可能引致之損失金額。經諮詢香港金融管理局(「金管局」)，儲備的變動已直接在盈餘滾存內記賬。

The Group's unappropriated profits as at 31st December, 2007 included the accumulated profits of HK$140,163,000 (2006: HK$24,985,000) of the associated companies and a regulatory reserve of HK$722,615,000 (2006: HK$417,665,000). The regulatory reserve is maintained to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes by earmarking amounts in respect of losses which the Group will or may incur on advances to customers and certain investments held in addition to impairment losses recognised. Movements in the reserve are earmarked directly through unappropriated profits and in consultation with the Hong Kong Monetary Authority ("HKMA").

股本溢價賬目及股本贖回儲備賬目的運用，受香港公司條例第48B及49H條所規定。

The application of the share premium account and the capital redemption reserve is governed by Sections 48B and 49H of the Hong Kong Companies Ordinance.

32. 儲備(續)

一般儲備包括保留溢利轉賬及海外業務滙兌差額按附註2(k)入賬。資本儲備包括往年附屬公司發行紅股而引致保留溢利資本化及澳門永亨銀行按澳門銀行法例規定之法定儲備。重估儲備乃重估銀行行址及可供銷售金融資產之差額按附註2(l)及2(f)入賬。

資本儲備、銀行行址重估儲備、投資重估儲備及股本贖回儲備並非已實現之利潤，屬不可派發。

本銀行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

33. 資產負債表以外之風險程度

(a) 或然債務及承擔

或然債務及承擔起因於遠期資產購置、股票及證券之未繳足部分、存放遠期存款、有追索權之資產出售或其他交易，以及信貸有關工具，包括用以提供信貸的信用證、擔保及承擔。這些信貸有關工具所涉及之風險，大致與提供信貸予客戶所涉及之信貸風險相同。約定金額乃指假如合約被悉數提取而客戶違約時所涉及之風險金額。由於大部份擔保及承擔預料直至期滿止均不會被提取，合約金額總數並不代表未來之現金流量。

計算信貸風險加權金額所用之風險加權介乎0%至100%。

32. Reserves (Continued)

The general reserve was set up from the transfer of retained earnings and exchange differences arising from translation of the financial statements of overseas branches and subsidiaries (note 2(k)). The capital reserve comprises retained earnings capitalised on the issue of bonus shares by subsidiaries in prior years and a legal reserve established by Banco Weng Hang, S.A. in accordance with the banking regulations in Macau. Revaluation reserves have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of bank premises and available-for-sale financial assets (notes 2(l) and (f)).

Capital reserve, bank premises revaluation reserve, investment revaluation reserve and capital redemption reserve do not represent realised profits and are not available for distribution.

The Bank and its financial subsidiaries operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

33. Off-balance sheet exposures

(a) Contingent liabilities and commitments

Contingent liabilities and commitments arises from forward asset purchases, amounts owing on partly paid-up shares and securities, forward deposits placed, asset sales or other transactions with recourse, as well as credit-related instruments which include letters of credit, guarantees and commitments to extend credit. The risk involved in these credit-related instruments is essentially the same as the credit risk involved in extending loan facilities to customers. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contractual amounts is not representative of future cash flows.

The risk weights used in the computation of credit risk weighted amounts range from 0% to 100%.

33. 資產負債表以外之風險程度(續)

(a) 或然債務及承擔(續)

以下為每項或然債務及承擔重大類別之約定金額概要：

33. Off-balance sheet exposures (Continued)

(a) Contingent liabilities and commitments (Continued)

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
直接信貸替代項目	Direct credit substitutes	**1,375,390**	1,795,317	**2,284,471**	1,734,157
交易有關之或然債務	Transaction-related contingencies	**83,776**	133,868	**274,564**	333,868
貿易有關之或然債務	Trade-related contingencies	**1,374,174**	1,191,434	**1,178,878**	1,033,201
其他承擔：	Other commitments:				
原本期限不逾1年	With an original maturity of not more than one year	**1,151,736**	241,295	**-**	123,846
原本期限1年以上	With an original maturity over one year	**2,415,562**	2,491,796	**721,636**	1,602,006
可無條件取消	Which are unconditionally cancellable	**12,122,646**	9,475,478	**11,635,004**	9,738,573
合計	Total	**18,523,284**	15,329,188	**16,094,553**	14,565,651
信貸風險加權金額	Credit risk weighted amounts	**2,404,184**	2,659,818	**964,246**	2,712,568

(b) 衍生金融工具

(i) 衍生工具是指財務合約，其價值視乎所涉及的一項或多項基本資產或指數而定。

衍生金融工具乃來自本集團及本銀行在外匯、利率及股票等市場內所進行之遠期、掉期及期權交易而產生。

作為資產及負債管理程序其中一環，衍生金融工具亦用於管理本集團所承受之市場風險。本集團所用之主要衍生工具是利率及匯率合約(主要是場外衍生工具)。同時，本集團亦運用外匯買賣衍生工具。本集團訂立衍生工具持倉合約，大部分是滿足客戶需求，並對沖這些持倉及其他買賣用途持倉。在會計方面，衍生工具列為持作買賣或對沖用途。

(b) Derivative financial instruments

(i) Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

Derivative financial instruments arise from forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets.

Derivative financial instruments are also used to manage the Group's own exposures to market risk as part of its asset and liability management process. The principal derivatives instruments used by the Group are interest and foreign exchange rate related contracts, which are primarily over-the-counter ("OTC") derivatives. The Group also participates in exchange traded derivatives. Most of the Group's derivatives positions have been entered into to meet customer demand and to hedge these and other trading positions. For accounting purposes, derivatives are classified as either held for trading or held for hedging.

33. 資產負債表以外之風險程度(續) 33. Off-balance sheet exposures (Continued)

(b) 衍生金融工具(續) (b) Derivative financial instruments (Continued)

此等工具之名義金額是於結算當日尚未完成之交易量，及不代表風險數額。

The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk.

以下為每項衍生工具重大類別之名義金額。

The following table is a summary of the notional amounts of each significant type of derivatives.

		永亨銀行集團 The Group 2007			
		符合採用對沖會計處理方法 Qualifying for hedge accounting	與用指定以公平價值誌入損益之金融工具進行管理 Managed in conjunction with financial instruments designated at fair value through profit or loss	其他，包括持作買賣用途 Others, including held for trading	合計 Total
匯率合約	Exchange rate contracts				
遠期	Forwards	–	**2,334,014**	**41,764,025**	**44,098,039**
購入期權	Options purchased	–	–	**9,369,755**	**9,369,755**
沽出期權	Options written	–	–	**7,655,005**	**7,655,005**
利率合約	Interest rate contracts				
掉期	Swaps	**522,754**	**24,275,882**	**24,898,003**	**49,696,639**
股份合約	Equity contracts				
購入期權	Options purchased	–	–	**3,156,992**	**3,156,992**
沽出期權	Options written	–	–	**3,106,256**	**3,106,256**
信貸衍生工具合約	Credit derivative contracts				
購入信貸違約掉期	Credit defaults swaps purchased	–	–	**200,000**	**200,000**
沽出信貸違約掉期	Credit defaults swaps written	–	–	**200,000**	**200,000**
沽出信貸違約掉期一投資用途	Credit defaults swaps written-investment	–	–	**785,058**	**785,058**
沽出總回報掉期一投資用途	Total return swaps written-investment	–	–	**393,756**	**393,756**
		522,754	**26,609,896**	**91,528,850**	**118,661,500**

33. 資產負債表以外之風險程度(續) 33. Off-balance sheet exposures (Continued)

(b) 衍生金融工具(續) (b) Derivative financial instruments (Continued)

		永亨銀行集團 The Group 2006			
		符合採用對沖會計處理方法 Qualifying for hedge accounting	與用指定以公平價值誌入損益之金融工具進行管理 Managed in conjunction with financial instruments designated at fair value through profit or loss	其他，包括持作買賣用途 Others, including held for trading	合計 Total
匯率合約	Exchange rate contracts				
遠期	Forwards	–	2,261,615	58,928,290	61,189,905
購入期權	Options purchased	–	–	4,334,573	4,334,573
沽出期權	Options written	–	–	4,495,155	4,495,155
利率合約	Interest rate contracts				
掉期	Swaps	482,236	27,839,585	41,448,010	69,769,831
股份合約	Equity contracts				
購入期權	Options purchased	–	–	944,593	944,593
沽出期權	Options written	–	–	1,137,137	1,137,137
		482,236	30,101,200	111,287,758	141,871,194

33. 資產負債表以外之風險程度(續) 33. Off-balance sheet exposures (Continued)

(b) 衍生金融工具(續) (b) Derivative financial instruments (Continued)

		永亨銀行 The Bank 2007			
		符合採用對沖會計處理方法 Qualifying for hedge accounting	與用指定以公平價值誌入損益之金融工具進行管理 Managed in conjunction with financial instruments designated at fair value through profit or loss	其他，包括持作買賣用途 Others, including held for trading	合計 Total
匯率合約	Exchange rate contracts				
遠期	Forwards	–	**3,304,888**	**41,705,304**	**45,010,192**
購入期權	Options purchased	–	–	**9,369,755**	**9,369,755**
沽出期權	Options written	–	–	**7,655,005**	**7,655,005**
利率合約	Interest rate contracts				
掉期	Swaps	**522,754**	**24,695,882**	**25,054,049**	**50,272,685**
股份合約	Equity contracts				
購入期權	Options purchased	–	–	**3,156,992**	**3,156,992**
沽出期權	Options written	–	–	**3,106,256**	**3,106,256**
信貸衍生工具合約	Credit derivative contracts				
購入信貸違約掉期	Credit defaults swaps purchased	–	–	**200,000**	**200,000**
沽出信貸違約掉期	Credit defaults swaps written	–	–	**200,000**	**200,000**
沽出信貸違約掉期一投資用途	Credit defaults swaps written-investment	–	–	**785,058**	**785,058**
沽出總回報掉期一投資用途	Total return swaps written-investment	–	–	**393,756**	**393,756**
		522,754	**28,000,770**	**91,626,175**	**120,149,699**

33. 資產負債表以外之風險程度(續) 33. Off-balance sheet exposures (Continued)

(b) 衍生金融工具(續) (b) Derivative financial instruments (Continued)

		永亨銀行 The Bank 2006			
		符合採用對沖會計處理方法 Qualifying for hedge accounting	與用指定以公平價值誌入損益之金融工具進行管理 Managed in conjunction with financial instruments designated at fair value through profit or loss	其他，包括持作買賣用途 Others, including held for trading	合計 Total
匯率合約	Exchange rate contracts				
遠期	Forwards	–	2,844,139	58,880,708	61,724,847
購入期權	Options purchased	–	–	4,334,573	4,334,573
沽出期權	Options written	–	–	4,495,155	4,495,155
利率合約	Interest rate contracts				
掉期	Swaps	482,236	28,607,365	41,603,570	70,693,171
股份合約	Equity contracts				
購入期權	Options purchased	–	–	944,593	944,593
沽出期權	Options written	–	–	1,137,137	1,137,137
		482,236	31,451,504	111,395,736	143,329,476

買賣交易包括本集團及本銀行為執行客戶買賣指令或對沖此等持倉交易而承擔的金融工具盤。

The trading transactions include the Group's and the Bank's positions arising from the execution of trade orders from customers or transactions undertaken to hedge these positions.

33. 資產負債表以外之風險程度(續) 33. Off-balance sheet exposures (Continued)

(b) 衍生金融工具(續) Derivative financial instruments (Continued)

(ii) 衍生金融工具之運用 Use of derivative financial instruments

(1) 作為對沖工具 *as hedging instruments*

按產品類別區分，本集團及本銀行持作對沖用途的衍生金融工具之公平價值概要如下：

The following is a summary of the fair values of derivative financial instruments held for hedging purposes by type of derivatives entered into by the Group and the Bank:

		永亨銀行集團 The Group			
		2007		2006	
		資產 Assets	負債 Liabilities	資產 Assets	負債 Liabilities
利率合約 (附註18(a)及28)	Interest rate contracts (notes 18(a) & 28)	**783**	**15,052**	7,420	7,708

		永亨銀行 The Bank			
		2007		2006	
		資產 Assets	負債 Liabilities	資產 Assets	負債 Liabilities
利率合約 (附註18(a)及28)	Interest rate contracts (notes 18(a) & 28)	**783**	**15,052**	7,420	7,708

利率掉期合約主要用作公平價值對沖，以對沖因市場利率變動而導致資產公平價值改變之風險。

Interest rate swaps are used principally as fair value hedges to protect against changes in the fair value of assets due to movements in market interest rates.

(2) 作為買賣工具 *as trading instruments*

按產品類別區分，本集團及本銀行持作買賣用途的衍生金融工具之公平價值概要如下：

The following is a summary of the fair values of derivative financial instruments held for trading purposes by type of derivatives entered into by the Group and the Bank:

		永亨銀行集團 The Group			
		2007		2006	
		資產 Assets	負債 Liabilities	資產 Assets	負債 Liabilities
匯率合約	Exchange rate contracts	**206,279**	**156,466**	169,917	112,748
利率合約	Interest rate contracts	**275,183**	**387,402**	416,823	458,867
股份合約	Equity contracts	**192,174**	**192,495**	15,096	17,229
信貸衍生工具合約	Credit derivative contracts	**1,431**	**28,981**	2,854	2,055
合計(附註16及27)	Total (notes 16 and 27)	**675,067**	**765,344**	604,690	590,899

33. 資產負債表以外之風險程度(續) 33. Off-balance sheet exposures (Continued)

(b) 衍生金融工具(續) (b) Derivative financial instruments (Continued)

(ii) 衍生金融工具之運用(續) (ii) Use of derivative financial instruments (Continued)

(2) 作為買賣工具(續) (2) as trading instruments (Continued)

		永亨銀行 The Bank 2007 資產 Assets	2007 負債 Liabilities	2006 資產 Assets	2006 負債 Liabilities
匯率合約	Exchange rate contracts	**204,464**	**155,513**	169,070	112,733
利率合約	Interest rate contracts	**282,857**	**387,993**	433,813	460,362
股份合約	Equity contracts	**192,174**	**192,495**	15,096	17,229
信貸衍生工具合約	Credit derivative contracts	**1,431**	**28,981**	2,854	2,055
合計(附註16及27)	Total (notes 16 and 27)	**680,926**	**764,982**	620,833	592,379

(iii) 衍生金融工具的剩餘年期 (iii) Remaining life of derivative financial instruments

下表為本集團衍生工具於結算日的名義金額，按其剩餘到期日的分析。

The following tables provide an analysis of the notional amounts of derivatives of the Group by relevant maturity groupings based on the remaining periods to settlement at the balance sheet date.

永亨銀行集團 The Group **2007**

		1年內 Within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	合計 Total
匯率合約	Exchange rate contracts	**55,999,003**	**5,123,796**	**–**	**61,122,799**
利率合約	Interest rate contracts	**28,180,057**	**15,945,087**	**5,571,495**	**49,696,639**
股份合約	Equity contracts	**6,263,248**	**–**	**–**	**6,263,248**
信貸衍生工具合約	Credit derivative contracts	**593,756**	**985,058**	**–**	**1,578,814**
		91,036,064	**22,053,941**	**5,571,495**	**118,661,500**

永亨銀行集團 The Group 2006

		1年內 Within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	合計 Total
匯率合約	Exchange rate contracts	67,736,026	2,283,607	–	70,019,633
利率合約	Interest rate contracts	27,692,840	40,299,171	1,777,820	69,769,831
股份合約	Equity contracts	2,081,730	–	–	2,081,730
		97,510,596	42,582,778	1,777,820	141,871,194

33. 資產負債表以外之風險程度(續) 33. Off-balance sheet exposures (Continued)

(b) 衍生金融工具(續) (b) Derivative financial instruments (Continued)

(iii) 衍生金融工具的剩餘年期(續) (iii) Remaining life of derivative financial instruments (Continued)

永亨銀行 The Bank 2007

		1年內 Within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	合計 Total
匯率合約	Exchange rate contracts	**56,911,156**	**5,123,796**	**–**	**62,034,952**
利率合約	Interest rate contracts	**28,531,103**	**16,095,087**	**5,646,495**	**50,272,685**
股份合約	Equity contracts	**6,263,248**	**–**	**–**	**6,263,248**
信貸衍生工具合約	Credit derivative contracts	**593,756**	**985,058**	**–**	**1,578,814**
		92,299,263	**22,203,941**	**5,646,495**	**120,149,699**

永亨銀行 The Bank 2006

		1年內 Within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	合計 Total
匯率合約	Exchange rate contracts	68,270,968	2,283,607	–	70,554,575
利率合約	Interest rate contracts	28,080,620	40,759,731	1,852,820	70,693,171
股份合約	Equity contracts	2,081,730	–	–	2,081,730
		98,433,318	43,043,338	1,852,820	143,329,476

(c) 信貸風險加權金額如下： (c) The credit risk weighted amounts are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
匯率合約	Exchange rate contracts	**400,773**	219,406	**399,651**	219,879
利率合約	Interest rate contracts	**96,040**	152,106	**96,040**	156,190
股份合約	Equity contracts	**284,956**	34,342	**284,956**	34,342
信貸衍生工具合約	Credit derivative contracts	**43,035**	–	**43,035**	–
		824,804	405,854	**823,682**	410,411

計算信貸風險加權平均數額所用之風險加權介乎0%至100%。此等數額並未計及雙邊淨額安排之影響。

The risk weights used in the computation of credit risk weighted average amounts range from 0% to 100%. These amounts do not take into account the effects of bilateral netting arrangements.

33. 資產負債表以外之風險程度(續) 33. Off-balance sheet exposures (Continued)

(d) 資本承擔 Capital commitments

於二零零七年十二月三十一日為購置有形固定資產而並未在財務報表中作出準備之資本承擔如下：

Capital commitments for acquisition of tangible fixed assets outstanding at 31st December, 2007 not provided for in the financial statements are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
已核准及簽訂合約之開支	Expenditure authorised and contracted for	**18,003**	44,934	**15,271**	36,920
已核准惟未簽訂合約之開支	Expenditure authorised but not contracted for	**–**	–	**–**	–
		18,003	44,934	**15,271**	36,920

(e) 租賃承擔 Lease commitments

於二零零七年十二月三十一日，根據不可撤銷的經營租賃，未來最低應付租賃款項總額如下：

At 31st December, 2007, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
物業	Properties				
1年內	Within 1 year	**36,623**	28,785	**20,310**	25,621
1年以上但5年內	After 1 year but within 5 years	**28,575**	25,366	**13,797**	23,460
5年以上	After 5 years	**4,260**	5,459	**–**	5,459
		69,458	59,610	**34,107**	54,540
其他	Others				
1年內	Within 1 year	**421**	247	**150**	50
1年以上但5年內	After 1 year but within 5 years	**324**	16	**100**	15
5年以上	After 5 years	**–**	–	**–**	–
		745	263	**250**	65

本集團以經營租賃形式租入多項物業和設備。租賃年期初定1年至10年，屆滿後可再續約但其他條款須另議。所付租賃款項通常按年調整以反映市值租金。所有租約並不包括或然租金。

The Group leases a number of properties and items of equipment under operating leases. The leases run for an initial period of one to ten years, with an option to renew the lease when all terms are renegotiated. Lease payments are periodically adjusted to reflect market rentals. None of the leases includes contingent rentals.

34. 綜合現金流量表附註

34. Notes to the consolidated cash flow statement

(a) 營業溢利與來自營業活動之淨現金流入對賬表

(a) Reconciliation of operating profit to net cash inflow from operating activities

		永亨銀行集團 The Group 2007	2006
營業溢利	Operating profit	**1,984,405**	1,862,305
折舊(附註5(f))	Depreciation (note 5(f))	**90,516**	81,242
僱員獎勵計劃成本(附註5(f))	EIP cost (note 5(f))	**13,870**	12,365
後償負債利息支出(附註5(b))	Interest expense on subordinated liabilities (note 5(b))	**264,804**	134,029
以公平價值誌入損益之後償負債之公平價值變動	Change in fair value of subordinated liabilities measured at fair value through profit or loss	**18,938**	–
已付利得稅	Profits tax paid	**(308,831)**	(266,060)
原本期限為三個月或以上之政府債券變動	Change in treasury bills with original maturity of three months or above	**990,113**	(943,831)
原本期限為三個月或以上之定期存放銀行同業、中央銀行及其他金融機構款項變動	Change in placements with banks, central banks and other financial institutions with original maturity of three months or above	**(1,790,440)**	(3,064,415)
貿易票據變動	Change in trade bills	**7,004**	281,826
持有之存款證變動	Change in certificates of deposit held	**70,660**	–
買賣用途資產變動	Change in trading assets	**(296,365)**	172,872
以公平價值誌入損益之金融資產變動	Change in financial assets measured at fair value through profit or loss	**(1,317,329)**	541,468
客戶貸款及其他賬項變動	Change in advances to customers and other accounts	**(10,504,764)**	(5,231,375)
銀行同業、中央銀行及其他金融機構之存款變動	Change in deposits and balances of banks, central banks and other financial institutions	**(2,824,019)**	(24,937)
客戶存款變動	Change in deposits from customers	**11,840,534**	16,393,495
已發行存款證變動	Change in certificates of deposit issued	**(1,160,335)**	(109,036)
買賣用途負債變動	Change in trading liabilities	**174,445**	(275,063)
其他賬項及準備變動	Change in other accounts and provision	**290,727**	778,448
因營業活動（流出）／流入之現金淨額	Net cash (outflow)/inflow from operating activities	**(2,456,067)**	10,343,333

34. 綜合現金流量表附註(續)

34. Notes to the consolidated cash flow statement (Continued)

(b) 收購附屬公司

於二零零七年一月三十一日，本銀行以現金代價港幣1,400,000,000元收購英利信用財務有限公司(「英利」)全部股本權益。英利為一間於香港註冊成立之接受存款公司。該新購入附屬公司於本年度帶來收購後除稅前溢利港幣115,081,000元。假設於二零零七年一月一日進行是項收購，本集團就截至二零零七年十二月三十一日止年度估計營業收入及除稅前溢利應分別達港幣3,306,593,000元及港幣2,350,230,000元。

於收購日期購入之淨資產如下：

(b) Acquisition of a subsidiary

On 31st January, 2007, the Bank acquired the entire equity interest in Inchroy Credit Corporation Limited ("Inchroy"), a deposit-taking company incorporated in Hong Kong, at a consideration of HK$1,400,000,000, satisfied in cash. The newly acquired subsidiary has contributed post-acquisition profit before taxation for the year amounting to HK$115,081,000. If the acquisition had occurred on 1st January, 2007, the Group's estimated operating income and profit before taxation would have been HK$3,306,593,000 and HK$2,350,230,000 respectively for the year ended 31st December, 2007.

The net assets acquired at the date of acquisition are as follows:

		2007
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	**22,062**
定期存放銀行同業、中央銀行及其他金融機構款項	Placement with banks, central banks and other financial institutions	**32,879**
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	**115,665**
客戶貸款及其他賬項	Advances to customers and other accounts	**5,566,963**
有形固定資產	Tangible fixed assets	**1,358**
可收回本期税項	Current tax recoverable	**4,486**
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	**(3,872,701)**
客戶存款	Deposits from customers	**(61,505)**
已發行存款證	Certificates of deposit issued	**(754,236)**
遞延税項負債	Deferred tax liabilities	**(97,055)**
其他賬項及準備	Other accounts and provisions	**(13,941)**
可辨別之淨資產及淨負債	Net identifiable assets and liabilities	**943,975**
綜合賬目產生之正商譽(附註23)	Positive goodwill arising from consolidation (note 23)	**459,008**
以現金支付之收購代價	Purchase consideration paid, satisfied in cash	**1,400,000**
以現金支付與收購有關之直接成本	Direct costs relating to the acquisition, satisfied in cash	**2,983**
減：收購附屬公司之現金及等同現金	Less: Cash and cash equivalents of the subsidiary acquired	**(54,535)**
收購附屬公司之淨現金流出	Net cash outflow in respect of the purchase of a subsidiary	**1,348,448**

34. 綜合現金流量表附註(續)

34. Notes to the consolidated cash flow statement (Continued)

(c) 現金及等同現金項目與綜合資產負債表之對賬

(c) Reconciliation of cash and cash equivalents with the consolidated balance sheet

		永亨銀行集團 The Group 2007	永亨銀行集團 The Group 2006 (重報) (restated)
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	**3,306,767**	2,253,725
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	**28,942,740**	27,525,225
政府債券	Treasury bills	**2,893,910**	2,684,233
於綜合資產負債表內之金額	Amounts shown in the consolidated balance sheet	**35,143,417**	32,463,183
減：原本期限為三個月或以上之數額	Less: Amounts with an original maturity of three months or above	**(6,494,807)**	(5,694,480)
即時還款之銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions that are repayable on demand	**(148,103)**	(71,552)
於綜合現金流量表內之現金及等同現金項目	Cash and cash equivalents in the consolidated cash flow statement	**28,500,507**	26,697,151

35. 分項報告

35. Segment reporting

(a) 業務分項

(a) Business segments

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及消費信貸業務。

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

企業銀行業務包括工商業貸款、貿易融資及機構銀行業務。

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

財資業務包括外匯買賣、證券投資及交易買賣。

Treasury activities include foreign exchange services, management of investment securities and trading activities.

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

Other business activities include insurance businesses, stockbroking activities and services for retirement schemes.

未分類的業務項目主要包括股東資金、行址投資、投資物業及其他未能合理分配予特定業務分類的業務活動。

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

35. 分項報告(續)

(a) 業務分項(續)

35. Segment reporting (Continued)

(a) Business segments (Continued)

		永亨銀行集團 The Group 2007						
		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Others	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
淨利息收入	Net interest income	1,675,442	480,454	69,837	2,265	189,536	-	2,417,534
非利息收入	Non-interest income	638,520	124,629	(95,913)	193,384	13,505	-	874,125
跨業務收入/(支出)	Inter-segment income/ (expense)	-	-	-	-	61,541	(61,541)	-
營業收入	Operating income	2,313,962	605,083	(26,076)	195,649	264,582	(61,541)	3,291,659
營業支出	Operating expenses	(824,676)	(209,274)	(36,557)	(91,432)	(143,785)	-	(1,305,724)
跨業務(支出)/收入	Inter-segment (expense)/ income	(54,836)	(3,112)	(994)	(2,599)	-	61,541	-
扣除貸款減值損失及準備前之營業溢利/(虧損)	Operating profit/(loss) before impairment losses and allowances charged on loans and advances	1,434,450	392,697	(63,627)	101,618	120,797	-	1,985,935
貸款減值損失及準備(提撥)/回撥	Impairment losses and allowances (charged)/ released for loans and advances	(21,008)	19,532	-	(54)	-	-	(1,530)
營業溢利	Operating profit	1,413,442	412,229	(63,627)	101,564	120,797	-	1,984,405
重估投資物業及出售有形固定資產之收益/(虧損)	Gains/(losses) on revaluation of investment properties and disposal of tangible fixed assets	(2,117)	(1,570)	(132)	(288)	209,039	-	204,932
出售可供銷售金融資產之收益/(虧損)	Gains/(losses) on disposal of available-for-sale financial assets	-	-	(55)	39,763	-	-	39,708
應佔聯營公司之淨溢利	Share of net profits of associated companies	-	-	-	115,082	96	-	115,178
除稅前溢利	Profit before taxation	1,411,325	410,659	(63,814)	256,121	329,932	-	2,344,223
折舊(附註5(f))	Depreciation (note 5(f))	33,952	7,948	3,338	672	44,606	-	90,516
分項資產	Segment assets	59,560,670	28,502,796	23,736,201	211,176	27,348,230	-	139,359,073
聯營公司投資	Investments in associated companies	-	-	-	290,415	7,774	-	298,189
總資產	Total assets	59,560,670	28,502,796	23,736,201	501,591	27,356,004	-	139,657,262
總負債	Total liabilities	117,656,364	5,148,228	1,013,087	35,124	5,296,423	-	129,149,226
資本支出	Capital expenditure	576,666	65,963	251	529	259,179	-	902,588

35. 分項報告(續) / 35. Segment reporting (Continued)

(a) 業務分項(續) / (a) Business segments (Continued)

		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Others	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
		永亨銀行集團 The Group 2006						
淨利息收入/(支出)	Net interest income/ (expense)	1,455,093	473,035	(8,186)	2,389	203,567	-	2,125,898
非利息收入	Non-interest income	427,272	78,781	156,439	99,944	49,113	-	811,549
跨業務收入/(支出)	Inter-segment income/ (expense)	-	-	-	-	62,171	(62,171)	-
營業收入	Operating income	1,882,365	551,816	148,253	102,333	314,851	(62,171)	2,937,447
營業支出	Operating expenses	(690,193)	(150,562)	(27,708)	(50,545)	(155,361)	-	(1,074,369)
跨業務(支出)/收入	Inter-segment (expense)/ income	(55,745)	(3,062)	(894)	(2,470)	-	62,171	-
扣除貸款減值損失及準備前之營業溢利	Operating profit before impairment losses and allowances charged on loans and advances	1,136,427	398,192	119,651	49,318	159,490	-	1,863,078
貸款減值損失及準備(提撥)/回撥	Impairment losses and allowances (charged)/ released for loans and advances	(26,787)	26,134	-	(120)	-	-	(773)
營業溢利	Operating profit	1,109,640	424,326	119,651	49,198	159,490	-	1,862,305
重估投資物業及出售有形固定資產之收益/(虧損)	Gains/(losses) on revaluation of investment properties and disposal of tangible fixed assets	(698)	(73)	(2)	(88)	55,083	-	54,222
出售可供銷售金融資產之收益	Gains on disposal of available-for-sale financial assets	1,132	-	12,221	420	-	-	13,773
應佔聯營公司之淨溢利/(虧損)	Share of net profits/losses) of associated companies	-	-	-	51,252	(301)	-	50,951
除稅前溢利	Profit before taxation	1,110,074	424,253	131,870	100,782	214,272	-	1,981,251
折舊(附註5(f))	Depreciation (note 5(f))	29,856	5,283	2,740	801	42,562	-	81,242
分項資產	Segment assets	45,126,008	24,849,597	25,658,545	108,148	26,210,363	-	121,952,661
聯營公司投資	Investments in associated companies	-	-	-	190,227	7,679	-	197,906
總資產	Total assets	45,126,008	24,849,597	25,658,545	298,375	26,218,042	-	122,150,567
總負債	Total liabilities	97,070,598	2,415,551	617,992	23,875	12,705,828	-	112,833,844
資本支出	Capital expenditure	88,261	7,708	571	689	157,999	-	255,228

35. 分項報告(續)

(b) 區域分項

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責匯報業績或將資產及負債入賬之本銀行分行所在地而劃分。

35. Segment reporting (Continued)

(b) Geographical segments

The information concerning geographical segments has been classified by the geographical location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the geographical location of the branch responsible for reporting the results or booking the assets and liabilities.

永亨銀行集團
The Group
2007

		香港 Hong Kong	澳門 Macau	中國內地 Mainland China	其他 Others	減：跨區域收支抵銷 Less: inter-segment elimination	合計 Total
總營業收入	Total operating income	**2,627,092**	**546,152**	**292,715**	**18,900**	**(193,200)**	**3,291,659**
除税前溢利	Profit before taxation	**1,908,135**	**372,087**	**156,651**	**16,150**	**(108,800)**	**2,344,223**
總資產	Total assets	**116,376,217**	**20,589,836**	**12,041,332**	**7,883,939**	**(17,234,062)**	**139,657,262**
總負債	Total liabilities	**99,956,395**	**19,275,080**	**10,656,676**	**7,668,117**	**(8,407,042)**	**129,149,226**
或然債務及承擔 (附註33(a))	Contingent liabilities and commitments (note 33(a))	**15,536,603**	**3,174,117**	**1,812,711**	**-**	**(2,000,147)**	**18,523,284**
資本支出	Capital expenditure	**748,514**	**87,311**	**66,763**	**-**	**-**	**902,588**

永亨銀行集團
The Group
2006

		香港 Hong Kong	澳門 Macau	中國內地 Mainland China	其他 Others	減：跨區域收支抵銷 Less: inter-segment elimination	合計 Total
總營業收入	Total operating income	2,406,726	416,198	169,581	21,375	(76,433)	2,937,447
除税前溢利	Profit before taxation	1,652,911	276,285	63,759	18,283	(29,987)	1,981,251
總資產	Total assets	103,722,627	18,274,017	8,756,735	7,756,592	(16,359,404)	122,150,567
總負債	Total liabilities	86,948,109	17,188,389	8,543,126	7,506,361	(7,352,141)	112,833,844
或然債務及承擔 (附註33(a))	Contingent liabilities and commitments (note 33(a))	12,974,688	2,298,288	971,802	-	(915,590)	15,329,188
資本支出	Capital expenditure	174,999	72,344	7,885	-	-	255,228

36. 重大關連人士交易

(a) 主要股東

本年度內，本集團與本銀行之主要股東The Bank of New York Mellon Corporation(於二零零七年七月一日前稱為美國紐約銀行集團)及其附屬公司之交易，均按一般正常業務及商業條件進行。年內之收支、資產負債表內之平均結餘及結算日結餘詳列如下：

36. Material related party transactions

(a) Substantial shareholder

During the year, transactions with The Bank of New York Mellon Corporation (formerly known as The Bank of New York Company Inc. before 1st July, 2007) ("BNY"), a substantial shareholder of the Bank, or its subsidiaries are entered into by the Group in the ordinary course of business and on normal commercial terms. The income and expenses for the year, average on-balance sheet outstanding for the year and on-balance sheet outstanding at the balance sheet date are:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
(i) 年內之收入及支出	(i) Income and expense for the year				
利息收入	Interest income	**13,080**	8,333	**13,080**	8,333
利息支出	Interest expense	**2,172**	1,454	**2,172**	1,454
(ii) 年內之資產負債表內之平均結餘	(ii) Average on-balance sheet outstanding for the year				
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	**102,961**	105,253	**99,512**	101,334
定期存放銀行同業、中央銀行及其他金融機構款項	Placement with banks, central banks and other financial institutions	**205,633**	109,056	**205,633**	109,056
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	**55,506**	43,853	**54,216**	42,614
(iii) 資產負債表內之結算日結餘	(iii) On-balance sheet outstanding at the balance sheet date				
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	**28,883**	48,609	**25,737**	45,948
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	**214,365**	106,807	**214,365**	104,899

36. 重大關連人士交易(續)

(b) 少數股東權益持有人

於一九九五年六月三十日，本銀行擁有65%股權之附屬公司永亨蘇黎世保險有限公司(「永蘇保險」)與蘇黎世保險有限公司(「蘇黎世保險」)之全資附屬公司瑞泰保險管理(香港)有限公司(「瑞泰保險」)簽署一項管理合約。根據此項管理合約，瑞泰保險將負責永蘇保險有關保險業務之管理工作。蘇黎世保險為永蘇保險之主要股東，佔該公司已發行股本35%。於二零零七年二月七日，此管理合約已延長兩年，由二零零七年一月一日至二零零八年十二月三十一日終止。此項重訂管理費用按所收保險費之百分率而釐定。根據此項管理合約，永蘇保險付予瑞泰保險港幣4,348,000元(二零零六年：港幣5,312,000元)管理費用。

本銀行的核數師已出具信函向董事會表明：

(i) 該等交易已獲董事會批准；

(ii) 該等交易的價值符合管理合約所述的定價標準；

(iii) 該等交易的條款是按照管理合約的有關條款訂立；及

(iv) 該等交易的金額上限未在先前的公告中披露。

本銀行的獨立非執行董事認為，該等交易是按一般商業條款在本銀行的正常業務往來中訂立，並符合管理合約的有關條款，因而是公平和合理的，並符合本銀行股東的利益。

36. Material related party transactions (Continued)

(b) Minority interest holder

On 30th June, 1995, Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 percent owned subsidiary of the Bank, entered into a Management Agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance"), a wholly own subsidiary of Zurich Insurance Limited ("Zurich Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. Zurich Insurance is a substantial shareholder of WHZ Insurance holding 35 percent of WHZ Insurance's issued share capital. On 7th February, 2007, the Management Agreement was extended for two years from 1st January, 2007 to 31st December, 2008. The revised management fee is based on a certain percentage of gross written premiums received. Under the Management Agreement, WHZ Insurance pays to Swiss Insurance an amount of HK$4,348,000 (2006: HK$5,312,000), being the contractual management fees payable during the year.

The auditors of the Bank have confirmed to the Board of Directors in writing that:

(i) The transactions have been approved by the Board of Directors;

(ii) The transactions have been entered into for considerations consistent with the pricing policies as stated in the Management Agreement;

(iii) The transactions have been entered into in accordance with the terms of the Management Agreement; and

(iv) No cap was disclosed in the previous announcement.

The independent non-executive directors of the Bank considered the above transactions were in line with the normal course of business for the Bank on normal commercial terms in accordance with the Management Agreement that was considered fair and reasonable and in the interests of the shareholders.

36. 重大關連人士交易(續)

36. Material related party transactions (Continued)

(c) 附屬公司

年內，本銀行與其下擁有之附屬公司之交易，均按一般正常業務及商業條件進行。年內之收支、資產負債表內之平均結餘及結算日資產負債表內外結餘詳列如下：

(c) Subsidiaries

During the year, the Bank entered into the transactions with subsidiaries owned by the Bank in the ordinary course of business and on normal commercial terms. The income and expenses for the year, average on-balance sheet outstanding for the year, on-balance sheet and off-balance sheet outstanding at the balance sheet date are:

		永亨銀行 The Bank 2007	2006
(i) 年內之收入及支出	(i) Income and expense for the year		
利息收入	Interest income	**530,096**	307,933
利息支出	Interest expense	**649,473**	652,629
(ii) 年內之資產負債表內之平均結餘	(ii) Average on-balance sheet outstanding for the year		
附屬公司欠款	Amounts due from subsidiaries	**11,063,337**	6,412,937
附屬公司存款	Amounts due to subsidiaries	**13,152,706**	14,094,649
(iii) 資產負債表內之結算日結餘	(iii) On-balance sheet outstanding at the balance sheet date		
附屬公司欠款	Amounts due from subsidiaries	**15,271,307**	7,285,939
附屬公司存款	Amounts due to subsidiaries	**12,285,232**	16,100,651
(iv) 資產負債表外之結算日結餘（合約金額）	(iv) Off-balance sheet outstanding (contract amounts) at the balance sheet date		
直接信貸替代項目	Direct credit substitutes	**12,712**	12,666
交易有關之或然債務	Transaction-related contingencies	**200,000**	200,000
貿易有關之或然債務	Trade-related contingencies	**39,862**	49,326
其他承擔	Other commitments	**622,140**	684,140

(d) 聯營公司

本集團貸予聯營公司之款項港幣62,000,000元並無抵押、免息及須於二零零八年十二月償還。於結算日，該貸款尚欠港幣10,533,000元(二零零六年：港幣62,000,000元)。

年內，本集團出售部分銀行行址予聯營公司香港人壽保險有限公司和聯營公司之附屬公司銀聯信託有限公司，代價分別為港幣143,000,000元及港幣293,215,000元。同時，本集團於截至二零零七年十二月三十一日止年度錄得除稅前收益合共港幣154,140,000元。年內，為資助購入本集團銀行行址，本集團向上述各公司提供有抵押貸款合共達港幣131,355,000元(二零零六年：無)。以上貸款年息按香港銀行同業拆息加0.55%計算，還款期為二零一二年，但有權選擇將期限延至二零一七年。

(d) Associated companies

The Group provided an unsecured and interest-free loan of HK$62,000,000 to an associated company which is repayable in December 2008. At the balance sheet date, the outstanding amount of the loan is HK$10,533,000 (2006: HK$62,000,000).

During the year, the Group has disposed certain of its bank premises to Hong Kong Life Insurance Limited, its associated company, and Bank Consortium Trust Company Limited, a subsidiary of its associated company, at considerations of HK$143,000,000 and HK$293,215,000 respectively and the Group recorded a pre-tax gain totalling HK$154,140,000 during the year ended 31st December, 2007. To finance the purchase of the Group's bank premise, the Group has provided secured loans to each of these companies totalling HK$131,355,000 during the year (2006: nil). These loans bear interest rate at 0.55% per annum over HIBOR and are repayable by 2012 with an option to extend the repayment period to 2017.

36. 重大關連人士交易(續)

36. Material related party transactions (Continued)

(e) 主要行政人員

年內，本集團與主要行政人員及其直系親屬、及受這些人士所控制的公司或其具有重大影響力的公司進行多項交易。所有交易均按照一般正常業務及與一般同等信用水平之客戶相若的條款及規定進行。年內之利息收入、利息支出及酬金、資產負債表內之平均結餘及結算日結餘詳列如下：

(e) Key management personnel

During the year, the Group entered into a number of transactions with the Group's key management personnel and their close family members and companies controlled or significantly influenced by them. All the transactions are in the ordinary course of business and under terms and conditions normally applicable to customers of comparable standing. The interest income, interest expenses and emoluments for the year, average on-balance sheet outstanding for the year and on-balance sheet outstanding at the balance sheet date are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
(i) 年內之收入及支出	(i) Income and expense for the year				
利息收入	Interest income	**27,718**	30,159	**27,647**	30,078
利息支出	Interest expense	**55,161**	36,814	**55,160**	35,866
(ii) 年內之資產負債表內之平均結餘	(ii) Average on-balance sheet outstanding for the year				
客戶貸款	Advances to customers	**495,163**	550,981	**493,748**	549,450
客戶存款	Deposits from customers	**1,338,658**	892,011	**1,338,605**	867,278
(iii) 資產負債表內之結算日結餘	(iii) On-balance sheet outstanding at the balance sheet date				
客戶貸款	Advances to customers	**459,546**	528,757	**458,187**	527,277
客戶存款	Deposits from customers	**1,620,200**	974,236	**1,620,089**	963,722

(iv) 年內之酬金

主要行政人員之酬金，包括附註10所披露應付銀行董事款項及附註11所披露應付若干最高受薪僱員款項，現列如下：

(iv) Emoluments for the year

Remuneration for key management personnel, including amounts paid to the Bank's directors as disclosed in note 10 and certain of the highest paid employees as disclosed in note 11, is as follows:

		2007	2006
短期僱員福利	Short-term employee benefits	**47,328**	39,113
離職後福利	Post-employment benefits	**2,212**	1,648
股份獎勵福利	Equity compensation benefits	**8,882**	9,028
		58,422	49,789

36. 重大關連人士交易(續)

36. Material related party transactions (Continued)

(f) 董事及高級職員貸款

遵照香港《公司條例》第161B(9)條規定，貸予董事及高級職員之貸款詳情如下：

(f) Loans to officers

Particulars of loans to officers disclosed pursuant to Section 161B(9) of the Hong Kong Companies Ordinance are as follows:

		永亨銀行集團及永亨銀行 The Group and the Bank	
		2007	2006
於12月31日之貸款總數	Aggregate amount of relevant loans outstanding at 31st December	**264,102**	398,019
全年貸款最高總數	The maximum aggregate amount of relevant loans outstanding during the year	**416,113**	479,419

(g) 年內，概無就任何上述貸予關連人士之款項作出任何減值損失準備(二零零六年：無)。

(g) During the year, no allowance for impairment losses has been made in respect of the above advances to related parties (2006: nil).

37. 風險管理

本集團已制定政策、程序及限額，以管理本集團所承受的不同種類風險。本集團具備多項風險管理系統及管理資訊系統，以識別、計量、監察及控制信貸風險、流動資金風險、市場風險及營運風險。該等風險管理政策、程序及限額乃經董事會或經指定之委員會核准，並由與風險管理有關之委員會，如授信委員會及資產負債管理委員會，監管及作定期檢討。內部核數員會進行定期稽核及獨立檢查，以確保該等政策及程序能得以遵從。

本附註列報本集團對上述各項風險承擔、風險衡量及管理的目標、政策和程序，以及資本管理等資料。

37. Management of risks

The Group has established policies, procedures and limits to manage various types of risk that the Group is exposed to. Risk management processes and management information systems are in place to identify measure, monitor and control credit risk, liquidity risk, market risk and operational risk. The risk management policies, procedures and limits are approved by the Board of Directors or its designated committee, and are monitored and reviewed regularly by relevant risk management committees, such as the Credit Committee and the Asset and Liability Management Committee ("ALMCO"). Internal auditors perform regular audits and independent checking to ensure compliance with the policies and procedures.

This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies and processes for measuring and managing risks, and the Group's management of capital.

37. 風險管理(續)

(a) 信貸風險管理

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。董事會已授權由本銀行之董事長兼行政總裁任主席的授信委員會以執行信貸風險管理。

信貸風險管理是獨立於其他業務，監管信貸政策的應用及實行及確保信貸評估及批核的質素。本集團的信貸政策制定了授予信貸的準則、信貸批核與監察的程序、貸款分類系統及減值的政策，並根據《香港銀行業條例》、金管局發出的指引及香港會計師公會發出的會計準則，來制定對大額信貸及減值的政策。

信貸風險管理指引已載於本集團的貸款手冊，並經由授信委員會定期覆核及批核。貸款手冊內包括為信貸權限授權、授信標準、信貸監管程序、貸款分類系統、信貸追收及減值政策。

(i) 企業信貸風險

企業信貸風險分散覆蓋企業、中型借款人及中小企業。大型企業之風險主要集中在高評價客戶。管理信貸風險的主要手法為信貸核准過程。本集團有多項政策及程序，以評估特定交易對手或交易的潛在信貸風險，以及決定批核有關交易與否。就企業客戶而言，本集團已制定一套適用於所有交易對手的定期而詳盡之信貸覆核系統。本集團亦已就個別行業及不同的借款人和借款人團體設立風險承擔限額，不論風險是貸款風險或非資金風險。本集團亦已釐定檢討程序，確保按照貸款的規模和風險評級，為貸款進行適當的檢討和核准。

37. Management of risks (Continued)

(a) Credit risk management

Credit risk arises from the possibility that the counterparty in a transaction may default. It arises from the lending, trade finance, treasury, derivatives and other activities undertaken by the Group. The Board of Directors has delegated the Group's credit risk management to the Credit Committee, which is chaired by the Bank's Chairman and Chief Executive.

The credit risk management function is independent of the business units. It oversees the implementation of credit policies and ensures the quality of credit evaluation and approval. Credit approval is conducted in accordance with the Group's credit policy, which defines the credit extension criteria, the credit approval and monitoring processes, the loan classification system and impairment policy. The credit policy also takes into account the requirements of the Hong Kong Banking Ordinance, guidelines issued by the HKMA and accounting standards issued by the HKICPA with respect to large exposures and impairment requirements.

Guidelines to manage credit risk have been laid down in the Group's Loaning Manual, which is regularly reviewed and approved by the Credit Committee. The Loaning Manual covers the delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and impairment policy.

(i) Corporate credit risk

The corporate credit exposures are diversified among corporates, middle market borrowers and SMEs. The large corporate exposures are generally concentrated among highly rated customers. The principal means of managing credit risk is the credit approval process. The Group has policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For corporate clients, the Group has a detailed credit review system that is applied to each counterparty on a regular basis. The Group also has limits for exposure to individual industries and for borrowers and groups of borrowers, regardless of whether the exposure is in the form of loans or non-funded exposures. The Group also has a review process that ensures the proper level of review and approval depending on the size of the facility and risk grading of the credit.

37. 風險管理(續)

(a) 信貸風險管理(續)

(i) 企業信貸風險(續)

本集團持續進行多個層次的信貸覆核和監控。有關的信貸政策乃旨在盡早發現需要特別注意的交易對手、行業或產品的風險承擔。授信委員會定期監管交易組合的整體風險，個別問題貸款及潛在問題貸款。

(ii) 零售信貸風險

本集團的零售信貸政策和核准程序是因應零售銀行產品的特徵而制定：大量小額及相對地類似的交易。零售信貸風險的監管主要是基於就不同產品及客戶類別進行統計分析及組合覆核。本集團按個別組合的表現及市場常規，不斷覆核及修訂產品條款及客戶組合。

(iii) 與信貸有關之承諾

與信貸有關的承諾和或然事項的風險，本質上與提供貸款予客戶時的信貸風險相同。因此，有關交易必須符合客戶申請貸款時所要達到的信貸申請、組合保存和抵押要求。

(iv) 信貸風險之集中

信貸風險之集中源於一組交易對手受到地區、經濟或行業因素的影響，而該等團體的整體信貸風險承擔對本集團的總體風險承擔至關重要。本集團的組合分散覆蓋不同地區、行業和產品，並以經有關風險委員會核准的已釐定限額為限。

37. Management of risks (Continued)

(a) Credit risk management (Continued)

(i) Corporate credit risk (Continued)

The Group undertakes ongoing credit review and monitoring at various levels. The credit policies promote early detection of counterparty, industry or product exposures that require special attention. The Credit Committee oversees the overall portfolio risk as well as individual problem loans and potential problem loans on a regular basis.

(ii) Retail credit risk

The Group's retail credit policy and approval processes are designed based on the characteristics of the retail banking products: small value but high volume, and relatively homogeneous transactions. Monitoring the credit risk of retail exposures is based primarily on statistical analyses and portfolio review with respect to different products and types of customers. The Group reviews and revises the product terms and customer profiles on a continual basis according to the performance of respective portfolios and the market practices.

(iii) Credit-related commitments

The risks involved in credit-related commitments and contingencies are essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit application, portfolio maintenance and collateral requirements as for customers applying for loans.

(iv) Concentration of credit risk

Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio is diversified along geographic, industry and product sectors in accordance with the established limits approved by the relevant risk committees.

37. 風險管理(續)

(a) 信貸風險管理(續)

(iv) 信貸風險之集中(續)

(1) 最高風險

在不計所持有的抵押品或其他信用提升的情況下，資產負債表結算日的最高信貸風險，是指資產負債表結算日各項金融資產經扣除減值準備後的賬面值。該項最高風險概述如下：

37. Management of risks (Continued)

(a) Credit risk management (Continued)

(iv) Concentration of credit risk (Continued)

(1) Maximum exposure

The maximum exposure to credit risk at the balance sheet date without taking into consideration of any collateral held or other credit enhancements is represented by the carrying amount of each financial assets in the balance sheet after deducting any impairment allowance. A summary of the maximum exposure is as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	**3,306,767**	2,253,725	**1,976,792**	1,691,086
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	**28,942,740**	27,525,225	**26,521,117**	27,444,689
貿易票據	Trade bills	**363,545**	370,549	**303,208**	323,718
買賣用途資產	Trading assets	**1,034,757**	738,392	**1,034,460**	749,578
以公平價值誌入損益的金融資產	Financial assets measured at fair value through profit or loss	**6,700,285**	5,382,956	**6,700,285**	5,382,956
客戶貸款	Advances to customers	**74,331,816**	58,377,203	**43,992,090**	44,987,774
銀行同業貸款	Advances to banks	**93,920**	47,539	**–**	47,539
聯營公司貸款	Loans to associated companies	**141,888**	62,000	**141,888**	62,000
附屬公司欠款	Amounts due from subsidiaries	**–**	–	**15,271,307**	7,285,939
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	**18,891,888**	22,218,593	**16,545,014**	19,527,597
財務擔保及其他與信用有關的或然債務	Financial guarantees and other credit related contingent liabilities	**2,833,340**	3,120,619	**3,737,913**	3,101,226
貸款承擔及其他與信用有關的承擔	Loan commitments and other credit related commitments	**15,689,944**	12,208,569	**12,356,640**	11,464,425

37. 風險管理(續)

(a) 信貸風險管理(續)

(iv) 信貸風險之集中(續)

(2) 貸款之信貸質素

銀行同業貸款只批授予信譽良好的銀行同業。聯營公司貸款亦是批授予本集團信譽良好的聯營公司。於二零零七年及二零零六年十二月三十一日，並無過期或減值的銀行同業貸款及聯營公司貸款。客戶貸款的信貸質素分析如下：

37. Management of risks (Continued)

(a) Credit risk management (Continued)

(iv) Concentration of credit risk (Continued)

(2) Credit quality of loans and advances

Advances to banks are only made to banks with good credit standing. Loans to associated companies are granted as our associated companies have good credit standing. At 31st December, 2007 and 2006, no advances to banks and loans to associated companies are past due nor impaired. The credit quality of advances to customers can be analysed as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
客戶貸款總額	Gross advances to customers				
一非過期或非減值	– neither past due nor impaired	**73,035,565**	57,116,565	**43,757,626**	44,411,978
一過期但非減值	– past due but not impaired	**1,213,077**	1,157,580	**181,357**	499,053
一減值 (附註18(c))	– impaired (note 18(c))	**325,137**	364,092	**195,228**	293,170
		74,573,779	58,638,237	**44,134,211**	45,204,201
其中：	of which:				
客戶貸款總額	Gross advances to customers				
一一級：合格	– Grade 1: Pass	**73,302,581**	57,433,108	**43,185,347**	44,168,389
一二級：特別監察	– Grade 2: Special mention	**946,061**	841,037	**753,636**	742,642

本集團按照報告金管局所需採納的貸款分類制度劃分貸款。

The Group classifies the loans and advances in accordance with the loan classification system required to be adopted for reporting to the HKMA.

過期但非減值的客戶貸款賬齡分析如下：

The ageing analysis of advances to customers that are past due but not impaired is as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
過期但非減值的客戶貸款總額	Gross advances to customers that are past due but not impaired				
一過期3個月或以下	– past due 3 months or less	**1,170,309**	1,125,263	**148,679**	476,302
一6個月或以下但3個月以上	– 6 months or less but over 3 months	**35,204**	21,387	**31,069**	15,525
一1年或以下但6個月以上	– 1 year or less but over 6 months	**7,564**	10,798	**1,609**	7,094
一1年以上	– Over 1 year	**–**	132	**–**	132
		1,213,077	1,157,580	**181,357**	499,053

37. 風險管理(續)

(a) 信貸風險管理(續)

(iv) 信貸風險之集中(續)

(2) *貸款之信貸質素(續)*

於二零零七年十二月三十一日，本集團及本銀行的若非重新商定條款便過期或減值的客戶貸款分別達港幣25,618,000元(二零零六年：港幣18,767,000元)及港幣17,773,000元(二零零六年：港幣12,328,000元)。

(3) *除客戶及銀行同業貸款及聯營公司貸款以外金融資產之信貸質素*

財資交易信貸風險管理方式跟本集團企業信貸風險管理方式一樣，對交易對手實施風險評級，並對個別交易對手設定限額。根據信貸政策，除非授信委員會核准，否則本集團不會投資低於標準普爾評級服務所評定的BBB級債務證券或等同項目。

於資產負債表結算日，按照信用評級機構標準普爾評級服務或其同等機構的評定而分析債務證券投資信貸質素如下。如證券本身並無評級，則採用發行人之評級。

37. Management of risks (Continued)

(a) Credit risk management (Continued)

(iv) Concentration of credit risk (Continued)

(2) *Credit quality of loans and advances (Continued)*

At 31st December, 2007, advances to customers that would be past due or impaired had the terms not been renegotiated amounted to HK$25,618,000 (2006: HK$18,767,000) and HK$17,773,000 (2006: HK$12,328,000) for the Group and the Bank respectively.

(3) *Credit quality of financial assets other than advances to customers and banks and loans to associated companies*

Credit risk of treasury transactions is managed in the same way as the Group manages its corporate lending risk and risk gradings are applied to the counterparties with individual counterparty limits set. It is the Group's credit policy not to invest debt securities that are below the grading of BBB by Standard & Poor's Ratings Services or their equivalents unless it is approved by the Credit Committee.

At the balance sheet date, the credit quality of investment in debt securities analysed by designation of external credit assessment institution, Standard & Poor's Ratings Services or their equivalents, is as follows. In the absence of such issue ratings, the ratings designated for the issuers are reported.

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
AAA	AAA	**2,205,007**	2,939,355	**2,079,324**	2,801,547
AA－至AA+	AA－to AA+	**19,095,063**	17,645,659	**16,929,612**	17,252,048
A－至A+	A－to A+	**2,601,163**	5,858,618	**2,576,155**	3,709,776
BBB至BBB+	BBB to BBB+	**413,758**	115,832	**413,758**	115,832
低於BBB	Lower than BBB	**667,474**	235,631	**667,474**	235,631
		24,982,465	26,795,095	**22,666,323**	24,114,834
無評級	Unrated	**788,864**	806,935	**768,866**	806,935
		25,771,329	27,602,030	**23,435,189**	24,921,769

37. 風險管理(續)

(a) 信貸風險管理(續)

(iv) 信貸風險之集中(續)

(4) 抵押品及其他信用提升

本集團就客戶貸款而持有物業按揭、其他資產註冊抵押、現金存款及擔保等形式的抵押品。另外，一般不會就銀行同業貸款而持有抵押品，但作為反向回購及證券借貸業務其中一環而持有的抵押除外。本集團亦就聯營公司貸款而持有商用物業作為抵押品。持作除貸款以外金融資產或金融衍生工具的抵押品，是按有關工具本質而定。

就過期但非減值的金融資產而持有之抵押品及其他信用提升之公平價值估計如下：

37. Management of risks (Continued)

(a) Credit risk management (Continued)

(iv) Concentration of credit risk (Continued)

(4) Collateral and other credit enhancements

The Group holds collateral against advances to customers in the form of mortgages over property, other registered securities over assets, cash deposits and guarantees. Collateral generally is not held over advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. The Group also holds commercial properties as collateral against loans to associated companies. Collateral held as security for financial assets or financial derivatives other than advances is determined by the nature of the instrument.

An estimate of the fair value of collateral and other credit enhancements held against past due but not impaired financial assets is as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
就過期但非減值之金融資產而持有之抵押品及其他信用提升之公平價值	Fair value of collateral and other credit enhancements held against financial assets that are past due but not impaired	**2,505,643**	2,110,797	**312,812**	872,506

各金融資產按經濟類別區分的信貸集中風險分析於附註15至19內披露，而本集團資產按地域區分的集中情況則於附註35(b)內披露。

Analysis of credit risk concentration by the economic sector of the respective financial assets is disclosed in notes 15 to 19 and the geographical concentration of the Group's assets is disclosed in note 35(b).

37. 風險管理(續)

(b) 流動資金風險管理

流動資金風險是指未能集資以應付資產增長或應付到期債項的風險。本集團已訂立流動資金風險管理政策，確保任何時間都能維持足夠流動資金。本集團於二零零七年全年平均流動資金比率為50.4%，遠超法定的25%最低要求。

流動資金由司庫按資產負債管理委員會的方針管理。資產負債管理委員會由高級管理層、財資部門、風險管理、財務管理及其他可影響流動資金風險的業務範疇的人士組成，負責監管流動資金風險管理事宜，特別是實施適合的流動資金政策及程序，識別、計量及監管流動資金風險，以及監控其流動資金風險管理過程。董事會核准流動資金風險策略及政策、維持對整體流動資金風險組合的持續注視，並確保流動資金風險已在既有風險管理架構內獲高級管理層妥為管理及控制。

為因應一般正常業務中的資金需要，除持有具流動性的資產外，亦繼續使用銀行同業拆借市場。另外，本集團維持充足的備用信貸，以應付任何未能預料的大量資金需求。本集團亦定期為流動資金狀況進行壓力測試(包括機構特定危機情景及普遍市場危機情景)，確保時刻保持充足流動資金。

37. Management of risks (Continued)

(b) Liquidity risk management

Liquidity risk is the risk of inability to fund an increase in assets or meet obligations as they fall due. The Group has established liquidity management policies for ensuring adequate liquidity is maintained at all times. The Group maintained an average liquidity ratio of 50.4% in 2007, which is well above the statutory requirement of 25%.

Liquidity is managed day-to-day by the treasury under the direction of ALMCO. ALMCO, which comprises personnel from senior management, treasury function, risk management, financial management and other business areas that could affect liquidity risk, is responsible for overseeing the liquidity risk management, in particular implementation of appropriate liquidity policies and procedures, identifying, measuring and monitoring liquidity risk, and control over the liquidity risk management process. The Board of Directors approves the liquidity risk strategy and policies, maintaining continued awareness of the overall liquidity risk profile, and ensuring liquidity risk is adequately managed and controlled by senior management within the established risk management framework.

To cater for funding requirements during ordinary course of business, sufficient liquid assets are held and also access to the interbank market is maintained. In addition, adequate standby facilities are maintained in order to meet any unexpected and material cash outflow. The Group also performs regular stress tests which include both an institution-specific crisis scenario and a general market crisis scenario, on its liquidity position to ensure adequate liquidity is maintained at all times.

37. 風險管理(續)

(b) 流動資金風險管理(續)

下表列示本集團於結算日就金融負債包括應付利息，按合約剩餘期限而支付的現金流量。所披露金額是以合約上未折現現金流量為依據。有期金融負債的應付利息按合約上利息支付日期而列報。須即時償還的金融負債，包括截至結算日止應計利息於「即時償還」項下列賬。

37. Management of risks (Continued)

(b) Liquidity risk management (Continued)

The cash flows payable by the Group for the financial liabilities including interest payable that will be settled by remaining contractual maturities at the balance sheet date are presented in the following table. The amounts disclosed are based on the contractual undiscounted cash flows. Interest payable in respect of term financial liabilities is reported based on contractual interest payment date. Financial liabilities repayable on demand including interest accrued up to balance sheet date are reported under the column "repayable on demand".

永亨銀行集團 The Group 2007

		即時還款 Repayable on demand	1個月內 Within 1 month	1個月以上但3個月內 Over 1 month but within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	無註明 Undated	現金流出總額 Gross cash outflow
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	**158,495**	**1,195,493**	**501,553**	**918,427**	**155,903**	**-**	**-**	**2,929,871**
客戶存款	Deposits from customers	**28,342,797**	**66,048,172**	**14,986,319**	**4,642,610**	**649,264**	**-**	**-**	**114,669,162**
已發行存款證	Certificates of deposit issued	**-**	**205,850**	**1,361,400**	**893,498**	**914,674**	**-**	**-**	**3,375,422**
衍生金融工具	Derivative financial instruments	**-**	**39,007**	**11,484**	**192,007**	**446,215**	**432,686**	**-**	**1,121,399**
後償負債	Subordinated liabilities	**-**	**-**	**-**	**227,865**	**759,944**	**3,485,547**	**3,120,920**	**7,594,276**
其他負債	Other liabilities	**-**	**1,313,950**	**234,074**	**470,717**	**78,638**	**-**	**48,216**	**2,145,595**
		28,501,292	**68,802,472**	**17,094,830**	**7,345,124**	**3,004,638**	**3,918,233**	**3,169,136**	**131,835,725**
未確認之貸款承擔	Unrecognised loan commitments	**11,768,598**	**211,457**	**43,387**	**1,478,787**	**1,920,661**	**267,054**	**-**	**15,689,944**

永亨銀行集團 The Group 2006

		即時還款 Repayable on demand	1個月內 Within 1 month	1個月以上但3個月內 Over 1 month but within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	無註明 Undated	現金流出總額 Gross cash outflow
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	121,794	640,884	50,704	767,277	134,673	-	-	1,715,332
客戶存款	Deposits from customers	26,187,186	57,361,581	13,731,441	4,977,355	394,481	289	-	102,652,333
已發行存款證	Certificates of deposit issued	-	228,713	1,136,048	569,049	2,036,316	-	-	3,970,126
衍生金融工具	Derivative financial instruments	-	6,453	41,558	256,999	248,173	9,625	-	562,808
後償負債	Subordinated liabilities	-	-	-	134,219	134,924	2,527,850	-	2,796,993
其他負債	Other liabilities	-	1,175,995	178,218	363,062	69,393	-	60,607	1,847,275
		26,308,980	59,413,626	15,137,969	7,067,961	3,017,960	2,537,764	60,607	113,544,867
未確認之貸款承擔	Unrecognised loan commitments	9,422,146	25,000	2,757	281,169	1,826,918	650,579	-	12,208,569

37. 風險管理(續)

37. Management of risks (Continued)

(b) 流動資金風險管理(續)

(b) Liquidity risk management (Continued)

永亨銀行
The Bank
2007

		即時還款 Repayable on demand	1個月內 Within 1 month	1個月以上但3個月內 Over 1 month but within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	無註明 Undated	現金流出總額 Gross cash outflow
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	**148,301**	**1,033,030**	**-**	**-**	**-**	**-**	**-**	**1,181,331**
客戶存款	Deposits from customers	**21,425,554**	**53,351,791**	**11,818,661**	**2,986,846**	**224,395**	**-**	**-**	**89,807,247**
已發行存款證	Certificates of deposit issued	**-**	**209,251**	**1,360,009**	**823,387**	**812,508**	**-**	**-**	**3,205,155**
衍生金融工具	Derivative financial instruments	**-**	**38,541**	**15,941**	**192,493**	**447,603**	**432,827**	**-**	**1,127,405**
後償負債	Subordinated liabilities	**-**	**-**	**-**	**93,022**	**759,944**	**949,800**	**3,120,920**	**4,923,686**
其他負債	Other liabilities	**-**	**613,763**	**162,153**	**240,725**	**41,834**	**-**	**12,746**	**1,071,221**
		21,573,855	**55,246,376**	**13,356,764**	**4,336,473**	**2,286,284**	**1,382,627**	**3,133,666**	**101,316,045**
未確認之貸款承擔	Unrecognised loan commitments	**11,635,004**	**-**	**-**	**271,639**	**379,997**	**70,000**	**-**	**12,356,640**

永亨銀行
The Bank
2006

		即時還款 Repayable on demand	1個月內 Within 1 month	1個月以上但3個月內 Over 1 month but within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	無註明 Undated	現金流出總額 Gross cash outflow
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	102,331	640,884	50,704	767,277	134,673	-	-	1,695,869
客戶存款	Deposits from customers	20,340,174	46,003,463	11,090,262	4,041,420	131,578	289	-	81,607,186
已發行存款證	Certificates of deposit issued	-	228,713	1,136,048	574,184	2,036,316	-	-	3,975,261
衍生金融工具	Derivative financial instruments	-	5,799	45,843	258,159	248,658	9,708	-	568,167
其他負債	Other liabilities	-	527,351	150,166	285,926	32,797	-	19,804	1,016,044
		20,442,505	47,406,210	12,473,023	5,926,966	2,584,022	9,997	19,804	88,862,527
未確認之貸款承擔	Unrecognised loan commitments	9,675,038	25,000	1,727	174,953	1,021,078	566,629	-	11,464,425

本集團及本銀行主要資產及負債根據由結算日至合約到期日止之間之剩餘期間劃分的期限分析詳列於附註30。

The detail of the analysis on the Group's and Bank's material assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date are set out in note 30.

37. 風險管理(續)

(c) **市場風險管理**

市場風險是指因資產負債表內外之利率、匯率持倉市價及股票與商品價格之變動，而引致本集團損益或儲備之變動所產生的風險。

本集團就所持倉盤或金融工具包括匯率合約、利率合約、定息票據及股票與衍生工具，承受市場風險。

董事會審閱及核准市場風險管理及交易授權之政策。資產負債管理委員會獲賦予控制及監管市場風險之職責，包括定期檢討風險及風險管理框架，例如既定限額及損失限額。該等限額由資產負債管理委員會制定並參考市況定期檢討，而任何重大變動均須經董事會審閱。本銀行之政策為不得超過限額。中樞辦公室獲賦予即日監管之職責，以確保遵循政策及限額。

本集團以較保守之政策來管理買賣工具之組合，並通過抵銷交易或與市場對手訂立衍生工具合約對沖未平倉交易以減低過度的市場風險。利率及外匯衍生工具合約的交易是本集團交易活動不可或缺的一環，主要用以平定買賣倉盤或涵蓋客戶業務持倉。

本集團利用價位基點計算方法，監管及限制其承受的利率風險。價位基點是用來計算因一基點利率的變動所導致金融工具或工具組合現值變動的技術。這方法亦可用來快速評估一基點的利率變動所導致損益的影響。

37. Management of risks (Continued)

(c) **Market risk management**

Market risk is the risk arising from the movements in market prices of on- and off- balance sheet positions in interest rates, foreign exchange rates as well as equity and commodity prices and the resulting change in the profit/loss or reserve of the Group.

The Group is exposed to market risk on position taken or financial instrument held or taken such as foreign exchange contracts, interest rate contracts, fixed income and equity securities and derivatives instruments.

The Board of Directors reviews and approves the policies for the management of market risks and trading authorities. ALMCO has been delegated the responsibility of controlling and monitoring market risk including regular review of the risk exposures and the risk management framework such as the established limits and stop-losses. The limits are set by ALMCO and reviewed on a periodic basis with reference to market conditions, with any material changes requiring a review by the Board of Directors. It is the Bank's policy that no limit should be exceeded. Middle Office has been delegated the duties of intra-day monitoring and ensuring compliance with the policy and limits.

The Group adopts a prudent approach in managing the portfolio of trading instruments. It reduces excessive market risk by offsetting trading transactions or hedging the open positions by executing derivative contracts with other market counterparties. Trading of interest rate and foreign exchange derivative contracts forms an integral part of the Group's trading activities, which are primarily for squaring the trading positions or covering the customer driven positions.

The Group uses the Price Value of a Basis Point ("PVBP") measurement to monitor and limit its interest rate risk exposure. PVBP is a technique involving the calculation of the change in present value of a financial instrument or a portfolio of instruments due to a change of one basis point in interest rates. It also provides a quick tool to evaluate the impact on profit and loss due to a basis point movement in interest rates.

37. 風險管理(續)

(c) 市場風險管理(續)

(i) 利率風險

本集團的利率風險源自借貸、接受存款及財資活動。銀行業務和交易活動均可面對利率風險,主要因帶息資產、負債及承擔在再定息的時差所致,亦與無息負債持倉有關,其中包括股東資金和往來賬戶及若干定息貸款和負債。本集團之利率風險由資產負債管理委員會監管,並維持在經董事會批核的限額,其中包括利率差額限額、產品限制及價位基點限額等。本集團亦使用利率掉期及其他衍生工具管理利率風險。

於資產負債表結算日,本集團除稅前溢利會因利率出現100基點變動而變更如下。是項計算已計及對帶息金融工具及利率掉期合約的影響。

37. Management of risks (Continued)

(c) Market risk management (Continued)

(i) Interest rate risk

The Group's interest rate exposures arise from lending, deposit taking as well as treasury activities. Interest rate risk primarily results from the timing differences in the repricing of interest-bearing assets, liabilities and commitments, which may apply to both banking book and trading book. It also relates to positions from non-interest bearing liabilities including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. The Group's interest rate risk is monitored by the ALMCO within limits approved by the Board, including interest rate gap limit, product limit and PVBP limit. The Group also uses interest rate swaps and other derivatives to manage interest rate risk.

As the balance sheet date, the impact of a change in 100 basis points in interest rates would change the Group's profit before tax as follows. The effect on interest-bearing financial instruments and interest rate swaps has been included in this calculation.

		2007 本集團除稅前溢利增加/(減少) Increase/(decrease) in Group's profit before tax	2006 本集團除稅前溢利增加/(減少) Increase/(decrease) in Group's profit before tax
上升100基點	Increase 100 basis points	**20,184**	13,536
下降100基點	Decrease 100 basis points	**(20,184)**	(13,536)

結構性利率風險主要源自無息負債,包括股東資金和往來賬戶及若干定息貸款和負債。結構性利率風險由資產負債管理委員會監管。

Structural interest rate risk arises primarily from the deployment of non-interest bearing liabilities, including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. Structural interest rate risk is monitored by ALMCO.

37. 風險管理(續)

(c) 市場風險管理(續)

(i) 利率風險(續)

下表顯示於結算日帶息資產及負債的預期下次利率重訂日。

37. Management of risks (Continued)

(c) Market risk management (Continued)

(i) Interest rate risk (Continued)

The following tables indicate the expected next repricing dates for the assets and liabilities at the balance sheet date.

永亨銀行集團
The Group
2007

		合計 Total	3個月內 Within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	免息 Non-interest bearing
資產	**Assets**						
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	3,306,767	2,344,451	-	-	-	962,316
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	28,942,740	28,197,536	745,204	-	-	-
貿易票據	Trade bills	363,545	352,375	11,170	-	-	-
買賣用途資產	Trading assets	1,034,757	-	80,756	245,541	-	708,460
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	6,700,285	1,347,482	1,280,899	2,758,388	1,313,516	-
客戶貸款及其他賬項	Advances to customers and other accounts	76,682,065	63,182,508	5,619,758	5,122,011	404,273	2,353,515
銀行同業貸款	Advances to banks	93,920	-	15,896	78,024	-	-
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	18,891,888	12,796,233	378,447	4,418,962	1,151,105	147,141
聯營公司貸款	Loans to associated companies	141,888	131,355	-	-	-	10,533
其他資產	Other assets	3,499,407	-	-	-	-	3,499,407
總資產	Total assets	139,657,262	108,351,940	8,132,130	12,622,926	2,868,894	7,681,372
負債	**Liabilities**						
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	2,817,714	1,176,059	1,425,700	206,112	-	9,843
客戶存款	Deposits from customers	113,968,986	103,239,077	4,481,430	323,191	591	5,924,697
已發行存款證	Certificates of deposit issued	3,309,204	2,932,464	123,724	253,016	-	-
買賣用途負債	Trading liabilities	765,344	-	-	-	-	765,344
其他負債	Other liabilities	2,629,089	30,359	-	-	-	2,598,730
後償負債	Subordinated liabilities	5,658,889	-	2,535,747	-	3,123,142	-
總負債	Total liabilities	129,149,226	107,377,959	8,566,601	782,319	3,123,733	9,298,614
衍生工具(銀行賬內)長/(短)倉淨額(名義數額)	Derivatives (in the banking book) net long/(short) position (notional amount)	-	241,871	210,662	(257,476)	(195,057)	-
利率敏感度差距	Interest rate sensitivity gap	10,508,036	1,215,852	(223,809)	11,583,131	(449,896)	(1,617,242)

37. 風險管理(續)

(c) 市場風險管理(續)

(i) 利率風險(續)

37. Management of risks (Continued)

(c) Market risk management (Continued)

(i) Interest rate risk (Continued)

永亨銀行集團
The Group
2006

		合計 Total	3個月內 Within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	免息 Non-interest bearing
資產	**Assets**						
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	2,253,725	1,505,451	-	-	-	748,274
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	27,525,225	27,367,163	158,062	-	-	-
貿易票據	Trade bills	370,549	360,636	9,913	-	-	-
買賣用途資產	Trading assets	738,392	-	50	248	114,922	623,172
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	5,382,956	1,320,416	165,939	3,412,250	484,351	-
客戶貸款及其他賬項	Advances to customers and other account	60,656,719	51,822,520	3,370,438	2,553,473	627,544	2,282,744
銀行同業貸款	Advances to banks	47,539	-	47,539	-	-	-
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	22,218,593	11,707,638	1,195,880	8,205,030	995,306	114,739
其他資產	Other assets	2,956,869	-	-	-	-	2,956,869
總資產	Total assets	122,150,567	94,083,824	4,947,821	14,171,001	2,222,123	6,725,798
負債	**Liabilities**						
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	1,692,887	795,123	756,466	129,395	-	11,903
客戶存款	Deposits from customers	102,066,947	92,055,356	4,702,941	204,148	836	5,103,666
已發行存款證	Certificates of deposit issued	3,715,303	3,475,160	86,952	153,191	-	-
買賣用途負債	Trading liabilities	590,899	-	-	-	-	590,899
其他負債	Other liabilities	2,239,958	72,208	-	-	-	2,167,750
後償負債	Subordinated liabilities	2,527,850	-	-	2,527,850	-	-
總負債	Total liabilities	112,833,844	96,397,847	5,546,359	3,014,584	836	7,874,218
衍生工具(銀行賬內)長/(短)倉淨額(名義數額)	Derivatives (in the banking book) net long/(short) position (notional amount)	-	280,008	85,558	(326,676)	(38,890)	-
利率敏感度差距	Interest rate sensitivity gap	9,316,723	(2,034,015)	(512,980)	10,829,741	2,182,397	(1,148,420)

37. 風險管理(續)

(c) 市場風險管理(續)

(i) 利率風險(續)

37. Management of risks (Continued)

(c) Market risk management (Continued)

(i) Interest rate risk (Continued)

永亨銀行
The Bank
2007

		合計 Total	3個月內・Within 3 months	3個月以上但1年內 Over 3 months but within 1 year	1年以上但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	免息 Non-interest bearing
資產	**Assets**						
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	1,976,792	1,384,179	-	-	-	592,613
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	26,521,117	26,465,929	55,188	-	-	-
貿易票據	Trade bills	303,208	292,038	11,170	-	-	-
買賣用途資產	Trading assets	1,034,460	-	80,756	245,541	-	708,163
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	6,700,285	1,347,482	1,280,899	2,758,388	1,313,516	-
客戶貸款及其他賬項	Advances to customers and other accounts	45,302,894	42,035,153	1,212,943	415,810	324,657	1,314,331
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	16,545,014	10,892,512	157,306	4,343,372	1,015,418	136,406
附屬公司欠款	Amounts due from subsidiaries	15,271,307	7,706,004	4,957,451	1,860,000	610,000	137,852
聯營公司貸款	Loans to associated companies	141,888	131,355	-	-	-	10,533
其他資產	Other assets	5,117,547	-	-	-	-	5,117,547
總資產	Total assets	118,914,512	90,254,652	7,755,713	9,623,111	3,263,591	8,017,445
負債	**Liabilities**						
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	1,175,558	1,168,730	-	-	-	6,828
客戶存款	Deposits from customers	89,332,555	82,001,997	2,908,630	111,238	-	4,310,690
已發行存款證	Certificates of deposit issued	3,109,220	2,932,463	23,741	153,016	-	-
買賣用途負債	Trading liabilities	764,982	-	-	-	-	764,982
附屬公司存款	Amounts due to subsidiaries	12,285,232	4,820,792	5,742,866	1,080,230	-	641,344
其他負債	Other liabilities	1,437,389	30,359	-	-	-	1,407,030
後償負債	Subordinated liabilities	3,123,142	-	-	-	3,123,142	-
總負債	Total liabilities	111,228,078	90,954,341	8,675,237	1,344,484	3,123,142	7,130,874
衍生工具(銀行賬內)長／(短)倉淨額(名義數額)	Derivatives (in the banking book) net long/(short) position (notional amount)	-	241,871	210,662	(257,476)	(195,057)	-
利率敏感度差距	Interest rate sensitivity gap	7,686,434	(457,818)	(708,862)	8,021,151	(54,608)	886,571

37. 風險管理（續） 37. Management of risks (Continued)

(c) 市場風險管理（續） Market risk management (Continued)

(i) 利率風險（續） Interest rate risk (Continued)

		永亨銀行 The Bank 2006					
		合計 Total	3個月內 Within 3 months	3個月以上 但1年內 Over 3 months but within 1 year	1年以上 但5年內 Over 1 year but within 5 years	5年以上 Over 5 years	免息 Non-interest bearing
資產	**Assets**						
現金及存放銀行同業、中央銀行及其他金融機構款項	Cash and balances with banks, central banks and other financial institutions	1,691,086	1,189,718	–	–	–	501,368
定期存放銀行同業、中央銀行及其他金融機構款項	Placements with banks, central banks and other financial institutions	27,444,689	27,286,626	158,063	–	–	–
貿易票據	Trade bills	323,718	313,805	9,913	–	–	–
買賣用途資產	Trading assets	749,578	–	50	248	114,922	634,358
以公平價值誌入損益之金融資產	Financial assets measured at fair value through profit or loss	5,382,956	1,320,416	165,939	3,412,250	484,351	–
客戶貸款及其他賬項	Advances to customers and other accounts	46,477,066	42,569,045	1,444,243	397,486	573,470	1,492,822
銀行同業貸款	Advances to banks	47,539	–	47,539	–	–	–
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	19,527,597	10,088,621	640,785	7,838,390	855,797	104,004
附屬公司存款	Amounts due from subsidiaries	7,285,939	3,733,768	400,000	1,445,000	1,665,000	42,171
其他資產	Other assets	2,840,243	–	–	–	–	2,840,243
總資產	Total assets	111,770,411	86,501,999	2,866,532	13,093,374	3,693,540	5,614,966
負債	**Liabilities**						
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	1,673,424	778,755	756,466	129,396	–	8,807
客戶存款	Deposits from customers	81,184,068	73,158,440	3,961,148	132,268	–	3,932,212
已發行存款證	Certificates of deposit issued	3,720,276	3,475,160	91,925	153,191	–	–
買賣用途負債	Trading liabilities	592,379	–	–	–	–	592,379
附屬公司存款	Amounts due to subsidiaries	16,100,651	8,192,718	3,130,884	4,287,035	–	490,014
其他負債	Other liabilities	1,318,913	72,208	–	–	–	1,246,705
總負債	Total liabilities	104,589,711	85,677,281	7,940,423	4,701,890	–	6,270,117
衍生工具（銀行賬內）長／（短）倉淨額（名義數額）	Derivatives (in the banking book) net long/(short) position (notional amount)	–	280,008	85,558	(326,676)	(38,890)	–
利率敏感度差距	Interest rate sensitivity gap	7,180,700	1,104,726	(4,988,333)	8,064,808	3,654,650	(655,151)

37. 風險管理(續)

(c) 市場風險管理(續)

(i) 利率風險(續)

下表顯示本年度最後一個月之實際利率：

37. Management of risks (Continued)

(c) Market risk management (Continued)

(i) Interest rate risk (Continued)

The following table indicates the effective interest rates for the last month of the year:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2007	2006	**2007**	2006
		%	%	%	%
定期存放銀行同業、中央銀行及其他金融機構款項	Placement with banks, central banks and other financial institutions	**5.26**	4.75	**5.33**	4.75
客戶貸款及貿易票據	Advances to customers and trade bills	**5.48**	6.08	**4.98**	5.88
債務證券	Debt securities	**5.56**	5.18	**5.72**	5.28
		5.44	5.57	**5.26**	5.44
銀行同業、中央銀行及其他金融機構之存款	Deposits and balances of banks, central banks and other financial institutions	**4.26**	4.08	**3.57**	4.12
客戶存款	Deposits from customers	**3.88**	4.01	**3.85**	4.10
已發行存款證	Certificates of deposit issued	**3.39**	3.19	**3.34**	3.19
後償負債	Subordinated liabilities	**5.70**	5.32	**5.70**	5.32
		3.97	4.01	**3.93**	4.10

(ii) 貨幣風險

本集團的外匯風險源自外匯買賣、商業銀行業務和於香港以外附屬公司及分行的資本投資的結構性外匯風險，主要為美元、澳門幣及人民幣，由資產負債管理委員會管理。所有外幣持倉限額經董事會訂定，由資產負債管理委員會監管。

個別外幣的淨持有額或淨結構性倉盤若佔所持有外幣淨持有總額或淨結構性倉盤總額的10%或以上，便須在下文作出披露。

期權倉盤淨額乃根據所有外匯期權合約的「得爾塔加權持倉」為基礎計算。結構性倉盤淨額包括主要涉及外匯買賣的本銀行海外分行、銀行附屬公司及其他附屬公司，並包括下列結構性資產或負債：

- 於海外附屬公司及關連公司的投資；及
- 後償負債。

(ii) Currency risk

The Group foreign exchange positions, which arise from foreign exchange dealing, commercial banking operations and structural foreign currency exposures arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollars, Macau Patacas and Renminbi, are managed by ALMCO. All foreign exchange positions are managed by the ALMCO within limits approved by the Board of Directors.

The net positions or net structural positions in foreign currencies are disclosed below where each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

The net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. The net structural position includes the Bank's overseas branch, banking subsidiaries and other subsidiaries substantially involved in foreign exchange trading and include structural assets or liabilities as follow:

- investments in overseas subsidiaries and related companies; and
- subordinated liabilities.

37. 風險管理(續) / 37. Management of risks (Continued)

(c) 市場風險管理(續) / (c) Market risk management (Continued)

(ii) 貨幣風險(續) / (ii) Currency risk (Continued)

		永亨銀行集團 The Group			
		2007		2006	
(港幣百萬元等值)	(In millions of HK$ equivalent)	美元 US$	合計 Total	美元 US$	合計 Total
現貨資產	Spot assets	**34,087**	**61,184**	33,352	54,786
現貨負債	Spot liabilities	**(35,080)**	**(62,519)**	(33,486)	(54,549)
遠期買入	Forward purchases	**23,452**	**27,373**	32,214	35,141
遠期賣出	Forward sales	**(19,685)**	**(23,628)**	(28,651)	(32,299)
期權倉盤淨額	Net option position	**(5,369)**	**(5,369)**	(171)	(166)
(短)／長盤淨額	Net (short) / long positions	**(2,595)**	**(2,959)**	3,258	2,913

		永亨銀行集團 The Group **2007**			
(港幣百萬元等值)	(In millions of HK$ equivalent)	澳門幣 Macau Patacas	人民幣 Chinese Renminbi	美元 US$	合計 Total
結構性倉盤淨額	Net structural positions	**260**	**610**	**646**	**1,516**

		永亨銀行集團 The Group 2006			
(港幣百萬元等值)	(In millions of HK$ equivalent)	澳門幣 Macau Patacas	人民幣 Chinese Renminbi	美元 US$	合計 Total
結構性倉盤淨額	Net structural positions	441	199	324	964

		永亨銀行 The Bank			
		2007		2006	
(港幣百萬元等值)	(In millions of HK$ equivalent)	美元 US$	合計 Total	美元 US$	合計 Total
現貨資產	Spot assets	**31,716**	**54,225**	32,657	53,936
現貨負債	Spot liabilities	**(32,821)**	**(56,272)**	(33,033)	(53,905)
遠期買入	Forward purchases	**23,443**	**27,330**	32,214	35,095
遠期賣出	Forward sales	**(19,685)**	**(23,607)**	(28,651)	(32,297)
期權倉盤淨額	Net option position	**(5,369)**	**(5,369)**	(171)	(166)
(短)／長盤淨額	Net (short) / long positions	**(2,716)**	**(3,693)**	3,016	2,663

		永亨銀行 The Bank **2007**			
(港幣百萬元等值)	(In millions of HK$ equivalent)	澳門幣 Macau Patacas	人民幣 Chinese Renminbi	美元 US$	合計 Total
結構性倉盤淨額	Net structural positions	**(854)**	**534**	**646**	**326**

37. 風險管理(續)

(c) 市場風險管理(續)

(ii) 貨幣風險(續)

37. Management of risks (Continued)

(c) Market risk management (Continued)

(ii) Currency risk (Continued)

		永亨銀行 The Bank 2006			
(港幣百萬元等值)	*(In millions of HK$ equivalent)*	澳門幣 Macau Patacas	人民幣 Chinese Renminbi	美元 US$	合計 Total
結構性倉盤淨額	Net structural positions	(583)	199	324	(60)

(iii) 股票風險

本集團於二零零七年及二零零六年之股票風險,主要來自於「持有至到期日及可供銷售金融資產」項下列賬的長期股票投資(見附註19)。持作買賣用途的股票於「買賣用途資產」項下列賬(見附註16)。該等投資須符合買賣限額、風險管理控制程序及其他市場風險制度。

(iii) Equity risk

The Group's equities exposures in 2007 and 2006 are mainly in long-term equity investments which are reported as "Held-to-maturity and available-for-sale financial assets" set out in note 19. Equities held for trading purpose are included under "Trading assets" set out in note 16. These are subject to trading limits and risk management control procedures and other market risk regime.

(d) 營運風險管理

營運風險乃指因內部程序不完善或失效、人為過失、系統故障或外來事故而引致虧損之風險。

本集團所建立之風險管理架構同時於企業及部門層面上控制風險。相關管理原理乃建基於本集團高級管理層一貫所持之誠信及風險意識。

此架構包括連同監控措施之管治政策,保證所有營運單位完全遵從。該等措施由高級管理層所領導之營運管理委員會指導、監控及問責。該等委員會定期進行檢討,以確保內部監控妥善運作,並識別出可予改進的地方。

另外,本集團的內部稽核部門進行定期檢討,量度本集團內部監控系統之成效。該部門向審核委員會匯報,確保以高水平誠信管理此架構。

(d) Operational risk management

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group's risk management framework is established to control risks at both corporate and departmental levels. The underlying management principle is built upon a long-standing culture of high integrity and risk awareness fostered by senior executives of the Group.

The framework consists of governing policies with control measures to ascertain absolute compliance by all operating units. These measures are directed, controlled and held to account by operational management committees chaired by senior executives. Regular reviews are performed by the committees to ensure proper functioning of internal controls and to identify improvement opportunities.

Furthermore, independent reviews are conducted by the Group's Internal Audit Division to measure the effectiveness of the Group's system of internal controls. This division reports to the Audit Committee to ensure the framework is managed with high standards of probity.

37. 風險管理(續)

(e) 資本管理

本集團的政策是要維持雄厚資本，來支持集團業務發展，並能達到法定的資本充足比率要求。本集團資本管理的首要目標，除了符合金管局的規定外，還有保障本集團能夠持續經營，從而藉着訂定與風險水平相稱的產品和服務價格以及以合理費用獲得融資的方式，繼續為股東帶來回報，並為其他相關人士帶來利益。

本集團積極定期檢討和管理其資本結構，以維持在更大槓桿比率所可能帶來更高股東回報與穩健資本狀況所提供的優勢和保障兩者中間取得平衡，並因應經濟情況轉變而調整資本結構。至於就信貸、市場和營運等風險所持最低資本要求金額，則按金管局所定的《巴塞爾資本協定二》要求及規例而計算。

本銀行按各業務部門所承受的風險來分配資本。附屬公司若受海外監管機構直接監管，便必須遵守這些監管機構的規則維持最低的資本水平。本銀行及金管局所指定的某些金融附屬公司，亦要符合金管局因應監管所需而制定的資本要求。於截至二零零七年及二零零六年十二月三十一日止各年度，本集團及個別受到監管的附屬公司均已遵守一切外界所定的資本要求，也遠超金管局的最低規定比率。

於二零零七年十二月三十一日的資本充足比率，按包括本銀行及金管局因應監管所需而指定的某些附屬公司在內的綜合基礎計算，也符合於二零零七年一月一日生效的香港《銀行業條例》中「銀行業(資本)規則」。至於二零零六年十二月三十一日的資本充足比率，按香港《銀行業條例》附表三計算，並按金管局所發出的「就市場風險維持充足資本」指引而調整。因此，該兩年度的資本充足比率不可直接比較。

37. Management of risks (Continued)

(e) Capital management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. In addition to meeting the requirements from the HKMA, the Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might otherwise be possible with greater gearing and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions. The amount of minimum capital requirements held for credit, market and operational risks are calculated in accordance with the Basel II requirements and the regulations from the HKMA.

Capital is allocated to the various activities of the Bank depending on the risk taken by each business division. Where the subsidiaries are directly regulated by oversea regulators, they are required to maintain minimum capital according to those regulators' rules. The Bank and certain financial subsidiaries, as specified by the HKMA, are subject to the HKMA's capital requirements for its regulatory supervision purposes. The Group and its individually regulated subsidiaries have complied with all externally imposed capital requirements throughout the year ended 31st December, 2007 and 2006 and are well above the minimum required ratio set by the HKMA.

The capital adequacy ratios as at 31st December, 2007 are computed on a consolidated basis including the Bank and certain of its subsidiaries as specified by the HKMA for its regulatory purposes, and are in accordance with the Banking (Capital) Rules of the Hong Kong Banking Ordinance which became effective on 1st January, 2007. The capital adequacy ratios as at 31st December, 2006 were computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance and adjusted in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" issued by the HKMA. Accordingly, the capital adequacy ratios of the two years are not directly comparable.

38. 僱員福利

(a) 退休福利計劃

38. Staff benefits

(a) Retirement schemes

	永亨銀行集團 The Group 2007	2006
退休福利成本（附註5(f)） Retirement benefit costs (note 5(f))	**48,807**	40,467

本集團為香港合資格僱員設立了一個根據《香港職業退休計劃條例》註冊之強制性公積金豁免ORSO計劃(「ORSO計劃」)，以及兩個根據《香港強制性公積金條例》成立之強制性公積金計劃(「強積金計劃」)。ORSO計劃已於二零零四年八月一日凍結。此後，僱員及僱主之供款將轉而撥入強積金計劃。此外，於二零零一年一月三日，本集團按澳門當地守則，以不同之供款率為該處所有僱員設立界定供款計劃。該等計劃之成本將於產生時計入收益表，該等計劃之資產均與本集團之資產分開持有。倘強積金計劃僱員離職而不能獲得全數的僱主自願性供款，其剩下的結餘將撥歸本集團。

The Group operates both a Mandatory Provident Fund Exempt ORSO Scheme ("the ORSO Scheme") which is registered under the Hong Kong Occupational Retirement Schemes Ordinance and two Mandatory Provident Fund Schemes ("the MPF Schemes") established under the Hong Kong Mandatory Provident Fund Ordinance to cover all qualifying employees in Hong Kong. As from 1st August, 2004, the ORSO Scheme has been frozen as employees and the employer have made the contributions to MPF Schemes instead. In addition, a defined contribution scheme was established on 3rd January, 2001 to cover all qualifying employees in Macau at various funding rates, in accordance with the local practice and requirements. The costs of these schemes are charged to the income statement as incurred and the assets of these schemes are held separately from the Group. Any forfeiture amount under the MPF Schemes is refunded to the Group when the member leaves employment prior to the employer's voluntary contributions being vested fully.

(b) 股份獎勵福利

(i) 認股權計劃

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行之普通股，作為對僱員的獎勵。二零零一年九月一日之前，行使價為認股權授予日期前五個營業日於香港聯合交易所有限公司(「聯交所」)之平均收市價的80%。二零零一年九月一日之後，行使價須至少為股份於授予日在聯交所之收市價，該日必須為營業日，及股份於授予日前五個營業日在聯交所的平均收市價，兩者中的較高者。

(b) Equity compensation benefits

(i) Share Option Scheme

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executive, to take up options to purchase ordinary shares in the Bank as an incentive to them. Prior to 1st September, 2001, the exercise price was 80% of the average closing price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the exercise price should be at least the higher of the closing price of the shares on SEHK on the date of the grant, which must be a trading day, and the average closing price of the shares on SEHK for the five business days immediately preceding the date of grant.

38. 僱員福利(續)

38. Staff benefits (Continued)

(b) 股份獎勵福利(續)

(b) Equity compensation benefits (Continued)

(i) 認股權計劃(續)

(i) Share Option Scheme (Continued)

(1) 認股權變更

(1) Movements in share options

		2007		2006	
		加權平均行使價 Weighted average exercise price 港元 HK$	股份數目 Number of shares	加權平均行使價 Weighted average exercise price 港元 HK$	股份數目 Number of shares
1月1日結餘	Outstanding at 1st January	**38.50**	**1,085,000**	37.43	1,285,000
已行使	Exercised	**41.92**	**(95,000)**	31.64	(200,000)
12月31日結餘及可行使	Outstanding and exercisable at 31st December	**38.17**	**990,000**	38.50	1,085,000

年內並無授出認股權(二零零六年:無)。

No share options were granted during the year (2006: nil).

(2) 於資產負債表結算日之未到期及未行使的認股權摘要及條款

(2) Terms and conditions of unexpired and unexercised share options at balance sheet date

授予認股權日期 Date of options granted	行使價 Exercise price 港元 HK$	2007 股份數目 Number of shares	2006 股份數目 Number of shares
10/03/2001	23.60	**150,000**	150,000
15/03/2002	26.30	**120,000**	120,000
14/01/2003	25.80	**40,000**	60,000
14/03/2003	26.50	**100,000**	100,000
21/05/2004	43.80	**300,000**	350,000
14/01/2005	51.25	**200,000**	220,000
28/01/2005	50.25	**80,000**	85,000
		990,000	1,085,000

此等根據認股權計劃授予之認股權可於授予日第一週年起至第十週年內行使,並以有關股份進行實物交收。

The options granted under the Share Option Scheme will be exercisable between the first and the tenth anniversaries of the date of grant, and settled by physical delivery of shares.

於二零零七年十二月三十一日尚未行使之認股權之加權平均剩餘合約年期為5.66年(二零零六年:6.71年)。

The options outstanding at 31st December, 2007 have a weighted average remaining contractual life of 5.66 years (2006: 6.71 years).

38. 僱員福利(續)

(b) 股份獎勵福利(續)

(i) 認股權計劃(續)

(3) 年內行使之認股權詳情

38. Staff benefits (Continued)

(b) Equity compensation benefits (Continued)

(i) Share Option Scheme (Continued)

(3) Details of share options exercised during the year

行使日期 Exercise date	行使價 Exercise price 港元 HK$	股份於行使前1日之每股加權平均收市價 Weighted average closing price per share at preceding day before exercise date 港元 HK$	所得收入 Proceeds received 港元 HK$	**2007** **股份數目** Number of shares	2006 股份數目 Number of shares
01/02/2006	50.25	56.10	1,005,000	–	20,000
01/04/2006	25.80	65.15	516,000	–	20,000
01/04/2006	26.30	65.15	526,000	–	20,000
16/06/2006	43.80	63.95	1,752,000	–	40,000
18/08/2006	23.60	77.70	944,000	–	40,000
25/08/2006	26.30	75.00	789,000	–	30,000
25/08/2006	26.50	75.00	795,000	–	30,000
23/01/2007	43.80	96.55	657,000	**15,000**	–
23/01/2007	50.25	96.55	251,250	**5,000**	–
19/04/2007	25.80	95.85	516,000	**20,000**	–
09/05/2007	51.25	89.25	1,025,000	**20,000**	–
20/08/2007	43.80	82.05	876,000	**20,000**	–
05/12/2007	43.80	99.95	657,000	**15,000**	–
				95,000	200,000

年內已行使認股權於行使日期之加權平均股價為港幣91.90元(二零零六年:港幣69.32元)。

The weighted average share price at the exercise date for share options exercised during the year is HK$91.90 (2006: HK$69.32).

(4) 認股權之公平價值及假設數據

認股權於授予日之公平價值乃採用二項式價格模式計量。按二項式價格模式評估認股權之公平價值時,已考慮認股權之認購價及年期。此價格模式採用了非常主觀的假設數據,其中包括無風險利率、預期之波幅及股份之股息率,而該等主觀假設數據之改變對公平價值的估計有重大的影響。

(4) Fair value of share options and assumptions

The fair value per option at the dates of grant was measured based on the Bi-nominal pricing model. The Bi-nominal pricing model was used in estimating the fair value of share options after taking into account the exercise price and the life of the option. Such option pricing model requires the input of highly subjective assumptions including the risk-free interest rate, expected volatility and dividend yield of the shares. The changes in subjective input assumptions can materially affect the fair value estimate.

38. 僱員福利(續)

(b) 股份獎勵福利(續)

(i) 認股權計劃(續)

(4) 認股權之公平價值及假設數據(續)

預期波幅是根據過往之波幅(以認股權的加權平均剩餘年期計算),再調整因公眾所知的資訊影響未來波幅的估計變動。估計股息按過往的股息。

認股權乃按服務條件授出。該條件並未納入計算於授予日獲得服務的公平價值。認股權之公平價值於授予日計算,並由授予日至生效日期內於收益表扣除及撥入股東資金內。並無市場條件與授予認股權有關。

(ii) 僱員獎勵計劃

根據已批准之僱員獎勵計劃,董事會獲授權可決定給予行政人員獎賞以購入本銀行之普通股,作為挽留彼等繼續為本集團效力之獎勵。根據僱員獎勵計劃於二零零四年四月二十二日獲通過後五年內,可予發行的股份獎賞數目最多不得超過本銀行不時已發行股本1%。

本集團根據僱員獎勵計劃以無代價授予若干僱員獎賞,以購入本銀行之普通股。股份將根據獎賞按每股面值港幣一元購入。如董事會決定選擇以支付現金代替此計劃下可獲得之股份獎賞,於生效日期便無新股份發行。獎賞於授出日期起計第六週年至第十週年,按以下之百分比生效:

38. Staff benefits (Continued)

(b) Equity compensation benefits (Continued)

(i) Share Option Scheme (Continued)

(4) Fair value of share options and assumptions (Continued)

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Expected dividends are based on historical dividends.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. The fair values of the options were measured at the grant date and are charged to the income statement and credited to shareholders' funds between the grant date and vesting date. There were no market conditions associated with the share option grants.

(ii) EIP

Pursuant to the approved EIP, the directors are authorised, at their discretion, to invite certain executives, to take up awards to vesting ordinary shares in the Bank as incentive for them to remain in employment with the Bank. The maximum number of awards that may be granted under the EIP may not exceed 1% of the issued share capital of the Bank for the time being in issue within five years of the date of approval of the plan on 22nd April, 2004.

The Group grants awards at no consideration for certain employees to acquire ordinary shares in the Bank under the EIP. The shares will be acquired at a nominal value of HK$1 per share under the award. If the Board of Directors determines to select the cash option when shares vest, which is available under the plan, no new shares will be issued on the date of vesting. The percentage of awards vested between the sixth to the tenth anniversaries after the date of grant is as follows:

日期	Date	獎賞生效之百分比 Percentage of Award vesting
授出日期起計6週年	Sixth anniversary of the date of grant	5%
授出日期起計7週年	Seventh anniversary of the date of grant	10%
授出日期起計8週年	Eighth anniversary of the date of grant	15%
授出日期起計9週年	Ninth anniversary of the date of grant	20%
授出日期起計10週年	Tenth anniversary of the date of grant	50%

38. 僱員福利(續)

(b) 股份獎勵福利(續)

(ii) 僱員獎勵計劃(續)

於二零零七年十二月三十一日，本銀行董事及僱員持有本銀行獎賞可購入本銀行之普通股如下。

38. Staff benefits (Continued)

(b) Equity compensation benefits (Continued)

(ii) EIP (Continued)

At 31st December, 2007, the Directors and employees of the Bank have the following interest in awards to purchase the ordinary shares in the Bank.

授予獎賞日期 Date of awards granted	行使價 Exercise price 港元 HK$	2007 獎賞於授出日之公平價值 Fair value of awards at date of grant	2007 股份數目 Number of shares	2006 獎賞於授出日之公平價值 Fair value of awards at date of grant	2006 股份數目 Number of shares
21/05/2004	1.00	**21,186,000**	**495,000**	21,186,000	495,000
23/01/2006	1.00	**87,672,000**	**1,560,000**	87,672,000	1,560,000
29/01/2007	1.00	**13,244,000**	**140,000**	–	–
		122,102,000	**2,195,000**	108,858,000	2,055,000

每股獎賞於授予日之公平價值乃根據本銀行股份之收市價減行使價訂定。每股獎賞於授予日之公平價值如下：

The fair value per award at the date of grant is determined based on the closing price of the shares of the Bank less the exercise price of the award. The fair value per award at the date of grant is as follows:

		授予之獎賞 Award granted on 29/01/2007 港元 HK$	授予之獎賞 Award granted on 23/01/2006 港元 HK$
本銀行股份於授出日之收市價	Closing price of the shares of the Bank at the date of grant	**95.60**	57.20
減：行使價	Less: Exercise price	**(1.00)**	(1.00)
每股獎賞之估計公平價值	Estimated fair value per award	**94.60**	56.20

39. 金融工具之公平價值

公平價值估計是根據金融工具的特性和相關市場資料於某一特定時間作出，因此一般是主觀的。若有市場報價，市場報價是計量公平價值最適合的方法，但由於大多數金融工具，尤其是貸款、存款及非上市衍生工具，均欠缺一個有組織的二手市場，因此並無直接市場報價。此等工具的公平價值會根據一些使用現時市場參數的既定估值模式計算。要特別指出的是，公平價值是指適用於某一特定報告日期的理論價值，所以只可作為日後將金融工具出售時，金融工具可變現價值的指標。

39. Fair values of financial instruments

Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of organised secondary markets for most financial instruments, and in particular for loans, deposits and unlisted derivatives, direct market prices are not available. The fair value of such instruments was therefore calculated on the basis of well-established valuation techniques using current market parameters. In particular, the fair value is a theoretical value applicable at a given reporting date, and hence can only be used as an indicator of the value realisable in a future sale.

39. 金融工具之公平價值(續)

所有估值方法在進行財務匯報前均經核實。如有可能，本集團會將使用模式推算所得的估值與相若金融工具的報價比較，及在變現後將估值與實際價值比較，以進一步驗證此等模式和作出調整。此等模式涉及不穩定因素，並會受到本集團所用假定和本集團對各類金融工具的風險特性、貼現率、估計將來現金流量、預期將來損失和其他因素所作判斷的重大影響。如本集團更改有關假定，便可能對此等估計和估計所得的公平價值產生顯著影響。本集團不一定能夠與獨立市場內的相若價值比較，以證明推算所得的公平價值估計正確。在很多時候，本集團均不能將金融工具即時出售以實現此等公平價值。

除下列者外，所有金融工具均分別按其於二零零七年十二月三十一日及二零零六年十二月三十一日之公平價值或與該等公平價值相距不遠之賬面金額列賬：

39. Fair values of financial instruments (Continued)

All valuation models are validated before they are used as a basis for financial reporting. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate the models. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experiences and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realised in an immediate sale of the instruments.

All financial instruments are stated at fair value or carried at amounts not materially different from their fair values as at 31st December, 2007 and 31st December, 2006 except as follows:

		永亨銀行集團 The Group			
		2007		2006	
		賬面值 Carrying value	公平價值 Fair value	賬面值 Carrying value	公平價值 Fair value
金融資產	Financial assets				
持有至到期日之投資	Held-to-maturity investments	**8,770,757**	**8,776,823**	12,344,821	12,267,266
金融負債	Financial liabilities				
以攤銷成本計算之已發行存款證	Certificates of deposit issued at amortised cost	**2,014,984**	**2,014,754**	2,205,000	2,208,888
以攤銷成本計值之後償負債	Subordinated liabilities valued at amortised cost	**2,535,747**	**2,534,381**	2,527,850	2,486,484

		永亨銀行 The Bank			
		2007		2006	
		賬面值 Carrying value	公平價值 Fair value	賬面值 Carrying value	公平價值 Fair value
金融資產	Financial assets				
持有至到期日之投資	Held-to-maturity investments	**6,592,703**	**6,597,605**	9,768,479	9,693,863
金融負債	Financial liabilities				
以攤銷成本計算之已發行存款證	Certificates of deposit issued at amortised cost	**1,815,000**	**1,814,575**	2,205,000	2,208,888

本集團採用下列方法和重要假設，以釐定金融工具的公平價值。

The following methods and significant assumptions have been applied in determining the fair values of financial instruments presented in above.

39. 金融工具之公平價值(續)

(a) 不設指定期限的活期存款和儲蓄賬戶的公平價值，乃假定為於資產負債表結算日可按要求而支付的金額。

(b) 浮息金融工具的公平價值，乃假定為與其賬面值相若。如此等工具為貸款和非上市債務證券，由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，因此其公平價值不能反映其信貸素質的改變。

(c) 以攤銷成本入賬的定息貸款和按揭貸款的公平價值，乃在此等貸款按相若貸款所獲提供的目前市場利率批出時，以市場利率比較的方式估計。由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，在決定公平價值總額時，貸款組合內各項貸款的信貸素質的改變均不會予以考慮。

(d) 非上市股票投資的公平價值是在可能情況下，將相若上市公司適用的價格／盈利比率調整，以反映發行商所處的特殊狀況。

(e) 遠期外匯合約和利率掉期的公平價值，是採用經紀報價或折讓將來現金流量方法估計。經紀報價乃按定價模式或貼現現金流量法推試。將來現金流量乃按管理層在考慮市場現況和另一方的目前信貸狀況後，就其在結算日可藉終止合約而收取或支付的最佳估計金額。本集團採用的貼現率是在結算日適用於相若工具的市場利率。期權合約的公平價值是採用柏力克舒爾斯期權估值模式估計。本集團輸入的資料則是以結算日的相關市場資料為基礎。

39. Fair values of financial instruments (Continued)

(a) the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date.

(b) the fair value of variable rate financial instruments is assumed to approximate their carrying amounts and, in the case of loans and unquoted debt securities, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the amount of the impairment loss and allowances from both the carrying amount and fair value.

(c) the fair value of fixed rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amount of the impairment loss and allowances from both the carrying amount and fair value.

(d) the fair value of unquoted equity investments is estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuers.

(e) the fair value of forward exchange contracts and interest rate swaps is estimated either using broker quotes or by discounting future cash flows. Broker quotes are back tested using pricing models or discounted cash flow techniques. Future cash flows are estimated based on management's best estimates of the amount it would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties. The discount rate used is a market rate for a similar instrument at the balance sheet date. The fair value of an option contract is determined by applying the Black-Scholes option valuation model. Inputs are based on market related data at the balance sheet date.

40. 已於截至二零零七年十二月三十一日止年度頒佈但尚未生效之修訂、新增準則及詮釋可能產生之影響

在本財務報表刊發日期前，香港會計師公會頒佈多項修訂、新增準則及詮釋，惟於截至二零零七年十二月三十一日止會計年度尚未生效，因此亦未於本財務報表內獲採納。

本集團正評估此等修訂、新增準則及詮釋在首個應用期產生的影響。至今所得結論為採納此等修訂、新增準則及詮釋亦不太可能對本集團之經營業績及財務狀況構成重大影響。

此外，於二零零九年一月一日或之後開始的會計年度生效的香港財務報告準則第8號—*經營分部*，可能導致要在財務報表作出全新或經修訂的披露事項。

40. Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31st December, 2007

Up to the date of issue of the financial statements, the HKICPA has issued a number of amendments, new standards and interpretations, which are not yet effective for the accounting year ended 31st December, 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, HKFRS 8, *Operating segments*, which is effective for annual periods beginning on or after 1st January, 2009, may result in new or amended disclosures in the financial statements.

41. 非調整性之結算日後事項

本集團所持有的債務抵押證券是按照本銀行的投資指引而購入。於二零零七年十二月三十一日，上述債務抵押證券的賬面值為港幣774,113,000元。自二零零七年十二月三十一日起，債務抵押證券的信貸及資本市場一直不明朗，而截至二零零八年二月底止，本集團所持有的債務抵押證券的公平價值再下降港幣176,048,000元，但本集團以公平價值誌入損益之永久後償負債因信貸風險轉變而導致之未實現收益，即約為港幣256,324,000元，可全部抵銷此未實現之重估虧損。

41. Non-adjusting post balance sheet event

The collateralised debt obligation ("CDOs") held by the Group were purchased according to the Bank's investment guidelines. As at 31st December, 2007, the carrying value of the CDOs amounted to HK$774,113,000. Since 31st December, 2007, the uncertainties in the credit and capital market for the CDOs continue, and the fair value of the CDOs held by the Group further decreased by HK$176,048,000 up to the end of February 2008. However, the unrealised loss on revaluation can be fully offset by the unrealised gain arising from the change in credit risk of our perpetual subordinated liabilities measured at fair value through profit or loss of approximately HK$256,324,000.

42. 比較數字

由於採納了香港財務報告準則第7號—*金融工具：披露*以及香港會計準則第1號修訂—*財務報表的列報：資本披露*，並遵守了銀行業(披露)規則，部分比較數字已作調整，以符合本年度的披露變動，及分開列示二零零七年首次披露項目的比較數字。同時，部分數字已重新分類，以符合本年度為方便比較本集團與香港銀行同業的財務報表而作出的列報方式。這些方面的發展及重新分類的其他詳情，已在附註4及「董事會報告書」中「符合銀行業(披露)規則」一段內披露。

42. Comparative figures

As a result of adopting HKFRS 7, *Financial Instruments: Disclosures*, the amendments to HKAS 1, *Presentation of financial statements: Capital disclosures* and complying with the Banking (Disclosure) Rules, certain comparative figures have been adjusted to conform with changes in disclosures in the current year and to show separately comparative amounts in respect of items disclosed for the first time in 2007. In addition, certain figures have been reclassified to conform with the current year's presentation which have been made to facilitate the comparison of the Group's financial statements with peer banks in Hong Kong. Further details of these developments and reclassifications are disclosed in note 4 and under the paragraph "Compliance with the Banking (Disclosure) Rules" in the "Report of the Directors".

43. 財務報表之通過

本財務報表已於二零零八年三月十八日經董事會通過及授權發佈。

43. Approval of the financial statements

These financial statements were approved and authorised for issue by the Board of Directors on 18th March, 2008.

(以港幣千元位列示，另註除外) (Expressed in thousands of Hong Kong dollars unless otherwise stated)

綜合財務報表附註及以下未經審核補充財務資料，是為符合銀行業(披露)規則而編製。由於本年是首個作出披露的年度，加上提供定量比較資料並非切實可行，所以並無提供部分比較資料。

The notes to the consolidated financial statements and the following unaudited supplementary financial information are prepared to comply with the Banking (Disclosure) Rules. Certain comparative information has not been provided where the current year is the first year of disclosure and the provision of the comparative quantitative information is impracticable.

(a) 資本充足及流動資金比率 (a) Capital adequacy and liquidity ratios

(i) 資本充足比率 (i) Capital adequacy ratio

		永亨銀行集團 The Group	
		2007	2006
於12月31日之資本充足比率	Capital adequacy ratio as at 31st December	**16.7%**	15.2%
於12月31日之核心資本充足比率	Core capital adequacy ratio as at 31st December	**8.5%**	10.9%

如「財務報表附註」內附註37(e)有關本集團資本管理一節所述，本集團繼採納了二零零七年一月一日生效之銀行業(資本)規則後，現已利用新方法計算監管資本及資本要求。因此，該兩年度之資本充足比率不能直接比較。本集團毋須就此列報定量比較資料。

As mentioned in note 37(e) of "Notes to the financial statements" on the capital management of the Group, new approaches are used in the calculation of the regulatory capital and capital charges following the adoption of the Banking (Capital) Rules effective from 1st January, 2007. Accordingly, the capital adequacy ratios of the two years are not directly comparable. The Group is not required to present comparative quantitative information in this respect.

監管規則下計算本集團於二零零七年十二月三十一日之資本充足比率之綜合基礎，並不包括下列之附屬公司：

- C.F. Limited
- 浙江第一銀行(代理人)有限公司
- 浙江第一銀行(信託)有限公司
- 浙江第一有限公司
- 浙江第一證券有限公司
- 洪富投資有限公司
- Sunwadell Company Limited
- Technico Limited
- 永亨銀行(代理人)有限公司
- 永亨銀行信託有限公司
- 永亨保險代理有限公司
- 永亨保險顧問有限公司
- 永亨證券有限公司
- 永亨蘇黎世保險有限公司

In calculating the capital adequacy ratio of the Group at 31st December, 2007, the following subsidiaries are excluded from the basis of consolidation for regulatory reporting purposes:

- C.F. Limited
- Chekiang First Bank (Nominees) Limited
- Chekiang First Bank (Trustees) Limited
- Chekiang First Limited
- Chekiang First Securities Company Limited
- Honfirst Investment Limited
- Sunwadell Company Limited
- Technico Limited
- Wing Hang Bank (Nominees) Limited
- Wing Hang Bank (Trustee) Limited
- Wing Hang Insurance Agency Limited
- Wing Hang Insurance Brokers Limited
- Wing Hang Shares Brokerage Company Limited
- Wing Hang Zurich Insurance Company Limited

(a) 資本充足及流動資金比率(續) (a) Capital adequacy and liquidity ratios (Continued)

(i) 資本充足比率(續) (i) Capital adequacy ratio (Continued)

		永亨銀行集團 The Group 2007	2006
資本基礎組成部分：	Components of capital base:		
核心資本	Core capital		
繳足股款的普通股股本	Paid-up ordinary share capital	**294,964**	294,221
股本溢價賬	Share premium	**456,329**	378,421
公開儲備	Published reserves	**7,110,192**	6,541,502
損益賬	Profit and loss account	**458,498**	694,038
減：商譽	Less: Goodwill	**(1,306,430)**	(847,422)
扣減前之核心資本總額	Total core capital before deductions	**7,013,553**	7,060,760
減：核心資本之扣減項目	Less: deductions from core capital	**(134,544)**	-
經扣減後之核心資本總額	Total core capital after deductions	**6,879,009**	7,060,760
附加資本	Supplementary capital		
按公平價值重估持有土地及建築物而產生收益之儲備	Reserves attributable to fair value gains on revaluation of holdings of land and buildings	**196,124**	191,836
按公平價值重估持有可供銷售股票及債務證券而產生虧損之儲備	Reserves attributable to fair value losses on revaluation of holdings of available-for-sale equities and debt securities	**-**	(88,791)
一般銀行業風險之監管儲備	Regulatory reserve for general banking risks	**722,615**	417,665
整體減值準備	Collective impairment allowances	**136,263**	169,002
永久後償債項	Perpetual subordinated debt	**3,120,920**	-
有期後償債項	Term subordinated debt	**2,535,747**	2,527,850
扣減前之附加資本總額	Total supplementary capital before deductions	**6,711,669**	3,217,562
減：附加資本之扣減項目	Less: deductions from supplementary capital	**(134,544)**	-
經扣減後之附加資本總額	Total supplementary capital after deductions	**6,577,125**	3,217,562
扣減前之資本基礎總額	Total capital base before deductions	**-**	10,278,322
資本基礎總額之扣減項目總額	Total deductions from total capital base	**-**	(405,324)
扣減後之資本基礎總額	Total capital base after deductions	**13,456,134**	9,872,998
核心資本及附加資本之扣減項目總額	Total deductions from the core capital and supplementary capital	**269,088**	405,324

(a) 資本充足及流動資金比率(續)

(ii) 平均流動資金比率

(a) Capital adequacy and liquidity ratios (Continued)

(ii) Average liquidity ratio

		永亨銀行集團 The Group 2007	2006
全年平均流動資金比率	Average liquidity ratio for the year	**50.4%**	51.6%

全年平均流動資金比率乃根據香港銀行業條例附表四計算。此比率已按香港金融管理局(「金管局」)協議包括本銀行及部份金融附屬公司之流動資金狀況而計算。

The average liquidity ratio for the year includes the liquidity positions of the Bank and certain of its financial subsidiaries, which is the basis of computation agreed with the Hong Kong Monetary Authority ("HKMA"), and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

(b) 按地理分類之客戶貸款分析

地理分類資料乃按交易對手之所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款之債權獲得並非借款人所在地之一方擔保，或該債權之履行對象是某銀行之海外分行，而該銀行之總辦事處設於另一所在地。

(b) Advances to customers analysed by geographical area

The geographical information is classified by the geographical location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a geographical location which is different from that of the borrower or if the claims are on an overseas branch of a bank whose head office is located in another geographical location.

永亨銀行集團 The Group **2007**

		客戶貸款總額 Gross advances to customers	減值客戶貸款 Impaired advances to customers	已過期3個月以上之客戶貸款 Overdue advances to customers for over 3 months	個別減值準備 Individual impairment allowances	整體減值準備 Collective impairment allowances
香港	Hong Kong	**60,883,545**	**259,686**	**169,857**	**94,102**	**111,020**
澳門	Macau	**7,310,699**	**35,615**	**33,999**	**1,653**	**13,327**
中國內地	Mainland China	**3,449,322**	**16,341**	**6,479**	**10,193**	**6,296**
其他	Others	**2,930,213**	**13,495**	**7,255**	**28**	**5,344**
		74,573,779	**325,137**	**217,590**	**105,976**	**135,987**

(b) 按地理分類之客戶貸款分析(續) (b) Advances to customers analysed by geographical area (Continued)

永亨銀行集團 The Group 2006

		客戶貸款總額 Gross advances to customers	減值客戶貸款 Impaired advances to customers	已過期3個月以上之客戶貸款 Overdue advances to customers for over 3 months	個別減值準備 Individual impairment allowances	整體減值準備 Collective impairment allowances
香港	Hong Kong	48,519,063	297,137	228,191	79,304	139,613
澳門	Macau	5,819,641	48,677	46,935	11,361	16,737
中國內地	Mainland China	1,673,038	3,824	3,567	1,163	4,808
其他	Others	2,626,495	14,454	3,552	489	7,559
		58,638,237	364,092	282,245	92,317	168,717

(c) 按行業分類之客戶貸款進一步分析 (c) Further analysis of advances to customers by industry sectors

下列按行業分類之客戶貸款進一步分析資料，按該等貸款之用途分類，而該行業不少於客戶貸款總額10%。

The following information concerning the further analysis of advances to customers by industry sectors is prepared by classifying the advances according to the usage of the advances in respect of industry sectors which constitute not less than 10% of gross advances to customers.

永亨銀行集團 The Group **2007**

		客戶貸款總額 Gross advances to customers	有抵押貸款總額之百分比 % of gross advances covered by collateral	已過期3個月以上之客戶貸款 Overdue advances to customers for over 3 months	個別減值準備 Individual impairment allowances	整體減值準備 Collective impairment allowances	年內減值準備在收益表列支 Impairment allowances charged to income statement during the year	年內減值準備撇除 Impairment allowances written off during the year
物業投資	Property investment	**12,752,571**	**96.8**	**38,781**	**6,341**	**16,723**	**1,248**	**-**
購買其他住宅物業之貸款	Advances for the purchase of other residential properties	**16,811,653**	**99.5**	**19,665**	**7,849**	**21,150**	**1,290**	**533**
在香港以外使用之貸款	Advances for use outside Hong Kong							
－中國內地	- Mainland China	**12,082,546**	**78.5**	**44,377**	**25,150**	**47,935**	**28,571**	**18,959**
－澳門	- Macau	**9,052,217**	**89.6**	**26,301**	**1,653**	**5,913**	**-**	**8,035**

(c) 按行業分類之客戶貸款進一步分析(續)

(c) Further analysis of advances to customers by industry sectors (Continued)

		永亨銀行集團 The Group 2006						
		客戶貸款總額 Gross advances to customers	有抵押貸款總額之百分比 % of gross advances covered by collateral	已過期3個月以上之客戶貸款 Overdue advances to customers for over 3 months	個別減值準備 Individual impairment allowances	整體減值準備 Collective impairment allowances	年內減值準備在收益表列支 Impairment allowances charged to income statement during the year	年內減值準備撇除 Impairment allowances written off during the year
物業投資	Property investment	10,901,148	98.4	11,046	4,969	21,993	164	261
購買其他住宅物業之貸款	Advances for the purchase of other residential properties	14,692,277	99.8	43,704	8,615	29,052	1,216	31
在香港以外使用之貸款	Advances for use outside Hong Kong							
－中國內地	– Mainland China	9,257,219	79.2	45,748	25,625	69,790	6,263	3,364
－澳門	– Macau	6,211,056	95.3	38,705	6,862	5,013	–	770

(d) 過期及重定還款期資產

(d) Overdue and rescheduled assets

(i) 過期及重定還款期之客戶貸款

(i) Overdue and rescheduled advances to customers

		永亨銀行集團 The Group			
		2007		2006	
已過期未付本金或利息之客戶貸款總額：	Gross advances to customers which have been overdue with respect to either principal or interest for periods of:	金額 Amount	佔客戶貸款總額之百分比 % of total advances to customers	金額 Amount	佔客戶貸款總額之百分比 % of total advances to customers
－6個月或以下但3個月以上	– 6 months or less but over 3 months	**75,297**	**0.10**	44,470	0.08
－1年或以下但6個月以上	– 1 year or less but over 6 months	**52,002**	**0.07**	48,222	0.08
－1年以上	– Over 1 year	**90,291**	**0.12**	189,553	0.32
		217,590	**0.29**	282,245	0.48
過期貸款有抵押品保障之部份	Covered portion of overdue advances	**171,578**		224,291	
過期貸款無抵押品保障之部份	Uncovered portion of overdue advances	**46,012**		57,954	
		217,590		282,245	
過期貸款之抵押品現值	Current market values of collateral held against covered portion of overdue advances	**298,378**		299,772	
過期貸款之個別減值準備	Individual impairment allowances made on overdue advances	**43,385**		57,412	

(d) 過期及重定還款期資產(續)

(i) 過期及重定還款期之客戶貸款(續)

過期客戶貸款之抵押品主要是物業及車輛。

特定還款日期貸款本金或利息已過期及在年底仍未償付,將分類為過期貸款。當分期付款已過期及在年底仍未償付時,以固定分期償還之貸款亦視作過期貸款。如果即時還款通知書已送達借款人但借款人卻未能據此即時償還,及/或該貸款已持續超出已知會借款人所核准之限額,而超出已知會借款人所核准限額之時間比貸款過期之時間更長,即時償還之貸款會當作過期。

重定還款期之貸款是指因借款人的財務狀況惡化或者無法依照原定還款時間表償還而經重組或重新商議之貸款,而經修訂之還款條款並非本集團之一般商業條款。重定還款期之貸款是扣除了其後過期超過三個月之貸款後入賬,現分析如下:

(d) Overdue and rescheduled assets (Continued)

(i) Overdue and rescheduled advances to customers (Continued)

Collateral held with respect to overdue advances to customers is mainly properties and vehicles.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year end. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year end. Loans repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, and / or when the loans have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms are non-commercial to the Group. Rescheduled advances are stated net of any advances that have subsequently become overdue for over 3 months and can be analysed as follows:

		永亨銀行集團 The Group			
		2007		2006	
		金額 Amount	佔客戶貸款總額之百分比 % of total advances to customers	金額 Amount	佔客戶貸款總額之百分比 % of total advances to customers
重定還款期之客戶貸款	Rescheduled advances to customers	**44,635**	**0.06**	43,729	0.07

於二零零七年十二月三十一日及二零零六年十二月三十一日,本集團貸予銀行同業之款項中,並無過期及重定還款期之貸款。

There were no advances to banks which were overdue or rescheduled as at 31st December, 2007 and 31st December, 2006.

(d) 過期及重定還款期資產(續) (d) Overdue and rescheduled assets (Continued)

(ii) 其他過期資產 (ii) Other overdue assets

		永亨銀行集團 The Group 2007	2006
本金或利息已過期之貿易票據	Trade bills which have been overdue with respect to either principal or interest for periods of:		
－6個月或以下但3個月以上	– 6 months or less but over 3 months	**4,179**	–
－1年或以下但6個月以上	– 1 year or less but over 6 months	**–**	4,934
－1年以上	– Over 1 year	**1,503**	1,509
		5,682	6,443

(e) 國內非銀行類客戶風險 (e) Non-bank Mainland China exposures

國內非銀行類客戶風險分析，包括按與金管局協議基準的本銀行及部分附屬公司之風險。

The analysis on non-bank Mainland China exposures includes exposures of the Bank and certain of its subsidiaries on the basis agreed with the HKMA.

永亨銀行集團 The Group 2007

(港幣百萬元等值)	(In millions of HK$ equivalent)	資產負債表以內之風險 On-balance sheet exposures	資產負債表以外之風險 Off-balance sheet exposures	風險總額 Total exposures	個別減值準備 Individual impairment allowances
國內機構	Mainland entities	**3,784**	**385**	**4,169**	**10**
貸予國外之公司及個人而用於國內之信貸	Companies and individuals outside the Mainland where the credit is granted for use in the Mainland	**8,811**	**1,139**	**9,950**	**16**
其他交易對手而其風險被本集團認定為國內非銀行類客戶風險	Other counterparties the exposures to whom are considered by the Group to be non-bank Mainland exposures	**248**	**–**	**248**	**–**
		12,843	**1,524**	**14,367**	**26**

永亨銀行集團 The Group 2006

(港幣百萬元等值)	(In millions of HK$ equivalent)	資產負債表以內之風險 On-balance sheet exposures	資產負債表以外之風險 Off-balance sheet exposures	風險總額 Total exposures	個別減值準備 Individual impairment allowances
國內機構	Mainland entities	2,284	438	2,722	1
貸予國外之公司及個人而用於國內之信貸	Companies and individuals outside the Mainland where the credit is granted for use in the Mainland	7,528	614	8,142	25
其他交易對手而其風險被本集團認定為國內非銀行類客戶風險	Other counterparties the exposures to whom are considered by the Group to be non-bank Mainland exposures	142	–	142	–
		9,954	1,052	11,006	26

(f) 跨境債權

跨境債權資料乃按交易對手之所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款之債權獲得並非交易對手所在地之一方擔保，或該債權之履行對象是某銀行之海外分行，而該銀行之總辦事處設於另一所在地。

(f) Cross-border claims

The information concerning cross-border claims has been classified by the geographical location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a geographical location which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another geographical location.

		永亨銀行集團 The Group 2007			
		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
澳門	Macau	**3,631**	**2,365,138**	**7,550,316**	**9,919,085**
中國內地	Mainland China	**2,389,363**	**220,634**	**1,856,854**	**4,466,851**
其他亞太區	Other Asia Pacific	**6,959,954**	**–**	**2,607,384**	**9,567,338**
美國	United States	**1,238,181**	**311,515**	**2,619,393**	**4,169,089**
其他南美及北美國家	Other North and South American countries	**3,326,112**	**–**	**1,355,632**	**4,681,744**
中東及非洲	Middle East and Africa	**6,355**	**–**	**41,214**	**47,569**
德國	Germany	**9,344,325**	**–**	**7,613**	**9,351,938**
英國	United Kingdom	**6,321,940**	**–**	**70,161**	**6,392,101**
其他歐洲國家	Other European countries	**14,586,050**	**–**	**713,632**	**15,299,682**
		44,175,911	**2,897,287**	**16,822,199**	**63,895,397**

(f) 跨境債權(續)

(f) Cross-border claims (Continued)

		永亨銀行集團 The Group 2006 (重報) (restated)			
		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
澳門	Macau	195	2,352,502	5,885,873	8,238,570
中國內地	Mainland China	2,147,298	138,738	1,085,908	3,371,944
其他亞太區	Other Asia Pacific	7,350,417	–	1,112,209	8,462,626
美國	United States	1,138,755	301,822	1,821,869	3,262,446
其他南美及北美國家	Other North and South American countries	4,152,129	–	1,357,939	5,510,068
中東及非洲	Middle East and Africa	8,632	–	2,922	11,554
德國	Germany	9,171,920	–	13,417	9,185,337
英國	United Kingdom	5,658,352	–	338,407	5,996,759
其他歐洲國家	Other European countries	17,213,063	–	901,774	18,114,837
		46,840,761	2,793,062	12,520,318	62,154,141

跨境債權若干比較數字已重新分類以符合本年關於交易對手分類之呈報方式。

Certain comparative figures in respect of cross-border claims have been reclassified to conform with the current year's presentation in relation to the classification of the counterparty.

(g) 信貸風險管理的額外披露

(g) Additional disclosures on credit risk management

(i) 資本要求

計算本集團於二零零七年十二月三十一日的資本充足比率以作監管呈報時，本集團按標準(信貸風險)計算法計算資本要求，但永亨銀行(中國)有限公司及澳門永亨銀行有限公司則按基本計算法計算資本要求。本集團使用以下信用評級機構計算銀行業(資本)規則所定的資本充足要求：

- 惠譽國際
- 穆迪投資者服務
- 標準普爾
- 日本格付投資情報公司

(i) Capital requirement

In calculating the capital adequacy ratio of the Group for regulating reporting purposes at 31st December, 2007, the Group's capital requirements are calculated under the Standardised (Credit Risk) Approach, except for Wing Hang Bank (China) Limited and Banco Weng Hang, S.A. which the capital requirements are calculated under the Basic Approach. The Group uses the following external credit assessment institutions ("ECAIs") to calculate its capital adequacy requirements prescribed in the Banking (Capital) Rules:

- Fitch Ratings
- Moody's Investors Service, Inc.
- Standard & Poor's Ratings Services
- Rating and Investment Information, Inc.

(g) 信貸風險管理的額外披露(續)

(i) 資本要求(續)

以下資本要求是將本集團按有關計算方法得出的風險加權數額乘以8%後定出。該資本要求並不反映本集團的實際監管資本。

(1) 於資產負債表結算日,按標準(信貸風險)計算法計算的各類風險資本要求分析如下:

(g) Additional disclosures on credit risk management (Continued)

(i) Capital requirement (Continued)

The following capital requirement is made by multiplying the Group's risk-weighted amount derived from the relevant calculation approach by 8%. It does not reflect the Group's actual regulatory capital.

(1) The capital requirements on each class of exposure calculated under the Standardised (Credit Risk) Approach at the balance sheet date can be analysed as follow:

		2007
風險類別:	Classes of exposure:	
一官方實體	– Sovereign	127
一公營機構	– Public sector entity	51,183
一銀行	– Bank	850,577
一證券商號	– Securities firm	315
一企業	– Corporate	2,036,879
一現金項目	– Cash items	6,781
一監管零售	– Regulatory retail	617,299
一住宅按揭貸款	– Residential mortgage loans	528,032
一其他非過期的風險	– Other exposures which are not past due	204,409
一過期風險	– Past due	12,635
資產負債表內風險的資本要求總額	Total capital requirements for on-balance sheet exposures	4,308,237
一直接信貸替代	– Direct credit substitutes	92,789
一交易有關之或然債務	– Transaction-related contingencies	2,757
一貿易有關之或然債務	– Trade-related contingencies	21,310
一其他承擔	– Other commitments	28,706
一匯率合約	– Exchange rate contracts	27,016
一利率合約	– Interest rate contracts	7,683
一股份合約	– Equity contracts	15,031
一信貸衍生工具合約	– Credit derivative contracts	1,909
資產負債表外風險的資本要求總額	Total capital requirements for off-balance sheet exposures	197,201
		4,505,438

(g) 信貸風險管理的額外披露(續)

(i) 資本要求(續)

(2) 於資產負債表結算日，按基本計算法計算的各類風險資本要求分析如下：

(g) Additional disclosures on credit risk management (Continued)

(i) Capital requirement (Continued)

(2) The capital requirements on each class of exposure calculated under the Basic Approach at the balance sheet date can be analysed as follow:

		2007
風險類別：	Classes of exposure:	
－官方實體	– Sovereign	16,364
－公營機構	– Public sector entity	414
－銀行	– Bank	52,058
－現金項目	– Cash items	2,956
－住宅按揭貸款	– Residential mortgage loans	229,778
－其他風險	– Other exposures	920,983
資產負債表內風險的資本要求總額	Total capital requirements for on-balance sheet exposures	1,222,553
－直接信貸替代	– Direct credit substitutes	25,446
－交易有關之或然債務	– Transaction-related contingencies	368
－貿易有關之或然債務	– Trade-related contingencies	4,063
－其他承擔	– Other commitments	86,185
－匯率合約	– Exchange rate contracts	67
資產負債表外風險的資本要求總額	Total capital requirements for off-balance sheet exposures	116,129
		1,338,682

(ii) 信貸風險

上述信用評級機構所評定的信貸評級用於下列各類信貸風險。本集團依照銀行業(資本)規則第4部所定程序，將有關評級與本銀行的銀行帳所記錄的風險作出配對。

(ii) Credit risk exposures

Credit ratings from above-mentioned ECAIs are used for all classes of credit exposures mentioned below. The Group follows the process prescribed in Part 4 of the Banking (Capital) Rules to map the ratings to the exposures booked in the Bank's banking book.

(g) 信貸風險管理的額外披露(續)

(ii) 信貸風險(續)

於資產負債表結算日，按風險類別用標準(信貸風險)計算法計算的信貸風險分析如下：

(g) Additional disclosures on credit risk management (Continued)

(ii) Credit risk exposures (Continued)

An analysis of the credit risk calculated under Standardised (Credit Risk) Approach by class of exposures at the balance sheet date is as follows:

2007

	風險總額 Total exposures	認可減低信用風險措施實施後之風險 Exposures after recognised credit risk mitigation		風險加權數額 Risk-weighted amounts		風險加權總數額 Total risk-weighted amounts	認可抵押品所保障的風險總額 Total exposures covered by recognised collateral	認可擔保或認可信貸衍生工具合約所保障的風險總額 Total exposure covered by recognised guarantees or recognised credit derivative contracts
		獲評級 Rated	無評級 Unrated	獲評級 Rated	無評級 Unrated			
資產負債表內： On-balance Sheet:								
－官方實體 - Sovereign	878,052	1,126,344	-	1,588	-	1,588	-	-
－公營機構 - Public sector entity	842,454	3,198,965	-	639,793	-	639,793	-	-
－多邊發展銀行 - Multilateral development bank	104,685	104,685	-	-	-	-	-	-
－銀行 - Bank	44,730,948	44,511,715	247,214	10,516,669	115,549	10,632,218	-	-
－證券商號 - Securities firm	267,175	-	7,884	-	3,942	3,942	259,291	-
－企業 - Corporate	30,283,758	5,453,461	23,310,701	2,150,281	23,310,701	25,460,982	1,297,177	326,864
－現金項目 - Cash items	508,519	-	508,519	-	84,766	84,766	-	-
－監管零售 - Regulatory retail	10,708,512	-	10,288,300	-	7,716,225	7,716,225	366,175	54,037
－住宅按揭貸款 - Residential mortgage loans	21,062,948	-	18,703,146	-	6,600,392	6,600,392	3,475	2,356,327
－其他非過期之風險 - Other exposures which are not past due exposures	3,015,198	22,058	2,533,057	22,058	2,533,057	2,555,115	460,083	-
－過期風險 - Past due exposures	153,219	7,042	146,177	377	157,560	157,937	116,534	7,043
	112,555,468	54,424,270	55,744,998	13,330,766	40,522,192	53,852,958	2,502,735	2,744,271
資產負債表外： Off-balance sheet:								
－除場外衍生工具交易或信用衍生工具合約以外的資產負債表外風險 - off-balance sheet exposures other than OTC derivative transactions or credit derivative contracts	1,280,604	59,516	1,008,605	42,346	992,114	1,034,460	212,483	5,826
－場外衍生工具交易 - OTC derivative transactions	1,683,175	1,045,449	415,215	222,272	399,361	621,633	222,511	-
－信貸衍生工具合約 - Credit derivative contracts	810,628	3,410	807,218	1,705	807,218	808,923	-	-
	3,774,407	1,108,375	2,231,038	266,323	2,198,693	2,465,016	434,994	5,826
	116,329,875	55,532,645	57,976,036	13,597,089	42,720,885	56,317,974	2,937,729	2,750,097
從資本基礎扣減後的風險 Exposures deducted from capital base	269,088							

以上風險是指已扣除個別減值準備的本金額或信貸等值數額(如適用)。

The above exposures are principal amount or credit equivalent amount, as applicable, net of individual impairment allowances.

(g) 信貸風險管理的額外披露(續)

(iii) 按標準(信貸風險)計算法計算的交易對手信貸風險

有關場外衍生工具交易、回購形式交易及信貸衍生工具合約(確認信貸衍生工具合約除外)所產生的交易對手信貸風險，本集團已在進行以上業務交易前預定所有信貸限額，並按照本集團的風險處理方法準確控制、監察及呈報信貸及結算風險。信貸風險以賬面或市值計算，視乎所涉及產品而定。上述信貸風險計算方法適用於所有交易對手或交易中的參照實體。

針對衍生工具的有擔保抵押品的政策，是以本集團的貸款手冊作指引，用以確保為充分了解按司法權區、交易對手、產品及協議種類分類的淨額計算和抵押的成效而進行的盡職調查獲得全面評估，以及確保所採用的盡職調查達到高標準，且貫徹應用。

(1) 按交易對手分類的風險主要類別分析

(g) Additional disclosures on credit risk management (Continued)

(iii) Counterparty credit risk-related exposures calculated under the Standardised (Credit Risk) Approach

In respect of the Group's counterparty credit risk which arises from over-the-counter ("OTC") derivative transactions, repo-style transactions and credit derivative contracts (other than recognised credit derivative contracts), all credit limits are established in advance of transacting the business and credit and settlement risk must be correctly captured, monitored and reported in accordance with the Group risk methodologies. Credit exposures are measured in book or market value terms depending on the product involved. These methods of calculating credit exposure apply to all counterparties or reference entities in transaction.

The policy for secured collateral on derivatives is guided by the Group's Loaning Manual ensuring the due-diligence necessary to fully understand the effectiveness of netting and collateralisation by jurisdiction, counterparty, product and agreement type is fully assessed and that the due-diligence standards are high and consistently applied.

(1) Analysis of the major classes of its exposures by counterparty type

		2007 場外衍生工具交易 OTC derivative transactions	信貸衍生工具合約 Credit derivative contracts
名義數額：	Notional amounts:		
－銀行	– Banks	**82,717,413**	–
－企業	– Corporates	**15,640,675**	**1,185,058**
－其他	– Others	**6,275,591**	**–**
		104,633,679	**1,185,058**
信貸等值數額或扣除認可的抵押品後的信貸風險淨額：	Credit equivalent amounts or net credit exposures net of recognised collateral:		
－銀行	– Banks	**1,030,764**	–
－企業	– Corporates	**270,024**	**810,628**
－其他	– Others	**159,876**	–
		1,460,664	**810,628**
風險加權數額：	Risk-weighted amounts:		
－銀行	– Banks	**219,001**	–
－企業	– Corporates	**258,583**	**808,923**
－其他	– Others	**144,049**	**–**
		621,633	**808,923**

於二零零七年十二月三十一日，概無進行回購形式交易。

There are no repo-style transactions as at 31st December, 2007.

(g) 信貸風險管理的額外披露(續) (g) Additional disclosures on credit risk management (Continued)

(iii) 按標準(信貸風險)計算法計算的交易對手信貸風險(續) Counterparty credit risk-related exposures calculated under the Standardised (Credit Risk) Approach (Continued)

(2) 交易對手信貸風險分析 Analysis of the counterparty credit risk exposures

		2007 場外衍生工具交易 OTC derivative transactions	2007 信貸衍生工具合約 Credit derivative contracts
非回購形式交易：	Non-repo style transactions:		
－非回購形式交易的公平價值正數總值	– gross total positive fair value which are not repo-style transactions	668,814	1,374
扣減前所持認可的抵押品：	Recognised collateral held before any haircuts:		
－銀行存款	– cash on deposit with the bank	725,377	-
－債務證券	– debt securities	47,809	-
－股份證券	– equity securities	212,369	-
－其他	– others	1,000	-
		986,555	-
信貸等值數額或扣除所持認可的抵押品後的信貸風險淨額	Credit equivalent amounts or net credit exposures net of recognised collateral held	1,460,664	810,628
風險加權數額	Risk weighted amounts	621,633	808,923
提供信用保障的認可信貸衍生工具合約的名義數額	Notional amount of recognised credit derivative contracts which provide credit potection	-	-

(3) 產生交易對手信貸風險的信貸衍生工具合約： Credit derivative contracts which create exposures to counterparty credit risk:

		2007 名義數額 Nominal amount
用於管理本集團的信貸組合：	Used for management of the Group's credit portfolio	
－信貸違約掉期	– Credit default swaps	
購入保障	Protection bought	200,000
沽出保障	Protection sold	985,058
		1,185,058

(g) 信貸風險管理的額外披露(續)

(iv) 減低信貸風險措施

本集團的政策規定，只在享有法律權利採用淨額計算的情況下才會付諸實施。

根據銀行業(資本)規則，認可淨額計算定義為依據有效雙邊淨額結算協議作出的淨額計算。與銀行業(資本)規則一致，只有雙邊淨額結算協議納入減低資本充足信貸風險措施的計算。儘管內部信貸風險管理容許利用多邊淨額結算協議，但根據銀行業(資本)規則，此舉卻並非有效的減低信貸風險措施。

本集團的政策是必須至少每年檢討及重估所有企業及機構貸款。如有實質抵押之貸款過期90天以上，有關之抵押品必須最少每三個月重估。

至於過期90天以上的住宅樓宇按揭貸款，則須至少每三個月重估按揭物業。

本集團所取得的認可抵押品主要類別，均為銀行業(資本)規則第80條所載述，包括但不限於銀行存款、黃金、在主要指數及／或認可交易所上市的股票，以及各樣認可債務證券。

如銀行業(資本)規則第98條及第99條所述，部分擔保及信貸用途衍生工具合約會因實施減低信貸風險措施而予以確認。擔保主要來自官方實體、企業及銀行。企業擔保必須具備由標準普爾、惠譽國際與日本格付投資情報公司所給與A-或以上的信貸評級，或由穆迪投資者服務所給與A3或以上的信貸評級，才可獲確認為信貸風險減緩項目。

本集團所採用的減低信貸風險(認可抵押品及擔保)之措施中不存在重大的信貸及市場風險集中情況。

(g) Additional disclosures on credit risk management (Continued)

(iv) Credit risk mitigation

The Group's policy provides that netting is only to be applied where it has the legal right to do so.

Under the Banking (Capital) Rules, recognised netting is defined as any netting done pursuant to a valid bilateral netting arrangement. Consistent with the Banking (Capital) Rules, only bilateral netting arrangements are included for capital adequacy credit risk mitigation calculation. While the use of multi-lateral netting arrangement is allowed for internal credit risk management, it is not a valid credit risk mitigation under the Banking (Capital) Rules.

It is the Group's policy that all corporate and institutional facilities be reviewed (and hence revalued) at least on an annual basis. Where facilities have been overdue for more than 90 days and are tangibly secured, the collateral must be revalued not less than every 3 months.

For residential mortgage loans that are more than 90 days past due, the mortgaged property must be revalued not less than every 3 months.

The main types of recognised collateral taken by the Group are those as stated in Section 80 of the Banking (Capital) Rules, including (but not limited to) cash on deposit, gold bullion, equities listed in a main index and/or a recognised exchange and various recognised debt securities.

As stated in Sections 98 and 99 of the Banking (Capital) Rules, certain guarantees and credit derivative contracts are recognised for credit risk mitigation purposes. The main types of guarantees are from sovereigns, corporate and banks. With corporate guarantees, in order for it to be recognised as a credit risk mitigants, it must have a credit rating of A- or better by Standard & Poor's Ratings Services, Fitch Ratings and Rating and Investment Information, Inc, or a credit rating of A3 or better by Moody's Investors Service.

There were immaterial credit and market risk concentrations within the credit risk mitigants (recognised collateral and guarantees) used by the Group.

(g) 信貸風險管理的額外披露(續)

(g) Additional disclosures on credit risk management (Continued)

(v) 資產證券化

於二零零七年十二月三十一日，本集團是資產證券化交易中的投資機構。

本集團按標準(信貸風險)計算法及基本計算法計算資產證券化風險。

(v) Asset securitisation

The Group is an investing institution under asset securitisation transactions at 31st December, 2007.

Asset securitisation exposures are calculated under the Standardised (Credit Risk) Approach and Basic Approach.

		2007
風險類別：	Classes of exposures:	
－企業	– Corporate	76,726
風險加權數額	Risk-weighted amounts	11,733
從資本基礎扣減後之風險	Exposures deducted from capital base	18,062

於資產負債表結算日，證券化風險的資本要求如下：

The capital charge for securitisation exposure at the balance sheet date is:

		2007
證券化風險的資本要求	Capital charge for securitisation exposure	939

(vi) 市場風險資本要求

於資產負債表結算日，按標準(市場風險)計算法計算市場風險的資本要求如下：

(vi) Market risk capital charge

The capital charge for market risk calculated in accordance with the Standardised (Market Risk) Approach at the balance sheet date is as follow:

		2007
市場風險的資本要求	Capital charge for market risk	
－利率風險（包括期權）	– Interest rate exposures (including options)	175,583
－股票風險（包括期權）	– Equity rate exposures (including options)	12,850
－外匯風險（包括黃金和期權）	– Foreign exchange exposures (including gold and options)	2,819
		191,252

(vii) 營運風險資本要求

於資產負債表結算日，按基本指標計算法計算營運風險的資本要求如下：

(vii) Operational risk capital charge

The capital charge for operational risk calculated in accordance with the Basic Indicator Approach at the balance sheet date is as follow:

		2007
營運風險的資本要求	Capital charge for operational risk	429,447

(g) 信貸風險管理的額外披露(續)

(viii) 銀行賬內的股票風險

計劃持續持有但不包括聯營公司或附屬公司投資的股票投資，會分類為可供銷售證券，並於資產負債表內「持有至到期日及可供銷售金融資產」項下列賬。可供銷售證券按附註2(f)(ii)及(iii)所述公平價值計算並在財務報表列報。這類別包括本集團所作的策略投資，而該等策略投資必須通過額外內部程序和批准，以確保能符合本集團的策略及所有有關的監管和法律限制。

(g) Additional disclosures on credit risk management (Continued)

(viii) Equity exposures in banking's book

Investments in equity shares which are intended to be held on a continuing basis, but which do not comprise investments in associates or subsidiaries, are classified as available-for-sale securities and are reported in the balance sheet as "Held-to-maturity and available-for-sale financial assets". Available-for-sale securities are measured at fair value as described in notes 2(f)(ii) and (iii) on the financial statements. Included within this category are investments made by the Group for strategic purposes, which are subject to additional internal procedures and approvals to ensure that the investment is in accordance with the Group's strategy and to ensure compliance with all relevant regulatory and legal restrictions.

		2007
銷售和平倉所得累計已實現之收益	Cumulative realised gains from sales and liquidations	**39,764**
未實現收益：	Unrealised gains:	
一在儲備中確認但未誌入收益表	– recognised in reserve but not through income statement	**2,709**
一從附加資本扣除	– deducted from the supplementary capital	**–**

(ix) 銀行賬內的利率風險

利率風險按價位基點計算法計算。

有關風險的本質及計算資料，請參閱「財務報表附註」內之附註37(c)。

(ix) Interest rate exposures in banking's book

Interest rate exposures are calculated under the Price Value of a Basis Point ("PVBP") methodology.

For the information of the nature and measurement of the risk, please refer to note 37(c) of "Notes to the financial statements".

		2007 港元 HK dollars	2007 美元 US dollars
利率變動100基點	Interest rate changes by 100 basis points		
一盈利因上升100基點而增加／（減少）	– increase / (decrease) in earnings by increasing 100 basis points	**53,398**	**(46,880)**
一盈利因下降100基點而（減少）／增加	– (decrease) / increase in earnings by decreasing 100 basis points	**(53,398)**	**46,880**

(h) 企業管治

本集團致力實施良好企業管治。本集團已完全遵循由金管局所發出的監管政策手冊內有關「本地註冊認可機構的企業管治指引」的要求，同時成立了多個董事會轄下的委員會，包括行政委員會、授信委員會、管理委員會、資產負債管理委員會、審核委員會、董事提名委員會及薪酬委員會。該等委員會的構成和職能詳載於「企業管治報告書」內。

(h) Corporate Governance

The Group is committed to high standards of corporate governance. The Group has fully complied with the requirements set out in the guideline on "Corporate Governance of Locally Incorporated Authorised Institutions" under Supervisory Policy Manual issued by the HKMA. The Group established a number of committees under the Board of Directors including the Executive Committee, Credit Committee, Management Committee, Asset and Liability Management Committee, Audit Committee, Director Nomination Committee and Remuneration Committee. The compositions and functions are explained in the "Corporate Governance Report".

主要附屬公司

Major Subsidiaries

澳門永亨銀行		**Banco Weng Hang, S. A.**	
總行	澳門新馬路241號	**Head Office**	241 Avenida de Almeida Ribeiro, Macau
英利信用財務有限公司		**Inchroy Credit Corporation Limited**	
總行	灣仔告士打道60號7樓	**Head Office**	7/F., 60 Gloucester Road, Wanchai
永亨信用財務有限公司		**Wing Hang Credit Limited**	
總行	灣仔告士打道60號6樓	**Head Office**	6/F., 60 Gloucester Road, Wanchai
永亨財務有限公司		**Wing Hang Finance Company Limited**	
總行	灣仔告士打道60號9樓	**Head Office**	9/F., 60 Gloucester Road, Wanchai
永亨證券有限公司		**Wing Hang Shares Brokerage Company Limited**	
總行	中環永和街23號 俊和商業中心1樓	**Head Office**	1/F., Chun Wo Commercial Centre, 23 Wing Wo Street, Central
永亨銀行(中國)有限公司		**Wing Hang Bank (China) Limited**	
總行	深圳深南東路5002號 信興廣場地王商業中心8層	**Head Office**	8/F., Shun Hing Square Di Wang Commercial Centre 5002 Shennan Dong Road, Shenzhen

主要分行

Major Branches

香港		**HONG KONG**	
總行	皇后大道中161號	**Head Office**	161 Queen's Road Central
銅鑼灣	波斯富街82號	**Causeway Bay**	82 Percival Street
中區	雪廠街10號新顯利大廈地庫	**Central**	B2 New Henry House, 10 Ice House Street
告士打道	告士打道60號	**Gloucester Road**	60 Gloucester Road
莊士敦道	莊士敦道131號	**Johnston Road**	131 Johnston Road
九龍		**KOWLOON**	
九龍	彌敦道298號	**Kowloon**	298 Nathan Road
觀塘	輔仁街22-24號	**Kwun Tong**	22-24 Fu Yan Street
旺角道	旺角道16號	**Mongkok Road**	16 Mongkok Road
深水埗	長沙灣道57號	**Shamshuipo**	57 Cheung Sha Wan Road
新界		**NEW TERRITORIES**	
沙田廣場	沙田廣場地下9號舖	**Shatin Plaza**	Shop 9, Level 1, Shatin Plaza
荃灣	眾安街35號	**Tsuen Wan**	35 Chung On Street
屯門	屯門市廣場第一期G70號舖	**Tuen Mun**	G70, Phase 1, Tuen Mun Town Plaza
元朗	青山公路40號	**Yuen Long**	40 Castle Peak Road
中國		**CHINA**	
深圳	深南東路5002號 信興廣場地王商業中心2701室	**Shenzhen**	Room 2701, Shun Hing Square Di Wang Commercial Centre 5002 Shennan Dong Road
代表處		**Representative Office**	
北京	東城區 東直門外大街48號 東方銀座寫字樓15A號	**Beijing**	Room 15A, Office Tower, Oriental Kenzo No. 48 Dongzhimen Wai Street Dongcheng District

敬啟者本銀行訂於二零零八年四月二十九日(星期二)下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳舉行股東週年大會，討論下列事項：

1. 省覽截至二零零七年十二月三十一日止年度之本銀行財務報表與董事會及獨立核數師報告書；

2. 宣佈派發截至二零零七年十二月三十一日止年度末期股息每股港幣二元四角七仙；

3. (a) 重選鄭漢鈞博士為董事；

   (b) 重選古岸潤先生為董事；

   (c) 重選謝孝衍先生為董事；

4. 授權董事會釐定董事袍金；

5. 重新委聘核數師及授權董事會釐定其酬金；

作為特別事項，考慮及如認為適當通過下列議案為普通決議案：

6. (a) 繼續無條件授權董事會在有關期間內配發、發行及處理本銀行之額外股份，其股份總數以不超逾本決議案通過之日本銀行已發行股本百分之二十為限。根據認股權計劃及僱員獎勵計劃而配發予本銀行及其附屬公司僱員之認股權或其股份，及遵照本行組織章程細則所進行之任何以股代息或類似的安排，則不在此限；及

   (b) 就本決議案而言：

   「有關期間」指本決議案通過之日至下列三者之較早日期止之期間：

   (i) 本銀行下屆股東週年大會結束之日；

   (ii) 法例規定本銀行須舉行下屆股東週年大會之期限屆滿之日；及

   (iii) 本銀行在股東大會通過普通決議案撤銷或修訂本決議案所述授權之日。

7. (a) 在下文(b)項之限制下，全面及無條件批准本銀行董事會於有關期間內(即本會議通告第6(b)項所載)行使本銀行一切權力，購回本銀行股本中之已發行股份；及

(b) 根據上文(a)項之批准，可於香港聯合交易所有限公司，根據香港股份購回守則所購回之股份，其股份總數不得超逾本決議案通過之日本銀行已發行股本百分之十，而上述批准因而須受此限制。

8. 根據本會議通告第六項所載決議案而授予董事會配發股份之一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發之股份總數中加入相等於本銀行根據本會議通告第七項所載決議案所獲授之權力而購回之股份總數。

本銀行將於二零零八年四月二十四日(星期四)至二零零八年四月二十九日(星期二)，首尾兩天包括在內，暫停辦理股份過戶登記手續。

承董事會命
董事兼秘書
何志偉 謹啟

香港 二零零八年三月十八日

附註：

1. 如欲獲得建議派發之股息，一切過戶文件連同有關股票及過戶表格須於二零零八年四月二十三日(星期三)下午四時三十分前送達本銀行股份過戶登記處，香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司收。

2. 有權出席及投票之股東，均有權委任一位或多位代表出席，並於以按股數表決時代表投票，受委任代表毋須為本銀行股東。代表委任表格最遲於開會時間四十八小時前送達本銀行股份過戶登記處收。

3. 按照良好企業管治常規，主席擬提出所有於本大會通告中列明之決議案均以投票方式進行表決。

4. 建議派發每股港幣二元四角七仙之末期股息，如獲通過，約於二零零八年五月二十三日(星期五)派發予於二零零八年四月二十九日在股東名冊上已登記之股東。

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Tuesday, 29th April, 2008 at 3:30 p.m. for the following purposes:

1. To receive and consider the financial statements and Reports of the Directors and Independent Auditor for the year ended 31st December, 2007;

2. To declare a final dividend of HK$2.47 per share for the year ended 31st December, 2007;

3. (a) To re-elect Dr Cheng Hon Kwan as Director;

   (b) To re-elect Mr Andrew M Gordon as Director;

   (c) To re-elect Mr Aloysius H Y Tse as Director;

4. To authorise the Board of Directors to fix directors' fees;

5. To re-appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and if thought fit, pass the following resolutions as ordinary resolutions:

6. "THAT,

   (a) a general mandate be given to the Directors unconditionally during the Relevant Period to allot, issue and deal with additional shares in the capital of the Bank or grant any offers, agreements or options which might require securities to be issued, allotted or disposed of subject to the restriction that the aggregate number of share capital allotted, other than for allotment under any share option schemes or employee incentive plan for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares of the Bank, and any scrip dividend or similar arrangement in accordance with the Article of Association of the Bank, shall not exceed 20% of the issued share capital of the Bank at the date of this Resolution; and

   (b) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Bank;

   (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

7. "THAT,

(a) subject to paragraph (b) below, the exercise by the Directors of the Bank during the Relevant Period (as defined in Resolution No. 6(b) in the notice of this meeting) of all the powers of the Bank to purchase shares in the capital of the Bank be and is hereby generally and unconditionally approved; and

(b) the aggregate number of shares of the Bank which may be purchased by the Bank on The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to approval in paragraph (a) above shall not exceed 10% of the issued share capital of the Bank at the date of this Resolution, and the said approval shall be limited accordingly."

8. "THAT, the general mandate granted to the Directors to allot shares pursuant to the Resolution No. 6 of the notice of this meeting be and is hereby extended by the addition to the aggregate number of shares which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate number of shares repurchased by the Bank under the authority granted pursuant to the Resolution No. 7 of the notice of this meeting."

The Register of Members will be closed from Thursday, 24th April, 2008 to Tuesday, 29th April, 2008, both days inclusive, during which period no share transfers will be registered.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 18th March, 2008

Notes:

1. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 23rd April, 2008.

2. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.

3. As a good governance practice, the Chairman intends to demand a poll on each of the resolutions set out in this Notice of Meeting.

4. The proposed final dividend of HK$2.47 per share, if approved, will be paid on or about Friday, 23rd May, 2008 to shareholders whose names are on the Register of Members on 29th April, 2008.

永亨銀行有限公司
WING HANG BANK, LIMITED

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Wing Hang Bank, Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 302)

RE-ELECTION OF DIRECTORS AND GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES OF THE BANK

The notice of Annual General Meeting of Wing Hang Bank, Limited to be held at the Bank's Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Tuesday, 29th April, 2008 at 3:30 p.m. ("Annual General Meeting") is set out in the Bank's 2007 Annual Report.

Whether or not you are able to attend the Annual General Meeting please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the Annual General Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting should you so wish.

3rd April, 2008

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 302)

Directors:
Dr Patrick Y B Fung
(Chairman and Chief Executive)
Dr Cheng Hon Kwan, GBS, JP*
Mr Ambrose H C Lau, GBS, JP*
Dr Simon K Y Lee, MBE, JP*
Mr Tung Chee Chen*
Mr Aloysius H Y Tse*
Mr Kenneth A Lopian#
Mr Andrew M Gordon#
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*

* *Independent non-executive directors*
\# *Non-executive directors*

Registered Office:
161 Queen's Road Central
Hong Kong

3rd April, 2008

To the shareholders

Dear Sir or Madam,

RE-ELECTION OF DIRECTORS AND GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES OF THE BANK

INTRODUCTION

The purpose of this circular is to seek your approval of proposals:– (i) to re-elect Directors and (ii) to grant general mandates to the directors of Wing Hang Bank, Limited ("the Directors") to issue shares and to repurchase shares of Wing Hang Bank, Limited ("the Bank") and to provide you with information in connection with such proposals. Your approval will be sought at the forthcoming Annual General Meeting.

RE-ELECTION OF DIRECTORS

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Dr Cheng Hon Kwan, Mr Andrew M Gordon and Mr Tse Hau Yin, Aloysius. The retiring Directors are eligible and offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the forthcoming Annual General Meeting are set out in Appendix I to this circular.

GENERAL MANDATE TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of shareholders of the Bank held on 26th April, 2007 approval was given by shareholders for the granting of, inter alia, a general mandate to the Directors to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") up to 10% of the issued share capital of the Bank at the date of passing the relevant resolution and to add the number of shares repurchased to the general mandate granted to the Directors to issue additional shares up to an aggregate number of shares not exceeding 20% of the issued share capital of the Bank at the date of passing the relevant resolution.

In accordance with the terms of the approval, these general mandates will shortly expire on 29th April, 2008 upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on that day. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement required by the Listing Rules (the "Explanatory Statement") to be sent to shareholders in connection with the proposed share repurchase mandate are set out in the Appendix II to this circular.

At the forthcoming Annual General Meeting, ordinary resolutions, among others, will be proposed to:–

(i) grant the Directors a general mandate to allot, issue and deal with additional shares up to an aggregate number of shares not exceeding 20% of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution;

(ii) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10% of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution; and

(iii) extend the general mandate which will be granted to the Directors to allot, issue and deal with additional shares by adding to it the number of shares repurchased after the granting of the general mandate to repurchase shares.

RIGHT TO DEMAND A POLL

Pursuant to Article 69 of the Bank's Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance, a poll may be demanded by:–

(a) the chairman of the meeting; or

(b) at least three Members present in person or by proxy and entitled to vote at the meeting; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

As a good governance practice, the chairman intends to demand a poll on each of the resolutions set out in the Notice of Annual General Meeting.

RECOMMENDATION

Your Directors consider that these general mandates are in the interests of the Bank and its shareholders and accordingly recommend that all shareholders vote in favour of the resolutions at the forthcoming Annual General Meeting of the Bank.

Yours faithfully,
Patrick Y B Fung
Chairman and Chief Executive

Dr Cheng Hon Kwan, GBS, JP *Independent Non-Executive Director and a member of Audit Committee, Director Nomination Committee and Remuneration Committee*

Aged 80. Bachelor of Science in Engineering from Tianjin University and Fellow of Imperial College London. Honorary Fellow, Gold Medallist and Past President of The Hong Kong Institution of Engineers. Fellow and Gold Medallist of The Institution of Structural Engineers. Former Member of Executive and Legislative Councils. Past Chairman of Land and Building Advisory Committee, Transport Advisory Committee, Hong Kong Housing Authority, Councils of City University and Open University of Hong Kong. Currently, Independent Non-Executive Director of Tianjin Development Holdings Limited, Agile Property Holdings Limited, Hang Lung Group Limited and Hang Lung Properties Limited. Joined the Board of the Bank in 1987.

Dr Cheng does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Bank. As at the Latest Practicable Date, Dr Cheng does not have any interest in the Bank's shares within the meaning of Part XV of the Securities and Future Ordinance ("SFO").

There is no service contract between Dr Cheng and the Bank. Dr Cheng has not been appointed for a specific term and will be subject to retirement by rotation and re-election in accordance with the articles of association of the Bank. Dr Cheng receives a director's fee of HK$150,000 per annum and a fee of HK$150,000 and HK$20,000 being member of the Audit Committee and Remuneration Committee of the Bank respectively. The fees are determined by the Board in line with prevailing market condition.

Save as disclosed herein, there are no other matters that need to be disclosed or to be brought to the attention of the shareholders of the Bank pursuant to Rules 13.51(2)(h) to (w) of the Listing Rules.

Mr Andrew M Gordon *Non-Executive Director and a member of Audit Committee*

Aged 46. Obtained BA degree from the University of Exeter, England in 1982. First joined The Bank of New York Mellon in 1985 in London and received credit training in New York. Has taken on assignments in Hong Kong, London, Tokyo and now in Hong Kong as Executive Vice President and General Manager of the Hong Kong Branch of The Bank of New York Mellon, a substantial shareholder of the Bank. Joined the Board of the Bank in October 2003.

Save as disclosed herein, Mr Gordon does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Bank. As at the Latest Practicable Date, Mr Gordon does not have any interest in the Bank's shares within the meaning of Part XV of the SFO.

There is no service contract between Mr Gordon and the Bank. Mr Gordon has not been appointed for a specific term and will be subject to retirement by rotation and re-election in accordance with the articles of association of the Bank. Mr Gordon receives a director's fee of HK$150,000 per annum and a fee of HK$150,000 being member of the Audit Committee. The fees are determined by the Board in line with prevailing market condition.

Save as disclosed herein, there are no other matters that need to be disclosed or to be brought to the attention of the shareholders of the Bank pursuant to Rules 13.51(2)(h) to (w) of the Listing Rules.

Mr Aloysius H Y Tse *Independent Non-Executive Director and a member of Audit Committee*

Aged 60. A Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). A past president of the HKICPA. Joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China Advisory Board from 1997 to 2000. Also serves as Independent Non-Executive Director of a number of listed companies, including China Construction Bank Corporation, China Telecom Corporation Limited, CNOOC Limited, Linmark Group Limited and Sinofert Holdings Limited. Currently Chairman of the International Advisory Council of The People's Municipal Government of Wuhan. Joined the Board of the Bank in November 2004.

Mr Tse does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Bank. As at the Latest Practicable Date, Mr Tse does not have any interest in the Bank's shares within the meaning of Part XV of the SFO.

There is no service contract between Mr Tse and the Bank. Mr Tse has not been appointed for a specific term and will be subject to retirement by rotation and re-election in accordance with the articles of association of the Bank. Mr Tse receives a director's fee of HK$150,000 per annum, a fee of HK$150,000 being member of the Audit Committee and a fee of HK$137,000 being supervisor of subsidiaries of Wing Hang Bank Group for the year 2007. The fees are determined by the respective Board in line with prevailing market condition.

Save as disclosed herein, there are no other matters that need to be disclosed or to be brought to the attention of the shareholders of the Bank pursuant to Rules 13.51(2)(h) to (w) of the Listing Rules.

The following is the Explanatory Statement required to be sent to shareholders pursuant to the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the memorandum required under section 49BA of the Companies Ordinance:-

(i) At the forthcoming Annual General Meeting a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up ordinary shares of HK$1.00 each in the capital of the Bank representing up to a maximum of 10% of the share capital of the Bank in issue on the date the resolution is passed (the "Repurchase Mandate"). Based on the 294,964,380 shares of HK$1.00 each in the Bank ("Shares") in issue as at 31st March, 2008, being the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), the Bank will therefore be allowed under the mandate to repurchase a maximum of 29,496,438 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with the Memorandum and Articles of Association of the Bank and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited financial statements for the year ended 31st December, 2007) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increase, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Bank and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Po Ding Company Limited, YKF Holding Corporation, Tessel Inc., Patrick Y B Fung, Michael Y S Fung, Louis C W Ho and his spouse (who, due to certain trustee arrangements, may potentially be treated as shareholders acting in concert with each other for the purposes of the Takeovers Code and shall hereafter be referred to as the "Trustee Parties") and BNY International Financing Corporation were interested in aggregate of 65,259,600 and 59,825,053 Shares respectively (representing approximately 22.12% and 20. 28% of the issued share capital of the Bank respectively). In the event that the Directors exercise the Share Repurchase Mandate in full, the aggregate interests of the Trustee Parties and BNY International Financing Corporation would be increased to approximately 24.58% and 22.54% of the total issued share capital of the Bank respectively. The Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this circular.

(ix) No connected persons of the Bank (as defined in the Listing Rules) have notified it of a present intention to sell Shares of the Bank to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:–

		Highest	**Lowest**
		HK$	*HK$*
2007:	April	98.25	90.00
	May	94.60	80.55
	June	91.15	82.15
	July	101.60	83.85
	August	102.00	80.50
	September	96.75	87.40
	October	93.20	86.35
	November	100.70	90.70
	December	118.00	93.50
2008:	January	121.60	88.00
	February	116.90	95.00
	March	118.60	99.05

此乃要件　請即處理

閣下如對本通函任何方面或對　閣下應採取的行動**有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有永亨銀行有限公司的股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

永亨銀行有限公司

(於香港註冊成立之有限公司)

(股份代號：302)

重選董事
及
本銀行發行股份及購回股份之
一般性授權

永亨銀行有限公司謹訂於二零零八年四月二十九日(星期二)下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳召開股東週年大會(「股東週年大會」)。股東週年大會通告載於本銀行二零零七年年報內。

無論　閣下能否出席股東週年大會，務請盡快將隨附的代表委任書按其上印列之指示填妥，而無論如何須於股東週年大會指定舉行時間四十八小時前交回本銀行之股份登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室。填妥並遞交代表委任書後，股東仍可親身出席股東週年大會，並於會上投票。

二零零八年四月三日

永亨銀行有限公司

(於香港註冊成立之有限公司)

(股份代號:302)

董事:
馮鈺斌博士 *(董事長兼行政總裁)*
鄭漢鈞博士*GBS, JP**
劉漢銓太平紳士*GBS**
李國賢博士*MBE, JP**
董建成先生*
謝孝衍先生*
Kenneth A Lopian先生#
古岸濤先生#
王家華先生 *(副行政總裁)*
馮鈺聲先生 *(執行董事)*
何志偉先生 *(執行董事)*

* *獨立非執行董事*
\# *非執行董事*

註冊辦事處:
香港
皇后大道中一六一號

敬啟者:

重選董事 及 本銀行發行股份及購回股份之 一般性授權

緒言

本文件旨在徵求　閣下批准有關(i)重選董事及(ii)授予永亨銀行有限公司(「本銀行」)董事會(「董事會」)發行股份及購回股份之一般權力之建議及向　閣下提供有關此等建議之資料。本銀行將於股東週年大會上提請批准此等建議。

重選董事

董事鄭漢鈞博士、古岸蔚先生及謝孝衍先生依照本銀行組織章程細則均應告退，但可再選復任。建議於股東週年大會上重選之董事資料載於本通函附錄一。

發行股份及購回股份之一般性授權

於二零零七年四月二十六日舉行之本銀行股東週年大會上，股東已批准授予董事會一般權力，可在香港聯合交易所有限公司（「聯交所」）購回最多不超過於有關決議案通過之日本銀行已發行股本10%之股份，以及在發行最多不超過於有關決議案通過之日本銀行已發行股本20%之額外股份以外，加上購回股份之股份數目。

根據該項批准之條款，此等一般性授權即將於二零零八年四月二十九日本銀行股東週年大會結束時屆滿。為求與現行公司慣例一致，本銀行將提呈議案重新作此等授權，而按照上市規則規定須就建議之購回股份決議案寄發予股東之說明函件（「說明函件」）載於本通函附錄二。

下列之普通決議案即將於股東週年大會上與其他議案一併提呈：

(i) 授予董事會一般權力配發、發行及處理不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間，本銀行已發行股本20%之額外股份；

(ii) 授予董事會一般權力在聯交所購回不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間，本銀行已發行股本10%之股份；及

(iii) 擴大授予董事會配發、發行及處理額外股份之一般權力，即加入獲授權購回股份而購回之股份數目。

要求以投票方式表決之權利

根據本銀行組織章程細則第69條，於任何股東大會上提呈之決議案須以舉手表決方式進行，除非（於宣佈舉手投票結果時或之前或任何其他以投票方式表決之要求被撤回時）有人正式要求以投票方式表決。在公司條例之規限下，下列人士可要求以投票方式表決：－

(a) 大會主席；或

(b) 最少三名親身或委託代表出席而有權在大會中投票之股東；或

(c) 任何一名或多名親身或委託代表出席之股東，其所代表之投票權合共不少於有權在大會中出席及投票之所有股東之投票權總數之十分之一者；或

(d) 任何一名或多名親身或委託代表出席之股東，其持有賦予其可出席大會及在會上投票之權利之股份且已就該等股份繳清之股款合共不少於賦予該等權利之全部股份之已繳清股款總額之十分之一者。

按照良好企業管治常規，主席擬提出所有於股東週年大會通告中列明之決議案均以投票方式進行表決。

推薦意見

董事會認為此等一般性授權符合本銀行及其股東之最佳利益，因此推薦各股東於股東週年大會上投票贊成有關之決議案。

此致

列位股東 台照

董事長兼行政總裁
馮鈺斌
謹啟

二零零八年四月三日

鄭漢鈞博士GBS, JP*獨立非執行董事，審核委員會、董事提名委員會及薪酬委員會成員*

80歲。天津大學工程學士，倫敦帝國學院榮譽院士，香港工程師學會榮譽資深會員、金獎章獲得者及前任會長，英國結構工程師學會資深會員及金獎章獲得者。曾任行政立法兩局議員，土地及建設諮詢委員會、交通諮詢委員會及香港房屋委員會主席，城市大學及公開大學校董會主席。現為天津發展控股有限公司、雅居樂地產控股有限公司、恆隆集團有限公司及恆隆地產有限公司獨立非執行董事。一九八七年加入本銀行董事會。

鄭博士與本銀行之其他董事、高層管理人員、主要股東或控股股東概無任何關係，在最後實際可行日期，鄭博士並無擁有根據《證券及期貨條例》第XV部所指本銀行之任何股份權益。

鄭博士與本銀行並無訂立任何服務合約，亦無特定服務年期，並將根據本銀行之組織章程細則規定輪流退任，但可再選復任。鄭博士收取董事袍金每年港幣十五萬元，並收取審核委員會成員酬金港幣十五萬元及薪酬委員會成員酬金港幣二萬元。酬金由董事會參照一般市場情況而釐定。

除於此披露外，概無其他根據上市規則第13.51(2)(h)至(w)條之規定而須予披露之資料或須知會本銀行股東之事宜。

古岸濤先生*非執行董事及審核委員會成員*

46歲。一九八二年獲英國University of Exeter 文學士學位。一九八五年加入The Bank of New York Mellon 倫敦分行，曾在紐約接受信貸業務訓練及在香港、倫敦及東京擔任職務，現任The Bank of New York Mellon 香港分行執行副總裁及總經理。二零零三年十月加入本銀行董事會。

除於此披露外，古岸濤先生與本銀行之其他董事、高層管理人員、主要股東或控股股東概無任何關係，在最後實際可行日期，古岸濤先生並無擁有根據《證券及期貨條例》第XV部所指本銀行之任何股份權益。

古岸蔚先生與本銀行並無訂立任何服務合約，亦無特定服務年期，並將根據本銀行之組織章程細則規定輪流退任，但可再選復任。古岸蔚先生收取董事袍金每年港幣十五萬元及審核委員會成員酬金港幣十五萬元。酬金由董事會參照一般市場情況而釐定。

除於此披露外，概無其他根據上市規則第13.51(2)(h)至(w)條之規定而須予披露之資料或須知會本銀行股東之事宜。

謝孝衍先生 *獨立非執行董事及審核委員會成員*

60歲。英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員，香港會計師公會前會長。一九七六年加入畢馬威會計師事務所，一九八四年成為其合夥人，並於二零零三年三月退休。一九九七年至二零零零年任畢馬威中國業務非執行主席及畢馬威中國事務委員會委員。並為多家上市公司之獨立非執行董事，包括中國建設銀行股份有限公司、中國電信股份有限公司、中國海洋石油有限公司、林麥集團有限公司及中化化肥控股有限公司，亦為武漢市人民政府國際諮詢顧問團主席。二零零四年十一月加入本銀行董事會。

謝先生與本銀行之其他董事、高層管理人員、主要股東或控股股東概無任何關係，在最後實際可行日期，謝先生並無擁有根據《證券及期貨條例》第XV部所指本銀行之任何股份權益。

謝先生與本銀行並無訂立任何服務合約，亦無特定服務年期，並將根據本銀行之組織章程細則規定輪流退任，但可再選復任。謝先生收取董事袍金每年港幣十五萬元及審核委員會成員酬金港幣十五萬元，二零零七年度任永亨銀行集團內附屬公司監事共收取酬金港幣十三萬七千元。酬金由各董事會參照一般市場情況而釐定。

除於此披露外，概無其他根據上市規則第13.51(2)(h)至(w)條之規定而須予披露之資料或須知會本銀行股東之事宜。

以下為根據上市規則規定，須就購回股份之一般性授權建議寄予股東之説明函件及根據公司條例第49BA條規定而發出的備忘錄：

(i) 本銀行於將屆之股東週年大會上，提呈一項決議案，以賦予本銀行董事會一般性權力，可行使本銀行之一切權力，在聯交所購回本銀行股本中不超過在決議案通過之日本銀行已發行股本10%之每股面值港幣1.00元之繳足股款之普通股（「購回授權」）。按本銀行於二零零八年三月三十一日，即本通函付印前之最後實際可行日期（「最後實際可行日期」）已發行之每股面值港幣1.00元之股份（「股份」）294,964,380股計算，本銀行根據此項授權可購回最多不超過29,496,438股之股份。

(ii) 儘管董事會現無意購回任何股份，彼等相信購回授權所賦予之靈活性將對本銀行及其股東均甚為有利。由於近年在聯交所之交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值之價格買賣時，本銀行能夠購回股份將對擬保留其於本銀行之投資之股東有利，因為此等股東佔本銀行資產權益之百分比將按本銀行購回股份數目之比例而增加。此外，董事會行使購回授權將可增加股份在聯交所之成交量。

(iii) 董事會建議根據購回授權購回股份所需之款項將由本銀行及其附屬公司之可用現金或營運資金融資支付。根據本銀行之公司組織章程大綱及細則以及香港法例之規定，本銀行用以支付購回股份之款項須來自可合法用於購回股份之資金。

(iv) 倘購回授權於建議中之購回期間任何時間全部行使，對本銀行之營運資金或資產負債狀況（與本銀行最新刊發之年報所載截至二零零七年十二月三十一日經審核綜合財務報表所披露之狀況比較）可能會產生重大之不利影響。然而，董事會並不擬建議在行使購回證券授權會對本銀行之營運資金規定或董事會所不時認為對本銀行而言屬適當之資產負債水平產生重大不利影響之情況下行使購回授權。

(v) 本銀行之董事或（就董事會所知及經進行一切合理查詢後）彼等之聯繫人士（按上市規則之定義）現時概無意在購回授權獲股東批准後出售股份予本銀行。

(vi) 董事會已向聯交所承諾，將根據上市規則及香港法例，並按照購回授權之規定，行使本銀行購回股份的權力。

(vii) 倘若股份購回導致股東在本銀行的投票權上所佔權益比例增加，根據香港公司收購及合併守則（「收購守則」）所載，該項增加將被視作增購股份。股東或一致行動的股東因而取得本銀行的控制權或鞏固對本銀行的控制權，須遵守收購守則第二十六條，作出強制收購。

在最後實際可行日期，保定有限公司、YKF Holding Corporation、Tessel Inc.、馮鈺斌先生、馮鈺聲先生、何志偉先生及其配偶，以下簡稱為「信託成員」，因一些信託安排，根據收購守則所載，可能被視為一致行動的股東。信託成員共持有本銀行股份65,259,600股，相等於本銀行已發行股本約22.12%。BNY International Financing Corporation持有本銀行股份59,825,053股，相等於本銀行已發行股本約20. 28%。倘若股份購回授權獲悉數行使，信託成員及BNY International Financing Corporation的持股量將分別增加至本銀行已發行股本約24.58%及22.54%。董事會並未知悉，如因行使購回授權而購買股份後，會引致收購守則之規定下之任何後果。

(viii) 於本通函之刊發日期前六個月內，本銀行並無購買本身股份。

(ix) 本銀行並無獲其關連人士（按上市規則之定義）知會彼等現擬出售本銀行股份予本銀行，該等人士亦無承諾，倘購回授權獲股東批准後，彼等不會出售任何該等股份予本銀行。

(x) 本銀行股份過去十二個月期間每月在聯交所之最高及最低買賣價如下：

		最高 *港元*	最低 *港元*
二零零七年：	四月	98.25	90.00
	五月	94.60	80.55
	六月	91.15	82.15
	七月	101.60	83.85
	八月	102.00	80.50
	九月	96.75	87.40
	十月	93.20	86.35
	十一月	100.70	90.70
	十二月	118.00	93.50
二零零八年：	一月	121.60	88.00
	二月	116.90	95.00
	三月	118.60	99.05

公司註冊處
Companies Registry

Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 5929

1 公司名稱 Company Name

Wing Hang Bank, Limited

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
29	4	2008

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

161 Queen's Road Central, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Wing Hang Bank, Ltd.

地址 Address: 2/F., 161 Queen's Road Central
Hong Kong

電話 Tel: 2852-5752 傳真 Fax: 2815-4119

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

RECEIVED
2008 JUN 19 A

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11) 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12) 9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HKD450,000,000	295,044,380	HKD1	HKD295,044,380	HKD295,044,380
總值 Total	HKD450,000,000	295,044,380		HKD295,044,380	HKD295,044,380

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares 現時持有量 Current Holding	股份 Shares 轉讓 Transferred 數目 Number	轉讓 Transferred 日期 Date	備註 Remarks
	Allotment of 20,000 shares on 9th May, 2007. Allotment of 648,880 shares on 25th May, 2007 Allotment of 20,000 shares on 17th August, 2007. Allotment of 15,000 shares on 5th December, 2007. Allotment of 80,000 shares on 22nd April, 2008. Names of shareholders please refer to the CD-ROM attached.				
	總數 Total	295,044,380			

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	何志偉
英文姓名 Name in English	姓氏 Surname: HO; 名字 Other Names: Chi Wai, Louis
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 14) 香港住址 Hong Kong Residential Address	E2, 6/F., 43 Stubbs Road, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	D137860(1)	
b 海外護照 Overseas Passport	簽發國家 Issuing Country:	號碼 Number:

B、法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 鄭漢鈞

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Cheng	Hon Kwan

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 2/F., 20 Broom Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A181391(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	馮鈺斌

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	Fung	Yuk Bun, Patrick

前用姓名 Previous Names	N/A
別名 Alias	N/A

(註 Note 20) 住址 Residential Address

F1, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A692872(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5929

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname   名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country   號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form ... 5929

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	N/A
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24) **14 隨表提交的帳目所涵蓋的會計結算始末日期**
Period Covered by Accounts Submitted with this Form
(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
1	1	2007	至 To	31	12	2007

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用,請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表,則自成立爲法團以來),並無發出任何文件,邀請公眾人士認購公司任何股份或債權證;同時如成員數目於本申報表日期超過五十,則所超出的成員,全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.

本申報表包括 ________ 張續頁 A、________ 張續頁 B、________ 張續頁 C 及 ________ 張續頁 D。

This Return includes - **Continuation Sheet(s) A,** - **Continuation Sheet(s) B,** 8 **Continuation Sheet(s) C and** - **Continuation Sheet(s) D.**

簽署 Signed : [signature]

姓名 Name : Ho Chi Wai, Louis
董事 Director/秘書 Secretary *

日期 Date : 3rd June, 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form ARI

本申報表日期 Date of Return

29	4	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 馮鈺聲

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Fung	Yuk Sing, Michael

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: E2, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A863460(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form ARI

本申報表日期 Date of Return

29	4	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Gordon	Andrew Michael

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: D1, Helene Garden, 22 Stanley Beach Road, Stanley, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P362981(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

Form

本申報表日期 Date of Return

29	4	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 何志偉

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Ho	Chi Wai, Louis

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: E2, 6/F., 43 Stubbs Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D137860(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

Form

本申報表日期 Date of Return

29	4	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 劉漢銓

英文姓名 Name in English:

Lau	Hon Chuen, Ambrose
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:

House 6, Severn Hill, 4 Severn Road,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B984222(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

Form

本申報表日期 Date of Return

29	4	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese	李國賢
英文姓名 Name in English	姓氏 Surname: Lee; 名字 Other Names: Kwok Yin, Simon
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 20) 住址 Residential Address	Suite 01, 26/F., The Parkside, Pacific Place, 88 Queensway, Hong Kong
	國家 Country:
(註 Note 21) 電郵地址 E-mail Address	

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A724363(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

Form AR1

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
29	4	2008

公司編號 Company Number: 5929

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director
☐ 候補董事 Alternate Director
代替 Alternate to:

中文姓名 Name in Chinese: 謝孝衍

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Tse	Hau Yin

前用姓名 Previous Names: N/A

別名 Alias: Aloysius

(註 Note 20) 住址 Residential Address: 22 Mount Butler Drive, Jardine's Lookout, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E095631(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return		
29	4	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to:

中文姓名 Name in Chinese: 董建成

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Tung	Chee Chen

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: House 15, Strawberry Hill, 8 Plunkett's Road, The Peak, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A951930(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

Form ~~AR1~~

本申報表日期 Date of Return			公司編號 Company Number
29	4	2008	5929
日 DD	月 MM	年 YYYY	

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 王家華

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Wang	Frank John

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address:
Flat B, 7/F., Hatton House, 15
Kotewall Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P901893(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

CR

公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

5929

1 公司名稱 Company Name

Wing Hang Bank, Ltd.

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2007
日 DD	月 MM	年 YYYY

本陳述書包括 ______ 頁附表。

This Statement includes 2 page(s) of Schedule.

簽署 Signed :

姓名 Name : Ho Chi Wai, Louis　　日期 Date : 3rd June, 2008

董事 Director／秘書 Secretary *　　日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*

(註 Note 4)

提交人的資料 Presentor's Reference	請勿填寫本欄 For Official Use
姓名 Name: Wing Hang Bank, Ltd. 地址 Address: 2nd Floor, 161 Queen's Road Central Hong Kong 電話 Tel: 2852-5752 傳真 Fax: 2815-4119 電郵地址 E-mail Address: 檔號 Reference:	

表格 Form **AC1**

(附表一 Schedule 1)

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Banco Weng Hang, S.A.	Macau	Ordinary	100%	
C.F. Limited	Hong Kong	Ordinary	100%	
Chekiang First Limited	Hong Kong	Ordinary	100%	
C.F. Finance Company Limited	Hong Kong	Ordinary	100%	
C.F. Overseas, Inc.	Delaware, USA	Ordinary	100%	
Chekiang First Bank (Nominees) Limited	Hong Kong	Ordinary	100%	
Chekiang First Bank (Trustee) Limited	Hong Kong	Ordinary	100%	
Chekiang First Securities Company Limited	Hong Kong	Ordinary	100%	
Cheuk Woo Enterprises Company Limited	Hong Kong	Ordinary	100%	
Cyber Wing Hang Limited	Hong Kong	Ordinary	100%	
Data Processing Services Limited	Hong Kong	Ordinary		100%
Honfirst Investment Limited	Hong Kong	Ordinary	100%	
Honfirst Land Limited	Hong Kong	Ordinary	100%	
Honfirst Property Agency Limited	Hong Kong	Ordinary	100%	
Inchroy Credit Corporation Limited	Hong Kong	Ordinary/ NVD	100%	
Sun Treasure Company Limited	Hong Kong	Ordinary	100%	
Sunwadell Company Limited	Hong Kong	Ordinary		100%
Technico Ltd.	Hong Kong	Ordinary	100%	
Wing Hang Bank (Cayman) Ltd.	Cayman Islands	Ordinary	100%	
Wing Hang Bank (Nominees) Ltd.	Hong Kong	Ordinary	100%	
Wing Hang Bank (Trustee) Ltd.	Hong Kong	Ordinary	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

公司編號 Company Number

5929

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Wing Hang Bank (China) Ltd.	People's Republic of China	Ordinary	100%	
Wing Hang Commodities Company Limited	Hong Kong	Ordinary	100%	
Wing Hang Credit Limited	Hong Kong	Ordinary	100%	
Wing Hang Finance Company Ltd.	Hong Kong	Ordinary	100%	
Wing Hang Technologies Limited	Hong Kong	Ordinary		67%
Wing Hang Technologies (Shenzhen) Limited	Shenzhen	Ordinary		67%
Wing Hang Financial Holdings (BVI) Limited	British Virgin Islands	Ordinary	100%	
Wing Hang Insurance Agency Ltd.	Hong Kong	Ordinary	100%	
Wing Hang Insurance Brokers Ltd.	Hong Kong	Ordinary	100%	
Wing Hang Shares Brokerage Company Limited	Hong Kong	Ordinary	100%	
Wing Hang Zurich Insurance Company Limited	Hong Kong	Ordinary	65%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

END